Form 20-F
Youlife Group Inc.
filed 2025-07-17
CIK 2028177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 9, 2025

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Yunlei Wang

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900, China

+86 21 6173-6744

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, each representing one Class A ordinary shares, $0.0001 par value per share	YOUL	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share*	YOULW**	The OTC Market

*	Not for trading, but only in connection with the quoting of the warrants on the OTC market.
**	The trading symbol may contain certain suffix for the quoting of the warrants on the OTC market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 76,048,600 ordinary shares (consisting of 64,887,792 Class A ordinary shares or Class A ordinary shares represented by American depositary shares and 11,160,808 Class B ordinary shares) and 7,617,500 warrants outstanding as of July 9, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On July 9, 2025, Youlife Group Inc. (the “Company” or “We”) consummated the previously announced business combination with Distoken Acquisition Corporation (“Distoken”), pursuant to the business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025 (as it may be further amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among Distoken, the Company, Xiaosen Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”).

Under the Business Combination Agreement, the Business Combination (as defined below) were effected in two steps. On July 8, 2025, First Merger Sub merged with and into Youlife (the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife being converted into the right to receive shares of the Company. On July 9, 2025, Second Merger Sub merged with and into Distoken (the “Second Merger,” and together with First Merger, the “Mergers”), with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (in the form of the Company ADSs, except for certain restricted securities) (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

Under the Business Combination Agreement, the aggregate merger consideration amount paid to the shareholders of Youlife is $700,000,000 and was paid entirely in newly issued Company Class A Ordinary Shares (as defined below) (including the Company Class A Ordinary Shares in the form of the Company ADSs) and the Company Class B Ordinary Shares, in each case as defined below, at the Closing, with each share valued at $10.00 (the “Merger Consideration”).

Prior to the First Merger Effective Time (as defined below), the Company has caused a sponsored American depositary share facility for the Company Class A Ordinary Shares to be established with a reputable depositary bank reasonably acceptable to Distoken (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing and distributing the American depositary shares of the Company , each representing one Company Class A Ordinary Share (“Company ADSs”).

As a result of the Mergers, (a) (i) each security of Youlife that was not subject to any lock-up restrictions, other than the ordinary shares of Youlife held by Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Directors of Youlife and the Company (the “Youlife Founder Shares”), that was issued and outstanding immediately prior to the time the First Merger was effective (the “First Merger Effective Time”) was cancelled and converted into the right to receive such number of Class A ordinary shares of the Company (“Company Class A Ordinary Shares”) equal to the Exchange Ratio (as defined below) in the form of the Company ADSs, and (ii) each security of Youlife that was subject to lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Company Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement, (b) each Youlife Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Class B ordinary shares of the Company (“Company Class B Ordinary Shares”) equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to 20 votes for each Company Class B Ordinary Share held by such holder, (c) each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Company Class A Ordinary Shares in the form of the Company ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares), (d) each outstanding public warrant and Private Warrant (as defined below) of Distoken was convert into one Company public warrant and one Company private warrant, respectively (which has the right to acquire the Company ADSs), and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares) was automatically converted into one-tenth of one Company Class A Ordinary Share in the form of the Company ADSs. “Exchange Ratio” means (i) the Merger Consideration as of the First Merger Effective Time divided by (ii) the total number of ordinary shares and preferred shares of Youlife. The Company Class A Ordinary Shares and the Company Class B Ordinary Shares are collectively referred to as “Company Ordinary Shares.”

On April 16, 2025 and April 28, 2025, the Company entered into certain Subscription Agreements (the “PIPE Subscription Agreements”) with Distoken and certain investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 2,704,949 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “PIPE Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The PIPE Private Placement was consummated simultaneously with the closing of the Business Combination.

As a result of the foregoing transactions, there were 76,048,600 Ordinary Shares (consisting of 64,887,792 Class A Ordinary Shares and 11,160,808 Class B Ordinary Shares) and 7,617,500 Warrants (consisting of 6,900,000 Public Warrants and 717,500 Private Warrants) outstanding as of July 9, 2025.

On July 10, 2025, the ADSs of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “YOUL.” The Warrants of the Company are quoted on the Over-the-Counter market (“OTC market”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements, which statements involve substantial risks and uncertainties. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Distoken, Youlife and the Company for the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this Report and on the current expectations, forecasts and assumptions of the management of Distoken and Youlife, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this Report include, but are not limited to, statements about:

●	expectations regarding (and Youlife’s ability to meet expectations regarding) Youlife’s strategies and future financial performance, including Youlife’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and Youlife’s ability to invest in growth initiatives;

●	the outcome of any legal proceedings that may be instituted against Distoken, Youlife, the Company and others following announcement of the Business Combination Agreement and the transactions contemplated therein;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;

●	the deployment of the proceeds of the Business Combination;

●	the projected financial information, anticipated growth rate, and market opportunity for Youlife, and its estimates of expenses and profitability;

●	the use of proceeds not held in the Trust Account or available to Distoken from interest income on the Trust Account balance;

●	the ability to maintain the listing of the Company securities on Nasdaq following the Business Combination;

●	geopolitical risks, including the impacts of the ongoing conflict between Russia and Ukraine, and changes in applicable laws or regulations;

●	anticipated economic, business, and/or competitive factors;

●	anticipations regarding the impact of any major disease or epidemic that disrupts Youlife’s business;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Youlife’s resources;

●	exchange rate instability;

●	the possibility that expansion of Youlife’s or the Company’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;

●	Youlife’s or the Company’s ability to retain and grow its customer base;

●	Youlife’s or the Company’s success in finding and maintaining future strategic partnerships and inorganic opportunities;

●	the potential liquidity and trading of public securities of the Company;

●	the ability to raise financing in the future by the Company;

●	the ability of Youlife or the Company to respond to general economic conditions;

●	expansion and other plans and opportunities of Youlife or the Company;

●	the ability of Youlife or the Company to manage its growth effectively;

●	the ability of Youlife or the Company to develop and protect its brand; and

●	the ability of Youlife or the Company to compete with competitors in existing and new markets and offerings.

Forward-looking statements are provided for illustrative purposes only and are not guarantees of performance. You should understand that the factors discussed under the heading “Risk Factors” and elsewhere in this Report could affect the future results of Youlife and Distoken, and the Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Report.

In addition, the risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the businesses, financial conditions, or results of operations of Youlife or Distoken, and the Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Youlife or Distoken assess the impact of all such risk factors on the businesses of Youlife or Distoken, and the Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Youlife, Distoken, and the Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications, including reports by CIC. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Youlife is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Youlife” in this Report.

In addition, this Report contains statements of belief and similar statements that reflect the beliefs and opinions of Youlife or Distoken, as applicable, on the relevant subject. These statements are based upon information available to Youlife or Distoken, as applicable, as of the date of this Report, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Youlife or Distoken, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this Report and attributable to Distoken or Youlife or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Report.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of Youlife Group Inc. after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China.

B.	Advisers

Baker & McKenzie LLP acted as counsel for the Company and Youlife, and will act as counsel to the Company upon and following the consummation of the Business Combination. The address of Baker & McKenzie LLP is Suite 3401, China World Office 2, China World Trade Centre, 1 Jianguomenwai Dajie, Beijing 100004, China.

Haiwen & Partners acted as the PRC counsel for the Company and Youlife, and will act as the PRC counsel to the Company upon and following the consummation of the Business Combination. The address of Haiwen & Partners is 20/F Fortune Financial Center 5 Dong San Huan Central Road Chaoyang District Beijing 100020, China.

Campbells acted as the Cayman counsel for the Company and Youlife, and will act as the Cayman counsel to the Company upon and following the consummation of the Business Combination. The address of Campbells is 3002-04, 30/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

C.	Auditors

Onestop Assurance PAC acted as the independent registered public accounting firm of Youlife, for its financial statements as of December 31, 2022, 2023 and 2024 and for the years then ended, and will be the Company’s independent registered public accounting firm after the consummation of the Business Combination. The address of Onestop Assurance PAC is 10 Anson Road #06-15 International Plaza, Singapore.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2024, after giving effect to the Business Combination and the PIPE Private Placement.

Pro Forma Combined
As of December 31, 2024	(RMB in thousand)
Cash and cash equivalents	279,854
Class A ordinary shares	44
Class B ordinary shares	8
Treasury shares	(31)
Additional paid-in capital	1,321,662
Statutory surplus reserve	9,367
Accumulated deficit	(615,440)
Total Equity	715,610
Total capitalization	715,610

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form 424B3 filed with the Securities And Exchange Commission (the “SEC”) on May 15, 2025 (the “Form 424B3”) in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

On February 26, 2019, Youlife was incorporated as an exempted company with limited liability in the Cayman Islands.

On March 27, 2019, Youlife Technology Limited (“Youlife Technology”) was incorporated in Hong Kong with a total issued share capital of HK$10,000. On the same day, an aggregate of 10,000 shares were allotted and issued to Youlife and Youlife Technology became a directly wholly-owned subsidiary of Youlife.

Pursuant to an investment agreement dated August 31, 2020, as a portion of the onshore part of the Series C Investment, You Service Industrial Company Limited (“You Service”) subscribed for 2.0% shareholding interest in Shanghai Youerlan Information Technology Co., Ltd. (“Shanghai Youerlan”) at a consideration of US$5 million, which was based on the pre-money valuation of RMB1.5 billion of our Group in the Series C Investment and fully settled on November 19, 2020. Upon the completion of such investment, Shanghai Youerlan became a sino-foreign joint venture.

Pursuant to the respective equity transfer agreements dated October 30, 2020, Youlife Technology acquired an aggregate of approximately 98.0% shareholding interest in Shanghai Youerlan from its then shareholders (except for You Service) at a total consideration of the US dollars equivalent to RMB406.56 million, upon the filing of the shareholding changes Shanghai Youerlan was held by Youlife Technology and You Service as to approximately 98.0% and 2.0%, respectively.

From October to November 2020, Youlife conducted a share restructuring primarily for the purpose of reflecting the onshore shareholding structure of Shanghai Youerlan at the offshore level and facilitating the aforesaid offshore part of the Series C Investment. Such share restructuring comprised:

(1)	reclassification and re-designation of the authorized share capital from class A and class B ordinary shares to Shares and Preferred Shares;

(2)	re-designation of 55,140,881 issued class A ordinary shares held by TKING INTERNATIONAL CO., LTD. (“Tking International”) to the same number of issued Shares, and repurchase of all the rest of the issued class A ordinary shares;

(3)	allotment and issuance of an aggregate of 155,426,863 new Shares (including both Shares and Preferred Shares) to the affiliates of the then shareholders of Shanghai Youerlan;

(4)	allotment and issuance of 2,666,667 Series C Preferred Shares to VSTAR JIUYING INVESTMENT CO., LTD. (“Vstar Jiuying”), which undertook the shareholding interest in our Group previously held by Shanghai Jiuyou Equity Investment Fund Management Co., Ltd. (“Shanghai Jiuyou”); and

(5)	allotment and issuance of 888,888 Shares to CHUANMINTCH INVESTMENT CO., LTD. (“ChuanMinTch”), whose shareholders previously invested in our Group through Ningbo Meishan Free Trade Port Yunyou Investment Management Partnership (Limited Partnership) (“Ningbo Yunyou”).

Pursuant to a share swap agreement dated November 5, 2020, VisionGain Ventures Limited (“VisionGain Ventures”), an offshore affiliate of the then shareholders of You Service, subscribed for 4,666,667 Series C Preferred Shares, in consideration of which, the then shareholders of You Service transferred their entire shareholding interest in You Service to our Company. Upon the completion of such share swap on November 13, 2020, both You Service and Shanghai Youerlan became indirectly wholly-owned subsidiaries of Youlife.

As of the date of this Report, Youlife’s operations in mainland China are conducted by its mainland China subsidiaries and it does not have any VIE structure.

Business Combination with Distoken

On July 9, 2025, the Company consummated the previously announced business combination with Distoken, pursuant to the Business Combination Agreement by and among Distoken, the Company, the Sponsor, the First Merger Sub, the Second Merger Sub, and Youlife.

Under the Business Combination Agreement, the Business Combination were effected in two steps. On July 8, 2025, First Merger Sub merged with and into Youlife, with Youlife surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife being converted into the right to receive shares of the Company. On July 9, 2025, Second Merger Sub merged with and into Distoken, with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (in the form of the Company ADSs, except for certain restricted securities).

Under the Business Combination Agreement, the aggregate merger consideration amount paid to the shareholders of Youlife is $700,000,000 and was paid entirely in newly issued Company Class A Ordinary Shares (including the Company Class A Ordinary Shares in the form of the Company ADSs) and the Company Class B Ordinary Shares, in each case as defined below, at the Closing, with each share valued at $10.00.

Prior to the First Merger Effective Time, the Company has caused a sponsored American depositary share facility for the Company Class A Ordinary Shares to be established with the Depositary Bank reasonably acceptable to Distoken for the purpose of issuing and distributing the Company ADSs, each representing one Company Class A Ordinary Share.

As a result of the Mergers, (a) (i) each security of Youlife that was not subject to any lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of Company Class A Ordinary Shares equal to the Exchange Ratio in the form of the Company ADSs, and (ii) each security of Youlife that was subject to lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Company Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement, (b) each Youlife Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Company Class B Ordinary Shares equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to 20 votes for each Company Class B Ordinary Share held by such holder, (c) each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Company Class A Ordinary Shares in the form of the Company ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares), (d) each outstanding public warrant and Private Warrant (as defined below) of Distoken was convert into one Company public warrant and one Company private warrant, respectively (which has the right to acquire the Company ADSs), and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares) was automatically converted into one-tenth of one Company Class A Ordinary Share in the form of the Company ADSs.

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Lock-up Agreements

The Company, Youlife and Distoken entered into the Founder Lock-up Agreement with the Sponsor prior to the Closing, amending and restating the lock-up agreement that was executed by the Sponsor on May 17, 2024, and superseding the provisions of the Insider Letter Agreement with respect to transfer restrictions on the Founder Shares. The Founder Lock-up Agreement provides for a lock-up period with respect to the Founder Shares commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing).

The Company, Youlife and Distoken entered into the Company Founder Lock-up Agreement with Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, prior to the Closing, amending and restating the lock-up agreement that was executed by Youtch Investment Co., Ltd., on May 17, 2024. The Company Founder Lock-up Agreement provides for a lock-up period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing).

The Company, Youlife and Distoken also entered into the Company Lock-up Agreements with each shareholder of Youlife (other than Mr. Yunlei Wang) prior to the Closing, certain of which Company Lock-Up Agreements will amend and restate the lock-up agreements that were executed by certain shareholders of Youlife on May 17, 2024. The Company Lock-up Agreements provide for a lock-up period commencing on the Closing Date and ending on the date that is 180 calendar days after the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 90 days after the Closing). The restrictions set forth in the Company Lock-Up Agreements are waivable in writing by the Company the Company, Youlife and Distoken at any time prior to the Closing, and they may do so to the extent required for the Company to have sufficient public float to meet Nasdaq initial listing requirements.

Prior to the Closing of the Business Combination, Distoken and Youlife released the Company Ordinary Shares issuable to certain Youlife shareholders from the transfer restrictions under the lock-up agreements in order to satisfy the initial listing requirements of the Nasdaq Stock Market.

Shareholder Support Agreements

Simultaneously with the execution of the Business Combination Agreement, Distoken, Youlife, and shareholders of Youlife collectively holding approximately 69.1% of outstanding Youlife Ordinary Shares (calculated on an as-converted basis) have entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the shareholders of Youlife have agreed (a) to vote all of Youlife Ordinary Shares held by the respective Youlife shareholders in favor of the adoption of the Business Combination Agreement, the Ancillary Documents and the Transactions (including the First Merger), subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Business Combination Agreement, certain Youlife Shareholders entered into non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”) in favor of the Company, Distoken and Youlife. Under the Non-Competition and Non-Solicitation Agreements, certain Youlife Shareholders agreed not to compete with the Company during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of the Company. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on February 15, 2023, the holders of the Founder Shares, Representative Shares, Private Units and any units that may be issued on conversion of the Working Capital Loans (and any securities underlying the Private Units or units issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

PIPE Subscription Agreements with PIPE Investors

On April 16, 2025 and April 28, 2025, the Company entered into certain PIPE Subscription Agreements with Distoken and PIPE Investors, pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 2,704,949 Class A Ordinary Shares, at a purchase price equal to $10.00 per share in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The PIPE Private Placement was consummated simultaneously with the closing of the Business Combination.

For details for the terms of the Subscription Agreements please refer to Exhibits 4.3 and 4.4 to this Report.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through the Company and its subsidiaries. A description of the business of the Company is included in the Form 424B3 in the sections titled “Information about Youlife”, which is incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Distoken became a wholly owned subsidiary of the Company. A description of the organizational structure of the Company is included in the Form 424B3 in the section entitled “Summary of the Proxy Statement/Prospectus—Organizational Structure—Structure of Pubco after the Business Combination” which is incorporated herein by reference.

B.	Property, Plants and Equipment

The Company’s principal executive offices are located at Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China. As of December 31, 2024, the Company leased 147 properties with an aggregate GFA of approximately 20,041.71 square meters, which are primarily used as offices purpose. Such leased properties are described in the Form 424B3 in the section entitled “Information about Youlife—Properties” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through Youlife, the PRC subsidiaries, which are the direct wholly-owned subsidiaries of Youlife. You should read the following discussion and analysis of the financial condition and results of operations of Youlife in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Youlife and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s blue-collar lifetime service market, including, among others, China’s overall economic growth, the competitive environment in China and greater challenges in hiring. In addition, our results of operations and financial condition are also affected by factors driving the blue-collar lifetime service market in China, such as growth of the blue-collar sector. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

Our business mix

We have broad and diversified blue-collar lifetime service offerings, each of which complement and benefit each other and ensure our ability to withstand market while maintaining a strong financial growth trajectory. A shift in our revenue mix would affect our gross profit margin, as the gross profit margin of each business segment varies. Any change in the revenue mix or change in the profitability of any service offered may have a corresponding impact on our overall profitability. We may in the future further adjust our business structure and strategies to improve our profitability. Any further changes on our business mix may affect our profitability.

Our brand positioning and pricing ability

We rely on our well-established brand awareness and recognition, such as our brands “Youlan” and “Tiankun Education,” and our reputation in providing quality services. Our ability to maintain our relationship with existing customers and attract new customers depends, to a large extent, on our ability to continue to enhance brand recognition. We believe trusted brands enable us to expand our customer base, collaborate with more third parties, make our services more acceptable and lead to more business opportunities.

Our results of operations are also affected by the level of fees which we are able to charge. As we operate in a highly competitive and fragmented industry, our ability to price our services at the level we desire, while at the same time maintaining competitive, is dependent on a number of factors, including the pricing guideline and/or restriction issued or imposed by the relevant government authorities, the demand for our services, the supply of similar services in the market, prices set by our competitors and the competitive landscape of blue-collar lifetime service industry in China. To maintain our prices, we endeavor to diversify our services by offering more solution based, customized curricula and services. We aim to achieve a balance between pricing our services competitively while maintaining our position as a quality blue-collar lifetime service provider and ensuring an attractive profit margin. Failure to balance various factors in determining our pricing could materially and adversely affect our financial condition and results of operations.

Our ability to control operating costs and expenses

Our profitability is also affected by our ability to control our operating costs and expenses. We have been continuously improving our cost efficiency. In 2023 and 2024, our cost of sales represented 85.3% and 85.5% of our total revenue, respectively. Our cost of sales primarily consists of personnel costs, constituting approximately 79.8% and 89.7% of our cost of sales in 2023 and 2024, respectively, and most of the personnel costs were the staff costs of blue-collar talent associated with our employee management services.

We expect the cost of sales to continue to be our most significant operating costs and expenses going forward, in light of our continuous expansion. If we are unable to control our operating costs and expenses, our profitability may be materially and adversely affected.

Our ability to timely and continuously source adequate blue-collar talent who meets the requirements of our customers

We generated a significant portion of our revenue from our employee management services in 2023 and 2024. Our business depends on our ability to timely and continuously source large number of suitable blue-collar talent to support our corporate customers’ staffing needs. Our ability to continue to drive the organic growth of our blue-collar talent potential is primarily driven by factors including our ability to match them with career opportunities, the quality of our services, the range and effectiveness of our recruitment service and delivery sites, and our brand reputation.

Competition for blue-collar talent with certain skills and experience may be intense, and qualified blue-collar talent may not be available to us in a sufficient number and on terms of employment acceptable to us. Going forward, our ability to recruit enough blue-collar talent who possesses the skills and experience necessary to meet the requirements of our corporate customers in a timely manner will be largely affected by various factors including our customers’ willingness to pay, the competition in the market and the customer stickiness with us.

Our ability to maintain major customers and expand our customer base

Our success is largely dependent on our ability to attract and maintain major customers and expand our customer base, which in turn is affected by our ability to deliver quality services amid a changing landscape of the blue-collar lifetime service industry in China. In 2023 and 2024, approximately 25.5% and 28.5% of our total revenue were generated from our top five customers, respectively. There is no guarantee that we will continue to obtain new contracts with these major customers or maintain our relationships with them in the future. In addition, we have a proven record of serving leading domestic and international corporate customers with a deep understanding of their needs and delivery, which we believe would be important to enhance our branding. Our continuous growth will be driven by our ability to expand our customer base to attract larger and medium-sized customers of different industries in more cities and regions. In addition, our success will also be affected by our ability to explore relationships with customers focused on emerging industries with great growth potential.

Our ability to keep up with rapid changes in the blue-collar lifetime service industry

Our ability to grow our business and increase profitability largely depends on our ability to keep up with the rapid changes in both market conditions and relevant laws and regulations of the blue-collar lifetime service industry. Government policies have strengthened supervision requirements in the blue-collar lifetime service industry. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the blue-collar lifetime service industry from time to time. Any of these changes in the blue-collar lifetime service industry may result in the prohibition or restriction of certain types of services we offer, or the imposition of new or additional licensing or other requirements could also reduce our revenue and earnings.

Seasonality

Our financial condition and results of operations are subject to seasonal fluctuations due to various factors. The seasonality for each of our business segments varies. For example, we may generate lower revenue from our employee management services and HR recruitment services in the first quarter of a year, when blue-collar talent tend to return to their hometown to celebrate the Chinese New Year holidays with their families. As a result, any comparison of our sales and operating results between different periods within a single financial year, or between different periods in different financial years is not necessarily meaningful and may not indicate our future performance.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net profit/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net profit/loss represents net profit before share-based compensation expenses, fair value gains from financial assets at fair value through profit or loss and deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares. Adjusted EBITDA represents adjusted net profit/loss before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net profit/loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of non-GAAP adjustments. We believe that such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures considering the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
GAAP net profit/(loss)	(227,326)	97,046	(52,388)	(7,176)
Reconciliation item:
Add:
Share-based compensation, net of tax impact of nil	20,811	-	-	-
Fair value gains from financial assets at fair value through profit or loss, net of tax impact of nil	(38,336)	(36,500)	21,248	2,911
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares, net of tax impact of nil	130,011	-	-	-
Loss from disposal of equity investment	-	-	59,018	8,085
Non-GAAP adjusted net profit	(114,840)	60,546	27,878	3,820
Add:
Income tax (benefit)/expense	18,551	(30,256)	11,090	1,519
Depreciation	3,842	8,317	10,070	1,380
Amortization	14,662	18,559	16,595	2,273
Interest expense	2,057	2,176	3,171	434
Non-GAAP adjusted EBITDA	(75,728)	59,342	68,804	9,426

Key Components of Results of Operations

Revenues

We generated revenues from our vocational education services, HR recruitment services, employee management services and market services and solutions. The following table sets forth a breakdown of our revenues by business line, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Vocational education services	68,663	8.9	179,031	12.7	50,029	6,854	3.2
Employee management services	563,273	73.0	1,033,837	72.9	1,382,580	189,413	87.2
HR recruitment services	110,991	14.4	75,479	5.3	24,237	3,320	1.5
Market services and solutions	28,367	3.7	129,700	9.1	128,794	17,645	8.1
Total	771,294	100.0	1,418,047	100.0	1,585,640	217,232	100.0
Less: revenues from the discontinued operations	47,221	6.1	52,182	3.7	-
Revenues from the continuing operations	724,073	93.9	1,365,865	96.3	1,585,640	217,232	100.0

We have provided vocational education services since our inception, and we usually charge the relevant service fee. The service fees are decided based on the size and fee level of the schools we provide service with.

We provide our corporate customers with comprehensive HR recruitment services and charge them service fees, which are mainly determined by the number of blue-collar talents we recruited and the fee level.

Our employee management services primarily include outsourcing services and other HR solutions. We charge our corporate customers service fees for outsourcing services, which are determined by several factors, including, among others, costs and expenses of the services, the industries and the competitive landscape.

We also provide blue-collar talents, students of school customers and corporate customers and other end customers with market services comprising sale of retail goods via online platform and value-added services, such as shopping services, catering services, student and blue-collar talents dormitory services and welfare services.

Cost of revenues

Our cost of sales primarily consists of (i) personnel costs; (ii) procurement costs, mainly including our costs of procuring third party recruitment services, the commodities and raw materials. The following table sets forth a breakdown of our cost of revenues by nature, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Personnel costs	487,871	63.3	929,097	65.5	949,906	130,137	59.9
Procurement costs	109,172	14.1	217,504	15.3	336,837	46,146	21.2
Others	23,055	3.0	45,209	3.2	69,768	9,558	4.4
Total	620,098	80.4	1,191,810	84.0	1,356,511	185,841	85.5
Less: cost of revenues from the discontinued operations	23,170	49.1	26,364	50.5	-	-	-
Cost of revenues from the continuing operations	596,928	82.4	1,165,446	85.3	1,356,511	185,841	85.0

Operating expenses

Our operating expenses primarily consist of sales and distribution expenses, administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	72,451	9.4	98,056	6.9	51,867	7,106	3.3
Administrative expenses	243,624	31.6	129,689	9.1	126,705	17,359	8.0
Research and development expenses	16,695	2.2	12,285	0.9	10,017	1,372	0.6
Total	332,770	43.2	240,030	16.9	188,589	25,837	11.9
Less: operating expenses from the discontinued operations	36,134	76.5	20,690	39.6	-	-	-
Operating expenses from the continuing operations	296,636	41.0	219,340	16.1	188,589	25,837	11.9

Selling and marketing expenses. Our selling and marketing expenses primarily consist of (i) personnel costs of our sales team; (ii) marketing and promotion expenses paid to online channels for advertising; (iii) office and rental fees; (iv) travel expenses; and (v) depreciation and amortization.

Administrative expenses. Our administrative expenses primarily include (i) personnel costs of our administrative staff; (ii) professional service fees relating to our financing and listing activities; (iii) depreciation and amortization; (iv) credit impairment losses and (v) office and other miscellaneous expenses.

Research and development expenses. Our research and development expenses mainly consist of (i) payroll expenses, (ii) technologies service expenses related to platform development and data analysis to support our business operations, and (iii) other expenses related to research and development functions.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiaries incorporated in Hong Kong are not subject to any Hong Kong withholding tax.

China

Generally, our subsidiaries incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. One of our PRC Subsidiaries is entitled to a favorable statutory tax rate of 15% for the three years from 2021 to 2024 because of its qualification as a “High and New Technology Enterprise.”

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

Results of Operations

The following table sets forth a summary of our results of operations for the periods presented.

In January 2024, we completed our reorganization and discontinued operations of some of our business operations. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations for the years ended December 31, 2023 and 2024, as comparative statements of operations.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this Report. Our results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Revenue	724,073	1,365,865	1,585,640	217,232
Cost of revenue	(596,928)	(1,165,446)	(1,356,511)	(185,841)
Gross profit	127,145	200,419	229,129	31,391
Operating expenses
Selling and distribution expenses	(70,073)	(91,688)	(51,867)	(7,106)
Administrative expenses	(209,868)	(115,367)	(126,705)	(17,359)
Research and development expenses	(16,695)	(12,285)	(10,017)	(1,372)
Total operating expenses	(296,636)	(219,340)	(188,589)	(25,837)
(Loss)/income from operations	(169,491)	(18,921)	40,540	5,554
Other income/(expense)
Fair value gains/(losses)	38,336	36,500	(21,248)	(2,911)
Other incomes	28,132	2,815	11,611	1,591
Other expenses	(3,977)	(2,220)	(422)	(58)
Gain/(loss) on dissolution of subsidiaries and branches	-	29,312	(8,820)	(1,208)
Loss from disposal of equity investment	16,010		(59,018)	(8,085)
Financial income/(expenses), net	18,446	1,530	(3,941)	(540)
Total other income/(expense), net	96,947	67,937	(81,838)	(11,211)
(LOSS)/PROFIT BEFORE TAX	(72,544)	49,016	(41,298)	(5,657)
Income tax (expenses)/benefits	(18,551)	30,256	(11,090)	(1,519)
Net profit/(loss) for the year from continuing operations	(91,095)	79,272	(52,388)	(7,176)
Net profit/(loss) from discontinued operations	(6,220)	17,774	-	-
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-	-	-
Net profit/(loss) attribute to non-controlling interests	(3,792)	(2,217)	(12)	(2)
Net profit/(loss) attribute to ordinary shareholders	(223,534)	99,263	(52,376)	(7,174)
Non-GAAP Financial Data(1)
Adjusted net (loss)/profit	(114,840)	60,546	27,878	3,820
Adjusted EBITDA	(75,728)	59,342	68,804	9,426

(1)	See “-Non-GAAP Financial Measures.”

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Our revenues increased by 16.1% from RMB1,365.9 million for the year ended December 31, 2023 to RMB1,585.6 million (US$217.2 million) for the year ended December 31, 2024, with increases in revenues generated from employee management services as the mainly driven to the increase. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2023		2024			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	179,031	12.7	50,029	6,854	3.2	(129,002)	(72.1)
Employee management services	1,033,837	72.9	1,382,580	189,413	87.2	348,743	33.7
HR recruitment services	75,479	5.3	24,237	3,320	1.5	(51,242)	(67.9)
Market Services	129,700	9.1	128,794	17,645	8.1	(906)	(0.7)
Total	1,418,047	100.0	1,585,640	217,232	100.0	167,593	11.8
Less: revenues from the discontinued operations	52,182	3.7	-	-	-	(52,182)	(100.0)
Revenues from the continuing operations	1,365,865	96.3	1,585,640	217,232	100.0	219,775	16.1

Vocational education services. Revenues generated from vocational education services decreased by 72.1% from RMB179.0 million for the year ended December 31, 2023 to RMB50.0 million (US$6.9 million) for the year ended December 31, 2024, primarily due to (i) the decrease in our smart campus services resulting from we had completed most of our smart campus projects in 2023; and (ii) our vocational training services and self-operated vocational school services had been disposed with the discontinued operations.

Employee management services. Revenues generated from employee management services increased by 33.7% from RMB1,033.8 million for the year ended December 31, 2023 to RMB1,382.6 million (US$189.4 million) for the year ended December 31, 2024, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands.

HR recruitment services. Revenues generated from HR recruitment services decreased by 67.9% from RMB75.5 million for the year ended December 31, 2023 to RMB24.2 million (US$3.3 million) for the year ended December 31, 2024, primarily due to (i) our average service fee decreased as our large-scale corporate customers would choose multi-settlement of high fluidity jobs; and (ii) part of our HR recruitment services had been disposed with the discontinued operations.

Marketing services. Revenues generated from marketing services remained relatively stable at RMB129.7 million for the year ended December 31, 2023, and RMB128.8 million (US$17.6 million) for the year ended December 31, 2024.

Cost of revenues

Our cost of revenues increased by 15.6% from RMB1,165.4 million for the year ended December 31, 2023 to RMB1,347.4 million (US$184.6 million) for the year ended December 31, 2024, in line with the growth of our business scale. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2023		2024			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Personnel costs	929,097	65.5	949,906	130,137	59.9	20,809	2.2
Procurement costs	217,504	15.3	336,837	46,146	21.2	119,333	54.9
Others	45,209	3.2	69,768	9,558	4.4	24,559	54.3
Total	1,191,810	84.0	1,356,511	185,841	85.5	164,701	13.8
Less: cost of revenues from the discontinued operations	26,364	50.5	-	-	-	(26,364)	(100.0)
Cost of revenues from the continuing operations	1,165,446	85.3	1,356,511	185,841	85.5	191,065	16.4

Procurement costs. Costs related to personnel procurement costs increased by 54.9% from RMB217.5 million for the year ended December 31, 2023, to RMB336.8 million (US$46.1 million) for the year ended December 31, 2023, primarily due to the increase in cost paid to third-party services providers engaged in the employee management services, generally in line with our revenue growth.

Gross profits and margin

Our gross margin decreased from 14.7% for the year ended December 31, 2023 to 14.5% for the year ended December 31, 2024, primarily due to the decrease of HR recruitment services which has a higher gross margin with almost 55.5% margin. The percentage of the gross profit from HR recruitment services decreased from 25.1% for the year ended December 31, 2023 to 5.9% for the year ended December 31, 2024.

Operating expenses

Our operating expenses decreased from RMB219.3 million for the year ended December 31, 2023, to RMB196.5 million (US$26.9 million) for the year ended December 31, 2024, representing a decrease of 10.4%. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2023		2024			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Selling and distribution expenses	98,056	6.9	51,867	7,106	3.3	(46,189)	(47.1)
Administrative expenses	129,689	9.1	126,705	17,359	8.0	(2,984)	(2.3)
Research and development expenses	12,285	0.9	10,017	1,372	0.6	(2,268)	(18.5)
Total operating expenses	240,030	16.9	188,589	25,837	11.9	(51,441)	(21.4)
Less: operating expenses from the discontinued operations	20,690	39.6	-	-	-	(20,690)	(100.0)
Operating expenses from the continuing operations	219,340	16.1	188,589	25,837	11.9	(30,751)	(14.0)

Selling and marketing expenses. Our selling and marketing expenses decreased by 47.1% from RMB98.1 million for the year ended December 31, 2023, to RMB51.9 million (US$7.1 million) for the year ended December 31, 2024, primarily because we reduced related marketing and promotion activities for retail services.

Administrative expenses. Our administrative expenses decreased by 2.3% from RMB129.7 million for the year ended December 31, 2023 to RMB126.7 million (US$17.4 million) for the year ended December 31, 2024, primarily because RMB13.0 million of credit losses of other receivables and RMB2.4 million of credit losses of accounts receivable were reversed in 2023 due to effective receivables collection but RMB1.6 million (US$0.2 million) credit losses of other receivables were reversed and RMB1.8 million (US$0.3 million) credit losses of accounts receivable charged to expense in 2024.

Research and development expenses. Our research and development expenses decreased by 18.5% from RMB12.3 million for the year ended December 31, 2023, to RMB10.0 million (US$1.4 million) for the year ended December 31, 2024, primarily due to the decrease in technologies services expenses resulting from the continuous investment in our platforms.

(Loss)/income from operations

As a result of the foregoing, we recorded profits from operations of RMB40.5 million (US$5.6 million) for the year ended December 31, 2024, compared with loss from operation of RMB18.9 million for the year ended December 31, 2023, primarily due to our business development and increased efficiency.

Other income/(expense), net

We incurred other incomes, net of RMB67.9 million and other expense, net of RMB81.8 million (US$11.2 million) for the year ended December 31, 2023, and 2024, respectively, primarily due to the fair value loss and disposal loss from our equity investment.

Income taxes

Our income tax expenses were RMB11.1 million (US$1.5 million) for the year ended December 31, 2024, compared to income tax benefits RMB30.3 million for the year ended December 31, 2023, primarily due to the recognition of deferred tax assets have been utilized.

Net profit/(loss)

As a result of the foregoing, we recorded net loss of RMB51.2 million (US$7.2 million) for the year ended December 31, 2024, compared to net profit of RMB79.3 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by 88.6% from RMB724.1 million in 2022 to RMB1,365.9 million (US$187.9 million) in 2023, with increases in revenues generated from vocational education services, HR recruitment services, employee management services and marketing services and solutions. The increase of our revenues was mainly driven by the growth in employee management services. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2022		2023			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	68,663	8.9	179,031	24,635	12.7	110,368	160.7
Employee management services	563,273	73.0	1,033,837	142,261	72.9	470,564	83.5
HR recruitment services	110,991	14.4	75,479	10,386	5.3	(35,512)	(32.0)
Market Services	28,367	3.7	129,700	17,847	9.1	101,333	357.2
Total	771,294	100.0	1,418,047	195,129	100.0	646,753	83.9
Less: revenues from the discontinued operations	47,221	6.1	52,182	7,180	3.7	4,961	10.5
Revenues from the continuing operations	724,073	93.9	1,365,865	187,949	96.3	641,792	88.6

Vocational education services. Revenues generated from vocational education services increased by 160.7% from RMB68.7 million in 2022 to RMB179.0 million (US$24.6 million) in 2023, primarily due to (i) the easing of the impact of COVID-19 and the resumption of existing business; (ii) we have expanded our businesses in vocational qualification certification, characteristic college entrance examination, international study abroad, and co-construction projects with emerging industry colleges of vocational colleges; and (iii) the government vigorously promote relevant policies beneficial for vocational business.

Employee management services. Revenues generated from employee management services increased by 83.5% from RMB563.3 million in 2022 to RMB1,033.8 million (US$142.3 million) in 2023, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) our target customers are more likely focusing on new economy industries with high customer value and large scale of outsourcing services demands.

HR recruitment services. Revenues generated from HR recruitment services decreased by 32.0% from RMB111.0 million in 2022 to RMB75.5 million (US$10.4 million) in 2023, primarily due to (i) since the beginning of 2022, a few waves of COVID-19 outbreaks have emerged in various regions of China and various restrictions were reinstated. The lack of blue-collar resources under these restrictions increased our average service fee per talent recruited; and (ii) our average service fee decreased in 2023 as our large-scale corporate customers would choose multi-settlement of high fluidity jobs.

Marketing services and solutions. Revenues generated from marketing services and solutions increased by 357.2% from RMB28.4 million in 2022 to RMB129.7 million (US$17.8 million) in 2023, primarily due to the addition of sale of retail goods at the end of 2022.

Our revenues from the discontinued operations primarily generated from vocational education services for self-operated vocational school services and vocational training services.

Cost of revenues

Our cost of revenues increased by 95.2% from RMB596.9 million in 2022 to RMB1,165.4 million (US$164.2 million) in 2023, in line with the growth of our business scale. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2022		2023			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Personnel costs	487,871	63.3	929,097	127,848	65.5	441,226	90.4
Procurement costs	109,172	14.1	217,504	29,930	15.3	108,332	99.2
Others	23,055	3.0	45,209	6,221	3.2	22,154	96.1
Total	620,098	80.4	1,191,810	163,999	84.0	571,712	92.2
Less: cost of revenues from the discontinued operations	23,170	49.1	26,364	3,628	50.5	3,194	13.8
Cost of revenues from the continuing operations	596,928	82.4	1,165,446	160,371	85.3	568,518	95.2

Personnel costs. Costs related to personnel costs increased by 90.4% from RMB487.9 million in 2022 to RMB929.1 million (US$127.8 million) in 2023, primarily due to the increase of our outsourcing services scale and higher average labor cost per blue-collar talent.

Procurement costs. Costs related to personnel procurement costs increased by 99.2% from RMB109.2 million in 2022 to RMB217.5 million (US$29.9 million) in 2023, primarily due to the addition of retail services.

Our cost of revenues from the discontinued operations primarily consists of teachers’ labor cost and other teaching materials.

Gross profits and margin

Our gross margin decreased from 17.6% in 2022 to 14.7% in 2023, primarily due to (i) the increase in cost paid to each talent, generally in line with our revenue growth in outsourcing services and other services; and (ii) we engaged certain third-party services providers to supplement our own blue-collar talent resources to satisfy the increased demands of certain corporate customers thus incurred procurement costs.

Operating expenses

Our operating expenses decreased from RMB296.6 million in 2022 to RMB219.3 million (US$30.2 million) in 2023, representing a year-over-year decrease of 26.1%, primarily due to the following:

	For the Year Ended December 31,					Variance
	2022		2023			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Selling and distribution expenses	72,451	9.4	98,056	13,493	6.9	25,605	35.3
Administrative expenses	243,624	31.6	129,689	17,846	9.1	(113,935)	(46.8)
Research and development expenses	16,695	2.1	12,285	1,690	0.9	(4,410)	(26.4)
Total operating expenses	332,770	43.1	240,030	33,029	16.9	(92,740)	(27.9)
Less: operating expenses from the discontinued operations	36,134	76.5	20,690	2,847	39.6	(15,444)	(42.7)
Operating expenses from the continuing operations	296,636	41.1	219,340	30,182	16.1	(77,296)	(26.1)

Selling and marketing expenses. Our selling and marketing expenses increased by 30.8% from RMB70.1 million in 2022 to RMB91.7 million (US$12.6 million) in 2023, primarily due to marketing and promotion expenses for retail services.

Administrative expenses. Our administrative expenses decreased by 45.0% from RMB209.9 million in 2022 to RMB115.4 million (US$15.9 million) in 2023, (i) professional service fees decreased by 37.8% from RMB26.6 million in 2022 to RMB16.5 million (US$2.1 million) in 2023 due to sponsor is not required in De-SPAC basis of business combination and (ii) RMB67.5 million of credit impairment losses were recorded in 2022 and RMB12.0 million (US$1.9 million) of credit impairment losses were reversed in 2023 due to effective receivables collection. We incurred share-based compensation of RMB20.8 million and nil in 2022 and 2023, respectively.

Research and development expenses. Our research and development expenses decreased by 26.4% from RMB16.7 million in 2022 to RMB12.3 million (US$1.7 million) in 2023, primarily due to the decrease of technologies services expenses resulting from the continuous investment in our platforms.

Loss from operations

As a result of the foregoing, our loss of operations decreased by 87.3% from RMB148.7 million in 2022 to RMB18.9 million (US$2.6 million) in 2023.

Other income, net

We incurred other income, net of RMB67.9 million (US$9.3 million) in 2023, compared to other income, net of RMB96.9 million in 2022.

Our total income, net decreased by RMB29.0 million, primarily due to the decrease of government grants and foreign exchange gains in 2023.

Income taxes

Our income tax benefits were RMB30.3 million (US$4.2 million) in 2023, compared to income tax expenses RMB18.6 million, primarily due to the recognition of deferred tax assets for net operating losses carry forward which were considered probable that enough taxable profits will be available against which the tax losses can be utilized.

Net profit/ (loss) from continuing operations

As a result of the foregoing, our net profit from continuing operations in 2023 was RMB79.3 million (US$10.9 million), compared to net loss RMB91.1 million in 2022.

Our net profit/ (loss) from discontinued operations

Our net profit from discontinued operations in 2023 was RMB17.8 million (US$2.4 million), compared to net loss RMB6.2 million in 2022, primarily due to reversal of credit impairment losses due to effective receivables collection.

Net profit/(loss)

As a result of the foregoing, we recorded net profit of RMB99.3 million (US$13.7 million) in 2023, compared to net loss RMB223.5 million in 2022.

Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand, demand deposit.

The following table sets forth a summary of our cash flow for the year presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	(17,258)	11,501	6,263	859
Net cash provided by (used in) investing activities	(51,674)	(22,605)	(10,876)	(1,490)
Net cash provided by (used in) financing activities	17,621	(231,838)	(54,305)	(7,440)
Effect of foreign exchange rate changes, net	3,989	2,931	24	3
Net increase/(decrease) in cash and cash equivalents	(47,322)	(240,011)	(58,894)	(8,068)
Cash and cash equivalents, beginning of the year	476,283	428,961	185,425	25,403
Cash and cash equivalents, ended of the year	428,961	188,950	126,531	17,335
Less: cash and cash equivalents at end of the year from discontinued operations	120,980	3,525	-	-
Cash and cash equivalents at end of the year from continuing operations	307,981	185,425	126,531	17,335

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Our net cash provided by operating activities for the year ended of December 31, 2024 was RMB6.3 million (US$0.9 million), primarily due to our net loss of RMB51.2 million (US$7.0 million), as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value losses from financial assets at fair value through profit or loss of RMB21.2 million and loss from disposal of equity investment of RMB59.1 million. Changes in the working capital mainly included (i) a decrease in accounts payables of RMB32.0 million (US$4.4 million); (ii) an increase in other payables and accruals of RMB29.4 million (US$4.0 million); and (iii) a decrease in contract liabilities of RMB19.3 million (US$2.6 million).

Our net cash provided by operating activities for the year ended of December 31, 2023, was RMB11.5 million, primarily due to our net profit of RMB79.3 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value gains from financial assets at fair value through profit or loss of RMB36.5 million. Changes in the working capital mainly included (i) an increase of RMB140.8 million in trade receivables; (ii) an increase in contract liability of RMB36.6 million; (iii) an increase in other payables and accruals of RMB82.4 million; (iv) principle of lease payments of RMB8.1 million and the net cash provided by operating activities from discontinued operations of RMB1.2 million.

Our net cash used in operating activities for the year ended of December 31, 2022 was RMB17.2 million, primarily due to our net loss of RMB91.1 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value gains from financial assets at fair value through profit or loss of RMB38.3 million. Changes in the working capital mainly included (i) a decrease in prepayments, other receivables and other assets of RMB48.5 million; (ii) a decrease of other payables and accruals of RMB30.6 million and the net cash provided by operating activities from discontinued operations of RMB59.9 million.

Investing activities

Our net cash used in investing activities for the year ended December 31, 2024, was RMB10.9 million (US$1.5 million), primarily due to (i) net cash paid for business acquisitions of RMB9.6 million (US$1.3 million), and (ii) cash used in purchase of items of property and equipment of RMB1.1 million (US$0.2 million).

Our net cash used in investing activities for the year ended December 31, 2023 was RMB22.6 million, primarily due to (i) cash used in purchase of items of property and equipment of RMB94.7 million; (ii) cash used in purchase of intangible assets of RMB8.7 million; (iii) cash received of short-term investment of RMB84.2 million and the net cash used in investing activities from discontinued operations of RMB3.5 million.

Our net cash used in investing activities for the year ended December 31, 2022 was RMB51.7 million, primarily due to prepayment of other non-current assets of RMB51.3 million and the net cash used in investing activities from discontinued operations of RMB4.7 million.

Financing activities

Our net cash used in financing activities for the year ended December 31, 2024, was RMB54.3 million (US$7.4 million), primarily due to repayment of advances from third parties of RMB58.6 million (US$8.0 million).

Our net cash used in financing activities for the year ended December 31, 2023, was RMB231.8 million, primarily due to (i) repayment of advances from third parties of RMB96.5 million; (ii) repayment of bank and other borrowings of RMB9.0 million and the net cash used in financing activities from discontinued operations of RMB115.2 million.

Our net cash provided by financing activities for the year ended December 31, 2022 was RMB17.6 million, primarily due to (i) repayment of bank and other borrowings of RMB32.0 million; (ii) payment for listing expenses of RMB22.3 million; (iii) proceeds from issuance of convertible redeemable preferred shares of RMB 14.5million and the net cash provided by financing activities from discontinued operations of RMB58.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024, and any subsequent period primarily included our capital expenditures and contractual obligations.

Capital Expenditures

We did not incur capital expenditure in 2023 and 2024. Capital expenditure primarily represents capital payment to the new vocational facility. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash balance and proceed with this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

Payment Due by Period
	Total	Within One Year	More Than One Year
	(RMB in thousands)

Operating lease obligation	43,023	11,042	31,981

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Internal Control over Financial Reporting

Prior to this Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management and independent registered public accounting firm have completed the assessment and audit of our internal control over financial reporting, and they did not find any internal control issue.

As a company with less than US$1.235 billion in revenue for the last year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Off-Balance Sheet Commitments and Arrangements

We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

Youlife International Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC Subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our PRC Subsidiaries.

If our existing PRC Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC Subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. Statutory reserve funds and discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC Subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. We place substantially all our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivable, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the exposures to the customer and its likely future development.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through capital transaction which gives rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this Report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, when determining whether a valuation allowance is needed. Factors considered include the nature, timing and amount of current and cumulative losses, nature, timing and amount of future taxable income, statutory carry-forward periods, experience with tax attributes expiring unused, and current economic information.

As of December 31, 2022, 2023 and 2024, the valuation allowance for deferred tax assets were RMB89.7, RMB60.7 million and RMB40.5 million (US$5.6 million), respectively, because they did not meet the “more likely than not” criteria as defined by the recognition and measurement provisions of FASB ASC Topic 740, Income Taxes. As of December 31, 2023 and 2024, we had net deferred tax assets, after valuation allowance, RMB35.5 million and RMB28.1 million (US$3.9 million), respectively. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. Changes in our assumptions and estimates would affect these balances, our effective income tax rate and cash flows.

Allowance for expected credit losses

The allowance for expected credit losses (“ECL”) is a valuation account that is deducted from the amortized cost basis of financial assets to present the net amount expected to be collected on the financial assets. We adopt ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables and other receivables.

For ECL of accounts receivables, we identify the relevant risk characteristics of customers and related receivables, which include size, types of services we provide, or a combination of these characteristics. Account receivables with similar risk characteristics are grouped into pools. For each pool, we consider the historical credit loss experience, the age of the accounts receivable balances, credit quality of the customers, current economic conditions and supportable forecasts of future economic conditions in assessing the ability to collect from customers.

For ECL of other receivables, the balance mainly consists of several large receivables which do not share similar risk characteristics with each other. We evaluate ECL on an individual basis. We consider factors including counterparties’ credit rating and repayment ability. The repayment ability depends on their performance and business sustainability which are affected by future economic conditions.

The factors considered for ECL evaluation may differ from management’s initial estimates so that the amount of ECL changes accordingly and impact on our operating results and financial position. As of December 31, 2022, 2023 and 2024, the allowance for credit loss of accounts receivables were RMB27.7, RMB20.7 million and RMB22.6 million (US$3.1 million), respectively. And the allowance for credit loss of other receivables were RMB57.1, RMB42.6 million and RMB28.6 million (US$3.9 million), respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in our consolidated financial statements included elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Following the consummation of the Business Combination, the business and affairs of the Company is managed by or under the direction of the Board. Officers of the Company will be elected by the Board from time to time and will hold office for the term as determined by the Board. The Board consists of seven individuals. The following table sets forth certain information, as of the date of this Report, concerning the persons who serve as directors and executive officers of the Company.

Name	Age	Position
Yunlei Wang	48	Chairman of the Board, Executive Director and Chief Executive Officer
Lidong Zhu	54	Director, Chief Financial Officer and Senior Vice President
Xiaolin Gou	49	Director and Senior Vice President
Yunqiu Dai	34	Director
Clement Ka Hai Hung	69	Independent Director
Yeeli Hua Zheng	53	Independent Director
Huifang Cheng	71	Independent Director

Executive Officers and Directors of the Company

Mr. Yunlei Wang has served as a director, Chairman of the Board, and Chief Executive Officer of Youlife since July 2014 and of the Company since its incorporation. Prior to the foundation of Youlife in July 2014, he founded the predecessor of our Group, Wenzhou Yunlei, in January 2008. He served as a senior manager of the human resources department of Tsingshan Holding Group Company Limited from March 2004 to January 2008, primarily responsible for human resources management of the group. From September 1996 to February 2004, he successively worked at Anyue Heyi Township Junior Middle School Anyue Lijia Senior Middle School and Anyue Vocational and echnical Education Center as a Chinese teacher. Mr. Wang obtained a bachelor’s degree in Chinese language and literature from Central Radio and Television University in July 2004 and an executive master of business administration degree from Cheung Kong Graduate School of Business in September 2016. Mr. Wang also completed the executive master of business administration program of Tsinghua University in May 2009.

Mr. Lidong Zhu has served as a director and Chief Financial Officer and Senior Vice President of Youlife since January 2022 and of the Company since its incorporation. Prior to that, Mr. Zhu served as the chief financial officer at various companies, including China Rundong Auto Group Limited, a company formerly listed on the Main Board of the Hong Kong Stock Exchange, China New Higher Education Group Limited (Stock Code: 2001.HK) and First High-School Education Group Co., Ltd. (Stock Code: FHS.NYSE) from March 2013 to December 2021. From 2005 to 2013, he successively worked at three automobile companies, namely Chery Automotive Co., Ltd. Beiqi Foton Motor Co., Ltd. (Stock Code: 600166.SH), and ZAP Inc., a US-based manufacturer of electric vehicles. He also worked at Deloitte and Pricewaterhouse Coopers from 1995 to 2005. Mr. Zhu received a bachelor’s degree in business management from Southwestern University of Finance and Economics in 1993. Mr. Zhu is a member of the Chinese Institute of Certified Public Accountant, the China Certified Tax Agents Association and the China Appraisal Society.

Mr. Xiaolin Gou has served as a director and Senior Vice President of Youlife since May 2017 and of the Company since its incorporation. Prior to that, he served as the chief executive officer of Beijing Zhongfa Zhixun Technology Development (Group) Co., Ltd. from March 2016 to April 2017, a company mainly engaged in cultural tourism real estate and intelligent manufacturing, where he was in charge of formulating corporate strategies, business management and organizational development. From April 2014 to February 2016, he served as the vice president of Mango Net Co., Ltd., a company mainly engaging in tourism, where he was responsible for management of Internet products, technology development and operation. Mr. Gou obtained a bachelor’s degree in automation from Yanshan University in July 1998 and a master’s degree in business administration from University of Wales in December 2012.

Ms. Yunqiu Dai has served as a director of the Company since May 2024. She currently serves as the chairwoman of the board and the founder partner of the Fengshi Capital since June 2022. Prior to that she worked in Zhejiang Saize Investment Group Co., Ltd with the title of investment manager, managing director and partner since January 2015 to January 2022. Ms. Dai received a bachelor’s degree in applied psychology from Huangshan College in July 2012 and a master’s degree in business administration from Hong Kong Finance and Economics College in September 2017. We believe she is well qualified to serve on our board of directors due to her experience in capital investment in multiple industries.

Mr. Clement Ka Hai Hung has served as an independent director of the Company since July 2025. Mr. Hung currently serves as a non-executive director of High Fashion International Limited (Stock Code: 608.HK), and an independent non-executive director of each of Starjoy Wellness and Travel Company Limited (formerly known as Aoyuan Healthy Life Group Company Limited (Stock Code: 3662 .HK)), China East Education Holdings Limited (Stock Code: 667.HK), Huarong International Financial Holdings Limited (Stock Code: 993.HK), Skyworth Group Limited (Stock Code: 751.HK), USPACE Technology Group Limited (formerly known as Hong Kong Aerospace Technology Group Limited (Stock Code: 1725.HK)) , JX Energy Ltd. (Stock Code: 3395.HK) and Capital Estate Limited (Stock Code: 193.HK). Mr. Hung also currently acts as an independent supervisor of the Supervisory Committee of Ping An Insurance (Group) Company of China, Ltd. (Stock Code: 2318.HK and Stock Code: 601318.SH). Mr. Hung was an independent non-executive director of each of SY Holdings Group Limited (formerly known as Sheng Ye Capital Limited) (Stock Code: 8469.HK) from June 2017 to July 2022, and Gome Finance Technology Co., Ltd. (formerly known as Sino Credit Holdings Limited, (Stock Code: 628.HK)) from October 2016 to December 2023. Mr. Hung served as the consultant of the Guangzhou Institute of Certified Public Accountants from 2004 to 2014. During the period between 2006 to 2011, he also served as a member of the Political Consultative Committee of Luohu District, Shenzhen. After his retirement as the chairman of Deloitte China in2016, he was appointed as an expert consultant of the MOF in the PRC. Mr. Hung is a life member of The Institute of Chartered Accountants in England and Wales. Mr. Hung obtained a bachelor’s degree in arts degree from the University of Huddersfield (now known as University of Lincoln), United Kingdom in 1980. We believe he is well qualified to serve on our board of directors due to his rich experience in accounting, audit, management and the capital markets.

Ms. Yeeli Hua Zheng has served as an independent director of the Company since July 2025. She currently serves as an independent non-executive director of Bitfufu Inc. (Nasdaq: FUFU). She had been the head of Nasdaq Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on Nasdaq. Prior to Nasdaq, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining NYSE in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001. We believe she is well qualified to serve on our board of directors due to her extensive experience in securities transactions and the U.S. capital markets.

Ms. Huifang Cheng has served as an independent director of the Company since July 2025. Ms. Cheng currently serves as an independent non-executive director of Zhejiang China Light & Textile Industrial City Group Co., Ltd. (Stock Code: 600790.SH), Ningbo Fujia Industrial Co., Ltd. (Stock Code: 603219.SH) and China Kings Resources Group Co., Ltd. (Stock Code: 603505.SH). Ms. Cheng currently serves as a professor and doctoral supervisor of Zhejiang University of Technology. Prior to that, she served as the president of School of Economics and Management at Zhejiang University of Technology from 2001 to 2009 and the executive vice president of School of Economics and Management of Zhejiang University of Technology from 1994 to 2000. Ms. Cheng obtained a doctoral degree in finance from Fudan University in January 1999. We believe she is well qualified to serve on our board of directors due to her academic expertise in financial management.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Second Amended and Restated Memorandum and Articles of Association of the Company (“Company Charter”) provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. We have also purchased a policy of directors’ and officers’ liability insurance that will insure our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and will insure us against our obligations to indemnify our officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders.

B.	Compensation

For the year ended December 31, 2022, 2023 and 2024, Youlife paid an aggregate of approximately RMB2.9 million, RMB3.0 million and RMB4.3 million (US$0.6 million), respectively, in cash to its executive officers and directors. Youlife made contributions to such officers and executive directors’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which amounted to approximately RMB0.8 million (US$0.1 million) in 2024.

As of the date of this Report, the Company has not paid compensation to its executive officers and directors.

RSU Plan

Our restricted share unit plan (the “RSU Plan”) was adopted in connection with the Business Combination Agreement and becomes effective upon the Closing. Under the RSU Plan, the maximum aggregate number of Company Class A Ordinary Shares which may be issued pursuant to all awards under such plan, or the award pool, shall be 10,018,119 Company Class A Ordinary Shares. We adopted the RSU Plan to provide equity awards as part of our compensation program, an important tool for motivating, attracting and retaining talented employees and for creating shareholder value.

The following paragraphs summarize the principal terms of the RSU Plan.

Plan Administration

A committee or person authorized by the Board may administer the RSU Plan. Such committee or authorized person determines, among other things, the participants to receive awards, and the terms and conditions of each award grant.

Grant Letters

Awards granted under the RSU Plan are evidenced by a grant letter that sets forth terms, conditions and limitations for each award, which may include plan participant’s name, grant date, number of shares underlying the granted RSUs, RSU exercise price, and other relevant terms.

Eligibility

We may grant awards to its eligible employees, directors and consultants.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which is specified in the grant letter.

Exercise of Awards

Plan participants holding restricted share units and vested according to the vesting notification can exercise part or all of the underlying shares by submitting an exercise notice to the plan administrator after the listing of our shares.

Transferability

The restricted share units granted under this plan shall be personal to each plan participant. Plan participants are prohibited from selling, transferring, assigning, pledging any restricted share units to any other individuals, or allowing any person to have any interest in the restricted share units.

Termination and Amendment

Unless terminated earlier, the RSU Plan has a term of ten years. The Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the plan participants.

New Plan Benefits

No awards have been previously granted under the RSU Plan and no awards have been granted that are contingent on shareholder approval of the RSU Plan. The awards that are to be granted to any participant or group of participants are indeterminable as of the date of this Report because participation and the types of awards that may be granted under the RSU Plan are subject to the discretion of the RSU Plan administrator. Consequently, no new plan benefits table is included in this Report.

C.	Board Practices

Board of Directors

The Board consists of seven directors following the completion of the Business Combination, including three executive directors, one non-executive director and three independent directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company is required to declare the nature of his interest at a meeting of the Company’s directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of the Company’s directors has a service contract with the Company that provides for benefits upon termination of service.

Committees of the Board

The Company has established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors, and to adopt a charter for each of the three committees following the completion of the Business Combination. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee consists of Mr. Clement Ka Hai Hung, Ms. Yeeli Hua Zheng and Ms. Huifang Cheng, and is chaired by Mr. Clement Ka Hai Hung. Mr. Clement Ka Hai Hung, Ms. Yeeli Hua Zheng and Ms. Huifang Cheng satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Company has determined that Mr. Clement Ka Hai Hung qualifies as an “audit committee financial expert.” The audit committee oversees the accounting and financial reporting processes and the audits of the financial statements of the company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of its internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of its audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. The Company’s compensation committee consists of Ms. Yeeli Hua Zheng, Ms. Huifang Cheng and Mr. Clement Ka Hai Hung, and is chaired by Ms. Yeeli Hua Zheng. Ms. Yeeli Hua Zheng, Ms. Huifang Cheng and Mr. Clement Ka Hai Hung satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. The executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for its executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for its executives other than the three most senior executives;

●	reviewing the compensation of its directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Ms. Huifang Cheng, Mr. Clement Ka Hai Hung and Ms. Yeeli Hua Zheng, and is chaired by Ms. Huifang Cheng. Ms. Huifang Cheng, Mr. Clement Ka Hai Hung and Ms. Yeeli Hua Zheng satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become its directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with its code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance.

Compensation Committee Interlocks and Insider Participation

None of the members of the Company’s compensation committee has ever been an executive officer or employee of either Distoken or Youlife. None of the Company’s anticipated executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves as a member of the board or compensation committee of the Company.

Duties of Directors

Under Cayman Islands law, the Company’s directors have a fiduciary duty to act honestly, in good faith and with a view to the Company’s best interests. The Company’s directors also have a duty to exercise their skills and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s memorandum and articles of association as may be amended from time to time. The Company’s has a right to seek damages against any director who breaches a duty owed to it.

Code of Business Conduct and Ethics and Corporate Governance

The Company has adopted a code of business conduct and ethics, which is applicable to all of its directors, executive officers and employees. The Company has made its code of business conduct and ethics publicly available on its website. Information contained on or accessible through this website is not a part of this Report, and the inclusion of this website address in this Report is an inactive textual reference only. The nominating and corporate governance committee of the Board is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. The Company expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

In addition, the Company has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions, following the completion of the Business Combination.

Terms of Directors and Officers

Pursuant to the Company Charter, the Company’s directors may be appointed and removed by an ordinary resolution of shareholders. The directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of the Company (and such appointment shall terminate at the commencement of such general meeting of the Company). The Company’s directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution. In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to the Company; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. The Company’s officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares of the Company;

●	each of the executive officer or director of the Company; and

●	all of the executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.

The calculations in the table below are based on 64,887,792 Class A Ordinary Shares and 11,160,808 Class B Ordinary Shares issued and outstanding as of the date of this Report.

Name and Address of Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	% of Voting Power
Directors and Executive Officers:
Yunlei Wang(1)	11,160,808	14.7%	77.5%
Lidong Zhu	-	-	-
Xiaolin Gou	390,001	*	*
Yunqiu Dai	168,396	*	*
Clement Ka Hai Hung	-	-	-
Yeeli Hua Zheng	-	-	-
Huifang Cheng	-	-	-
All directors and executive officers of Combined Company post-Business Combination as a group (7 individuals)	11,719,205	15.4%	77.7%

Other 5% Shareholders:
Youtch Investment Co., Ltd(1)	11,160,808	14.7%	77.5%
LanXin Blue Limited (2)	10,018,148	13.2%	3.5%

*	Less than one percent

†	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Youlife Group Inc., Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

(1)	Represents 11,160,808 Company Class B Ordinary Shares to be received by Youtch Investment Co., Ltd., a British Virgin Island company wholly owned by Mr. Yunlei Wang. The registered address of Youtch Investment Co., Ltd is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 10, 018,148 Company Class A Ordinary Shares in the form of the Company ADSs to be received by Lanxin Blue Limited, a British Virgin Islands company established as the nominee company to hold shares under Youlife’s previous share incentive scheme. The sole shareholder and director of Lanxin Blue Limited is TCT(BVI) Limited, the trustee appointed by Youlife to administrate such share incentive scheme. Youlife, as the settlor of the trust, has delegated its board of directors with exclusive and unconditional authority and power to exercise right attached to shares underlying unvested awards under the share incentive scheme. As such, the board of directors of Youlife, currently consisting of Mr. Yunlei Wang, Mr. Lidong Zhu, Mr. Xiaolin Gou, and Mr. Bo Tang, may be deemed as having voting and/or investment control over the Company Class A Ordinary Shares in the form of the Company ADSs to be received by Lanxin Blue Limited. The registered address of Lanxin Blue Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

B.	Related Party Transactions

Related Party Transactions

Youlife and the Company had no significant related party transactions with related parties.

Related Person Transactions Policy

The Company has adopted a related party transaction policy, which requires certain related party transactions to be approved by the audit committee of the Board, once implemented.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal proceedings

We may from time to time be subject to legal proceedings, disputes and claims that arise in the ordinary course of business, which primarily included cooperation disputes and disputes regarding the outsourcing employees with our corporate customers. As of December 31, 2024, we were not a party to any ongoing material litigation, arbitration, or administrative proceedings, and we were not aware of any claims or proceedings contemplated by government authorities or third parties which would materially and adversely affect our business. As of the same date, our Directors were not involved in any actual or threatened material claims or litigation.

Dividend Policy

The Company has not paid any cash dividends on the Company Ordinary Shares to the date of this Report. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the Board in accordance with the Company Charter. However, the Company does not anticipate paying any dividends on the Company Ordinary Shares (including the Company Class A Ordinary Shares in the form of the Company ADSs) for the foreseeable future.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of the Company ADSs

The Company ADSs are listed on Nasdaq under the symbol “YOUL.” Holders of the Company ADSs should obtain current market quotations for their securities. There can be no assurance that the Company ADSs will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Company ADSs could be delisted from Nasdaq. A delisting of the Company ADSs will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to the Company ADSs and/or the Company Warrants held by the Sponsor and certain former shareholders of Youlife is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

The Company ADSs are listed on Nasdaq under the symbol “YOUL.” The Company Warrants are quoted on the OTC market.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, comprising of (1) 400,000,000 Company Class A Ordinary Shares, and (2) 100,000,000 Company Class B Ordinary Shares. As of the date of this Report, subsequent to the closing of the Business Combination, there are 76,048,600 Company Ordinary Shares (consisting of 64,887,792 Class A Ordinary Shares and 11,160,808 Company Class B Ordinary Shares) issued and outstanding. All of the Ordinary Shares issued and outstanding have been fully paid and are non-assessable.

Following the consummation of the Business Combination, we have 7,617,500 Company Warrants outstanding as of July 9, 2025. We have assumed all outstanding Distoken Warrants, and converted them into corresponding warrants to purchase an aggregate of 7,617,500 Company Class A Ordinary Shares. Each Company Warrant will entitle the holder thereof to purchase one Company Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Company Warrants may be exercised only for a whole number of Company Class A Ordinary Shares. For details of the Assumed Public Warrants, please refer to Exhibit 2.4 to this Report.

B.	Memorandum and Articles of Association

The Company is a Cayman Islands exempted company and its affairs are governed by the Company Charter, the Companies Act and other legislation and common law of the Cayman Islands. Pursuant to the Company Charter, the Company is authorized to issue 400,000,000 Company Class A Ordinary Shares, $0.0001 par value each (the “Company Class A Ordinary Shares”) and 100,000,000 Company Class B Ordinary Shares, $0.0001 par value each (the “Company Class B Ordinary Shares”). The following description summarizes certain terms of the Company’s shares as set out more particularly in the Company Charter. Because this section is only a summary, it may not contain all the information that is important to you.

Class A Ordinary Shares

Holders of Company Class A Ordinary Shares are entitled to one vote for each Company Class A Ordinary Share held on all matters to be voted on by shareholders. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In the case of an equality of votes, the chairperson of the meeting shall be entitled to exercise a casting vote in addition to any other vote he may have.

Unless specified in the Company Charter, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote by ordinary resolution, being a resolution passed at a general meeting by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting, is required to approve any such matter voted on by the Company shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company Charter, being a resolution passed at a general meeting by a majority of at least two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at such general meeting. Such actions include amending the Company Charter and approving a statutory merger or consolidation with another company.

The Company’s directors may be appointed and removed by an ordinary resolution of shareholders. The directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of the Company (and such appointment shall terminate at the commencement of such general meeting of the Company). The Company’s directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution. In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to the Company; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. The Company’s officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

The Company Class A Ordinary Shares are not entitled to pre-emptive rights, and are not subject to conversion, redemption or sinking fund provisions. The Company shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Treasury Shares

The Company directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a treasury share. As of the date of this Report, The Company has no shares in treasury.

Issuance of Shares

Subject to the Company Charter and, where applicable, the rules and regulations of the applicable stock exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law, the Company directors may, in their absolute discretion and without approval of the existing Company shareholders, issue, grant options over or otherwise deal with any unissued shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No share shall be issued at a discount to par, except in accordance with the provisions of the Companies Act. In accordance with its Company Charter and the Companies Act, the Company shall not issue bearer shares.

Register of Members

Under the Companies Act, the Company must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

o	distinguishes each share by its number (so long as the share has a number);

o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

o	confirms the number and category of shares held by each member; and

o	confirms whether each relevant category of shares held by a member carries voting rights under the Company Charter, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of an exempted company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by an exempted company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the Company Class A Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Dividends

The Board may pay from time to time declare dividends (including interim dividends) in accordance with the respective rights of the shareholders if it appears to them that they are justified by the Company’s financial position and that such dividends may lawfully be paid. The Company has not paid any cash dividends on its shares to date. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition of the Company. The payment of any cash dividends will be within the discretion of the board of directors at such time, and the Company will only pay such dividend out of its profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Further, if the Company incurs any indebtedness in connection with the Business Combination, the Company’s ability to declare dividends may be limited by restrictive covenants that the Company may agree to in connection therewith. Dividends may be paid either in cash or otherwise.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of the applicable stock exchange, the share premium account.

Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

Transfer of Shares

Subject to applicable laws, including applicable securities laws, and the restrictions contained in the Company Charter, any Company shareholder may transfer all or any of their Company Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by applicable stock exchange or approved by the board of directors of the Company from time to time. The Company shall be entitled to retain any instrument of transfer which is registered. However, an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given by the directors.

The Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. The Board may also decline to recognize any instrument of transfer unless:

●	the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the ordinary shares transferred are fully paid and free of any lien;

●	the instrument of transfer is properly stamped, if required;

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the Company directors may from time to time require is paid to The Company in respect thereof.

If the Company directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The transferor shall be deemed to remain the holder of any transferred shares until the name of the transferee is entered into the Company’s register of members.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, the Board may from time to time make calls upon the Company shareholders for any amounts unpaid for the purchase of their Company Class A Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The Company Class A Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Variations of Rights of Shares

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of two-thirds of all of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Redemption, Purchase and Surrender of Own Shares

Subject to the provisions of the Companies Act and the Company Charter, the Company may issue shares on terms that such shares are subject to redemption, the Company option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by the Company’s board of directors or by the Company’s shareholders by special resolution. The Company may also repurchase any of the Company’s shares on such terms and in such manner as have been approved by the Board or by an ordinary resolution of the Company’s shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by the Companies Act to call annual general meetings; however, the Company Charter provides that the Company may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case the Company shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by the Company’s directors.

Shareholders’ general meetings may be convened by the Company’s directors (acting by a resolution of the Board). Advance notice of at least ten (10) clear days is required for the convening of any general meeting of the Company’s shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of the Company’s shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued and outstanding shares of the Company entitled to vote upon the business to be transacted at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Company Charter provides that upon the requisition of members holding at the date of deposit of the requisition not less than one-fourth, in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company, the Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Company Charter does not provide the Company’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose, the Company’s directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) clear days. If the register of members shall be so closed for the purpose of determining those shareholders that are entitled to receive notice of, attend or vote at a meeting of shareholders, the register of members shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of members.

In lieu of, or apart from, closing the register of members, the Company’s directors may fix in advance or arrears a date as the record date for any such determination of shareholders entitled to notice of, or to vote at any meeting of the shareholders or any adjournment thereof, or for the purpose of determining the shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose.

Directors

Appointment, Disqualification and Removal of Directors

The management of the Company is vested in a board of directors. The Company Charter provides that the Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time.

Our directors may be appointed and removed by an ordinary resolution of our shareholders. Without prejudice to the power of the Company to appoint a person to be a director by ordinary resolution and subject to the Company Charter, the directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of the Company (and such appointment shall terminate at the commencement of such general meeting of the Company). In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to the Company; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. The Company’s officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

In the case of an equality of votes on any matter arising at any meeting of the directors, the chairperson of the board of directors may exercise a second or casting vote.

Indemnity of Directors and Officers

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect or the consequences of committing a crime. The Company Charter provides that the Company shall indemnify its directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inspection of Books and Records

The Board will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of the Company will be open to the inspection by the Company shareholders not being directors, and no Company shareholder (not being a director) will otherwise have any right of inspecting any account or book or document of The Company except as required by the Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company) or authorized by the Board or by the Company shareholders by ordinary resolution.

Changes in Capital

The Company may from time to time by ordinary resolution do any of the following and amend its memorandum of association for such purpose:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

●	convert all or any of its paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide its existing shares or any of them into shares of an amount smaller than that fixed by the memorandum, provided, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the provisions of the Companies Act (and any other law and regulation of the Cayman Islands applicable to the Company) and any rights for the time being conferred on shareholders holding a particular class of shares, the Company may by special resolution reduce its share capital.

Winding Up

On the winding up of the Company, if the assets available for distribution amongst the Company’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed pari passu amongst the Company’s shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by the Company’s shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively.

Certain Differences in Corporate Law

Cayman Islands exempted companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. Campbells, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the Company will be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or ultra vires (beyond the scope of its authority);

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the Company where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by Campbells, as our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. The Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; and

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and terrorist financing, the Company is required to adopt and maintain anti-money laundering procedures, and will require current or prospective shareholders to provide evidence to verify their identity, address and source of funds. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of its anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information and evidence as is necessary to verify the identity, address and source of funds of a current or prospective shareholder.

In the event of delay or failure on the part of the prospective shareholder in producing any information or evidence required for verification purposes, the Company may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. The Company will not be liable for any loss suffered by a prospective shareholder arising as a result of a refusal of, or delay in processing, an application from a prospective shareholder if such information and documentation requested has not been provided by the prospective shareholder in a timely manner.

The Company also reserves the right to refuse to make any dividend, repurchase or redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of dividend, repurchase or redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands—Privacy Notice

References in this section to “we” refer to the Company.

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this Privacy Notice, “you” or “your” shall mean the shareholder (including prospective shareholders) and shall also include any individual connected to the shareholder.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in the Company or remain invested in the Company as it will affect the Company’s ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website here: ombudsman.ky.

Certain Anti-Takeover Provisions of the Company Charter

The Company’s authorized but unissued Company Class A Ordinary Shares and Preference Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Company Class A Ordinary Shares and Preference Shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. However, under Cayman Islands law, the Board may only exercise the rights and powers granted to them under the Company Charter for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

C.	Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E.	Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form 424B3 in the sections entitled “Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements of Youlife International Holdings Inc. as of December 31, 2022, 2023 and 2024 and for the years then ended and the financial statements of the Company as of December 31, 2024 and for the periods from April 2, 2024 (inception) to December 31, 2024 included in this Report have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Onestop Assurance PAC is located at 10 Anson Road #06-15 International Plaza, Singapore.

The financial statements of Distoken as of December 31, 2023 and 2024 and for the years ended December 31, 2023 and 2024 included in this Report, have been audited by Marcum LLP, independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivable, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the exposures to the customer and its likely future development.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through capital transaction which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Following the consummation of the Business Combination, we have 7,617,500 Company Warrants outstanding as of July 9, 2025. We have assumed all outstanding Distoken Warrants, and converted them into corresponding warrants to purchase an aggregate of 7,617,500 Company Class A Ordinary Shares. Each Company Warrant will entitle the holder thereof to purchase one Company Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Company Warrants may be exercised only for a whole number of Company Class A Ordinary Shares. For details of the Assumed Public Warrants, please refer to Exhibit 2.4 to this Report.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Youlife International Holdings Inc. as of December 31, 2022, 2023 and 2024 and for the years then ended are filed as part of this Report beginning on page F-2.

The financial statements of Youlife Group Inc. as of December 31, 2024 and for the periods from April 2, 2024 (inception) to December 31, 2024 are filed as part of this Report beginning on page F-76.

The financial statements of Distoken Acquisition Corporation as of December 31, 2023 and 2024 and March 31, 2025, and for the periods then ended are filed as part of this Report beginning on page F-82.

The unaudited pro forma condensed combined financial information of Youlife and Distoken are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBT

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association of Youlife Group Inc., as currently in effect.

2.1*	Deposit Agreement, dated as of July 9, 2025, by and among Youlife Group Inc., the depositary named therein, and holders and beneficial owners of American Depositary Shares issued thereunder

2.2	Specimen American Depositary Receipt of Youlife Group Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-285178) (included in Exhibit 4.5 thereto), initially filed with the SEC on February 25, 2025).

2.3	Specimen Class A Ordinary Share Certificate of Youlife Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

2.4	Specimen Warrant Certificate of Youlife Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

2.5	Warrant Agreement, dated February 15, 2023, by and between Distoken Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2023).

2.6*	Amendment to Warrant Agreement, dated July 9, 2025, by and between Distoken Acquisition Corporation, Youlife Group Inc. and Continental Stock Transfer & Trust Company.

4.1	Business Combination Agreement, dated as of May 15, 2024, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

4.2	First Amendment to the Business Combination Agreement, dated November 13, 2024, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

4.3	Second Amendment to the Business Combination Agreement, dated January 17, 2025, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

4.4	Registration Rights Agreement, dated February 15, 2023, by and among Distoken Acquisition Corporation, Xiaosen Sponsor LLC, and certain securityholders (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2023).

4.5*	Amendment to Founder Registration Rights Agreement, dated as of July 9, 2025, by and among Youlife Group Inc., Distoken Acquisition Corporation, Xiaosen Sponsor LLC, and certain shareholders

4.6*	Seller Registration Rights Agreement, dated as of July 9, 2025, by and among Youlife Group Inc. and certain shareholder

4.7	Form of PIPE Subscription Agreement by and among Youlife Group Inc., Distoken Acquisition Corporation and certain investor named therein. (incorporated by reference to Exhibit 10.23 to the Post-Effective Amendment No.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on May 9, 2025).

4.8	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2024).

4.9	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.3 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2024).

4.10	Form of Amended Founder Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2024).

4.11	Form of Amended Company Founder Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2024).

4.12	Form of Amended Company Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2024).

4.13	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

4.14*	Form of Employment Agreement.

4.15*	Form of Director Agreement.

4.16*	Closing Agreement, dated July 9, 2025.

4.17	RSU Plan of Youlife Group Inc. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

8.1	List of PRC subsidiaries. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

15.1*	Unaudited pro forma condensed combined financial statements of Youlife Group Inc.

15.2*	Consent of Onestop Assurance PAC., as the independent registered accounting firm for Youlife Group Inc. and Youlife International Holdings Inc.

15.3*	Consent of Marcum LLP., as the independent registered accounting firm for Distoken Acquisition Corporation.

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on our behalf.

Youlife Group Inc.

Date: July 17, 2025	By:	/s/ Yunlei Wang
	Name:	Yunlei Wang
	Title:	Chairman of the Board, Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Youlife International Holdings Inc.

Youlife Group Inc.

Distoken Acquisition Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Youlife International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youlife International Holdings Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023 (the “Relevant Years”) and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a matter

As discussed in Note 2.2 to the financial statements, the Company has identified certain accounting errors with regard to its accounting treatments and the presentation and disclosure of consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023. The financial statements as of and for the years ended December 31, 2023 and 2022 were restated accordingly.

/s/ Onestop Assurance PAC
We have served as the Company’s auditor since 2023.
Singapore
July 15, 2024, except for the effects on the financial statements of the restatement described in Note 2.2, as to which the date is September 27, 2024.

PCAOB ID# 6732

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As at December 31,
	2022 (Restated)	2023 (Restated)
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	307,981	185,425	26,117
Short-term investments	84,230	-	-
Accounts receivables, net	113,464	256,627	36,145
Prepayments and other receivables, net	43,995	188,961	26,615
Amounts due from a related party	10,520	978	138
Inventories, net	8,301	3,260	459
Current assets of discontinued operations	141,531	54,401	7,662
Total current assets	710,022	689,652	97,136
Property and equipment	9,940	160,747	22,641
Right-of-use assets	61,814	52,957	7,459
Intangible assets	5,035	12,009	1,691
Financial assets at fair value through profit or loss	69,129	105,629	14,877
Deferred tax assets	-	35,469	4,996
Other non-current assets	72,858	13,746	1,936
Non-current assets of discontinued operations	55,828	47,740	6,724
Total non current assets	274,604	428,297	60,324
Total assets	984,626	1,117,949	157,460

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	2,698	39,281	5,533
Trade and bills payables	35,682	100,410	14,142
Other payables and accruals	69,432	160,353	22,585
Short-term borrowings	-	26,274	3,701
Lease liabilities	7,534	6,808	959
Tax payable	15,462	385	54
Current liabilities of discontinued operations	185,732	72,584	10,223
Total current liabilities	316,540	406,095	57,197
Lease liabilities - non current	42,580	39,697	5,591
Non-current liabilities of discontinued operations	3,887	2,390	337
Total non current liabilities	46,467	42,087	5,928
Total liabilities	363,007	448,182	63,125

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As at December 31,
	2022 (Restated)	2023 (Restated)
	RMB	RMB	USD
Commitments and Contingencies
Mezzanine equity:
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 120,978,810 shares authorized as at December 31, 2022 and December 31, 2023; 120,978,810 shares issued and outstanding as at December 31, 2022 and December 31, 2023, respectively)	1,006,048	1,006,048	141,699
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 379,021,190 shares authorized as at December 31, 2022 and December 31, 2023; 221,777,718 shares issued and outstanding as at December 31, 2022 and December 31, 2023, respectively)	149	149	21
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	226,278	177,547	25,007
Statutory surplus reserve	8,253	9,217	1,298
Accumulated losses	(647,669)	(549,812)	(77,439)
Total Youlife International Holdings Inc. shareholders’ deficit	(413,020)	(362,930)	(51,117)
Non-controlling interests	28,591	26,649	3,753
Total shareholders’ deficit	(384,429)	(336,281)	(47,364)
Total liabilities, mezzanine equity and shareholders’ deficit	984,626	1,117,949	157,460

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Restated)	2023 (Restated)
	RMB	RMB	USD
Revenue	724,073	1,365,865	192,378
Cost of revenue	(596,928)	(1,165,446)	(164,150)
Gross profit	127,145	200,419	28,228
Operating expenses
Selling and distribution expenses	(70,073)	(91,688)	(12,914)
Administrative expenses	(209,868)	(115,367)	(16,249)
Research and development expenses	(16,695)	(12,285)	(1,730)
Total operating expenses	(296,636)	(219,340)	(30,893)
Loss from operations	(169,491)	(18,921)	(2,665)
Other income/(expenses)
Fair value gains	38,336	36,500	5,141
Other incomes	28,132	2,815	396
Other expenses	(3,977)	(2,220)	(312)
Gain on dissolution of subsidiaries and branches	16,010	29,312	4,129
Financial income, net	18,446	1,530	215
Total other income, net	96,947	67,937	9,569
(LOSS)/PROFIT BEFORE TAX	(72,544)	49,016	6,904
Income tax (expenses)/benefits	(18,551)	30,256	4,261
Net (loss)/profit for the year from continuing operations	(91,095)	79,272	11,165
Net (loss)/profit from discontinued operations	(6,220)	17,774	2,503
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-	-
Net loss attribute to non-controlling interests	(3,792)	(2,217)	(312)
Net (loss)/profit attribute to Youlife International Holdings Inc.	(223,534)	99,263	13,980
Net (loss)/earnings per share:
Basic and diluted
Continuing operations	(0.97)	0.37	0.05
Discontinued operations	(0.02)	0.08	0.01
Basic net (loss)/earnings per share	(0.99)	0.45	0.06
Continuing operations	(0.97)	0.24	0.03
Discontinued operations	(0.02)	0.05	0.01
Diluted net (loss)/earnings per share	(0.99)	0.29	0.04
Shares used in net (loss)/earnings per share computation
Basic	224,986,014	221,777,718	221,777,718
Diluted	224,986,014	342,756,528	342,756,528
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(97,315)	97,046	13,668
Comprehensive loss attribute to non-controlling interest	(3,792)	(2,217)	(312)
Comprehensive (loss)/income attribute to Youlife International Holdings Inc.	(93,523)	99,263	13,980

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares			Additional
	Number of shares (Restated)	Amount (Restated)	Treasury shares	Paid-in capital (Restated)	Statutory Surplus reserve	Accumulated losses (Restated)	Total (Restated)	Non-controlling interests	Total deficit (Restated)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At 1 January 2022	225,627,673	152	(32)	74,008	7,614	(423,496)	(341,754)	33,288	(308,466)
Loss for the year	-	-	-		-	(93,523)	(93,523)	(3,792)	(97,315)
Total comprehensive loss for the year	-	-	-		-	(93,523)	(93,523)	(3,792)	(97,315)
Deemed dividend to Series C preferred shareholders at extinguishment of Series C Preferred Shares	-	-	-	130,011	-	(130,011)	-	-	-
Surrender of ordinary shares	(3,849,955)	(3)	-		-	-	(3)	-	(3)
Capital contribution from non-controlling shareholders	-	-	-	1,449	-	-	1,449	2,085	3,534
Share-based payment	-	-	1	20,810	-	-	20,811	-	20,811
Dividends paid to non-controlling shareholders, and dissolution of subsidiaries and branches	-	-	-		-	-	-	(2,990)	(2,990)
Transfer from retained profits	-	-	-		639	(639)	-	-	-
At 31 December 2022	221,777,718	149	(31)	226,278	8,253	(647,669)	(413,020)	28,591	(384,429)

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares			Additional
	Number of shares (Restated)	Amount (Restated)	Treasury shares	Paid-in capital (Restated)	Statutory Surplus reserve	Accumulated losses (Restated)	Total (Restated)	Non-controlling interests	Total deficit (Restated)	Total deficit (Restated)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD

At 1 January 2023	221,777,718	149	(31)	226,278	8,253	(647,669)	(413,020)	28,591	(384,429)	(54,146)
Profit/(loss) for the year	-	-	-	-	-	99,263	99,263	(2,217)	97,046	13,669
Total comprehensive profit/(loss) for the year	-	-	-	-	-	99,263	99,263	(2,217)	97,046	13,669
Waiver of receivables from founder	-	-	-	(48,731)	-	-	(48,731)	-	(48,731)	(6,863)
Dividends paid to non-controlling shareholders, and dissolution of subsidiaries and branches	-	-	-	-	(442)	-	(442)	275	(167)	(24)
Transfer from retained profits	-	-	-	-	1,406	(1,406)	-	-	-	-
At 31 December 2023	221,777,718	149	(31)	177,547	9,217	(549,812)	(362,930)	26,649	(336,281)	(47,364)

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Restated)	2023 (Restated)
	RMB	RMB	USD
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Net profit/(loss)	(97,315)	97,046	13,668
Net (loss) /profit from discontinued operations	(6,220)	17,774	2,503
Net (loss)/profit from continuing operations	(91,095)	79,272	11,165
Adjustments for:
Depreciation of items of property and equipment	3,842	8,317	1,173
Amortization of right-of-use assets	13,462	15,296	2,154
Amortization of other intangible assets	1,200	3,263	460
Gain on dissolution of subsidiaries and branches	(16,010)	(29,312)	(4,129)
Fair value gains from financial assets at fair value through profit or loss	(38,336)	(36,500)	(5,141)
Loss arising from lease termination	2,180	-	-
Impairment of trade receivables	26,246	(2,371)	(334)
Impairment of prepayments and other receivables	41,254	(9,590)	(1,351)
Foreign exchange differences, net	(17,039)	(3,783)	(533)
Share-based payment expense	20,811	-	-
Changes in operating assets and liabilities:
Increase in trade receivables	(15,261)	(140,792)	(19,830)
(Increase)/decrease in prepayments, other receivables and other assets	48,474	(2,493)	(351)
(Increase)/decrease in inventories	(8,301)	5,039	710
Increase in deferred tax assets, net	-	(35,469)	(4,996)
Increase in contract liability	749	36,583	5,153
Increase in trade and bills payables	16,396	64,728	9,117
(Decrease)/increase in other payables and accruals	(30,618)	82,363	11,601
Decrease in tax payable	(7,628)	(15,077)	(2,124)
Increase in right-of-use assets	(20,120)	(1,091)	(154)
Decrease in lease liabilities	(7,358)	(8,105)	(1,142)
Net cash flows (used in)/generated from operating activities from continuing operations	(77,152)	10,278	1,448
Net cash flows generated from operating activities from discontinued operations	59,894	1,223	172
Total Net cash flows (used in)/generated from operating activities	(17,258)	11,501	1,620

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022 (Restated)	2023 (Restated)
	RMB	RMB	USD
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Purchases of items of property and equipment	(10,630)	(94,652)	(13,331)
Purchases of items of intangible assets	(3,807)	(8,675)	(1,223)
Purchases of items of other non-current assets	(51,307)	-	-
Short-term investment	18,770	84,230	11,864
Net cash flows used in investing activities from continuing operations	(46,974)	(19,097)	(2,690)
Net cash flows used in investing activities from discontinued operations	(4,700)	(3,508)	(494)
Total Net cash flows used in investing activities	(51,674)	(22,605)	(3,184)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Capital contribution from non-controlling shareholders	2,085	-	-
Dividends paid to non-controlling interests	(2,990)	-	-
Proceeds from issuance of convertible redeemable preferred shares	14,499	-	-
Payment for listing expenses	(22,315)	(46,442)	(6,541)
New bank and other borrowings	-	35,274	4,968
Repayment of bank and other borrowings	(32,000)	(9,000)	(1,268)
Repayment of advances from third parties		(96,500)	(13,592)
Net cash flows used in financing activities from continuing operations	(40,721)	(116,668)	(16,433)
Net cash flows generated from/(used in) financing activities from discontinued operations	58,342	(115,170)	(16,221)
Total Net cash flows generated from/(used in) financing activities	17,621	(231,838)	(32,654)
Net decrease in cash and cash equivalents from continuing operations	(164,847)	(125,487)	(17,675)
Net increase/(decrease) in cash and cash equivalents from discontinued operations	113,536	(117,455)	(16,543)
Effect of foreign exchange rate changes, net	3,989	2,931	413
Cash and cash equivalents at beginning of year from continuing operations	468,838	307,981	43,378
Cash and cash equivalents at beginning of the year from discontinued operations	7,445	120,980	17,040
Cash and cash equivalents at end of year	428,961	188,950	26,613
Less: cash and cash equivalents at end of the year from discontinued operations	120,980	3,525	496
Cash and cash equivalents at end of the year from continuing operations	307,981	185,425	26,117

Supplemental disclosures of cash flow information:
Income taxes paid	24,311	9,467	1,333
Interest received	5,155	127	18

YOULIFE INTERNATIONAL HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Youlife International Holdings Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on 26 February 2019. The registered office of the Company is located at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

The Company is an investment holding company. During the Relevant Years, the Company’s subsidiaries were principally engaged in the provision of vocational education services, human resources (“HR”) recruitment services, employee management services and market services in the People’s Republic of China (the “PRC”).

The Company and its subsidiaries now comprising the Group underwent the Reorganization. Apart from the Reorganization, the Company has not commenced any business or operation since its incorporation.

The largest shareholder of the Company is Youtch Investment Co., Ltd, which was incorporated in the British Virgin Islands and is indirectly controlled by Mr. Wang Yunlei since its incorporation on 15 July 2020.

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies (or, if incorporated outside Hong Kong, have substantially similar characteristics to a private company incorporated in Hong Kong), in the opinion of the directors, principally affected the results for the Relevant Years or formed a substantial portion of the net assets of the Group.

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Youerlan Information Technology Co., Ltd. (“Shanghai Youerlan”)	July 10, 2014	PRC	100%	Provision of employee management service, HR recruitment service
Wuhu Lanfu Internet Technology Co., Ltd.	December 13, 2019	PRC	100%	Provision of employee management service, HR recruitment service
Hubei Youlife External Service Information Technology Co., Ltd.	August 25, 2020	PRC	100%	Provision of employee management service, HR recruitment service
Shanghai Lanyu Cloud Software Development Co., Ltd.	December 8, 2022	PRC	100%	Provision of market service
Anqing Tongcai Property Management Co., Ltd.	January 12, 2023	PRC	100%	Provision of employee management service, HR recruitment service
Zhejiang Youlan international Holding Co., Ltd.	April 4, 2023	PRC	100%	Provision of employee management service, HR recruitment service
Youlife Technology Limited	March 27, 2019	Hong Kong	100%	Investment holding

2.1 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Principle of consolidation

Pursuant to the Reorganization, as more fully explained in the paragraph headed “Reorganization” in the section headed “Corporate History and Structure of Youlife” in the Registration Statement, the Company became the holding company of the companies now comprising the Group on 6 November 2020. As the Reorganization only involved inserting new holding companies at the top of an existing group and has not resulted in any change of economic substance, the consolidated financial statements for the Relevant Years have been presented as a continuation of the existing group as if the Reorganization had been completed at the beginning of the Relevant Years.

Accordingly, the consolidated statements of operations and comprehensive income, statements of changes in equity and statements of cash flows of the Group for the Relevant Years are prepared as if the current group structure had been in existence throughout the Relevant Years. The consolidated balance sheets of the Group as at 31 December 2022 and 2023 have been prepared to present the assets and liabilities of the companies now comprising the Group, as if the current group structure had been in existence at those dates. No adjustments are made to reflect fair values, or recognize any new assets or liabilities as a result of the Reorganization.

Profit or loss and each component of comprehensive income are attributed to the owners of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-group transactions and balances have been eliminated on consolidation in full.

In order to comply with the regulatory restrictions on foreign ownership in the operation of vocational schools and vocational training schools and provision of value-added telecommunications services in the PRC, and pursuant to the Reorganization, Shanghai Youerlan (the “wholly foreign owned enterprise”, or the “WFOE”), which is the Company’s indirectly wholly-owned subsidiary, has entered into the contractual arrangements with Jiangsu Youlan and its registered shareholders (the “Original Contractual Arrangements”) on 25 September 2020. The arrangements of the Original Contractual Arrangements enable the WFOE to exercise effective control over Tiankun Zhirang and its subsidiaries, which carried out operation of vocational training schools, Hubei Xieshou and Jiangsu Youlan, which carried out value-added telecommunications services, and Shanghai Zhuomao and its subsidiaries, which carried out operation of vocational schools since 2021, (collectively, “PRC Technology Entities”) during the Relevant Periods, and to obtain substantially all economic benefits of PRC Technology Entities. Accordingly, after the Original Contractual Arrangements have been signed on 25 September 2020, PRC Technology Entities are controlled by the Company based on the Original Contractual Arrangements though the Company does not have any direct or indirect equity interest in PRC Technology Entities. On 29 June 2022, Shanghai Youerlan entered into the new contractual arrangements (the “New Contractual Arrangements”) with Shanghai Youzhilan and its registered shareholders (the “Registered Shareholders”), namely Mr. Wang Yunlei and Mr. Peng Peng, pursuant to which, Shanghai Youerlan has acquired effective control over the financial and operational policies of Shanghai Youzhilan and its subsidiaries and Jiangsu Youlan Network and its subsidiaries, and has become entitled to all the relevant economic benefits derived from their operations. After the completion of the reorganization in July 2022, Shanghai Youzhilan became the holding company of PRC Technology Entities and the Original Contractual Arrangements was replaced by the New Contractual Arrangements thereafter.

The Group terminated the Contractual Agreements mentioned above on January 1, 2024, and PRC Technology Entities were accounted for as discontinued operations in the relevant financial statements under U.S. GAAP. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations for the years ended December 31, 2022 and 2023, as comparative statements of operations.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Fair value measurement

The Group measures its financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 -	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 -	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 -	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing recoverable amount, the estimated future cash flows are undiscounted expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. An impairment loss is charged to the profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and fair value measurement of convertible redeemable preferred shares and unlisted equity investments. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2023, and thus, the foreign currency exchange differences recognized within 2023 is over RMB 3 million (over USD 0.42 million), very minor compared with the revenue size of 2023.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 7.0999) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

The Group adopted ASC Topic 326, “Financial Instruments - Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, on-demand deposits.

Accounts receivable

Accounts receivable are recognized and carried at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Prepayments and other receivables

They are recognized at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Property and equipment

Property and equipment, is stated at historical cost less accumulated depreciation and impairment, if any, and is depreciated using straight-line method over the following useful lives. The residual rate is determined based on the economic value of the asset at the end of the estimated useful lives as a percentage of the original cost. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property, plant and equipment should be assessed, including, among others, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present and a recoverability test is performed, we estimate the future cash flows expected to result from the use of the asset or asset group and its eventual disposition. These estimated future cash flows are consistent with those we use in our internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment charge. The impairment charge recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. We may use a variety of methodologies to determine the fair value of property, plant and equipment, including appraisals and discounted cash flow models. These appraisals and models include assumptions we believe are consistent with those a market participant would use.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Electronic equipment	33%
Office equipment	20%
Motor vehicles	25%
Leasehold improvements	Over the shorter of the lease terms and estimated useful lives

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of the acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Software

Software is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 3 to 10 years.

Customer relationship

Customer relationship is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 2 to 10 years.

Trademark

Trademark is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 10 years.

Leases

The Group follows ASC Topic 842, Leases. The Group leases office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a)	Vocational education services

The Group provides vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, the Group agrees the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, the Group recognizes the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by the Group.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b)	HR recruitment services

The Group provides HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c)	Employee management services

The Group provides employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, the Group charged service fees in respect of the labor outsourcing services on a lump sum basis. The Group acts as principal and is primarily responsible for providing the labor outsourcing services to customers. The Group recognizes the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. The Group recognizes the labor outsourcing services fee received or receivable as its revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by the Group.

For labor dispatch services, the Group acts as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the Group does not control employee’s labor services; therefore, the Group’s labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by the Group, while the labor costs paid to the employees are recorded to net off revenue.

The Group’s other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d)	Market services

The Group provides market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Selling and marketing Expenses

Selling and marketing expenses consist primarily of payroll, advertising and promotion expenses for marketing and business development. They are expensed as incurred.

Administrative Expenses

Administrative expenses consist of payroll, rental, expenses for employees involved in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation and amortization, professional fees and other general corporate related expenses.

Other (expense)/ incomes, net

Other incomes mainly consist of non-operating income and gains, such as government grants, proceeds of interest from maturities of short-term investments, fair value gains or loss and gain on dissolution of subsidiaries and branches. Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

Segment reporting

The Group’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors of the Company that make strategic decisions. As a result of this evaluation, the Group determined that it has operating segments as follows:

(a)	the vocational education segment engages in the provision of vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services and vocational training services;

(b)	the HR recruitment segment engages in the provision of HR recruitment services regarding blue-collar talent to customers;

(c)	the employee management segment engages in the provision of labor outsourcing services, labor dispatch services and others;

(d)	the market service segment engages in the provision of value-added services.

The chief operating decision-maker monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment revenue and segment results which is measured based on gross profit of the respective segment. No analysis of segment assets and liabilities is presented as management does not regularly review such information for the purposes of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

	For the year ended 31 December, 2022
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	65,709	104,896	525,101	28,367	724,073
Cost of revenue	(32,524)	(51,408)	(497,808)	(15,188)	(596,928)
Gross profit	33,185	53,488	27,293	13,179	127,145
Gross profit %	50.5	51.0	5.2	46.5	17.6

	For the year ended 31 December, 2022
	Discontinued operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	2,954	6,095	38,172	-	47,221
Cost of revenue	(1,844)	(77)	(21,249)	-	(23,170)
Gross profit	1,110	6,018	16,923	-	24,051
Gross profit%	37.6	98.7	44.3	-	50.9

	For the year ended 31 December, 2023
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	146,372	61,665	1,029,360	128,468	1,365,865
Cost of revenue	(103,708)	(11,385)	(946,543)	(103,810)	(1,165,446)
Gross profit	42,664	50,280	82,817	24,658	200,419
Gross profit %	29.1	81.5	8.0	19.2	14.7

	For the year ended 31 December, 2023
	Discontinued operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	32,659	13,814	4,477	1,232	52,182
Cost of revenue	(20,758)	(752)	(4,854)	-	(26,364)
Gross profit (loss)	11,901	13,062	(377)	1,232	25,818
Gross profit (loss) %	36.4	94.6	(8.4)	100.0	49.5

Geographical information

More than 95% of the Group’s revenues for the year ended December 31, 2022 and 2023 were generated from the PRC. As of December 31, 2022 and 2023, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Information about major customers

No revenue from sales to a single customer or a group of customers under common control accounted for 10% or more of the Group’s revenue for the year ended December 31, 2022 and 2023.

Significant risks and uncertainties

The Group’s principal financial instruments comprise lease liabilities, interest-bearing bank and other borrowings, and cash and bank balances. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

1) Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since it usually recognizes revenues and purchases in RMB. At the same time, the Group is not exposed to translational foreign currency risk since most operating subsidiaries are located in the PRC, which has RMB as the functional currency.

2) Credit Risk

The carrying amounts of cash and bank balances, trade receivables, financial assets included in prepayments, other receivables and other assets, and financial assets included in other non-current assets included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk in relation to its financial assets as at 31 December 2022 and 2023. The Group classifies financial instruments on the basis of shared credit risk characteristics, such as instrument types and credit risk ratings for the purpose of determining significant increases in credit risk and calculation of impairment.

Cash and cash balances

As at 31 December 2022 and 2023, all cash and bank balances were deposited in high-credit-quality financial institutions without significant credit risk. These financial assets were not yet past due and their credit exposure is classified as stage 1.

Account receivable

To manage the risk arising from trade receivables, the Group has policies in place to ensure that credit terms are made only to counterparties with an appropriate credit history and management performs ongoing credit evaluations of the Group’s counterparties. The credit period granted to the customers is generally within 30 days to 90 days and the credit quality of these customers is assessed, taking into account their financial position, past experience and other factors. The Group also has other monitoring procedures to ensure that follow-up action is taken to recover overdue receivables. In addition, the Group reviews regularly the recoverable amount of trade receivables to ensure that adequate impairment losses are made. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers.

The Group applies the simplified approach to provide for ECLs, which permits the use of the lifetime expected loss provision for all trade receivables. The expected credit losses also incorporate forward-looking information based on key economic variables such as inflation rate.

Other receivables

Management makes periodic collective assessments for other receivables as well as individual assessment on the recoverability of other receivables based on historical settlement records and past experience. The Group recognized allowance for these financial assets based on lifetime ECLs and adjusted for forward-looking macroeconomic data.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance for continuity of funding to finance its working capital needs as well as capital expenditure.

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. In February 2020 the FASB issued ASU 2020-02 which updated SEC Staff Accounting Bulletin No. 119 providing interpretive guidance on methodology and supporting documentation for measuring credit losses. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740) - Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) - Simplifying the accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is effective for the Group on July 1, 2023 and the Group does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Group on December 15, 2023 and the Group is in the process determine the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process determine the impact of the adoption of this standard on its consolidated financial statements.

2.2 RESTATEMENT

The Group has restated its Consolidated Financial Statements at December 31, 2022 and 2023 of consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023.

The Group has amended the errors in the accounting treatment of convertible redeemable preferred shares to (i)increase the mezzanine equity of RMB1,006.0 million and decrease the shareholders’ equity of RMB1,006.0 million at December 31, 2022 and 2023 and (ii)to increase total other income, net after the reversal of fair value losses from convertible redeemable preferred shares for the year ended December, 2022. This correction has an impact on basic and diluted net loss per share for the year ended 2022 and diluted earnings per share for the year ended 2023.

The Group has amended the errors in the disclosure of (i)share-based compensation in the consolidated statements of operations and comprehensive (loss)/income and (ii)leases, leases prepaid payment and interest income in the consolidated statements of cash flows. This correction has no impact no impact on earnings per share and equity or net assets.

As a result, the Group has restated its Consolidated Financial Statements in accordance with ASC 250, Accounting Changes and Error Corrections. The impact of the restatement on the Consolidated Financial Statements as previously reported is summarized below:

	CONSOLIDATED BALANCE SHEETS
	As at December 31,
	2022 (as previously reported)	2022 (Restated)	Difference
	RMB	RMB	RMB
Mezzanine equity	-	1,006,048	1,006,048
Ordinary shares	230	149	(81)
Additional paid-in capital	1,479,963	226,278	(1,253,685)
Accumulated losses	(895,387)	(647,669)	247,718
Total Youlife International Holdings Inc. shareholders’ deficit	593,028	(413,020)	(1,006,048)
Total shareholders’ deficit	621,619	(384,429)	(1,006,048)

	As at December 31,
	2023 (as previously reported)	2023 (Restated)	Difference
	RMB	RMB	RMB
Mezzanine equity	-	1,006,048	1,006,048
Ordinary shares	230	149	(81)
Additional paid-in capital	1,431,232	177,547	(1,253,685)
Accumulated losses	(797,530)	(549,812)	247,718
Total Youlife International Holdings Inc. shareholders’ deficit	643,118	(362,930)	(1,006,048)
Total shareholders’ deficit	669,767	(336,281)	(1,006,048)

	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	As at December 31,
	2022 (as previously reported)	2022 (Restated)	Difference
	RMB	RMB	RMB
Ordinary shares	230	149	(81)
Additional paid-in capital	1,479,963	226,278	(1,253,685)
Accumulated losses	(895,387)	(647,669)	247,718
Total	593,028	(413,020)	(1,006,048)
Total deficit	621,619	(384,429)	(1,006,048)

	As at December 31,
	2023 (as previously reported)	2023 (Restated)	Difference
	RMB	RMB	RMB
Ordinary shares	230	149	(81)
Additional paid-in capital	1,431,232	177,547	(1,253,685)
Accumulated losses	(797,530)	(549,812)	247,718
Total	643,118	(362,930)	(1,006,048)
Total deficit	669,767	(336,281)	(1,006,048)

	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
	For the year ended December 31,
	2022 (as previously reported)	2022 (Restated)	Difference
	RMB	RMB	RMB
Total operating expenses	(275,825)	(296,636)	(20,811)
Total other income, net	(66,949)	96,947	163,896
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	-	(130,011)	(130,011)
Net (loss)/profit attribute to Youlife International Holdings Inc.	(236,608)	(223,534)	13,074
Comprehensive (loss)/income attribute to Youlife International Holdings Inc.	(236,608)	(93,523)	143,085
Net (loss)/earnings per share:
Basic net (loss)/earnings per share	(0.68)	(0.99)	(0.31)
Diluted net (loss)/earnings per share	(0.68)	(0.99)	(0.31)
Shares used in net (loss)/earnings per share computation
Basic	346,606,485	224,986,014	(121,620,471)
Diluted	346,606,485	224,986,014	(121,620,471)

	For the year ended December 31,
	2023 (as previously reported)	2023 (Restated)	Difference
	RMB	RMB	RMB
Net (loss)/earnings per share:
Basic net (loss)/earnings per share	0.29	0.45	0.16
Diluted net (loss)/earnings per share	0.29	0.29	-
Shares used in net (loss)/earnings per share computation
Basic	342,756,528	221,777,718	(120,978,810)
Diluted	342,756,528	342,756,528	-

	CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the year ended December 31,
	2022 (as previously reported)	2022 (Restated)	Difference
	RMB	RMB	RMB
Net profit/(loss)	(240,400)	(97,315)	143,085
Net (loss)/profit from continuing operations	(234,180)	(91,095)	143,085
Fair value losses from convertible redeemable preferred shares	143,085	-	(143,085)
Interest income	(5,155)	-	5,155
Finance costs	2,057	-	(2,057)
Increase in right-of-use assets	-	(20,120)	(20,120)
Decrease in lease liabilities	-	(7,358)	(7,358)
Net cash flows (used in) generated from operating activities from continuing operations	(52,772)	(77,152)	(24,380)
Total Net cash flows generated from operating activities	7,122	(17,258)	(24,380)
Prepaid lease payments prior to commencement of agreement	(20,120)	-	20,120
Interest income	5,155	-	(5,155)
Net cash flows used in investing activities from continuing operations	(61,939)	(46,974)	14,965
Total Net cash flows used in investing activities	(66,639)	(51,674)	14,965
Principal portion of lease payments	(7,358)	-	7,358
Interest portion of lease payments	(2,057)	-	2,057
Net cash flows used in financing activities from continuing operations	(50,136)	(40,721)	9,415
Total Net cash flows generated from (used in) financing activities	8,206	17,621	9,415

	For the year ended December 31,
	2023 (as previously reported)	2023 (Restated)	Difference
	RMB	RMB	RMB
Interest income	(127)	-	127
Finance costs	2,176	-	(2,176)
Increase in right-of-use assets	-	(1,091)	(1,091)
Decrease in lease liabilities	-	(8,105)	(8,105)
Net cash flows (used in) generated from operating activities from continuing operations	21,523	10,278	(11,245)
Total Net cash flows generated from operating activities	22,746	11,501	(11,245)
Prepaid lease payments prior to commencement of agreement	(1,091)	-	1,091
Interest income	127	-	(127)
Net cash flows used in investing activities from continuing operations	(20,061)	(19,097)	964
Total Net cash flows used in investing activities	(23,569)	(22,605)	964
Principal portion of lease payments	(8,105)	-	8,105
Interest portion of lease payments	(2,176)	-	2,176
Net cash flows used in financing activities from continuing operations	(126,949)	(116,668)	10,281
Total Net cash flows generated from (used in) financing activities	(242,119)	(231,838)	10,281

3. ACCOUNTS RECEIVABLE, NET

	As at December 31,
	2022	2023
	RMB	RMB	USD
Accounts receivable	153,431	292,579	41,209
Less: allowance for credit loss	(27,738)	(20,762)	(2,924)
Accounts receivable, net	125,693	271,817	38,285
Less: accounts receivable, net of the discontinued operations	(12,229)	(15,190)	(2,140)
Accounts receivable, net of the continuing operations	113,464	256,627	36,145

Movement of allowance of doubtful accounts is as follows:

	As at December 31,
	2022	2023
	RMB	RMB	USD
Beginning balance	7,347	27,738	3,907
Charge to (reversal of) expense	26,246	(2,371)	(334)
Less: dissolution of subsidiaries and branches	(5,855)	(4,605)	(649)
Ending balance	27,738	20,762	2,924

4. PREPAYMENTS AND OTHER RECEIVABLES, NET

	As at December 31,
	2022	2023
	RMB	RMB	USD

Other receivables	76,780	188,154	26,501
Less: allowance for credit loss of other receivables	(57,146)	(42,683)	(6,012)
Prepayments	25,972	72,414	10,199
Deposits	6,711	6,762	953
Prepayment, other receivables and other assets, net	52,317	224,647	31,641
Less: balances net of the discontinued operations	(8,322)	(35,686)	(5,026)
Prepayment, other receivables other, net of the continued operations	43,995	188,961	26,615

Movement of allowance for credit loss is as follows:

	As at December 31,
	2022	2023
	RMB	RMB	USD
Beginning balance	-	57,146	8,049
Charge to (reversal of) expense	57,146	(13,001)	(1,831)
Less: dissolution of subsidiaries and branches	-	(1,462)	(206)
Ending balance	57,146	42,683	6,012

5. INVENTORIES

	As of December 31,
	2022	2023
	RMB	RMB	USD
Finished Goods	8,301	3,260	459

Inventories, finished goods as retail goods, are accounted for using the first-in-first-out cost method and are valued at the lower of cost and net realizable value. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

No impairment provision made as the carrying amounts of inventories are higher than the net realizable value.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As at December 31
	2022	2023
	RMB	RMB	USD
Buildings	-	6,500	917
Leasehold improvement	24,555	165,917	23,369
Furniture and office equipment	7,817	17,944	2,527
Electronic equipment	13,404	15,633	2,202
Vehicles	2,887	3,072	432
Less: accumulated depreciation	(18,518)	(30,345)	(4,274)
Property and equipment, net	30,145	178,721	25,173
Less: net carrying amount of the discontinued operations	(20,205)	(17,974)	(2,532)
Net carrying amount of the continued operations	9,940	160,747	22,641

Depreciation of property and equipment was RMB5,854 and RMB13,777 for the years ended at December 31, 2022 and 2023 respectively.

7. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the year ended December 31, 2022 and 2023 was RMB17,223 and RMB19,990, comprised of operating lease expenses of RMB 15,519 and RMB17,472, and short-term lease expenses of RMB1,704 and RMB2,518 respectively.

Supplemental balance sheet information related to operating lease was as follows:

	As at December 31
	2022	2023
	RMB	RMB	USD
Operating lease right-of-use assets	61,814	52,957	7,459
Lease liabilities - current	7,534	6,808	959
Lease liabilities - non-current	42,580	39,697	5,591
Total operating lease liabilities	50,114	46,505	6,550

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2022 and 2023 were as follows:

	As at December 31,
	2022	2023

Weighted average remaining lease term (years)	6.46	5.20
Weighted average discount rate	4.59%	4.78%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As at December 31, 2023
	RMB	USD
2024	10,925	1,539
2025	10,434	1,470
2026	6,492	914
2027	5,348	753
2028 and after	19,039	2,682
Total undiscounted cashflows	52,238	7,358
Less: imputed interest	(5,733)	(808)
Present value of lease liabilities	46,505	6,550

8. GOODWILL

	As at December 31,
	2022	2023
	RMB	RMB	USD
Net carrying amount as at the beginning of the year	19,713	19,713	2,777
Less: impairment provided during the year	-
Net carrying amount as at the end of the year	19,713	19,713	2,777
Less: net carrying amount of the discontinued operation	(19,713)	(19,713)	(2,777)
Net carrying amount of the continuing operations	-	-	-

The Group completed its annual goodwill impairment analysis for the years ended December 31, 2022 and 2023, and no impairment charges were recorded.

9. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As at December 31
	2022	2023
	RMB	RMB	USD
As of December 31:
Systems software	7,576	16,251	2,290
Customer relationship	10,240	10,240	1,442
Trademark	12,917	12,917	1,819
Less: accumulated amortization	(9,788)	(17,625)	(2,482)
Intangible assets, net	20,945	21,783	3,069
Less: net carrying amount of the discontinued operations	(15,910)	(9,774)	(1,378)
Net carrying amount of the continued operations	5,035	12,009	1,691

Amortization of intangible assets was RMB5,530 and RMB8,103 for the years ended at December 31, 2022 and 2023 respectively.

10. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at December 31,
	2022	2023
	RMB	RMB	USD
Unlisted equity investment-Chengdu Fish Bubble Technology Co., Ltd.	69,129	105,629	14,877

The above unlisted equity investment was classified as financial assets at fair value through profit or loss as the Group has not elected to recognize the fair value gain or loss through other comprehensive income.

11. OTHER NON-CURRENT ASSETS

	As at December 31,
	2022	2023
	RMB	RMB	USD
Long-term deposits and deferred expenses	5,205	544	76
Long-term loan to third parties	5,861	-	-
Long-term prepayment for service fee	8,000	13,481	1,899
Advance payment for decoration and equipment	53,792	-	-
Other non-current assets	72,858	14,025	1,975
Less: other non-current assets of the discontinued operations	-	(279)	(39)
Other non-current assets of the continued operations	72,858	13,746	1,936

The long-term loans to third parties represented the daily support to the operation of private schools, which were unsecured, interest-free.

The long-term prepayment for service fee represented the advance payment made for catering services of vocational education, and will subsequently be charged to profit or loss as service fee expenses for catering services over the cooperation period with vocational education schools.

Advance payment for decoration and equipment transferred into property and equipment upon the completion of the renovation works and construction of cooperating vocational schools during the year ended December 31, 2023.

12. TRADE AND BILLS PAYABLES

	As at December 31,
	2022	2023
	RMB	RMB	USD
Trade payables	23,081	113,915	16,044
Bills payables	22,000	-	-
Total	45,081	113,915	16,044
Less: trade and bills payables of the discontinued operations	(9,399)	(13,505)	(1,902)
Trade and bills payables of the continued operations	35,682	100,410	14,142

13. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB	USD
Deposits received	911	7,817	1,101
Due to third parties	6,265	-	-
Payroll and welfare payables	211,102	139,592	19,661
Other liabilities	22,315	71,058	10,008
Total	240,593	218,467	30,770
Less: other payables and accrued liabilities of the discontinued operations	(171,161)	(58,114)	(8,185)
Other payables and accrued liabilities of the continued operations	69,432	160,353	22,585

14. SHORT-TERM BORROWINGS

	As at December 31,
	2022	2023
	RMB	RMB	USD
CURRENT
Bank borrowings - unsecured	-	26,274	3,701

Effective interest rate range of bank borrowings was 3.65% to 4.20% as of December 31, 2023.

15. REVENUES

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
Vocational education services	68,663	179,031	25,216
Employee management services	563,273	1,033,837	145,613
HR recruitment services	110,991	75,479	10,631
Market Services	28,367	129,700	18,268
Revenues	771,294	1,418,047	199,728
Less: revenues from the discontinued operations	(47,221)	(52,182)	(7,350)
Revenues from the continuing operations	724,073	1,365,865	192,378

16. FAIR VALUE GAINS

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
For the year ended December 31, 2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Financial assets at fair value through
Fair value gains from financial assets at fair value through profit or loss-Chengdu Fish Bubble Technology Co, Ltd., net	-	-	38,336

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
For the year ended December 31, 2023	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	USD
Financial assets at fair value through
Fair value gains from financial assets at fair value through profit or loss-Chengdu Fish Bubble Technology Co, Ltd., net	-	-	36,500	5,141

The movements of financial assets at fair value through profit or loss are set out as below:

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
At beginning of year	30,793	69,129	9,736
Total gains recognized in profit or loss	38,336	36,500	5,141
At end of year	69,129	105,629	14,877

The fair values of the unlisted equity investments included in the financial assets at fair value through profit or loss have been estimated using the option-pricing method based on assumptions that are not supported by observable market prices or rates. Management has estimated the potential effect of using reasonably possible alternatives as inputs to the valuation model. The following table lists the inputs to the model used:

	As at December 31,
	2022	2023

Risk-free interest rate	4%	4.23%
Discounts for lack of marketability	6%-23%	6%-23%

17. TAXATION

Income Tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders. The Group’s subsidiaries incorporated in Hong Kong are not liable for income tax as they did not have any assessable profits arising in Hong Kong during the Relevant Periods.

Mainland China

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC Subsidiaries for the Relevant Periods.

Certain of the Group’s PRC Subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 10% during 2022 and 5% during 2023, respectively.

Certain of the Group’s PRC Subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2022 and 2023. Such qualifications are subject to review by the relevant tax authority in the PRC for every three years.

The income tax expense of the Group for the Relevant Periods is analyzed as follows:

	For the year ended 31 December
	2022	2023
	RMB	RMB	USD

Current tax:
PRC corporate income tax	17,101	5,776	814
Deferred tax liabilities	(1,173)	(1,497)	(211)
Deferred tax assets, net	-	(35,469)	(4,996)
Total income tax expense/(benefit)	15,928	(31,190)	(4,393)
Less: income tax expenses from the discontinued operations	2,623	934	132
Income tax income tax expense/(benefit) from the continuing operations	18,551	(30,256)	(4,261)

A reconciliation of tax expense applicable to profit before tax at the statutory rate for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the income tax expense at the effective income tax rate for each of the Relevant Periods is as follows:

	For the year ended 31 December
	2022	2023
	RMB	RMB	USD

(Loss)/profit before tax	(81,387)	65,856	9,276
Tax at the statutory tax rate (25%)	(20,347)	16,464	2,319
Impact of preferential tax rates	4,892	1,836	259
Non-taxable income	(19,633)	(8,912)	(1,256)
Non-deductible expense	1,098	622	88
Research and development super-deduction	(12,521)	(12,254)	(1,726)
Change of valuation allowance	62,439	(28,946)	(4,077)
Income tax expense/(benefit)	15,928	(31,190)	(4,393)

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As at December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Accrued expense and other current liabilities	26,706	15,982
Bad debt provision	19,114	15,208
Lease liabilities	12,529	11,626
Net operating loss carry forwards	46,782	66,625
Total gross deferred tax assets	105,131	109,441
Valuation allowance on deferred tax assets	(89,678)	(60,732)
Deferred tax assets, net of valuation allowance	15,453	48,709
Deferred tax (liabilities)-non current:
Right-of-use assets	(15,453)	(13,240)
Intangible assets	(3,887)	(2,390)
Total deferred tax (liabilities)	(19,340)	(15,630)

At 31 December 2023, there was no significant unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

18. DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in mainland PRC are entitled to social welfare benefits through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits, calculated as a regulated percent of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions.

For the employees in Hong Kong, PRC, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Group recorded Pension scheme contributions and social welfare benefit expenses of RMB38,816 and RMB45,330 (US$6,385) for the years ended December 31, 2022 and 2023, respectively.

19. RELATED PARTY BALANCES AND TRANSACTIONS

(1) The Group had no significant related party transactions with related parties.

(2) Outstanding balances with related parties

	As at 31 December
	2022	2023
	RMB	RMB	USD

Non-trade related
Companies controlled by a main shareholder of the Company	10,520	978	138

As at 31 December 2022 and 2023, the Group’s outstanding balances with related parties were all unsecured, interest-free and repayable on demand.

20. CONVERTIBLE REDEEMABLE PREFERRED SHARES (RESTATED)

Series C Preferred Shares

On 22 July 2020, Shanghai Youerlan and series C onshore investors (“Series C Onshore Investors”) entered into a share subscription agreement whereby the Series C Onshore Investors made a total investment of RMB212,742 (“Series C Onshore Financing”) for 35,333,335 ordinary shares in Shanghai Youerlan. All Series C Onshore Financing were received in 2020.

On 24 July 2020, the Company and series C offshore investors (“Series C Offshore Investors”) entered into a share subscription agreement whereby the Series C Offshore Investors made a total investment of RMB169,705 (“Series C Offshore Financing”) for 24,380,586 Series C offshore preferred shares in the Company. All Series C Offshore Financing were received in 2020.

Series C+ Preferred Shares

On 14 May 2021, the Company and series C+ investors (“Series C+ Investors”) entered into a share subscription agreement whereby the Series C+ Investors made a total investment of RMB429,765 (“Series C+ Financing”) for 43,579,123 Series C+ preferred shares in the Company. All Series C+ Financing were received in 2022.

On 7 July 2021, the Company issued 30,000,000 convertible notes with a nominal value of US$30,000 and was converted to 17,685,766 Series C+ preferred shares of RMB 193,836 on 4 November 2021.

Series C Preferred Shares and Series C+ Preferred Phares are collectively referred to as the “Preferred Shares”.

A summary of the shares authorized, issued and outstanding is as follows:

	As of December 31,
	2022	2023

Authorized:
Number of Series C preferred share of US$0.0001 each	59,713,921	59,713,921

Number of Series C+ preferred share of US$0.0001 each	61,264,889	61,264,889

	As of December 31,
	2022	2023
	RMB	RMB
Issued and fully paid:
Number of Series C preferred share of US$0.0001 each	59,713,921	59,713,921
Nominal value of preferred shares (RMB)	41,685	41,685

Number of Series C+ preferred share of US$0.0001 each	61,264,889	61,264,889
Nominal value of preferred shares (RMB)	39,573	39,573

The rights, preferences and privileges of the Preferred Shares are as follows:

(a) Conversion right

Each preferred share shall be convertible, at the option of the preferred shareholders (“Holders”) thereof, at any time after the date of issuance, and without the payment of any additional consideration by the Holder thereof, into such number of fully paid ordinary shares as is determined by dividing the applicable deemed original issue price for such series of Preferred Shares by the conversion price for such series of Preferred Shares in effect (“Conversion Price”) at the time of conversion. The initial conversion ratio is 1:1, subject to adjustment in the event of share dividends, share splits and other events as specified in the Company’s articles of association, provided that the conversion price shall not be less than the par value of the ordinary shares.

Each Preferred Share shall be automatically converted into ordinary shares at the then effective conversion price upon the closing of an underwritten public offering or the listing of the ordinary shares of the Company in a recognized international securities exchange or foreign securities exchange as approved by the shareholders’ meeting or the Board of the Company, with the implied market capitalization of the Company prior to such public offering shall be no less than RMB5,000 million or equivalent U.S. dollars (the “Qualified IPO”).

No fractional ordinary share shall be issued upon conversion of the Preferred Shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of Preferred Shares.

(b) Redemption right

The redemption rights of the Preferred Shares were removed on October 18, 2022, upon Series C investors’ and Series C+ investors’ signing of the amended and restated shareholders agreement dated October 18, 2022. Prior to the removal, the holders of Series C and Series C+ Preferred Shares shall have redemption rights upon the occurrence of any of the following events: (i) the Company has not consummated a Qualified Initial Public Offering before June 30, 2023; (ii) there is any material breach by the Founder or the Founder Holding Company under the Transaction Documents or any circumstances that seriously harm the interests of the Group Companies by the Founder or by the Founder Holding Company. The redemption price was determined at an amount equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of ten percent (10%) per annum accrued on the issuance price during the period from the issuance date to the redemption payment date.

(c) Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any of the following events: (i) change in the control of the Group through merger, acquisition or other types of transactions of the Group, that is, the shareholders who hold all the equity interest of the Group prior to such transaction hold less than fifty percent (50%) of the voting rights of the surviving entity or lose control of the Group after such transaction, or the actual controller(s) change in control of the Group; (ii) all or substantially all of the assets, business or goodwill held by the Group are sold, mortgaged or disposed of in any manner; and (iii) all or substantially all of the intellectual property rights held by the Group are sold or exclusively licensed to a third party, mortgaged or disposed of in any manner (“Deemed Liquidation Event”) that shall be distributed to holders of Preferred Shares in the sequence below:

If, upon any such liquidation, distribution, winding up or Deemed Liquidation Event of the Company, the assets of the Company shall be insufficient to pay the holders of Series C+ preferred shares in full on all Series C+ preferred shares, then such assets shall be distributed among the holders of Series C+ preferred shares, in proportion to the full amounts to which they would otherwise be respectively entitled thereon. If the remaining assets of the Company after the distribution or payment of holders of Series C+ preferred shares shall be insufficient to pay the holders of Series C preferred shares in full on all Series C preferred shares, then such remaining assets shall be distributed among the holders of Series C preferred shares, in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

After distribution or payment in full of the Series C Preference Amount and the Series C+ Preference Amount, the remaining assets of the Company available for distribution to members shall be distributed to all holders of issued and outstanding ordinary Shares and Preferred Shares pro rata on an as-converted basis.

(d) Voting rights

Each Preferred Share shall carry a number of votes equal to the number of ordinary Shares then issuable upon its conversion into ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The Holders shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote.

(e) Dividend right

All the holders of Preferred Shares are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis.

Accounting of Preferred Shares

The Group classified the Preferred Shares as mezzanine equity measured at fair value at issuance date and recorded at issuance price, net of issuance cost. Pursuant to the amended and restated shareholder agreement entered between the Company and its investors on 18 October 2022, the redemption rights related with the Preferred Shares were cancelled and the liquidation preference were terminated. However, the liquidation preference shall automatically be reinstated in the event the Company withdraws its listing application or is rejected by the relevant stock exchange prior to the Qualified IPO (the “reinstatement”). The Preferred Shares are still considered redeemable in the event of the reinstatement and any liquidation including a deemed liquidation event (e.g. change in control) since the holders of Series C+ Preferred Shares shall be entitled to be paid out of an amount in cash according to liquidation preference. Therefore, the Group still classify the Preferred Shares as mezzanine equity outside of permanent equity in accordance with SEC’s Accounting Series Release 268, Presentation in Financial Statements of Redeemable Preferred Stocks (ASR 268) and ASC 480 “Distinguishing Liabilities from Equity”. The Group early adopted ASU No. 2020-06 to eliminate the analysis requirement of separation of beneficial conversion and cash conversion features from convertible instruments.

At each reporting date, the Group evaluates the probability of occurrence of the reinstatement and any deemed liquidation event that entitles the holders of the Preferred Shares to be paid an amount in cash (the “redemption value”) subject to liquidation preference. If it is probable that a deemed liquidation event will occur and Preferred Shares will become redeemable, the Group recognizes changes in carrying value immediately as the deemed liquidity event occurs and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amounts of Preferred Shares shall be affected by charges against retained earnings, or additional paid-in capital in the absence of retained earnings. Accordingly, if the Preferred Shares are not currently redeemable and it is not probable that the Preferred Shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

As of December 31, 2022 and 2023, the Group evaluated that the Preferred Shares were not currently redeemable and it is not probable that the Preferred Shares would become redeemable as there was no noted indicator of the reinstatement and any deemed liquidation event, and recorded the Preferred Shares as carrying value accordingly.

Modification of Preferred Shares

The Group assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

Pursuant to the amended and restated shareholders agreement reached between the Company and its investors on October 18, 2022, the redemption rights related with the Company’s Preferred Shares were removed and the liquidation preference were terminated.

The Group evaluated the modification and concluded that it represented modification, rather than extinguishment to the Preferred Shares, because the difference of the fair values of the Preferred Shares immediately before and after the amendment is less than 10%, therefore the Group applied modification accounting by analogy to the modification guidance contained in ASC 718-20, Compensation - Stock Compensation - Award Classified as Equity, and the modification that results in an increase of RMB130,011 in the fair value of the modified preferred shares on October 18, 2022 was recognized as a deemed dividend to the preferred shareholders.

21. SHARE-BASED COMPENSATION

The Group adopted a restricted share unit scheme (the “RSU Scheme”) in order to motivate and encourage the Company’s directors, employees and consultants. On 30 April 2021, for the purpose of the administration of the RSU Scheme, the Company (as the settlor) set up the Lanxin Blue Trust. The Core Trust Company Limited is the trustee and Lanxin Blue Limited is a special purpose vehicle established as the nominee to hold the ordinary Shares under the RSU Scheme. On 7 July 2021, the Company issued 49,051,500 ordinary shares as the reserve for future grant of the restricted shares under the RSU Scheme to Lanxin Blue Limited, which was established by the Company, at a par value of US$0.0001 each, in order to motivate and encourage our Directors, employees and consultants.

On August 30, 2022, 2,660,829 ordinary shares with a fair value of RMB 28,110 were transferred from Lanxin Blue Limited to CFO in exchange for his service in the Company. These ordinary shares were immediately vested. The transfer of the shares is within the scope of ASC Topic 718, “Compensation-Stock Compensation”. The RMB 28,110 was recognized as stock based compensation in the accompanying consolidated statements of operations and comprehensive (loss)/income.

The fair value of the ordinary shares on the date of transfer was determined by management with assistance of a third-party valuation firm. The Company first developed the equity value of the Company through the application of income approach technique known as the discounted cash flow method. The Company then used the hybrid method to allocate the equity value amongst different classes of shares of the Company to arrive at the fair value of the ordinary shares. The hybrid method is a hybrid between the probability-weighted-expected return method and the option pricing method.

The following key assumptions were used in the model:

As at August 30, 2022

Volatility (%)	51.76%
Discounts for lack of marketability (%)	11.82%
Risk-free interest rate (%)	3.03%
Dividend yield (%)	0.00%
Weighted average share price (RMB per share)	7.82

No other feature of share-based payment was incorporated into the measurement of fair value.

22. ORDINARY SHARES (RESTATED)

The Group and the Company

On 26 February 2019, the Company was incorporated as an exempted company with limited liability in the Cayman Islands with an authorized share capital of US$50,000 divided into 372,691,551 class A ordinary shares and 127,308,449 class B ordinary shares with a par value of US$0.0001 each. On the same day, an aggregate of 200,000,000 class A ordinary shares was allotted and issued to various BVI holding platforms held by employees and external investors at par value. From October to November 2020, the Company re-designation of 55,140,881 class A ordinary shares to the same number of ordinary shares, and repurchase of all the rest of the issued class A ordinary shares.

On 6 November 2020, as part of the Reorganization, 4,048,108, 29,634,070, 3,333,333 authorized Ordinary Shares of the Company were re-designated and re-classified as Series A preferred shares, Series B preferred shares and Series B+ Preferred Shares of a par value of USD0.0001 each, respectively.

The Company does not assume any unavoidable obligation to (i) deliver cash or other financial assets to Series A preferred shareholders, Series B preferred shareholders and Series B+ preferred shareholders; (ii) to exchange financial assets or financial liabilities with Series A preferred shareholders , Series B preferred shareholders and Series B+ preferred shareholder that are unfavourable to the Company; and (iii) to deliver a variable number of the Company’s own ordinary shares. Hence, Series A preferred shares, Series B preferred shares, Series B+ preferred shares were recognized as ordinary shares, in substance.

From December 2020 to September 2021, the Company issued and allotted 154,647,751 ordinary shares to various shareholders, of which: (i) 21,176,470 ordinary shares had been repurchased and cancelled, (ii) 49,051,500 ordinary shares as the reserve for future grant of the restricted shares under the RSU Scheme to Lanxin Blue Limited were recorded as treasury shares.

Pursuant to the share repurchase agreement dated 7 November 2022, 3,849,955 ordinary shares were repurchased and cancelled by the Company from the shareholders.

23. EARNINGS PER SHARE (RESTATED)

The following table sets forth the basic and diluted net (loss)/earnings per share for the following periods:

	Year ended 31 December
	2022	2023
	RMB	RMB

Basic and diluted earnings per share calculation
Numerator:
Net (loss)/profit attribute to ordinary shareholders	(97,315)	99,263
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-
Net (loss)/profit attribute to Youlife International Holdings Inc.	(223,534)	99,263
Denominator:
Basic Weighted average number of shares outstanding	224,986,014	221,777,718
Continuing operations	(0.97)	0.37
Discontinued operations	(0.02)	0.08
Basic net (loss)/earnings per share	(0.99)	0.45
Diluted Weighted average number of shares outstanding	224,986,014	342,756,528
Continuing operations	(0.97)	0.24
Discontinued operations	(0.02)	0.05
Diluted net (loss)/earnings per share	(0.99)	0.29

For the years ended December 31, 2022, the effects of all outstanding convertible preferred shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2022 as their effects would be anti-dilutive.

24. GAIN ON DISSOLUTION OF SUBSIDIARIES AND BRANCHES

The total gains on dissolution of subsidiaries and branches for the year ended December 31, 2022 and 2023 were RMB 16,010 and RMB 29,312. The dissolution of subsidiaries and branches does not represent a strategic shift, but rather an ordinary course of business. Subsidiaries and branches are set up to provide employee management services to cater to customers’ evolving needs and localization preferences and are dissolved when contracts end.

25. SUBSEQUENT EVENTS

On May 17, 2024, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Distoken Acquisition Corporation, a Cayman Islands exempted company (“Purchaser”), a Cayman Islands limited liability company, for the limited purpose of certain undertakings hereunder, Youlife Group Inc., a Cayman Islands exempted company (“Pubco”), Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“First Merger Sub”), , and Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Second Merger Sub”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement, (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco; and (b) Second Merger Sub will merge with and into Purchaser, with the Purchaser surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of Purchaser being converted into the right to receive substantially equivalent securities of Pubco.

26. COMMITMENT AND CONTINGENCIES

Commitment

(a) The Group had the following capital commitments at the end of the reporting period:

	Year ended 31 December
	2022	2023
	RMB	RMB
Contracted, but not provided for:
Property and equipment	30,908	-

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of December 31, 2023, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

27. DISCONTINUED OPERATIONS

The Group terminated the Contractual Agreement on January 1, 2024, stated in 2. SIGNIFICANT ACCOUNTING POLICIES, Principle of Consolidation.

The carrying amount of the major classes of assets and liabilities of discontinued operations as of December 31, 2023 and 2022 consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	USD
ASSETS OF DISCONTINUED OPERATION:
Current assets
Cash and bank equivalents	120,980	3,525	496
Trade receivables, net	12,229	15,190	2,140
Prepayments, other receivables and other assets, net	8,322	35,686	5,026
Total current assets of discontinued operation	141,531	54,401	7,662
Property and equipment, net	20,205	17,974	2,532
Other intangible assets, net	15,910	9,774	1,376
Goodwill	19,713	19,713	2,777
Other non-current assets	-	279	39
Total non current assets of discontinued operation	55,828	47,740	6,724
Total assets of discontinued operation	197,359	102,141	14,386

LIABILITIES OF DISCONTINUED OPERATION:
Current liabilities
Contract liabilities	1,022	488	69
Trade and bills payables	9,399	13,505	1,902
Other payables and accruals	171,161	58,114	8,185
Interest-bearing bank and other borrowings	3,000	-	-
Tax payable	1,150	477	67
Total current liabilities of discontinued operation	185,732	72,584	10,223
Deferred tax liability-Non-current	3,887	2,390	337
Total liabilities of discontinued operation	189,619	74,974	10,560

The summarized operating results of discontinued operations for the years of 2022 and 2023 ended at December 31, consist of the following:

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
Revenue	47,221	52,182	7,350
Cost of revenue	(23,170)	(26,364)	(3,714)
Gross profit	24,051	25,818	3,636

Selling and distribution expenses	(2,378)	(6,368)	(897)
Administrative expenses	(33,756)	(14,322)	(2,018)
Other income, net	2,616	10,972	1,546
Financial income, net	624	740	104
(LOSS)/PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	(8,843)	16,840	2,371

Income tax profit	2,623	934	132
Net (loss)/profit for the year from discontinued operations	(6,220)	17,774	2,503
Comprehensive income/(loss) for the year from discontinued operations	(6,220)	17,774	2,503

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (RESTATED)

(1) CONDENSED STATEMENTS OF FINANCIAL POSITION OF THE COMPANY

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and bank equivalents	19,297	523	74
Prepayments, other receivables and other assets	244,400	253,036	35,639
Total current assets	263,697	253,559	35,713
Investments in subsidiaries	329,331	389,559	54,868
Total non current assets	329,331	389,559	54,868
Total assets	593,028	643,118	90,581
Commitments and Contingencies
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 120,978,810 shares authorized as at December 31, 2022 and December 31, 2023; 120,978,810 shares issued and outstanding as at December 31, 2022 and December 31, 2023, respectively)	1,006,048	1,006,048	141,699
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 379,021,190 shares authorized as at December 31, 2022 and December 31, 2023; 221,777,718 shares issued and outstanding as at December 31, 2022 and December 31, 2023, respectively)	149	149	21
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	226,278	177,547	25,007
Statutory surplus reserve	8,253	9,217	1,298
Accumulated losses	(647,669)	(549,812)	(77,439)
Total deficit	(413,020)	(362,930)	(51,117)

(2) CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME OF THE COMPANY

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
Administrative expenses	(8,022)	(9,628)	(1,356)
Financial expense, net	3,027	(508)	(72)
Share of (loss)/income of subsidiaries	(88,528)	109,401	15,409
(LOSS)/PROFIT BEFORE TAX	(93,523)	99,265	13,981
Income tax profit (expenses)	-	(2)	-
Net (loss)/profit for the year	(93,523)	99,263	13,981
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-	-
Net profit attribute to ordinary shareholders	(223,534)	99,263	13,981
Comprehensive (loss)/income	(93,523)	99,263	13,981

Condensed Statements of Cash Flows

	For the year ended December 31,
	2022	2023
	RMB	RMB	USD
Net cash used in operating activities	(21,678)	(8,775)	(1,236)
Net cash generated from investing activities	-	-	-
Net cash generated from (used in) financing activities	6,478	(9,498)	(1,338)
Exchange rate effect on cash and cash equivalents	3,019	(501)	(71)
Net decrease in cash and cash equivalents	(12,181)	(18,774)	(2,644)
Cash and cash equivalents at beginning of the year	31,478	19,297	2,718
Cash and cash equivalents at end of the year	19,297	523	74

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries’ losses and incomes as “Share of (loss)/income of subsidiaries” on the condensed statements of comprehensive (loss)/income.

Under PRC rules and regulations, all subsidiaries of the Company in the PRC are required to appropriate 10% of their net income to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to this statutory surplus reserve must be made before distribution of dividends can be made. The statutory reserve is non-distributable, other than during liquidation, and can be used to fund previous years losses, if any, and may be converted into share capital by issuing new shares to existing shareholders in proportion to their shareholders or by increasing the par value of the shares currently outstanding, provided that the remaining balance of the statutory reserve after such issue is not less than 25% of the registered capital.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Youlife International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youlife International Holdings Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024 (the “Relevant Years”) and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC
We have served as the Company’s auditor since 2023.
Singapore
May 9, 2025

PCAOB ID# 6732

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	185,425	126,531	17,335
Accounts receivables, net	256,627	287,860	39,438
Prepayments and other receivables, net	188,961	248,494	34,044
Amounts due from a related party	978	-	-
Inventories, net	3,260	3,704	507
Current assets of discontinued operations	54,401	-	-
Total current assets	689,652	666,589	91,324
Property and equipment	160,747	147,303	20,180
Right-of-use assets	52,957	43,156	5,912
Intangible assets	12,009	9,986	1,368
Financial assets at fair value through profit or loss	105,629	-	-
Deferred tax assets	35,469	28,147	3,856
Other non-current assets	13,746	13,182	1,806
Non-current assets of discontinued operations	47,740	-	-
Total non-current assets	428,297	241,774	33,122
Total assets	1,117,949	908,363	124,446
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	39,281	19,991	2,739
Trade and bills payables	100,410	70,690	9,684
Other payables and accruals	160,353	141,888	19,439
Short-term borrowings	26,274	45,893	6,287
Lease liabilities	6,808	9,401	1,288
Tax payable	385	2,182	299
Current liabilities of discontinued operations	72,584	-	-
Total current liabilities	406,095	290,045	39,736
Lease liabilities-non current	39,697	27,902	3,823
Long-term borrowings	-	1,474	202
Non-current liabilities of discontinued operations	2,390	-	-
Total non-current liabilities	42,087	29,376	4,025
Total liabilities	448,182	319,421	43,761

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

Commitments and Contingencies
Mezzanine equity:
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 120,978,810 shares authorized as at December 31, 2023 and December 31, 2024; 120,978,810 shares issued and outstanding as at December 31, 2023 and December 31, 2024, respectively)	1,006,048	1,006,048	137,828
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 379,021,190 shares authorized as at December 31, 2023 and December 31, 2024; 221,777,718 shares issued and outstanding as at December 31, 2023 and December 31, 2024, respectively)	149	149	20
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	177,547	175,847	24,091
Statutory surplus reserve	9,217	9,367	1,283
Accumulated losses	(549,812)	(621,794)	(85,185)
Total Youlife International Holdings Inc. shareholders’ deficit	(362,930)	(436,462)	(59,795)
Non-controlling interests	26,649	19,356	2,652
Total shareholders’ deficit	(336,281)	(417,106)	(57,143)
Total liabilities, mezzanine equity and shareholders’ deficit	1,117,949	908,363	124,446

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Revenue	724,073	1,365,865	1,585,640	217,232
Cost of revenue	(596,928)	(1,165,446)	(1,356,511)	(185,841)
Gross profit	127,145	200,419	229,129	31,391
Operating expenses
Selling and distribution expenses	(70,073)	(91,688)	(51,867)	(7,106)
Administrative expenses	(209,868)	(115,367)	(126,705)	(17,359)
Research and development expenses	(16,695)	(12,285)	(10,017)	(1,372)
Total operating expenses	(296,636)	(219,340)	(188,589)	(25,837)
(Loss)/income from operations	(169,491)	(18,921)	40,540	5,554
Other income/(expense)
Fair value gains/(losses)	38,336	36,500	(21,248)	(2,911)
Other incomes	28,132	2,815	11,611	1,591
Other expenses	(3,977)	(2,220)	(422)	(58)
Gain/(loss) on dissolution of subsidiaries and branches	16,010	29,312	(8,820)	(1,208)
Loss from disposal of equity investment	-	-	(59,018)	(8,085)
Financial income/(expenses), net	18,446	1,530	(3,941)	(540)
Total other income/(expense), net	96,947	67,937	(81,838)	(11,211)
(LOSS)/PROFIT BEFORE TAX	(72,544)	49,016	(41,298)	(5,657)
Income tax (expenses)/benefits	(18,551)	30,256	(11,090)	(1,519)
Net profit/(loss) for the year from continuing operations	(91,095)	79,272	(52,388)	(7,176)
Net profit/(loss) from discontinued operations	(6,220)	17,774	-	-
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-	-	-
Net profit/(loss) attribute to non-controlling interests	(3,792)	(2,217)	(12)	(2)
Net profit/(loss) attribute to ordinary shareholders	(223,534)	99,263	(52,376)	(7,174)
Net earnings/(loss) per share:
Basic and diluted
Continuing operations	(0.97)	0.37	(0.24)	(0.03)
Discontinued operations	(0.02)	0.08	-	-
Basic net earnings/(loss) per share	(0.99)	0.45	(0.24)	(0.03)
Continuing operations	(0.97)	0.24	(0.24)	(0.03)
Discontinued operations	(0.02)	0.05	-	-
Diluted net earnings/(loss) per share	(0.99)	0.29	(0.24)	(0.03)
Shares used in net earnings per share computation
Basic	224,986,014	221,777,718	221,777,718	221,777,718
Diluted	224,986,014	342,756,528	221,777,718	221,777,718
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(97,315)	97,046	(52,388)	(7,176)
Comprehensive loss attribute to non-controlling interest	(3,792)	(2,217)	(12)	(2)
Comprehensive (loss)/income attribute to ordinary shareholders	(93,523)	99,263	(52,376)	(7,174)

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares
	Number of shares	Amount	Treasury shares	Additional Paid-in capital	Statutory Surplus reserve	Accumulated losses	Total	Non-controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	225,627,673	152	(32)	74,008	7,614	(423,496)	(341,754)	33,288	(308,466)
Loss for the year	-	-	-		-	(93,523)	(93,523)	(3,792)	(97,315)
Total comprehensive loss for the year	-	-	-		-	(93,523)	(93,523)	(3,792)	(97,315)
Deemed dividend to Series C preferred shareholders at extinguishment of Series C Preferred Shares	-	-	-	130,011	-	(130,011)	-	-	-
Surrender of ordinary shares	(3,849,955)	(3)	-		-	-	(3)	-	(3)
Capital contribution from non-controlling shareholders	-	-	-	1,449	-	-	1,449	2,085	3,534
Share-based payment	-	-	1	20,810	-	-	20,811	-	20,811
Dividends paid to non-controlling shareholders, and dissolution of subsidiaries and branches	-	-	-		-	-	-	(2,990)	(2,990)
Transfer from retained profits	-	-	-		639	(639)	-	-	-
Balance as of December 31, 2022	221,777,718	149	(31)	226,278	8,253	(647,669)	(413,020)	28,591	(384,429)

	Attributable to owners of the parent
	Ordinary shares
	Number of shares	Amount	Treasury shares	Additional paid-in capital	Statutory surplus reserve	Accumulated losses	Total	Non-controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	221,777,718	149	(31)	226,278	8,253	(647,669)	(413,020)	28,591	(384,429)
Profit/(loss) for the year	-	-	-	-	-	99,263	99,263	(2,217)	97,046
Total comprehensive loss for the year	-	-	-	-	-	99,263	99,263	(2,217)	97,046
Waiver of receivables from founder	-	-	-	(48,731)	-		(48,731)	-	(48,731)
Dividends paid to non-controlling shareholders, and dissolution of subsidiaries and branches	-	-	-	-	(442)	-	(442)	275	(167)
Transfer from retained profits	-	-	-		1,406	(1,406)	-	-	-
Balance as of December 31, 2023	221,777,718	149	(31)	177,547	9,217	(549,812)	(362,930)	26,649	(336,281)

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares			Additional	Statutory			Non-
	Number of shares	Amount	Treasury shares	paid-in capital	surplus reserve	Accumulated losses	Total	controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	221,777,718	149	(31)	177,547	9,217	(549,812)	(362,930)	26,649	(336,281)
Loss for the year	-	-	-	-	-	(52,376)	(52,376)	(12)	(52,388)
Total comprehensive loss for the year	-	-	-	-	-	(52,376)	(52,376)	(12)	(52,388)
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	(1,269)	(1,269)
Transfer from retained profits	-	-	-	-	1,330	(1,330)	-	-	-
Disposal of discontinued operations(1)	-	-	-	(1,700)	(1,180)	(18,276)	(21,156)	(6,012)	(27,168)
Balance as of December 31, 2024	221,777,718	149	(31)	175,847	9,367	(621,794)	(436,462)	19,356	(417,106)
Balance as of December 31, 2024 in USD	221,777,718	20	(4)	24,091	1,283	(85,185)	(59,795)	2,652	(57,143)

(1)	On June 29, 2022, Shanghai Youerlan Information Technology Co., Ltd.(“Shanghai Youerlan”) entered into the contractual arrangements with Shanghai Youzhilan Education Technology Co., Ltd. (“Shanghai Youzhilan”)and its registered shareholders, pursuant to which, Shanghai Youerlan has acquired effective control over the financial and operational policies of Shanghai Youzhilan and its subsidiaries and Jiangsu Youlan Network Technology Co., Ltd. and its subsidiaries (collectively, “PRC Technology Entities”), and has become entitled to all the relevant economic benefits derived from their operations. The Group terminated the contractual agreement on January 1, 2024, and PRC Technology Entities were accounted for as discontinued operations under U.S. GAAP. in accordance with ASC 205-20-45 in the financial statements for the year ended December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss)	(97,315)	97,046	(52,388)	(7,176)
Net profit from discontinued operations	(6,220)	17,774	-
Net profit/(loss) from continuing operations	(91,095)	79,272	(52,388)	(7,176)
Adjustments for:
Depreciation of items of property and equipment	3,842	8,317	10,070	1,380
Amortization of right-of-use assets	13,462	15,296	14,802	2,028
Amortization of other intangible assets	1,200	3,263	1,793	246
(Gain)/loss on dissolution of subsidiaries and branches	(16,010)	(29,312)	8,820	1,208
Fair value (gains)/losses from financial assets at fair value through profit or loss	(38,336)	(36,500)	21,248	2,911
Loss arising from lease termination	2,180	-	-	-
(Reversal)/provision for credit loss of trade receivables	26,246	(2,371)	1,827	250
Reversal of credit loss of other receivables	41,254	(9,590)	(1,637)	(224)
Foreign exchange differences, net	(17,039)	(3,783)	(24)	(3)
Share-based payment expense	20,811	-	-	-
Loss from disposal of equity investment	-	-	59,018	8,085
Changes in operating assets and liabilities:
Increase in accounts receivables	(15,261)	(140,792)	(27,216)	(3,729)
Increase in prepayments, other receivables and other assets	48,474	(2,493)	(7,551)	(1,034)
Decrease/(increase) in inventories	(8,301)	5,039	(444)	(61)
(Increase)/decrease in deferred tax assets, net	-	(35,469)	7,322	1,003
Increase/(decrease) in contract liabilities	749	36,583	(19,290)	(2,643)
Increase/(decrease) in accounts payables	16,396	64,728	(31,952)	(4,377)
Increase in other payables and accruals	(30,618)	82,363	29,440	4,033
(Decrease)/increase in tax payable	(7,628)	(15,077)	1,627	223
Increase in right-of-use assets	(20,120)	(1,091)	-	-
Decrease in lease liabilities	(7,358)	(8,105)	(9,202)	(1,261)
Net cash flows generated from operating activities from continuing operations	(77,152)	10,278	6,263	859
Net cash flows generated from operating activities from discontinued operations	59,894	1,223	-	-
Total Net cash flows generated from operating activities	(17,258)	11,501	6,263	859

YOULIFE INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of items of property and equipment	(10,630)	(94,652)	(1,126)	(154)
Purchases of items of intangible assets	(3,807)	(8,675)	(116)	(16)
Purchases of items of other non-current assets	(51,307)	-	-	-
Net cash paid for business acquisitions	-	-	(9,634)	(1,320)
Short-term investment	18,770	84,230	-
Net cash flows used in investing activities from continuing operations	(46,974)	(19,097)	(10,876)	(1,490)
Net cash flows used in investing activities from discontinued operations	(4,700)	(3,508)	-	-
Total Net cash flows used in investing activities	(51,674)	(22,605)	(10,876)	(1,490)
CASH FLOWS USED IN FINANCING ACTIVITIES
Capital contribution from non-controlling shareholders	2,085	-	-	-
Proceeds from issuance of convertible redeemable preferred shares	14,499	-	-	-
Payment for listing expenses	(22,315)	(46,442)	(14,069)	(1,927)
Dividends paid to non-controlling interests	(2,990)	-	(1,269)	(174)
New bank and other borrowings	-	35,274	45,061	6,173
Repayment of bank and other borrowings	(32,000)	(9,000)	(25,474)	(3,490)
Repayment of advances from third parties	-	(96,500)	(58,554)	(8,022)
Net cash flows used in financing activities from continuing operations	(40,721)	(116,668)	(54,305)	(7,440)
Net cash flows generated used in financing activities from discontinued operations	58,342	(115,170)	-	-
Total Net cash flows generated used in financing activities	17,621	(231,838)	(54,305)	(7,440)
Net decrease in cash and cash equivalents from continuing operations	(164,847)	(125,487)	(58,918)	(8,071)
Net increase/(decrease) in cash and cash equivalents from discontinued operations	113,536	(117,455)	-	-
Effect of foreign exchange rate changes, net	3,989	2,931	24	3
Cash and cash equivalents at beginning of year from continuing operations	468,838	307,981	185,425	25,403
Cash and cash equivalents at beginning of the year from discontinued operations	7,445	120,980	3,525	483
Less: cash and cash equivalents at beginning of the year from discontinued operations			(3,525)	(483)
Cash and cash equivalents at end of year	428,961	188,950	126,531	17,335
Less: cash and cash equivalents at end of the year from discontinued operations	120,980	3,525	-	-
Cash and cash equivalents at end of the year from continuing operations	307,981	185,425	126,531	17,335
Supplemental disclosures of cash flow information:
Income taxes paid	24,311	9,467	5,939	814
Interest received	5,155	127	431	59

YOULIFE INTERNATIONAL HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Youlife International Holdings Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on 26 February 2019. The registered office of the Company is located at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

The Company is an investment holding company. During the Relevant Years, the Company’s subsidiaries were principally engaged in the provision of vocational education services, human resources (“HR”) recruitment services, employee management services and market services in the People’s Republic of China (the “PRC”).

The Company and its subsidiaries now comprising the Group underwent the Reorganization. Apart from the Reorganization, the Company has not commenced any business or operation since its incorporation.

The largest shareholder of the Company is Youtch Investment Co., Ltd, which was incorporated in the British Virgin Islands and is indirectly controlled by Mr. Wang Yunlei since its incorporation on 15 July 2020.

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies (or, if incorporated outside Hong Kong, have substantially similar characteristics to a private company incorporated in Hong Kong), in the opinion of the directors, principally affected the results for the Relevant Years or formed a substantial portion of the net assets of the Group.

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Youerlan Information Technology Co., Ltd. (“Shanghai Youerlan”)	July 10, 2014	PRC	100%	Provision of employee management service, HR recruitment service
Wuhu Lanfu Internet Technology Co., Ltd.	December 13, 2019	PRC	100%	Provision of employee management service, HR recruitment service
Hubei Youlife External Service Information Technology Co., Ltd.	August 25, 2020	PRC	100%	Provision of employee management service, HR recruitment service
Shanghai Lanyu Cloud Software Development Co., Ltd.	December 8, 2023	PRC	100%	Provision of market service
Anqing Tongcai Property Management Co., Ltd.	January 12, 2023	PRC	100%	Provision of employee management service, HR recruitment service
Zhejiang Youlan international Holding Co., Ltd.	April 4, 2023	PRC	100%	Provision of employee management service, HR recruitment service
Youlife Technology Limited	March 27, 2019	Hong Kong	100%	Investment holding

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Going concern consideration

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, the Group has the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group recorded net losses of RMB52,388 for the year ended December 31, 2024. As of December 31, 2024, the Group had a shareholders’ deficit of RMB417,106. Net decrease in cash and cash equivalents from continuing operations were RMB58,918. Although these conditions may raise substantial doubts about the Group’s ability to continue as a going concern, the Group has net current assets of RMB376,544 as of December 31,2024 and the Group plans to address its need for capital fund through mitigation plans including: 1) enlarging our business to increase the cash inflow from operating activities; 2) pursuing to obtain financial support from credit facilities and equity financing.

On May 17, 2024, the Group entered into a Business Combination Agreement with Distoken Acquisition Corporation, a Cayman Islands exempted company listed on NASDAQ as a special purpose acquisition company.

The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the Consolidated Financial Statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Fair value measurement

The Group measures its financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, if market participants act in their best economic interest.

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing recoverable amount, the estimated future cash flows are undiscounted expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. An impairment loss is charged to the profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the Company allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity, and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and fair value measurement of convertible redeemable preferred shares and unlisted equity investments. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2024.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 7.2993) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, on-demand deposits.

Accounts receivable

Accounts receivable are recognized and carried at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Prepayments and other receivables

They are recognized at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Property and equipment

Property and equipment, is stated at historical cost less accumulated depreciation and impairment, if any, and is depreciated using straight-line method over the following useful lives. The residual rate is determined based on the economic value of the asset at the end of the estimated useful lives as a percentage of the original cost. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property, plant and equipment should be assessed, including, among others, a significant decrease in market value, a significant change in the business climate in a particular market, or a current period operating or cash flow loss combined with historical losses or projected future losses. When such events or changes in circumstances are present and a recoverability test is performed, we estimate the future cash flows expected to result from the use of the asset or asset group and its eventual disposition. These estimated future cash flows are consistent with those we use in our internal planning. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment charge. The impairment charge recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. We may use a variety of methodologies to determine the fair value of property, plant and equipment, including appraisals and discounted cash flow models. These appraisals and models include assumptions we believe are consistent with those a market participant would use.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Electronic equipment	33%
Office equipment	20%
Motor vehicles	25%
Leasehold improvements	Over the shorter of the lease terms and estimated useful lives

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of the acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Software

Software is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 3 to 10 years.

Customer relationship

Customer relationship is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 2 to 10 years.

Trademark

Trademark is stated at cost less any impairment losses and is amortized on the straight-line basis over its estimated useful life of 10 years.

Leases

The Group follows ASC Topic 842, Leases. The Group leases office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accredited on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a) Vocational education services

The Group provides vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, the Group agrees the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, the Group recognizes the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by the Group.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b) HR recruitment services

The Group provides HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c) Employee management services

The Group provides employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, the Group charged service fees in respect of the labor outsourcing services on a lump sum basis. The Group acts as principal and is primarily responsible for providing the labor outsourcing services to customers. The Group recognizes the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. The Group recognizes the labor outsourcing services fee received or receivable as its revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by the Group.

For labor dispatch services, the Group acts as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the Group does not control employee’s labor services; therefore, the Group’s labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by the Group, while the labor costs paid to the employees are recorded to net off revenue.

The Group’s other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d) Market services

The Group provides market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Selling and marketing Expenses

Selling and marketing expenses consist primarily of payroll, advertising and promotion expenses for marketing and business development. They are expensed as incurred.

Administrative Expenses

Administrative expenses consist of payroll, rental, expenses for employees involved in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation and amortization, professional fees and other general corporate related expenses.

Other (expense)/ incomes, net

Other incomes mainly consist of non-operating income and gains, such as government grants, proceeds of interest from maturities of short-term investments, fair value gains or losses, loss from disposal of equity investment and gain or loss on dissolution of subsidiaries and branches. Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss.

Income tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (’‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

Segment reporting

The Group’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors of the Company that make strategic decisions. As a result of this evaluation, the Group determined that it has operating segments as follows:

(a)	the vocational education segment engages in the provision of vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services and vocational training services;

(b)	the HR recruitment segment engages in the provision of HR recruitment services regarding blue-collar talent to customers;

(c)	the employee management segment engages in the provision of labor outsourcing services, labor dispatch services and others;

(d)	the market service segment engages in the provision of value-added services.

The chief operating decision-maker monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment revenue and segment results which is measured based on gross profit of the respective segment. No analysis of segment assets and liabilities is presented as management does not regularly review such information for the purposes of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

	For the Year Ended December 31, 2022
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	65,709	104,896	525,101	28,367	724,073
Cost of revenue	(32,524)	(51,408)	(497,808)	(15,188)	(596,928)
Gross profit	33,185	53,488	27,293	13,179	127,145
Gross profit %	50.5	51.0	5.2	46.5	17.6

	For the Year Ended December 31, 2022
	Discontinued operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	2,954	6,095	38,172	-	47,221
Cost of revenue	(1,844)	(77)	(21,249)	-	(23,170)
Gross profit	1,110	6,018	16,923	-	24,051
Gross profit %	37.6	98.7	44.3	-	50.9

	For the Year Ended December 31, 2023
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	146,372	61,665	1,029,360	128,468	1,365,865
Cost of revenue	(103,708)	(11,385)	(946,543)	(103,810)	(1,165,446)
Gross profit	42,664	50,280	82,817	24,658	200,419
Gross profit %	29.1	81.5	8.0	19.2	14.7

	For the Year Ended December 31, 2023
	Discontinued operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	32,659	13,814	4,477	1,232	52,182
Cost of revenue	(20,758)	(752)	(4,854)	-	(26,364)
Gross profit	11,901	13,062	(377)	1,232	25,818
Gross profit %	36.4	94.6	(8.4)	100.0	49.5

	For the Year Ended December 31, 2024
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB	USD
Segment revenue
Sales to external customers	50,029	24,237	1,382,580	128,794	1,585,640	217,232
Cost of revenue	(25,856)	(10,781)	(1,220,725)	(99,149)	(1,356,511)	(185,841)
Gross profit	24,173	13,456	161,855	29,645	229,129	31,391
Gross profit %	48.3	55.5	11.7	23.0	14.5	14.5

Geographical information

More than 95% of the Group’s revenues for the year ended December 31, 2022, 2023 and 2024 were generated from the PRC. As of December 31, 2022, 2023 and 2024, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Information about major customers

No revenue from sales to a single customer or a group of customers under common control accounted for 10% or more of the Group’s revenue for the year ended December 31, 2022, 2023 and 2024.

Significant risks and uncertainties

The Group’s principal financial instruments comprise lease liabilities, interest-bearing bank and other borrowings, and cash and bank balances. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

1) Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since it usually recognizes revenues and purchases in RMB. At the same time, the Group is not exposed to translational foreign currency risk since most operating subsidiaries are in the PRC, which has RMB as the functional currency.

2) Credit Risk

The carrying amounts of cash and bank balances, trade receivables, financial assets included in prepayments, other receivables and other assets, and financial assets included in other non-current assets included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk in relation to its financial assets as at 31 December 2022 and 2023. The Group classifies financial instruments based on shared credit risk characteristics, such as instrument types and credit risk ratings for the purpose of determining significant increases in credit risk and calculation of impairment.

Cash and cash balances

As of December 31, 2022, 2023 and 2024, all cash and bank balances were deposited in high-credit-quality financial institutions without significant credit risk. These financial assets were not yet past due, and their credit exposure is classified as stage 1.

Account receivable

To manage the risk arising from trade receivables, the Group has policies in place to ensure that credit terms are made only to counterparties with an appropriate credit history and management performs ongoing credit evaluations of the Group’s counterparties. The credit period granted to the customers is generally within 30 days to 90 days and the credit quality of these customers is assessed, considering their financial position, experience and other factors. The Group also has other monitoring procedures to ensure that follow-up action is taken to recover overdue receivables. In addition, the Group reviews regularly the recoverable amount of trade receivables to ensure that adequate impairment losses are made. The Group has no significant concentrations of credit risk, with exposure spread over many counterparties and customers.

The Group applies the simplified approach to provide for ECLs, which permits the use of the lifetime expected loss provision for all trade receivables. The expected credit losses also incorporate forward-looking information based on key economic variables such as inflation rate.

Other receivables

Management makes periodic collective assessments for other receivables as well as individual assessment on the recoverability of other receivables based on historical settlement records and experience. The Group recognized allowance for these financial assets based on lifetime ECLs and adjusted for forward-looking macroeconomic data.

(3) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance for continuity of funding to finance its working capital needs as well as capital expenditure.

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. In February 2020 the FASB issued ASU 2020-02 which updated SEC Staff Accounting Bulletin No. 119 providing interpretive guidance on methodology and supporting documentation for measuring credit losses. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740) — Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) — Simplifying the accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is effective for the Group on July 1, 2023 and the Group does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Group on December 15, 2023 and the Group is in the process determine the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process determine the impact of the adoption of this standard on its consolidated financial statements.

3. ACCOUNTS RECEIVABLES, NET

	As of December 31,
	2023	2024
	RMB	RMB	USD
Accounts receivable	292,579	310,449	42,532
Less: allowance for credit loss	(20,762)	(22,589)	(3,094)
Accounts receivable, net	271,817	287,860	39,438
Less: accounts receivable, net of the discontinued operations	(15,190)	-	-
Accounts receivable, net of the continuing operations	256,627	287,860	39,438

Movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Beginning balance	27,738	20,762	2,924
Exchange difference of beginning balance	-	-	(80)
Charge to (reversal of) expense	(2,371)	1,827	250
Less: dissolution of subsidiaries and branches	(4,605)	-	-
Ending balance	20,762	22,589	3,094

4. PREPAYMENTS AND OTHER RECEIVABLES, NET

	As of December 31,
	2023	2024
	RMB	RMB	USD

Other receivables	188,154	189,066	25,902
Less: allowance for credit loss of other receivables	(42,683)	(28,565)	(3,913)
Prepayments	72,414	72,904	9,988
Deductible input VAT	-	7,565	1,036
Deposits	6,762	7,524	1,031
Prepayment, other receivables and other assets, net	224,647	248,494	34,044
Less: balances net of the discontinued operations	(35,686)	-	-
Prepayment, other receivables other, net of the continued operations	188,961	248,494	34,044

Movement of allowance for credit loss is as follows:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Beginning balance	57,146	42,683	6,012
Exchange difference of beginning balance	-	-	(164)
Reversal of expense	(13,001)	(1,637)	(224)
Less: disposal of discontinued operations	-	(12,481)	(1,710)
Less: dissolution of subsidiaries and branches	(1,462)	-	-
Ending balance	42,683	28,565	3,913

5. INVENTORIES

	As of December 31,
	2023	2024
	RMB	RMB	USD
Finished Goods	3,260	3,704	507

Inventories, finished goods as retail goods, are accounted for using the first-in-first-out cost method and are valued at the lower of cost and net realizable value. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

No impairment provision made as the carrying amounts of inventories are higher than the net realizable value.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Buildings	6,500	-	-
Leasehold improvement	165,917	145,720	19,964
Furniture and office equipment	17,944	2,182	299
Electronic equipment	15,633	9,893	1,355
Vehicles	3,072	2,696	369
Less: accumulated depreciation	(30,345)	(13,188)	(1,807)
Property and equipment, net	178,721	147,303	20,180
Less: net carrying amount of the discontinued operations	(17,974)	-	-
Net carrying amount of the continued operations	160,747	147,303	20,180

Depreciation of property and equipment was RMB13,777 and RMB8,842 for the years ended December 31, 2023 and 2024, respectively.

7. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the year ended December 31, 2023 and 2024 was RMB19,990 and RMB18,254, comprised of operating lease expenses of RMB17,472 and RMB16,847, and short-term lease expenses of RMB2,518 and RMB1,407 respectively.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Operating lease right-of-use assets	52,957	43,156	5,912
Lease liabilities – current	6,808	9,401	1,288
Lease liabilities – non-current	39,697	27,902	3,823
Total operating lease liabilities	46,505	37,303	5,111

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024

Weighted average remaining lease term (years)	5.20	5.87
Weighted average discount rate	4.78%	4.77%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As of December 31, 2024
	RMB	USD
2025	11,042	1,514
2026	6,998	959
2027	5,944	814
2028	5,284	724
2029 and after	13,755	1,884
Total undiscounted cashflows	43,023	5,895
Less: imputed interest	(5,720)	(784)
Present value of lease liabilities	37,303	5,111

8. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	USD
As of December 31:
Systems software	16,251	15,228	2,086
Customer relationship	10,240	-	-
Trademark	12,917	132	18
Less: accumulated amortization	(17,625)	(5,374)	(736)
Intangible assets, net	21,783	9,986	1,368
Less: net carrying amount of the discontinued operations	(9,774)	-	-
Net carrying amount of the continued operations	12,009	9,986	1,368

Amortization of intangible assets was RMB8,103 and RMB1,793 for the years ended December 31, 2023 and 2024, respectively.

9. GOODWILL

	As of December 31,
	2023	2024
	RMB	RMB	USD
Net carrying amount as at the beginning of the year	19,713	19,713	2,777
Exchange difference of beginning balance			(76)
Less: impairment provided during the year	-	-	-
Net carrying amount as at the end of the year	19,713	19,713	2,701
Less: net carrying amount of the discontinued operation	(19,713)	(19,713)	(2,701)
Net carrying amount of the continuing operations	-	-	-

The Group completed its annual goodwill impairment analysis for the years ended December 31, 2023, and no impairment charges were recorded.

10. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2023	2024
	RMB	RMB	USD
Unlisted equity investment-Chengdu Fish Bubble Technology Co., Ltd. (Chengdu Fish Bubble)	105,629	-	-

The above unlisted equity investment was classified as financial assets at fair value through profit or loss as the Group has not selected to recognize the fair value gain or loss through other comprehensive income. Pursuant to the share transfer agreement dated October 15, 2024, the Group disposed all its equity interest in Chengdu Fish Bubble for a cash consideration of RMB25,363 in total.

11. OTHER NON-CURRENT ASSETS

	As of December 31,
	2023	2024
	RMB	RMB	USD
Long-term deposits and deferred expenses	544	-	-
Long-term prepayment for service fee	13,481	13,182	1,806
Other non-current assets	14,025	13,182	1,806
Less: other non-current assets of the discontinued operations	(279)	-	-
Other non-current assets of the continued operations	13,746	13,182	1,806

The long-term prepayment for service fee represented the advance payment made for catering services of vocational education and will subsequently be charged to profit or loss as service fee expenses for catering services over the cooperation period with vocational education schools.

12. ACCOUNTS PAYABLES

	As of December 31,
	2023	2024
	RMB	RMB	USD
Accounts payables	113,915	70,690	9,684
Total	113,915	70,690	9,684
Less: trade and bills payables of the discontinued operations	(13,505)	-	-
Trade and bills payables of the continued operations	100,410	70,690	9,684

13. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB	USD
Deposits received	7,817	-	-
Payroll and welfare payables	139,592	128,521	17,608
Other liabilities	71,058	13,367	1,831
Total	218,467	141,888	19,439
Less: other payables and accrued liabilities of the discontinued operations	(58,114)	-	-
Other payables and accrued liabilities of the continued operations	160,353	141,888	19,439

14. BORROWINGS

	As of December 31,
	2023	2024
	RMB	RMB	USD
CURRENT
Bank borrowings – unsecured	26,274	43,005	5,892
Long-term borrowing – secured, current portion	-	2,888	395
Subtotal	26,274	45,893	6,287

NON-CURRENT
Long-term borrowing – secured	-	1,474	202
Subtotal	-	1,474	202

Total	26,274	47,367	6,489

Effective interest rate range of bank borrowings was 3.65% to 4.20% as of December 31, 2024.

The Group’s long-term borrowing was secured by the Group’s property and equipment. Effective interest rate range of long-term borrowing was 6.04% as of December 31, 2024. The maturity dates of the long-term borrowing are from October 2025 to September 2026.

15. REVENUES

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Vocational education services	68,663	179,031	50,029	6,854
Employee management services	563,273	1,033,837	1,382,580	189,413
HR recruitment services	110,991	75,479	24,237	3,320
Market Services	28,367	129,700	128,794	17,645
Revenues	771,294	1,418,047	1,585,640	217,232
Less: revenues from the discontinued operations	(47,221)	(52,182)	-	-
Revenues from the continuing operations	724,073	1,365,865	1,585,640	217,232

16. FAIR VALUE MEASURMENT

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
For the Year Ended December 31, 2023	RMB	RMB	RMB
Financial assets at fair value through
Fair value gains from financial assets at fair value through profit or loss-Chengdu Fish Bubble Technology Co, Ltd., net	-	-	36,500

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
For the Year Ended December 31, 2024	RMB	RMB	RMB	USD
Financial assets at fair value through
Fair value gains from financial assets at fair value through profit or loss-Chengdu Fish Bubble Technology Co, Ltd., net	-	-	(21,248)	(2,911)

The movements of financial assets at fair value through profit or loss are set out as below:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
At the beginning of year	30,793	69,129	105,629	14,877
Exchange difference of beginning balance	-	-	-	(406)
Total gains recognized in profit or loss	38,336	36,500	(21,248)	(2,911)
Disposals	-	-	(84,381)	(11,560)
At the end of year	69,129	105,629	-	-

The fair values of the unlisted equity investments included in the financial assets at fair value through profit or loss have been estimated using the option-pricing method based on assumptions that are not supported by observable market prices or rates. Management has estimated the potential effect of using reasonably possible alternatives as inputs to the valuation model. The following table lists the inputs to the model used:

	As of December 31,
	2023	2024
	%	%
Risk-free interest rate	4.23%	4.48%
Discounts for lack of marketability	6%-23%	5%-22%

17. TAXATION

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed. The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders. The Group’s subsidiaries incorporated in Hong Kong are not liable for income tax as they did not have any assessable profits arising in Hong Kong during the Relevant Periods.

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC Subsidiaries for the Relevant Periods. Certain of the Group’s PRC Subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 5% during 2023 and 2024, respectively. Certain of the Group’s PRC Subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2023 and 2024. Such qualifications are subject to review by the relevant tax authority in the PRC for every three years.

The income tax expense of the Group for the Relevant Periods is analysed as follows:

	For the Year Ended 31 December,
	2022	2023	2024
	RMB	RMB	RMB	USD
Current tax:
PRC corporate income tax	17,101	5,776	3,767	516
Deferred tax liabilities	(1,173)	(1,497)	-	-
Deferred tax assets, net	-	(35,469)	7,323	1,003
Total income tax expense/(benefit)	15,928	(31,190)	11,090	1,519
Less: income tax expenses from the discontinued operations	2,623	934	-	-
Income tax income tax expense/(benefit) from the continuing operations	18,551	(30,256)	11,090	1,519

A reconciliation of tax expense applicable to profit before tax at the statutory rate for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the income tax expense at the effective income tax rate for each of the Relevant Periods is as follows:

	For the Year Ended 31 December,
	2022	2023	2024
	RMB	RMB	RMB	USD
(Loss)/profit before tax	(81,387)	65,856	(40,070)	(5,488)
Tax at the statutory tax rate (25%)	(20,347)	16,464	(10,018)	(1,372)
Impact of preferential tax rates	4,892	1,836	13,190	1,807
Non-taxable income	(19,633)	(8,912)	(822)	(113)
Non-deductible expense	1,098	622	605	83
Research and development super-deduction	(12,521)	(12,254)	(2,504)	(343)
Loss from equity investment	-	-	13,244	1,814
Change of valuation allowance	62,439	(28,946)	(2,605)	(357)
Income tax expense/(benefit)	15,928	(31,190)	11,090	1,519

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	USD
Deferred tax assets:
Accrued expense and other current liabilities	15,982	-	-
Bad debt provision	15,208	12,788	1,752
Lease liabilities	11,626	9,326	1,278
Net operating loss carry forwards	66,625	57,345	7,856
Total gross deferred tax assets	109,441	79,459	10,886
Valuation allowance on deferred tax assets	(60,732)	(40,523)	(5,552)
Deferred tax assets, net of valuation allowance	48,709	38,936	5,334
Deferred tax (liabilities)-non current:
Right-of-use assets	(13,240)	(10,789)	(1,478)
Intangible assets	(2,390)	-	-
Total deferred tax (liabilities)	(15,630)	(10,789)	(1,478)

As of December 31, 2024, there was no significant unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

18. RELATED PARTY BALANCES AND TRANSACTIONS

(1) The Group had no significant related party transactions with related parties.

(2) Outstanding balances with related parties

	As of December 31,
	2023	2024
	RMB	RMB	USD

Non-trade related
Companies controlled by a main shareholder of the Company	978	-	-

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series C Preferred Shares

On 22 July 2020, Shanghai Youerlan and series C onshore investors (“Series C Onshore Investors”) entered into a share subscription agreement whereby the Series C Onshore Investors made a total investment of RMB212,742 (“Series C Onshore Financing”) for 35,333,335 ordinary shares in Shanghai Youerlan. All Series C Onshore Financing were received in 2020.

On 24 July 2020, the Company and series C offshore investors (“Series C Offshore Investors”) entered into a share subscription agreement whereby the Series C Offshore Investors made a total investment of RMB169,705 (“Series C Offshore Financing”) for 24,380,586 Series C offshore preferred shares in the Company. All Series C Offshore Financing were received in 2020.

Series C+ Preferred Shares

On 14 May 2021, the Company and series C+ investors (“Series C+ Investors”) entered into a share subscription agreement whereby the Series C+ Investors made a total investment of RMB429,765 (“Series C+ Financing”) for 43,579,123 Series C+ preferred shares in the Company. All Series C+ Financing were received in 2022.

On 7 July 2021, the Company issued 30,000,000 convertible notes with a nominal value of US$30,000 and was converted to 17,685,766 Series C+ preferred shares of RMB 193,836 on 4 November 2021.

Series C Preferred Shares and Series C+ Preferred Phares are collectively referred to as the “Preferred Shares”.

A summary of the shares authorized, issued and outstanding is as follows:

	As of December 31,
	2023	2024

Authorized:
Number of Series C preferred share of US$0.0001 each	59,713,921	59,713,921

Number of Series C+ preferred share of US$0.0001 each	61,264,889	61,264,889

	As of December 31,
	2023	2024
	RMB	RMB
Issued and fully paid:
Number of Series C preferred share of US$0.0001 each	59,713,921	59,713,921
Nominal value of preferred shares (RMB)	41,685	41,685

Number of Series C+ preferred share of US$0.0001 each	61,264,889	61,264,889
Nominal value of preferred shares (RMB)	39,573	39,573

The rights, preferences and privileges of the Preferred Shares are as follows:

(a) Conversion right

Each preferred share shall be convertible, at the option of the preferred shareholders (“Holders”) thereof, at any time after the date of issuance, and without the payment of any additional consideration by the Holder thereof, into such number of fully paid ordinary shares as is determined by dividing the applicable deemed original issue price for such series of Preferred Shares by the conversion price for such series of Preferred Shares in effect (“Conversion Price”) at the time of conversion. The initial conversion ratio is 1:1, subject to adjustment in the event of share dividends, share splits and other events as specified in the Company’s articles of association, provided that the conversion price shall not be less than the par value of the ordinary shares.

Each Preferred Share shall be automatically converted into ordinary shares at the then effective conversion price upon the closing of an underwritten public offering or the listing of the ordinary shares of the Company in a recognized international securities exchange or foreign securities exchange as approved by the shareholders’ meeting or the Board of the Company, with the implied market capitalization of the Company prior to such public offering shall be no less than RMB5,000 million or equivalent U.S. dollars (the “Qualified IPO”).

No fractional ordinary share shall be issued upon conversion of the Preferred Shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of Preferred Shares.

(b) Redemption right

The redemption rights of the Preferred Shares were removed on October 18, 2022, upon Series C investors’ and Series C+ investors’ signing of the amended and restated shareholders agreement dated October 18, 2022. Prior to the removal, the holders of Series C and Series C+ Preferred Shares shall have redemption rights upon the occurrence of any of the following events: (i) the Company has not consummated a Qualified Initial Public Offering before June 30, 2023; (ii) there is any material breach by the Founder or the Founder Holding Company under the Transaction Documents or any circumstances that seriously harm the interests of the Group Companies by the Founder or by the Founder Holding Company. The redemption price was determined at an amount equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of ten percent (10%) per annum accrued on the issuance price during the period from the issuance date to the redemption payment date.

(c) Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any of the following events: (i) change in the control of the Group through merger, acquisition or other types of transactions of the Group, that is, the shareholders who hold all the equity interest of the Group prior to such transaction hold less than fifty percent (50%) of the voting rights of the surviving entity or lose control of the Group after such transaction, or the actual controller(s) change in control of the Group; (ii) all or substantially all of the assets, business or goodwill held by the Group are sold, mortgaged or disposed of in any manner; and (iii) all or substantially all of the intellectual property rights held by the Group are sold or exclusively licensed to a third party, mortgaged or disposed of in any manner (“Deemed Liquidation Event”) that shall be distributed to holders of Preferred Shares in the sequence below:

If, upon any such liquidation, distribution, winding up or Deemed Liquidation Event of the Company, the assets of the Company shall be insufficient to pay the holders of Series C+ preferred shares in full on all Series C+ preferred shares, then such assets shall be distributed among the holders of Series C+ preferred shares, in proportion to the full amounts to which they would otherwise be respectively entitled thereon. If the remaining assets of the Company after the distribution or payment of holders of Series C+ preferred shares shall be insufficient to pay the holders of Series C preferred shares in full on all Series C preferred shares, then such remaining assets shall be distributed among the holders of Series C preferred shares, in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

After distribution or payment in full of the Series C Preference Amount and the Series C+ Preference Amount, the remaining assets of the Company available for distribution to members shall be distributed to all holders of issued and outstanding ordinary Shares and Preferred Shares pro rata on an as-converted basis.

(d) Voting rights

Each Preferred Share shall carry a number of votes equal to the number of ordinary Shares then issuable upon its conversion into ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The Holders shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote.

(e) Dividend right

All the holders of Preferred Shares are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis.

Accounting of Preferred Shares

The Group classified the Preferred Shares as mezzanine equity measured at fair value at issuance date and recorded at issuance price, net of issuance cost. Pursuant to the amended and restated shareholder agreement entered between the Company and its investors on 18 October 2022, the redemption rights related with the Preferred Shares were cancelled and the liquidation preference were terminated. However, the liquidation preference shall automatically be reinstated in the event the Company withdraws its listing application or is rejected by the relevant stock exchange prior to the Qualified IPO (the “reinstatement”). The Preferred Shares are still considered redeemable in the event of the reinstatement and any liquidation including a deemed liquidation event (e.g. change in control) since the holders of Series C+ Preferred Shares shall be entitled to be paid out of an amount in cash according to liquidation preference. Therefore, the Group still classify the Preferred Shares as mezzanine equity outside of permanent equity in accordance with SEC’s Accounting Series Release 268, Presentation in Financial Statements of Redeemable Preferred Stocks (ASR 268) and ASC 480 “Distinguishing Liabilities from Equity”. The Group early adopted ASU No. 2020-06 to eliminate the analysis requirement of separation of beneficial conversion and cash conversion features from convertible instruments.

At each reporting date, the Group evaluates the probability of occurrence of the reinstatement and any deemed liquidation event that entitles the holders of the Preferred Shares to be paid an amount in cash (the “redemption value”) subject to liquidation preference. If it is probable that a deemed liquidation event will occur and Preferred Shares will become redeemable, the Group recognizes changes in carrying value immediately as the deemed liquidity event occurs and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amounts of Preferred Shares shall be affected by charges against retained earnings, or additional paid-in capital in the absence of retained earnings. Accordingly, if the Preferred Shares are not currently redeemable and it is not probable that the Preferred Shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

As of December 31, 2022 and 2023, the Group evaluated that the Preferred Shares were not currently redeemable and it is not probable that the Preferred Shares would become redeemable as there was no noted indicator of the reinstatement and any deemed liquidation event, and recorded the Preferred Shares as carrying value accordingly.

Modification of Preferred Shares

The Group assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

Pursuant to the amended and restated shareholders agreement reached between the Company and its investors on October 18, 2022, the redemption rights related with the Company’s Preferred Shares were removed and the liquidation preference were terminated.

The Group evaluated the modification and concluded that it represented modification, rather than extinguishment to the Preferred Shares, because the difference of the fair values of the Preferred Shares immediately before and after the amendment is less than 10%, therefore the Group applied modification accounting by analogy to the modification guidance contained in ASC 718-20, Compensation — Stock Compensation — Award Classified as Equity, and the modification that results in an increase of RMB130,011 in the fair value of the modified preferred shares on October 18, 2022 was recognized as a deemed dividend to the preferred shareholders.

20. ORDINARY SHARES

The Group and the Company

On 26 February 2019, the Company was incorporated as an exempted company with limited liability in the Cayman Islands with an authorized share capital of US$50,000 divided into 372,691,551 class A ordinary shares and 127,308,449 class B ordinary shares with a par value of US$0.0001 each. On the same day, an aggregate of 200,000,000 class A ordinary shares was allotted and issued to various BVI holding platforms held by employees and external investors at par value. From October to November 2020, the Company re-designation of 55,140,881 class A ordinary shares to the same number of ordinary shares and repurchase of all the rest of the issued class A ordinary shares.

On 6 November 2020, as part of the Reorganization, 4,048,108, 29,634,070, 3,333,333 authorized Ordinary Shares of the Company were re-designated and re-classified as Series A preferred shares, Series B preferred shares and Series B+ Preferred Shares of a par value of USD0.0001 each, respectively.

The Company does not assume any unavoidable obligation to (i) deliver cash or other financial assets to Series A preferred shareholders, Series B preferred shareholders and Series B+ preferred shareholders; (ii) to exchange financial assets or financial liabilities with Series A preferred shareholders , Series B preferred shareholders and Series B+ preferred shareholder that are unfavourable to the Company; and (iii) to deliver a variable number of the Company’s own ordinary shares. Hence, Series A preferred shares, Series B preferred shares, Series B+ preferred shares were recognized as ordinary shares, in substance.

From December 2020 to September 2021, the Company issued and allotted 154,647,751 ordinary shares to various shareholders, of which: (i) 21,176,470 ordinary shares had been repurchased and cancelled, (ii) 49,051,500 ordinary shares as the reserve for future grant of the restricted shares under the RSU Scheme to Lanxin Blue Limited were recorded as treasury shares.

Pursuant to the share repurchase agreement dated 7 November 2022, 3,849,955 ordinary shares were repurchased and cancelled by the Company from the shareholders.

21. SHARE-BASED COMPENSATION

The Group adopted a restricted share unit scheme (the “RSU Scheme”) in order to motivate and encourage the Company’s directors, employees and consultants. On 30 April 2021, for the purpose of the administration of the RSU Scheme, the Company (as the settlor) set up the Lanxin Blue Trust. The Core Trust Company Limited is the trustee and Lanxin Blue Limited is a special purpose vehicle established as the nominee to hold the ordinary Shares under the RSU Scheme. On 7 July 2021, the Company issued 49,051,500 ordinary shares as the reserve for future grant of the restricted shares under the RSU Scheme to Lanxin Blue Limited, which was established by the Company, at a par value of US$0.0001 each, in order to motivate and encourage our Directors, employees and consultants.

On August 30, 2022, 2,660,829 ordinary shares with a fair value of RMB 28,110 were transferred from Lanxin Blue Limited to CFO in exchange for his service in the Company. These ordinary shares were immediately vested. The transfer of the shares is within the scope of ASC Topic 718, “Compensation-Stock Compensation”. The RMB 28,110 was recognized as stock based compensation in the accompanying consolidated statements of operations and comprehensive (loss)/income.

The fair value of the ordinary shares on the date of transfer was determined by management with assistance of a third-party valuation firm. The Company first developed the equity value of the Company through the application of income approach technique known as the discounted cash flow method. The Company then used the hybrid method to allocate the equity value amongst different classes of shares of the Company to arrive at the fair value of the ordinary shares. The hybrid method is a hybrid between the probability-weighted-expected return method and the option pricing method.

The following key assumptions were used in the model:

As of August 30, 2022

Volatility (%)	51.76%
Discounts for lack of marketability (%)	11.82%
Risk-free interest rate (%)	3.03%
Dividend yield (%)	0.00%
Weighted average share price (RMB per share)	7.82

No other feature of share-based payment was incorporated into the measurement of fair value.

22. EARNINGS PER SHARE

The following table sets forth the basic and diluted net (loss)/earnings per share for the following periods:

	For the Year Ended 31 December,
	2022	2023	2024
	RMB	RMB	RMB	USD
Basic and diluted earnings per share calculation
Numerator:
Net profit attribute to ordinary shareholders	(97,315)	99,263	(52,376)	(7,174)
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)	-	-	-
Net (loss)/profit attribute to ordinary shareholders	(223,534)	99,263	(52,376)	(7,174)
Denominator:
Basic Weighted average number of shares outstanding	224,986,014	221,777,718	221,777,718	221,777,718
Continuing operations	(0.97)	0.37	(0.24)	(0.03)
Discontinued operations	(0.02)	0.08	-	-
Basic net earnings per share	(0.99)	0.45	(0.24)	(0.03)
Diluted Weighted average number of shares outstanding	224,986,014	342,756,528	221,777,718	221,777,718
Continuing operations	(0.97)	0.24	(0.24)	(0.03)
Discontinued operations	(0.02)	0.05	-	-
Diluted net earnings per share	(0.99)	0.29	(0.24)	(0.03)

For the year ended December 31, 2022 and 2024, the effects of all outstanding convertible preferred shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2024 as their effects would be anti-dilutive.

23. GAIN/(LOSS) ON DISSOLUTION OF SUBSIDIARIES AND BRANCHES

The total gains on dissolution of subsidiaries and branches for the year ended December 31, 2022 and 2023 were RMB 16,010 and RMB 29,312. The Group recorded loss of RMB8,820 on dissolution of subsidiaries and branches for the year ended December 31, 2024. The dissolution of subsidiaries and branches does not represent a strategic shift, but rather an ordinary course of business. Subsidiaries and branches are set up to provide employee management services to cater to customers’ evolving needs and localization preferences and are dissolved when contracts end.

24. BUSINESS COMBINATION

2024 Acquisitions

On January 4, 2024, the Group acquired Ankang Jiren Human Resources Service Co., Ltd., Hetian Tiankun Landing Human Resources Service Co., Ltd. and Shangluo Hesheng Human Resources Co., Ltd. with total cash consideration of RMB 12,575, fully paid in 2024. The companies mentioned above were engaged in labor dispatch services.

The following table summarizes the purchase price allocation for the 2024 acquisition:

	Ankang Jiren Human Resources Service Co., Ltd.	Hetian Tiankun Landing Human Resources Service Co., Ltd.	Shangluo Hesheng Human Resources Co., Ltd.	2024 Acquisitions
	2024	2024	2024	2024
	RMB	RMB	RMB	RMB
Purchase consideration	3,048	3,107	6,419	12,574
Less:
Cash	257	615	2,068	2,940
Accounts receivable	2,149	1,510	2,187	5,846
Prepayments and other current assets	11,530	670	8,039	20,239
Property and equipment, net	-	-	3	3
Accounts payable	(2,588)	10	(2,789)	(5,367)
Other liabilities	(8,300)	302	(3,089)	(11,087)
Goodwill	-	-	-	-

The purchase price allocation for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. No goodwill is recognized as the consideration is based on the net assets and no purchase price allocation for the acquisitions were determined.

The operating results of the acquired companies were included in the consolidated statement of comprehensive loss from the acquisition date. Pro forma results of operations were not presented because the effect of the acquisition was not material to the Group’s consolidated financial statements.

25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 9, 2025, the date of issuance of the consolidated financial statements and does not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

26. COMMITMENT AND CONTINGENCIES

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of December 31, 2024, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

27. DISCONTINUED OPERATIONS

The Group terminated the Contractual Agreement on January 1, 2024, stated in 2. SIGNIFICANT ACCOUNTING POLICIES, Principle of Consolidation.

The carrying amount of the major classes of assets and liabilities of discontinued operations as of December 31, 2023 and 2024 consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	USD
ASSETS OF DISCONTINUED OPERATION:
Current assets
Cash and bank equivalents	3,525	-	-
Trade receivables, net	15,190	-	-
Prepayments, other receivables and other assets, net	35,686	-	-
Total current assets of discontinued operation	54,401	-	-
Property and equipment, net	17,974	-	-
Other intangible assets, net	9,774	-	-
Goodwill	19,713	-	-
Other non-current assets	279	-	-
Total non-current assets of discontinued operation	47,740	-	-
Total assets of discontinued operation	102,141	-	-

LIABILITIES OF DISCONTINUED OPERATION:
Current liabilities
Contract liabilities	488	-	-
Trade and bills payables	13,505	-	-
Other payables and accruals	58,114	-	-
Tax payable	477	-	-
Total current liabilities of discontinued operation	72,584	-	-
Deferred tax liability	2,390	-	-
Total liabilities of discontinued operation	74,974	-	-

The summarized operating results of discontinued operations for the years ended December 31, 2023 and 2024, consist of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Revenue	47,221	52,182	-	-
Cost of revenue	(23,170)	(26,364)	-	-
Gross profit	24,051	25,818	-	-

Selling and distribution expenses	(2,378)	(6,368)	-	-
Administrative expenses	(33,756)	(14,322)	-	-
Other income, net	2,616	10,972	-	-
Financial income, net	624	740	-	-
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	(8,843)	16,840	-	-

Income tax profit	2,623	934	-	-
Net profit for the year from discontinued operations	(6,220)	17,774	-	-
Comprehensive income for the year from discontinued operations	(6,220)	17,774	-	-

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

(1) CONDENSED STATEMENTS OF FINANCIAL POSITION OF THE COMPANY

	As of December 31,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and bank equivalents	523	84	12
Prepayments, other receivables and other assets	253,036	228,170	31,259
Total current assets	253,559	228,254	31,271
Investments in subsidiaries	389,559	341,332	46,762
Total non-current assets	389,559	341,332	46,762
Total assets	643,118	569,586	78,033
Commitments and Contingencies
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 120,978,810 shares authorized as of December 31, 2023 and December 31, 2024; 120,978,810 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	1,006,048	1,006,048	137,828
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 379,021,190 shares authorized as of December 31, 2023 and December 31, 2024; 221,777,718 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	149	149	20
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	177,547	175,847	24,091
Statutory surplus reserve	9,217	9,367	1,283
Accumulated losses	(549,812)	(621,794)	(85,185)
Total deficit	(362,930)	(436,462)	(59,795)

(2) CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME OF THE COMPANY

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Administrative expenses	(8,022)	(9,628)	(9,348)	(1,279)
Financial expense, net	3,027	(508)	(13)	(2)
Share of income/(loss) of subsidiaries	(88,528)	109,401	(43,015)	(5,892)
PROFIT/(LOSS) BEFORE TAX	(93,523)	99,265	(52,376)	(7,174)
Income tax expenses	-	(2)	-	-
Net profit/(loss) for the year	(93,523)	99,263	(52,376)	(7,174)
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares	(130,011)
Net profit attribute to ordinary shareholders	(223,534)	99,263	(52,376)	(7,174)
Comprehensive income/(loss)	(93,523)	99,263	(52,376)	(7,174)

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Net cash used in operating activities	(21,678)	(8,775)	8,911	1,221
Net cash generated from (used in) financing activities	6,478	(9,498)	(9,348)	(1,281)
Exchange rate effect on cash and cash equivalents	3,019	(501)	(2)	-
Net decrease in cash and cash equivalents	(12,181)	(18,774)	(439)	(60)
Cash and cash equivalents at beginning of the year	31,478	19,297	523	74
Exchange difference of beginning balance				(2)
Cash and cash equivalents at end of the year	19,297	523	84	12

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries’ losses and incomes as “Share of (loss)/income of subsidiaries” on the condensed statements of comprehensive (loss)/income.

Under PRC rules and regulations, all subsidiaries of the Company in the PRC are required to appropriate 10% of their net income to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to this statutory surplus reserve must be made before distribution of dividends can be made. The statutory reserve is non-distributable, other than during liquidation, and can be used to fund previous years losses, if any, and may be converted into share capital by issuing new shares to existing shareholders in proportion to their shareholders or by increasing the par value of the shares currently outstanding, provided that the remaining balance of the statutory reserve after such issue is not less than 25% of the registered capital.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Youlife Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youlife Group Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the period from April 2, 2024 (inception) to December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the period from April 2, 2024 (inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC
We have served as the Company’s auditor since 2023.
Singapore
May 9, 2025

YOULIFE GROUP INC.

CONSOLIDATED BALANCE SHEET

(Amount in Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31, 2024
	RMB	USD
LIABILITIES
Current liabilities
Amounts due to a related party	241,700	33,113
Total liabilities	241,700	33,113

DEFICIT
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 100 share issued and outstanding as of December 31, 2024)
Accumulated deficit	(241,700)	(33,113)
Total shareholder’s deficit	(241,700)	(33,113)

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amount in Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the period from April 2, 2024 (inception) through December 31, 2024
	RMB	USD
Operating expenses
Formation costs	(58,374)	(7,997)
Listing fees	(178,895)	(24,509)
Total operating expenses	(237,269)	(32,506)
Financial cost	(4,431)	(607)
Net loss	(241,700)	(33,113)

Weighted average number of share outstanding, basic and diluted	100	100
Basic and diluted net loss per ordinary share	(2,417)	(331)

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

(Amount in Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Ordinary shares		Accumulated	Total shareholder’s
	Shares	Amount	deficit	deficit
		RMB	RMB	RMB
Balance as of April 2, 2024 (inception)	-	-	-
Issuance of ordinary shares	100	-	-	-
Net loss	-	-	(241,700)	(241,700)
Balance as of December 31, 2024	100	-	(241,700)	(241,700)
Balance as of December 31, 2024 in USD	100	-	(33,113)	(33,113)

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

For the period from April 2, 2024 (inception) through December 31, 2024
	RMB	USD
Cash Flows from Operating Activities
Net loss	(241,700)	(33,113)
Changes in operating assets and liabilities:
Amounts due to a related party	241,700	33,113
Net cash used in operating activities	-	-

Net change in cash	-	-
Cash, beginning of the period	-	-
Cash, end of the period	-	-

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount in Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

1. Description of Organization and Business Operations

Youlife Group Inc. (the “Company”) was incorporated as a Cayman Islands exempted company on April 2, 2024. The Company was formed for the purpose of effecting a merger between Distoken Acquisition Corporation (“Distoken”) and Youlife International Holdings Inc., (“Youlife”) and certain other affiliated entities through a series of transactions (the “Business Combination”) and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the business combination agreement. As a result of the Business Combination, Distoken and Youlife will each become wholly owned subsidiaries of the Company, and the Company Class A Ordinary Shares and the Company warrants will be listed on Nasdaq.

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below. The Company has selected December 31 as its fiscal year end.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company have been eliminated upon consolidation. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

(e) Foreign currency translation

The functional currency have been changed into RMB based on the consideration of the economic environment the Compaby expects to operate in over the long-term.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 7.2993) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

3. Related party transactions

For the period from April 2, 2024 (inception) through December 31, 2024, the Company’s related party, Youlife International Holdings Inc., an affiliate company, made several payments on behalf of the Group. The payments were non-interest bearing and had no due date. Youlife International Holdings Inc. paid offering costs of RMB178,895(US$24,509) and foundation fees of RMB58,374(US$7,997) for the Company as of December 31, 2024.

4. Ordinary shares

The authorized number of ordinary shares of the Company is 500,000,000 shares with par value of US$0.0001 each. As of December 31, 2024, the Company had issued one hundred ordinary shares.

5. Subsequent events

The Company has evaluated subsequent events through May 9, 2025, the date of issuance of the consolidated financial statements and does not identify any other subsequent events with material financial impact on the Company’s financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Distoken Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Distoken Acquisition Corporation (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, statement of changes in shareholders deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities on or before March 18, 2025, or by resolution of its Board of Directors and if requested by the Sponsor, to extend the business combination deadline on a month to month basis through November 18, 2025. The Company entered into a business combination agreement with a business combination target on May 17, 2024; however, the completion of this transaction is subject to the approval of the Company’s shareholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its business operations, and complete the transaction prior to November 18, 2025, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after November 18, 2025, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

March 7, 2025

PCAOB ID# 688

DISTOKEN ACQUISITION CORPORATION

BALANCE SHEETS

	December 31,
	2024	2023

ASSETS
Current assets
Cash	$15,073	$96,486
Due from Sponsor	-	60,000
Prepaid expenses	31,250	63,366
Total current assets	46,323	219,852

Investments held in Trust Account	7,456,639	41,440,980
TOTAL ASSETS	$7,502,962	$41,660,832

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,112,876	$205,074
Accrued offering costs	-	70,000
Chinese income taxes payable	447,288	434,911
Chinese VAT and surcharges payable	326,939	195,456
Advances from Sponsor	923	923
Promissory note - Sponsor	764,274	-
Extension Notes - Sponsor	420,000	60,000
TOTAL LIABILITIES	3,072,300	966,364

Commitments and contingencies
Ordinary shares subject to possible redemption 652,170 and 3,881,692 shares at $11.36 and $10.50 per share redemption value as of December 31, 2024 at 2023, respectively	7,406,639	40,760,613

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Ordinary shares, $0.0001 par value; 220,000,000 shares authorized; 2,548,000 issued and outstanding (excluding 652,170 and 3,881,692 shares subject to possible redemption) as of December 31, 2024 and 2023	255	255
Additional paid-in capital	-	-
Accumulated Deficit	(2,976,232)	(66,400)
TOTAL SHAREHOLDERS’ DEFICIT	(2,975,977)	(66,145)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$7,502,962	$41,660,832

The accompanying notes are an integral part of the financial statements.

DISTOKEN ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2024	2023
Operating and formation costs	$1,775,606	$973,470
Chinese VAT and surcharges	131,483	195,456
Loss from operations	(1,907,089)	(1,168,926)

Other income
Interest earned on investments held in Trust Account	1,956,597	2,908,568
Total other income	1,956,597	2,908,568

Income before provision for income taxes	49,508	1,739,642
Provision for Chinese income taxes	(12,377)	(434,911)
Net income	$37,131	$1,304,731

Basic and diluted weighted average shares outstanding, redeemable ordinary shares	3,466,972	5,570,867
Basic and diluted net income per share, redeemable ordinary shares	$0.01	$0.16
Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	2,548,000	2,476,329
Basic and diluted net income per share, Non-redeemable ordinary shares	$0.01	$0.16

The accompanying notes are an integral part of the financial statements.

DISTOKEN ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Equity
Balance - January 1, 2023(1)(2)(3)	2,003,000	$200	$27,028	$(11,228)	$16,000

Sale of 545,000 private units	545,000	55	5,449,945	-	5,450,000

Fair value of public warrants at issuance	-	-	1,104,000	-	1,104,000

Fair value of representative shares	-	-	1,185,493	-	1,185,493

Fair value of rights included in public units	-	-	3,305,100	-	3,305,100

Fair value of representative warrants	-	-	12,075	-	12,075

Allocated value of transaction costs	-	-	(354,297)	-	(354,297)

Accretion for ordinary shares to redemption amount	-	-	(10,729,344)	(1,359,903)	(12,089,247)

Net income	-	-	-	1,304,731	1,304,731

Balance - December 31, 2023	2,548,000	255	-	(66,400)	(66,145)

Accretion for ordinary shares to redemption amount	-	-	-	(2,946,963)	(2,946,963)

Net income	-	-	-	37,131	37,131

Balance - December 31, 2024	2,548,000	$255	$-	$(2,976,232)	$(2,975,977)

(1)	At January 1, 2023, includes an aggregate of up to 258,000 shares that were subject to forfeiture if the over-allotment option was not exercised in full by the underwriter (see Note 5).

(2)	On January 26, 2023, the shareholders of the Company approved, through an ordinary resolution, the redesignation of authorized share capital from two classes of ordinary shares (Class A and Class B) to one class of ordinary shares, through a special resolution and related amendments to the memorandum and articles of association. All share and per-share amounts and descriptions have been retrospectively presented (See Note 7).

(3)	On January 30, 2023, the Company effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the share dividend (See Note 5).

The accompanying notes are an integral part of the financial statements.

DISTOKEN ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net income	$37,131	$1,304,731
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,956,597)	(2,908,568)
Changes in operating assets and liabilities:
Other receivable	-	28
Prepaid expenses	32,117	(61,366)
Accounts payable and accrued expenses	907,802	204,769
Chinese income taxes payable	12,377	434,911
Chinese VAT and surcharges payable	131,483	195,456
Net cash used in operating activities	(835,687)	(830,039)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	-	(70,380,000)
Cash deposited in Trust Account for extension payments	(360,000)	(60,000)
Cash withdrawn from Trust Account in connection with redemption	36,300,937	31,907,588
Net cash provided by (used in) investing activities	35,940,937	(38,532,412)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	-	66,930,000
Proceeds from sale of Private Units	-	5,450,000
Proceeds from sale of Representative warrants	-	100
Advances from the Sponsor	-	35,430
Repayment of advances from the Sponsor	-	(251,969)
Repayment of promissory note - the Sponsor	-	(150,000)
Payment of offering costs	(70,000)	(647,036)
Redemption of ordinary shares	(36,300,937)	(31,907,588)
Proceeds from promissory note -Sponsor	764,274	-
Proceeds from due from Sponsor	60,000	-
Proceeds from extension notes - Sponsor	360,000	-
Net cash (used in) provided by financing activities	(35,186,663)	39,458,937

Net Change in Cash	(81,413)	96,486
Cash - Beginning of period	96,486	-
Cash - End of period	$15,073	$96,486

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$-	$70,000
Accretion of ordinary shares to redemption value	$2,946,963	$12,089,247

The accompanying notes are an integral part of the financial statements.

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Distoken Acquisition Corporation (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 1, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (“Business Combination”).

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from July 1, 2020 (inception) through December 31, 2024 relates to the Company’s formation, the preparation of the initial public offering (“Initial Public Offering”), which closed on February 17, 2023, as described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income and unrealized gains from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on February 13, 2023. On February 17, 2023, the Company consummated the Initial Public Offering of 6,900,000 units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 900,000 Units, at $10.00 per Unit, generating gross proceeds of $69,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 545,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement (the “Private Placement”) to the Company’s sponsor, Xiaosen Sponsor LLC (the “Sponsor”), generating gross proceeds of $5,450,000, which is described in Note 4.

Transaction costs amounted to $4,366,343 consisting of $2,070,000 of cash underwriting discount, $1,185,493 fair value of representative shares, $12,075 fair value of representative warrants, and $1,098,775 of other offering costs.

Following the closing of the Initial Public Offering on February 17, 2023, an amount of $70,380,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.20 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (“Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), the ordinary shares included in the Private Units (the “Private Shares”) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares, Private Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with a Business Combination) and (b) not to propose an amendment to the Memorandum and Articles of Association (i) that would affect the ability of holders of Public Shares to redeem or sell their shares to the Company in connection with a Business Combination or to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 9 months from the closing of the Initial Public Offering (or up to 18 months from the closing of the Initial Public Offering if the Company extends the period of time to consummate a Business Combination) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (c) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company initially had 9 months from the closing of the Initial Public Offering, or until November 17, 2023, to consummate a Business Combination. However, if the Company anticipated that it would not be able to consummate a Business Combination within 9 months, it was originally permitted, by resolution of the Company’s board of directors (the “Board”) if requested by the Sponsor, to extend the period of time to consummate a Business Combination up to three times, each by an additional three months (for a total of up to 18 months), subject to the Sponsor depositing additional funds into the Trust Account (the “Original Extension”). Pursuant to the terms of the Memorandum and Articles of Association and the Trust Agreement entered into between the Company and Continental Stock Transfer & Trust Company on the date of the prospectus for the Initial Public Offering, in order for the time available to consummate the Initial Business Combination to be extended, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, was originally required to deposit into the Trust Account $690,000 ($0.10 per Unit) for each three month extension, up to an aggregate of $2,070,000 for nine months, on or prior to the date of the applicable deadline.

On November 10, 2023, the Company held an extraordinary general meeting (the “2023 Extension Meeting”), at which the Company’s shareholders approved, as a special resolution, an amendment to the Company’s Memorandum and Articles of Association to amend the terms of the Original Extension and to give the Board the right to extend the date by which the Company has to consummate a Business Combination (such date, the “Termination Date”) from November 17, 2023 on a monthly basis up to twelve (12) times until November 18, 2024, or such earlier date as determined by the Board (the “2023 Extension Amendment”). In connection with the 2023 Extension Amendment, shareholders holding 3,018,308 ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account (the “2023 Extension Redemption”). As a result of the 2023 Extension Redemption, an aggregate amount of $31.9 million (approximately $10.57 per share) was removed from the Trust Account to pay such holders.

On November 10, 2023, the Company issued a promissory note (the “2023 Extension Note”) in the aggregate principal amount of up to $360,000 to the Sponsor (the “2023 Extension Funds”), pursuant to which the 2023 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2023 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.01 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2024, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2023 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of December 31, 2024 and 2023, there were $360,000 and $60,000, respectively, of outstanding borrowings under the 2023 Extension Note.

On each of January 17, 2024 and February 21, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account, or an aggregate of $60,000, to extend the time the Company has to complete an initial Business Combination by one month from January 18, 2024 to March 18, 2024.

On March 28, 2024 and April 9, 2024, the Company deposited a total of $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination by one month from March 18, 2024 to April 18, 2024.

On each of April 22, 2024, May 31, 2024 and June 28, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account, or an aggregate of $90,000, to extend the time the Company has to complete an initial Business Combination by one month from April 18, 2024 to July 18, 2024.

On July 29, 2024, the Company advanced $12,000 from the Company’s operating account into the Trust Account on the Sponsor’s behalf as a partial extension deposit. On August 6, 2024, the Chief Executive Officer of the Company advanced $18,000 to the Company to fully pay the required monthly extension deposit into the Trust Account and to extend the time the Company has to complete an initial Business Combination to August 18, 2024.

On August 21, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to September 18, 2024.

On September 22, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to October 18, 2024.

On October 30, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to November 18, 2024.

On November 14, 2024, the Company held an extraordinary general meeting in lieu of annual general meeting of shareholders (the “2024 Extension Meeting”), at which the Company’s shareholders approved, as a special resolution, an amendment to the Company’s Memorandum and Articles of Association to give the Board the right to extend the date by which the Company has to consummate a Business Combination from November 18, 2024 on a monthly basis up to twelve (12) times until November 18, 2025, or such earlier date as determined by the Board (the “2024 Extension Amendment”). In connection with the 2024 Extension Amendment, shareholders holding 3,229,522 ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account (the “2024 Extension Redemption”). As a result of the 2024 Extension Redemption, an aggregate amount of approximately $36.3 million (approximately $11.24 per share) was removed from the Trust Account to pay such holders. Following the 2024 Extension Redemption, the Company has 652,170 public shares outstanding.

In addition, the Company has agreed that it will not withdraw any funds from the Trust Account, including interest earned on the funds held in the Trust Account, to pay for any Chinese income tax that may become due prior to, or in connection with, the closing of an initial business combination.

On November 14, 2024, the Company issued a promissory note (the “2024 Extension Note”) in the aggregate principal amount of up to $360,000 to the Sponsor (the “2024 Extension Funds”), pursuant to which the 2024 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2024 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.046 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2025, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2024 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of December 31, 2024, there was $60,000 of outstanding borrowings under the 2024 Extension Note.

On November 20, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to December 18, 2024.

On December 23, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to January 18, 2025.

As of December 31, 2024, the Sponsor made a total of $420,000 of extension deposits into the Trust Account to extend the time the Company has to complete an initial Business Combination to January 18, 2025.

On January 24, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to February 18, 2025 (Note 11).

On March 3, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to March 18, 2025 (Note 11).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

If the Company is unable to complete a Business Combination by November 18, 2025 (or such earlier date as determined by the Board), as extended by the 2024 Extension Amendment (such period, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $50,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s Board, dissolve and liquidate, subject (in each case) to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Going Concern Consideration

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor issuance of Founder Shares, loan proceeds from the Sponsor of $150,000 under a promissory note and advances from related party. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the Initial Public Offering and the Private Placement proceeds that are due from the Sponsor.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, it would repay such loaned amounts at that time. Up to $1,500,000 of such Working Capital Loans may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Units. As of December 31, 2024 and 2023, the Company has no outstanding borrowings under the Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the financial statements are issued as it expects to continue to incur significant costs in pursuit of its acquisition plans. In addition, the Company may extend the time to consummate a Business Combination on a monthly basis from November 18, 2024 until November 18, 2025, as determined by the Board. It is uncertain that the Company will be able to consummate a Business Combination during this time period. If a Business Combination is not consummated by November 18, 2025 (if extended by the full amount of time), there will be a mandatory liquidation and subsequent dissolution.

Management has determined that mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution and the liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date these financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 18, 2025. The Company intends to complete a Business Combination before the mandatory liquidation date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. Specifically, Chinese income taxes payable and Chinese VAT and surcharges payable are now presented as a separate line items on the balance sheets, statements of operations and statements of cash flows and was previously combined and presented as Chinese taxes payable.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $15,073 and $96,486 in cash as of December 31, 2024 and 2023, respectively, and no cash equivalents as of such dates.

Investments in Trust Account

At December 31, 2024 and 2023, the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. government securities. The Company accounts for its investments as trading securities under ASC 320 (Investments-Debt and Equity Securities), where securities are presented at fair value on the balance sheets. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on investments held in Trust Account in the statements of operations.

Redeemable Share Classification

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Public Shares sold as part of the Units in the Initial Public Offering were issued with other freestanding instruments (i.e., Public Warrants and Public Rights) and as such, the initial carrying value of Public Shares classified as temporary equity are the allocated proceeds determined in accordance with ASC 470-20. The Company recognizes changes in redemption value immediately as it occurs and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital and accumulated deficit. Accordingly, at December 31, 2024 and 2023, shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

At December 31, 2024 and 2023, the ordinary shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$69,000,000
Less:
Proceeds allocated to Public Warrants	(1,104,000)
Proceeds allocated to Public Rights	(3,305,100)
Ordinary share issuance costs	(4,011,946)
Redemption of ordinary shares	(31,907,588)
Plus:
Remeasurement of carrying value to redemption value	12,089,247
Ordinary shares subject to possible redemption, December 31, 2023	40,760,613
Less:
Redemption of ordinary shares	(36,300,937)
Plus:
Remeasurement of carrying value to redemption value	2,946,963
Ordinary shares subject to possible redemption, December 31, 2024	$7,406,639

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees, cash underwriting discount, fair value of representative shares, and fair value of representative warrants incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on relative fair value basis, compared to total proceeds received. Offering costs allocated to the Public Shares were charged to temporary equity and offering costs allocated to Public Warrants (as defined in Note 3) were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company has determined there is a possibility it will be considered a Chinese Income Tax Resident for which it will owe taxes to the Chinese government. As such, the Company has accrued $447,288 and $434,911 for Chinese Income Tax as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, the Company recorded an income tax expense of $12,377 and $434,911, respectively, related to the Chinese Income Tax estimate. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of the date of filing of these financial statements, the Company has not filed any tax return in China nor paid the amount due for the years ended December 31, 2024 and 2023. Management believes that any potential interest on the unpaid balance of Chinese income taxes payable would be immaterial and any potential penalties on non-compliance and 50% to 500% penalties on underpayment of Chinese income taxes payable cannot be reliably measured. Management also believes that the Company will not be subject to any interest and penalties on Chinese income taxes payable. Hence, no accruals of interest and penalties on Chinese taxes as of December 31, 2024 were recognized.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

VAT and surcharges

The Company has determined there is a possibility it will be considered a Chinese Tax Resident for which it will owe taxes to the Chinese government. As such, the Company has accrued $326,939 and $195,456 for Chinese VAT and surcharges as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, the Company recorded a Chinese VAT and surcharges of $131,483 and $195,456, respectively. The Chinese VAT and surcharges were recorded in the Company’s statements of operations. As of the date of filing of these financial statements, the Company has not filed any tax return in China nor paid the amount due for the years ended December 31, 2024 and 2023.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instruments could be required within 12 months of the balance sheet date.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of the warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the warrant agreement, management concluded that the warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Net Income Per Share

The Company complies with accounting and disclosure requirements of Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted net income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants to purchase 7,617,500 ordinary shares is contingent upon the occurrence of future events. As of December 31, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	For the Year Ended December 31,
	2024		2023
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income	$21,402	$15,729	$903,232	$401,499
Denominator:
Basic and diluted weighted average ordinary shares outstanding	3,466,972	2,548,000	5,570,867	2,476,329
Basic and diluted net income per ordinary share	$0.01	$0.01	$0.16	$0.16

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. As of December 31, 2024, this ASU became effective and the Company’s management adopted this ASU in its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 - PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,900,000 Units, inclusive of 900,000 Units sold to the underwriters on February 17, 2023, upon the underwriters’ election to fully exercise their over-allotment option, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share, one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right entitles the holder thereof to receive one-tenth (1/10) of one ordinary share upon the consummation of a Business Combination (see Note 7). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share (see Note 7).

NOTE 4 - PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 545,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $5,450,000 from the Company in a private placement. Each Private Unit consists of one Private Share, one right (“Private Right”) and one redeemable warrant (“Private Warrant”). Each Private Right entitles the holder thereof to receive one-tenth (1/10) of one ordinary share upon the consummation of a Business Combination (see Note 7). Each whole Private Warrant will be exercisable for one ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

The proceeds from the sale of the Private Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Units and all underlying securities will expire worthless.

NOTE 5 - RELATED PARTY TRANSACTIONS

Founder Shares

On July 8, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 1,150,000 ordinary shares (the “Founder Shares”). In August 2021, the Company effected a share dividend of 0.25 shares for each Founder Share outstanding, resulting in the Sponsor holding 1,437,500 Founder Shares. On January 30, 2023, the Company effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the share dividend. The Founder Shares include an aggregate of up to 225,000 shares that were subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares (excluding the Private Shares and the Representative Shares, as defined in Note 6) upon the completion of the Initial Public Offering. On February 17, 2023, the underwriters exercised their over - allotment option in full as part of the closing of the Initial Public Offering. As such, there are no shares subject to forfeiture.

On January 26, 2023, the shareholders of the Company approved, through an ordinary resolution, the redesignation of authorized share capital from two classes of ordinary shares (Class A and Class B) to one class of ordinary shares and related amendments to the memorandum and articles of association. All share and per-share amounts and descriptions have been retrospectively presented.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) for 50% of the Founder Shares, if the last reported sale price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, (y) for 50% of the Founder Shares, if the last reported sale price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after a Business Combination, or (z) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on February 15, 2023, to pay the Sponsor or its affiliate up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2024, the Company incurred $120,000 in fees for these services, of which $70,000 is included in accrued expenses in the accompanying balance sheets. For the year ended December 31, 2023, the Company incurred $105,000 in fees for these services, of which $0 is included in accrued expenses in the accompanying balance sheets.

Due from Sponsor

Through March 31, 2024, the Company advanced an aggregate amount of $136,923 from the Company’s operating account into the Trust Account on the Sponsor’s behalf to extend the time the Company has to complete an initial Business Combination. On April 9, 2024, the Sponsor reimbursed the Company for the outstanding $136,923 of advances it made on Sponsor’s behalf. As of December 31, 2024 and 2023, amounts due from Sponsor are nil and $60,000, respectively.

Advances from Sponsor

The advances from Sponsor represents the amounts paid by the Sponsor on behalf of the Company in excess of the limit that can be drawn against the promissory note. As of December 31, 2024 and 2023, there was $923 of outstanding balances in advances from Sponsor.

Promissory Note - Sponsor

On July 8, 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company was able to borrow up to an aggregate principal amount of $150,000. The note was non-interest bearing and was payable on the earlier of (i) September 30, 2022 and (ii) the completion of the Initial Public Offering. In November 2022 the note was amended and the note became payable on the earlier of (i) June 30, 2023 and (ii) the completion of the Initial Public Offering. The outstanding balance of $150,000 was repaid to the Sponsor on March 28, 2023. As of December 31, 2024 and 2023, there was no outstanding borrowings on the promissory note, and borrowings under the promissory note are no longer available.

On February 26, 2024, the Company issued an unsecured promissory note (the “2024 Note”) in the aggregate principal amount of up to $1,000,000 to the Sponsor, for the Company’s working capital needs. The 2024 Note does not bear interest and matures upon the earlier of the consummation of an initial Business Combination by the Company or the date of the Company’s liquidation. As of December 31, 2024, total borrowings under this note amounted to $764,274.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2024 and 2023, the Company has no outstanding borrowings under the Working Capital Loans.

Extension Notes - Sponsor

As discussed in Note 1, on November 10, 2023, the Company issued the 2023 Extension Note in the aggregate principal amount of up to $360,000 to the Sponsor, pursuant to which the Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2023 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.01 per Public Share not redeemed) for each calendar month until November 18, 2024, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2023 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. In addition, on November 14, 2024, the Company issued the 2024 Extension Note in the aggregate principal amount of up to $360,000 to the Sponsor (the “2024 Extension Funds”), pursuant to which the 2024 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2024 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.046 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2025, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2024 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of December 31, 2024 and 2023, there were $420,000 and $60,000, respectively, of outstanding borrowings under the Extension Notes.

NOTE 6 - COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on February 15, 2023, the holders of the Founder Shares, Representative Shares, Private Units and any units that may be issued on conversion of the Working Capital Loans (and any securities underlying the Private Units or units issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On February 17, 2023, simultaneously with the closing of the Initial Public Offering, the underwriters elected to fully exercise the over-allotment option to purchase an additional 900,000 Units at a price of $10.00 per Unit.

The underwriters were also entitled to a cash underwriting discount of $0.30 per Unit, or $2,070,000 in the aggregate, which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged I-Bankers Securities, Inc. (“I-Bankers”), the representative of the underwriters in the Initial Public Offering, as an advisor in connection with its Business Combination to assist in holding meetings with the Company shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing its securities in connection with its initial Business Combination and assist with press releases and public filings in connection with the Business Combination. The Company will pay I-Bankers a cash fee for such services upon the consummation of its initial business combination in an amount equal to 4.0%, or $2,760,000 in the aggregate, of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable). The Company will also pay I-Bankers a cash fee in an amount equal to 1.0%, or $690,000 in the aggregate, of the gross proceeds of the Initial Public Offering if it introduces the Company to the target business with whom the Company completes its initial Business Combination.

Business Combination Agreement

On May 17, 2024, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Youlife Group Inc., a Cayman Islands exempted company (“Pubco”), the Sponsor, Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Youlife Business Combination”), (a) First Merger Sub will merge with and into Youlife (the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of Youlife being converted into the right to receive shares of Pubco; and (b) Second Merger Sub will merge with and into the Company, with the Company surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of the Company being converted into the right to receive substantially equivalent securities of Pubco.

On November 13, 2024, the Company, Pubco, the Sponsor, First Merger Sub, Second Merger Sub and Youlife entered into the first amendment to the Business Combination Agreement (the “BCA Amendment”), to, among other things, (i) adopt an American depository share facility, (ii) revise the scope and terms of certain lock-up provisions applicable to the Sponsor and Youlife shareholders, and (iii) clarify certain matters related to the dual-class share structure of Pubco following the closing (the “Closing”) of the Youlife Business Combination. Under the new American depository share facility, at the Closing, Pubco will issue its ordinary shares in the form of American depository shares (“Pubco ADSs”) to the Company and Youlife shareholders holding registered shares, which Pubco ADSs will be listed on the Nasdaq Capital Market in lieu of Pubco ordinary shares, and the warrants to be issued by Pubco will be exercisable for Pubco ADSs. Upon becoming registered shares, Pubco ordinary shares will be exchangeable for Pubco ADSs.

On January 17, 2025, the Company, Pubco, the Sponsor, First Merger Sub, Second Merger Sub and Youlife entered into the second amendment to the Business Combination Agreement (the “BCA Second Amendment”) to, among others, clarify that Pubco ADSs shall not be issued to any Company or Youlife shareholders that hold restricted shares, including those to lock-up restrictions, and those shareholders will instead receive Pubco ordinary shares.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco, the Company and Youlife entered into lock-up agreements (the “Lock-Up Agreements”) with the Sponsor and with certain shareholders of Youlife. The Lock-Up Agreements provide for a lock-up period commencing on the closing date and ending on the 12-month anniversary of the closing date and with respect to 50% of such shares, on the date on which the last reported sales price of the Class A ordinary shares of Pubco equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

Shareholder Support Agreements

Simultaneously with the execution of the Business Combination Agreement, the Company, Youlife and certain shareholders of Youlife entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the shareholders of Youlife have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Youlife Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Business Combination Agreement, certain Youlife shareholders entered into non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”) in favor of Pubco, Youlife and the Company. Under the Non-Competition and Non-Solicitation Agreements, certain Youlife shareholders agreed not to compete with Pubco during the three-year period following the closing and, during such three-year restricted period, not to solicit employees or customers of Pubco. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Vendor Agreement

On March 5, 2024, the Company entered into an agreement with a vendor for legal and consulting services, rendering the previous agreement with the same vendor entered into in 2023 void. The agreement provides that the Company will pay the vendor $500,000 as follows: (i) $200,000, which had already been paid, (ii) $50,000 by no later than March 15, 2024; (iii) $100,000 upon execution of the business combination agreement, or the merger agreement, as the case may be; and (iv) $150,000 upon submission of the S-4/F-4 proxy to the SEC. Additionally, if the Business Combination closes, the Company will make a final additional payment of $950,000. If the Business Combination does not close, the Company shall not be responsible for any further payments. On May 4, 2023, the Company paid the $200,000 retainer based on the previous agreement entered into 2023, which was carried forward to the current agreement. As of December 31, 2023, $169,935 has been charged against the retainer amount, and the remainder of $30,065 was recorded as prepaid expenses. The $30,065 prepaid amount was fully utilized during the year ended December 31, 2024 and this amount was charged to expense. On April 10, 2024, the Company paid the second installment payment of $50,000. In addition, the Company incurred additional business combination fees of 561,904 in relation to this agreement, $210,073 of which has been billed as of December 31, 2024 while the remaining unbilled amount of $351,831 has been included in the accrued expenses balance in the accompanying balance sheets.

NOTE 7 - SHAREHOLDERS’ DEFICIT

Preference Shares - The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At December 31, 2024 and 2023, there were no preference shares issued and outstanding.

Ordinary Shares -  On January 26, 2023, the shareholders of the Company approved, through an ordinary resolution, the redesignation of authorized share capital from two classes of ordinary shares (Class A and Class B) to one class of ordinary shares and related amendments to the memorandum and articles of association. All share and per-share amounts and descriptions have been retrospectively presented.

The Company is authorized to issue 220,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote for each share. In August 2021, the Company effected a share dividend of 0.25 shares for each founder share outstanding, resulting in the Sponsor holding 1,437,500 Founder Shares. On January 30, 2023, the Company effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 Founder Shares. At December 31, 2024 and 2023, there were 2,548,000 ordinary shares issued and outstanding, which includes 1,725,000 Founders Shares, 545,000 shares in the Private Units, 278,000 Representative Shares, and excluding 652,170 and 3,881,692 ordinary shares subject to possible redemption. As a result of the underwriters’ election to fully exercise their over-allotment option on February 17, 2023, a total of 225,000 Founder Shares and 33,000 representative shares are no longer subject to forfeiture.

Rights - Each holder of a right will receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Warrants - The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 60 business days following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Rights or Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Rights and Public Warrants may expire worthless.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Representative Shares

On July 28, 2020 the Company issued to EarlyBirdCapital and its designees an aggregate of 100,000 ordinary shares for aggregate consideration of $10.00, of which 2,250 were subsequently forfeited in August 2021. In August 2021, the Company also issued to I-Bankers Securities, Inc. and its designees an aggregate of 155,250 ordinary shares at a purchase price of $0.0001 per share, for aggregate consideration of $15.50. On October 28, 2021, the Company issued to EarlyBirdCapital and I-Bankers Securities, Inc. and its designees, 12,132 and 12,868, respectively, ordinary shares at a purchase price of $0.0001 per share, for minimal consideration of $2.50. Of the representative shares, 33,000 are no longer subject to forfeiture due to the underwriters’ exercise of their over-allotment option in full at the Initial Public Offering. Upon issuance, the representative shares were accounted for as deferred offering cost and were charged to shareholders equity upon the Initial Public Offering. The Company estimated the fair value of the 97,750 (net of 2,250 forfeited) representative shares issued on July 28, 2020 to be $2,151 based upon the price of the Founder Shares issued to the Sponsor of $0.022 per share and recorded as deferred offering costs accordingly. The 155,250 representative shares issued on August 23, 2021 and 25,000 representative shares issued on October 28, 2021 had an aggregate fair value using the scenario analysis, of which the stock price input into the founder shares scenario analysis was valued using a binomial lattice, of $1,019,993 ($6.57 per share) and $165,500 ($6.62 per share), respectively, or a total aggregate value of $1,185,493. Accordingly, $1,185,493 were accounted for as offering costs at the closing of the Initial Public Offering. The representative shares are classified as Level 3 at the measurement date due to the use of unobservable inputs including the probability of a business combination, the probability of the initial public offering, and other risk factors.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The representative shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(g)(1), these securities will not be sold during the Initial Public Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering or commencement of sales of the Initial Public Offering, except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

Representative Warrants

In addition, the Company entered into a separate warrant agreement with I-Banker Securities, Inc. (referred as “I-Bankers”, the “Representative” of the Underwriters) to issue Representative Warrants exercisable to purchase 172,500 ordinary shares at a price of $12.00 per share, subject to adjustment. The representative warrants were issued at the closing of the Initial Public Offering for consideration of $100. The Company accounted for the representative warrants as an offering cost of the Initial Public Offering, with a corresponding credit to shareholders’ equity. The representative warrants had an estimated fair value of $12,075 based on the third party valuation using the binomial lattice model of $0.07 per warrant. The Representative Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement for the Initial Public Offering and the closing of the Initial Business Combination and terminating on the fifth anniversary of such effectiveness date. Notwithstanding anything to the contrary, neither I-Bankers nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement for the Initial Public Offering. The Representative Warrants and such shares to be purchased pursuant to the Representative Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up period of 180 days immediately following the date of the effectiveness of the registration statement for the Initial Public Offering pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated or the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement for the Initial Public Offering except to any underwriter and selected dealer that participated in the Initial Public Offering and their bona fide officers or partners.

NOTE 8 - INCOME TAXES

If the Company is deemed a Chinese tax resident enterprise, its worldwide income, including the interest income from U.S. Treasury bills and mutual funds, will be taxable at a standard rate of 25% for China’s corporate income tax purposes. The interest income is calculated by deducting operation costs and corresponding interest costs from interest revenue. From a tax perspective, the Company is a Chinese tax resident enterprise that should make the tax registration at the competent tax authority of the place where its actual management is located.

The Chinese income tax provisions for the years ended December 31, 2024 and 2023 consist of the following:

	December 31,	December 31,
	2024	2023
Income before provision for income taxes	49,508	1,739,642
China’s corporate income tax standard rate (on income)	25.0%	25.0%
Income tax provision	$12,377	$434,911

As of December 31, 2024 and 2023, the Company did not have any deferred tax assets and liabilities.

A reconciliation of the Chinese income tax rate to the Company’s effective tax rate is as follows:

	December 31,	December 31,
	2024	2023
China’s corporate income tax standard rate	25.0%	25.0%
Income tax provision	25.0%	25.0%

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2024, assets held in the Trust Account were comprised of $7,456,639 in money market funds which are invested primarily in U.S. government securities. During the period ended December 31, 2024, the Company withdrawn $36,300,937 from Trust Account in connection with redemption.

At December 31, 2023, assets held in the Trust Account were comprised of $41,440,980 in money market funds which are invested primarily in U.S. government securities. During the period ended December 31, 2023, the Company withdrawn $31,907,588 from Trust Account in connection with redemption.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,	December 31,
	Level	2024	2023
Assets:
Investments held in Trust Account	1	$7,456,639	$41,440,980

The following table presents information about the Company’s equity instruments that are measured at fair value at February 17, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	Level	February 17, 2023
Equity:
Representative Warrants	3	$12,075
Fair Value of Public Rights for ordinary shares subject to redemption allocation	3	$3,305,100
Fair Value of Public Warrants for ordinary shares subject to redemption allocation	3	$1,104,000

The Public Warrants were valued using the binomial lattice model incorporating the Cox-Ross-Rubenstein methodology. The private and representative warrants were valued using the Black-Scholes model. The following table presents the quantitative information regarding market assumptions used in the valuation of warrants:

February 17,
2023
Market price of public share	$9.56
Risk-free rate	4.23%
Dividend yield	0.00%
Volatility	4.5%

The rights were valued using a scenario analysis. The following table presents the quantitative information regarding market assumptions used in the valuation of the rights. The appraiser determined the value of the rights based on the value of underlying security:

February 17,
2023
Value in De-SPAC(1)	$9.59
Value without De-SPAC(2)	$-
Probability(3)	50.0%
Fair value of Right to buy one Share(4)	$4.79

(1)	As the Founder Share will be converted to an ordinary share at the consummation of a transaction, it is assumed that the value of the Founder Share in the de-SPAC transaction scenario would simply equal the value of the ordinary share in a de-SPAC transaction.

(2)	The probability is as used in warrant analysis

(3)	Probability of the consummation of an initial business combination

(4)	Calculated as the weighted average price

NOTE 10 - SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Operating and formation costs	$1,775,606	$973,470
Interest earned on investments held in Trust Account	$1,956,597	$2,908,568

The key measures of segment profit or loss reviewed by our CODM are interest earned on investments held in Trust Account and operating and formation costs. The CODM reviews interest earned on investments held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Operating and formation costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating and formation costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

NOTE 11 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, except as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 7, 2025, the Company received a deficiency letter from the staff of the Nasdaq notifying the Company that, for the preceding 32 consecutive business days, the Company’s market value of listed securities was below the $50 million minimum requirement for continued inclusion on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A).

On January 17, 2025, the Company, Pubco, the Sponsor, First Merger Sub, Second Merger Sub and Youlife entered into the second amendment to the Business Combination Agreement (the “BCA Second Amendment”) to, among others, clarify that Pubco ADSs shall not be issued to any Company or Youlife shareholders that hold restricted shares, including those to lock-up restrictions, and those shareholders will instead receive Pubco ordinary shares.

On January 24, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to February 18, 2025.

On March 3, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to March 18, 2025.

DISTOKEN ACQUISITION CORPORATION

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets
Cash	$850	$15,073
Prepaid expenses	30,000	31,250
Total current assets	30,850	46,323

Investments held in Trust Account	7,595,517	7,456,639
TOTAL ASSETS	$7,626,367	$7,502,962

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,260,942	$1,112,876
Chinese income taxes payable	514,765	447,288
Chinese VAT and surcharges payable	332,208	326,939
Advances from Sponsor	139,263	923
Promissory note - Sponsor	874,239	764,274
Extension Note - Sponsor	480,000	420,000
TOTAL LIABILITIES	3,601,417	3,072,300

Commitments and contingencies
Ordinary shares subject to possible redemption, 652,170 shares at $11.57 and $11.36 per share redemption value as of March 31, 2025 and December 31, 2024, respectively	7,545,517	7,406,639

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Ordinary shares, $0.0001 par value; 220,000,000 shares authorized; 2,548,000 issued and outstanding (excluding 652,170 shares subject to possible redemption) as of March 31, 2025 and December 31, 2024	255	255
Additional paid-in capital	-	-
Accumulated deficit	(3,520,822)	(2,976,232)
TOTAL SHAREHOLDERS’ DEFICIT	(3,520,567)	(2,975,977)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$7,626,367	$7,502,962

The accompanying notes are an integral part of the unaudited condensed financial statements.

DISTOKEN ACQUISITION CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended
	March 31,
	2025	2024
Operating and formation costs	$411,373	$461,331
Chinese VAT and surcharges	5,269	36,360
Loss from operations	(416,642)	(497,691)
Other income:
Interest earned on investments held in Trust Account	78,407	541,076
Total other income	78,407	541,076
(Loss) Income before provision for income taxes	(338,235)	43,385
Provision for Chinese income taxes	(67,477)	(10,846)
Net (loss) income	$(405,712)	$32,539
Basic and diluted weighted average shares outstanding, redeemable ordinary shares	652,170	3,881,692
Basic and diluted net (loss) income per share, redeemable ordinary shares	$(0.13)	$0.01
Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares	2,548,000	2,548,000
Basic and diluted net (loss) income per share, Non-redeemable ordinary shares	$(0.13)	$0.01

The accompanying notes are an integral part of the unaudited condensed financial statements.

DISTOKEN ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2025

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance - January 1, 2025	2,548,000	$255	$-	$(2,976,232)	$(2,975,977)
Accretion for ordinary shares to redemption amount	-	-	-	(138,878)	(138,878)
Net loss	-	-	-	(405,712)	(405,712)
Balance - March 31, 2025	2,548,000	$255	$-	$(3,520,822)	$(3,520,567)

FOR THE THREE MONTHS ENDED MARCH 31, 2024

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance - January 1, 2024	2,548,000	$255	$-	$(66,400)	$(66,145)
Accretion for ordinary shares to redemption amount	-	-	-	(570,793)	(570,793)
Net income	-	-	-	32,539	32,539
Balance - March 31, 2024	2,548,000	$255	$-	$(604,654)	$(604,399)

The accompanying notes are an integral part of the unaudited condensed financial statements.

DISTOKEN ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended
	March 31,
	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(405,712)	$32,539
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(78,407)	(541,076)
Changes in operating assets and liabilities:
Prepaid expenses	1,250	31,828
Accounts payable and accrued expenses	148,066	335,411
Chinese income taxes payable	67,477	10,846
Chinese VAT and surcharges payable	5,269	36,360
Advances from related party	138,340	—
Net cash used in operating activities	(123,717)	(94,092)

Cash Flows from Investing Activities:
Cash deposited into Trust Account for extension payments	(60,471)	(76,923)
Net cash used in investing activities	(60,471)	(76,923)

Cash Flows from Financing Activities:
Proceeds from Extension Note	60,000	-
Proceeds from promissory note - related party	109,965	75,688
Net cash provided by financing activities	169,965	75,688

Net Change in Cash	(14,223)	(95,327)
Cash - Beginning of period	15,073	96,486
Cash - End of period	$850	$1,159

Non-Cash investing and financing activities:
Due from Sponsor in relation to extension note	$-	$76,923
Accretion of Class A ordinary shares to redemption value	$138,878	$570,793

The accompanying notes are an integral part of the unaudited condensed financial statements.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Distoken Acquisition Corporation (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 1, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (“Business Combination”).

As of March 31, 2025, the Company had not commenced any operations. All activity for the period from July 1, 2020 (inception) through March 31, 2025 relates to the Company’s formation, the preparation of the initial public offering (“Initial Public Offering”), which closed on February 17, 2023, as described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income and unrealized gains from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on February 13, 2023. On February 17, 2023, the Company consummated the Initial Public Offering of 6,900,000 units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 900,000 Units, at $10.00 per Unit, generating gross proceeds of $69,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 545,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement (the “Private Placement”) to the Company’s sponsor, Xiaosen Sponsor LLC (the “Sponsor”), generating gross proceeds of $5,450,000, which is described in Note 4.

Transaction costs amounted to $4,366,343 consisting of $2,070,000 of cash underwriting discount, $1,185,493 fair value of representative shares, $12,075 fair value of representative warrants, and $1,098,775 of other offering costs.

Following the closing of the Initial Public Offering on February 17, 2023, an amount of $70,380,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.20 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (“Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), the ordinary shares included in the Private Units (the “Private Shares”) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares, Private Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with a Business Combination) and (b) not to propose an amendment to the Memorandum and Articles of Association (i) that would affect the ability of holders of Public Shares to redeem or sell their shares to the Company in connection with a Business Combination or to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within 9 months from the closing of the Initial Public Offering (or up to 18 months from the closing of the Initial Public Offering if the Company extends the period of time to consummate a Business Combination) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (c) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

The Company initially had 9 months from the closing of the Initial Public Offering, or until November 17, 2023, to consummate a Business Combination. However, if the Company anticipated that it would not be able to consummate a Business Combination within 9 months, it was originally permitted, by resolution of the Company’s board of directors (the “Board”) if requested by the Sponsor, to extend the period of time to consummate a Business Combination up to three times, each by an additional three months (for a total of up to 18 months), subject to the Sponsor depositing additional funds into the Trust Account (the “Original Extension”). Pursuant to the terms of the Memorandum and Articles of Association and the Trust Agreement entered into between the Company and Continental Stock Transfer & Trust Company on the date of the prospectus for the Initial Public Offering, in order for the time available to consummate the Initial Business Combination to be extended, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, was originally required to deposit into the Trust Account $690,000 ($0.10 per Unit) for each three month extension, up to an aggregate of $2,070,000 for nine months, on or prior to the date of the applicable deadline.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

On November 10, 2023, the Company held an extraordinary general meeting (the “2023 Extension Meeting”), at which the Company’s shareholders approved, as a special resolution, an amendment to the Company’s Memorandum and Articles of Association to amend the terms of the Original Extension and to give the Board the right to extend the date by which the Company has to consummate a Business Combination (such date, the “Termination Date”) from November 17, 2023 on a monthly basis up to twelve (12) times until November 18, 2024, or such earlier date as determined by the Board (the “2023 Extension Amendment”). In connection with the 2023 Extension Amendment, shareholders holding 3,018,308 ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account (the “2023 Extension Redemption”). As a result of the 2023 Extension Redemption, an aggregate amount of $31.9 million (approximately $10.57 per share) was removed from the Trust Account to pay such holders.

On November 10, 2023, the Company issued a promissory note (the “2023 Extension Note”) in the aggregate principal amount of up to $360,000 to the Sponsor (the “2023 Extension Funds”), pursuant to which the 2023 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2023 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.01 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2024, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2023 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of March 31, 2025 and December 31, 2024, there were $360,000 of outstanding borrowings under the 2023 Extension Note.

On each of January 17, 2024 and February 21, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account, or an aggregate of $60,000, to extend the time the Company has to complete an initial Business Combination from January 18, 2024 to March 18, 2024.

On March 28, 2024 and April 9, 2024, the Company deposited a total of $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination from March 18, 2024 to April 18, 2024.

On each of April 22, 2024, May 31, 2024 and June 28, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account, or an aggregate of $90,000, to extend the time the Company has to complete an initial Business Combination from April 18, 2024 to July 18, 2024.

On July 29, 2024, the Company advanced $12,000 from the Company’s operating account into the Trust Account on the Sponsor’s behalf as a partial extension deposit. On August 6, 2024, the Chief Executive Officer of the Company advanced $18,000 to the Company to fully pay the required monthly extension deposit into the Trust Account and to extend the time the Company has to complete an initial Business Combination to August 18, 2024.

On August 21, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to September 18, 2024.

On September 22, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to October 18, 2024.

On October 30, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to November 18, 2024.

On November 14, 2024, the Company held an extraordinary general meeting in lieu of an annual general meeting of shareholders (the “2024 Extension Meeting”), at which the Company’s shareholders approved, as a special resolution, an amendment to the Company’s Memorandum and Articles of Association to give the Board the right to extend the date by which the Company has to consummate a Business Combination from November 18, 2024 on a monthly basis up to twelve (12) times until November 18, 2025, or such earlier date as determined by the Board (the “2024 Extension Amendment”). In connection with the 2024 Extension Amendment, shareholders holding 3,229,522 ordinary shares exercised their right to redeem such shares for a pro rata portion of the Trust Account (the “2024 Extension Redemption”). As a result of the 2024 Extension Redemption, an aggregate amount of approximately $36.3 million (approximately $11.24 per share) was removed from the Trust Account to pay such holders. Following the 2024 Extension Redemption, the Company has 652,170 public shares outstanding.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

In addition, the Company has agreed that it will not withdraw any funds from the Trust Account, including interest earned on the funds held in the Trust Account, to pay for any Chinese income tax that may become due prior to, or in connection with, the closing of an initial business combination.

On November 14, 2024, the Company issued a promissory note (the “2024 Extension Note”) in the aggregate principal amount of up to $360,000 to the Sponsor (the “2024 Extension Funds”), pursuant to which the 2024 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2024 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.046 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2025, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2024 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of March 31, 2025 and December 31, 2024, there was $120,000 and $60,000 of outstanding borrowings under the 2024 Extension Note, respectively.

On November 20, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to December 18, 2024.

On December 23, 2024, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to January 18, 2025.

As of December 31, 2024, the Sponsor made a total of $420,000 of extension deposits into the Trust Account to extend the time the Company has to complete an initial Business Combination to January 18, 2025.

On January 7, 2025, the Company received a deficiency letter from the staff of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the preceding 32 consecutive business days, the Company’s market value of listed securities was below the $50 million minimum requirement for continued inclusion on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A).

On January 24, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to February 18, 2025.

On March 3, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to March 18, 2025.

On March 19, 2025, the Company received a deficiency letter from the staff of the Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5450(b)(2)(B) since the Company did not maintain 1,100,000 publicly held shares as required under the continued listing standards of the Public Shares Requirement. The notification received has no immediate effect on the Company’s Nasdaq listing. The Nasdaq rules provide the Company 45 calendar days, or until May 5, 2025, to submit a plan to regain compliance and a compliance period of up to 180 calendar days, or until September 15, 2025, in which to evidence compliance with the Public Shares Requirement.

On April 22, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to April 18, 2025 (Note 10).

On April 29, 2025, the Company received a deficiency letter from the staff of the Nasdaq notifying the Company that, for the preceding 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the $15 million minimum requirement under the continued listing standards of The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2) (the “MVPHS Requirement”). The Company intends to monitor its MVPHS and may, if appropriate, consider available options to regain compliance with the MVPHS Requirement and continue the listing of its securities on Nasdaq. The Company intends to monitor its MVPHS and may, if appropriate, consider available options to regain compliance with the MVPHS Requirement and continue the listing of its securities on Nasdaq (see Note 10).

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

If the Company is unable to complete a Business Combination by November 18, 2025 (or such earlier date as determined by the Board), as extended by the 2024 Extension Amendment (such period, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $50,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s Board, dissolve and liquidate, subject (in each case) to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Going Concern Consideration

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor issuance of Founder Shares, loan proceeds from the Sponsor of $150,000 under a promissory note and advances from related party. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the Initial Public Offering and the Private Placement proceeds that are due from the Sponsor.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, it would repay such loaned amounts at that time. Up to $1,500,000 of such Working Capital Loans may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Units. As of March 31, 2025 and December 31, 2024, the Company has no outstanding borrowings under the Working Capital Loans.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the unaudited condensed financial statements are issued as it expects to continue to incur significant costs in pursuit of its acquisition plans. In addition, the Company may extend the time to consummate a Business Combination on a monthly basis from November 18, 2024 until November 18, 2025, as determined by the Board. It is uncertain that the Company will be able to consummate a Business Combination during this time period. If a Business Combination is not consummated by November 18, 2025 (if extended by the full amount of time), there will be a mandatory liquidation and subsequent dissolution.

Management has determined that mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution and the liquidity condition raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date these financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 18, 2025. The Company intends to complete a Business Combination before the mandatory liquidation date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 7, 2025. The interim results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.

Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. Specifically, Chinese income taxes payable and Chinese VAT and surcharges payable are now presented as a separate line items on the balance sheets, statements of operations and statements of cash flows and was previously combined and presented as Chinese taxes payable.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $850 and $15,073 in cash as of March 31, 2025 and December 31, 2024, respectively, and no cash equivalents as of such dates.

Investments in Trust Account

At March 31, 2025 and December 31, 2024, the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. government securities. The Company accounts for its investments as trading securities under ASC 320 (Investments-Debt and Equity Securities), where securities are presented at fair value on the condensed balance sheets. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on investments held in Trust Account in the condensed statements of operations.

Redeemable Share Classification

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Public Shares sold as part of the Units in the Initial Public Offering were issued with other freestanding instruments (i.e., Public Warrants and Public Rights) and as such, the initial carrying value of Public Shares classified as temporary equity are the allocated proceeds determined in accordance with ASC 470-20. The Company recognizes changes in redemption value immediately as it occurs and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital and accumulated deficit. Accordingly, at March 31, 2025 and December 31, 2024, shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

At March 31, 2025 and December 31, 2024, the ordinary shares reflected in the condensed balance sheets are reconciled in the following table:

Ordinary shares subject to possible redemption, December 31, 2023	40,760,613
Less:
Redemption of ordinary shares	(36,300,937)
Plus:
Remeasurement of carrying value to redemption value	2,946,963
Ordinary shares subject to possible redemption, December 31, 2024	$7,406,639
Plus:
Remeasurement of carrying value to redemption value	138,878
Ordinary shares subject to possible redemption, March 31, 2025	$7,545,517

The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees, cash underwriting discount, fair value of representative shares, and fair value of representative warrants incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on relative fair value basis, compared to total proceeds received. Offering costs allocated to the Public Shares were charged to temporary equity and offering costs allocated to Public Warrants (as defined in Note 3) were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company has determined there is a possibility it will be considered a Chinese Income Tax Resident for which it will owe taxes to the Chinese government. As such, the Company has accrued $514,765 and $447,288 for Chinese Income Tax as of March 31, 2025 and December 31, 2024, respectively. For the three months ended March 31, 2025 and 2024, the Company recorded an income tax expense, including interest and penalties of $67,477 and $10,846, respectively, related to the Chinese Income Tax estimate. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of the date of filing of these financial statements, the Company has not filed any tax return in China nor paid the amount due for the periods ended March 31, 2025 and December 31, 2024. Management believes that 50% to 500% penalties on underpayment of Chinese income taxes payable cannot be reliably measured. Management estimated that interest and penalties on the unpaid balance of Chinese income taxes payable to be as of March 31, 2025 and 2024 are $67,477 and $0, respectively.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

VAT and surcharges

The Company has determined there is a possibility it will be considered a Chinese Tax Resident for which it will owe taxes to the Chinese government. As such, the Company has accrued $332,208 and $326,939 for Chinese VAT and surcharges as of March 31, 2025 and December 31, 2024, respectively. For the three months ended March 31, 2025 and 2024, the Company recorded a Chinese VAT and surcharges of $5,269 and $36,360, respectively. The Chinese VAT and surcharges were recorded in the Company’s statements of operations. As of the date of filing of these financial statements, the Company has not filed any tax return in China nor paid the amount due for the periods ended March 31, 2025 and December 31, 2024.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instruments could be required within 12 months of the balance sheet date.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of the warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the warrant agreement, management concluded that the warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Net (Loss) Income per Share

The Company complies with accounting and disclosure requirements of Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings Per Share”. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted net (loss) income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the Private Placement since the exercise of the warrants to purchase 7,617,500 ordinary shares is contingent upon the occurrence of future events. As of March 31, 2025 and 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except per share amounts):

	For the Three Months Ended March 31,
	2025		2024
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net (loss)income per ordinary share
Numerator:
Allocation of net (loss)income	$(82,681)	$(323,031)	$19,644	$12,895
Denominator:
Basic and diluted weighted average ordinary shares outstanding	652,170	2,548,000	3,881,692	2,548,000
Basic and diluted net (loss) income per ordinary share	$(0.13)	$(0.13)	$0.01	$0.01

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 became effective as of December 31, 2024 and the Company’s management adopted this ASU 2023-07 in its financial statements and related disclosures (see Note 9).

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 3 - PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,900,000 Units, inclusive of 900,000 Units sold to the underwriters on February 17, 2023, upon the underwriters’ election to fully exercise their over-allotment option, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share, one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right entitles the holder thereof to receive one-tenth (1/10) of one ordinary share upon the consummation of a Business Combination (see Note 7). Each Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share (see Note 7).

NOTE 4 - PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 545,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $5,450,000 from the Company in the Private Placement. Each Private Unit consists of one Private Share, one right (“Private Right”) and one redeemable warrant (“Private Warrant”). Each Private Right entitles the holder thereof to receive one-tenth (1/10) of one ordinary share upon the consummation of a Business Combination (see Note 7). Each whole Private Warrant will be exercisable for one ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Units and all underlying securities will expire worthless.

NOTE 5 - RELATED PARTY TRANSACTIONS

Founder Shares

On July 8, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 1,150,000 ordinary shares (the “Founder Shares”). In August 2021, the Company effected a share dividend of 0.25 shares for each Founder Share outstanding, resulting in the Sponsor holding 1,437,500 Founder Shares. On January 30, 2023, the Company effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 Founder Shares. All share and per-share amounts have been retroactively restated to reflect the share dividend. The Founder Shares include an aggregate of up to 225,000 shares that were subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares (excluding the Private Shares and the Representative Shares, as defined in Note 6) upon the completion of the Initial Public Offering. On February 17, 2023, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering. As such, there are no shares subject to forfeiture.

On January 26, 2023, the shareholders of the Company approved, through an ordinary resolution, the redesignation of authorized share capital from two classes of ordinary shares (Class A and Class B) to one class of ordinary shares and related amendments to the memorandum and articles of association. All share and per-share amounts and descriptions have been retrospectively presented.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) for 50% of the Founder Shares, if the last reported sale price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, (y) for 50% of the Founder Shares, if the last reported sale price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after a Business Combination, or (z) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Administrative Services Agreement

The Company entered into an agreement, commencing on February 15, 2023, to pay the Sponsor or its affiliate up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months ended March 31, 2025, the Company incurred $30,000 in fees for these services, which amount is included in accrued expenses in the accompanying condensed balance sheets. For the three months ended March 31, 2024, the Company incurred $30,000 in fees for these services, $20,000 of which was paid during the period, while the remaining $10,000 is included in accrued expenses in the accompanying condensed balance sheets.

Due from Sponsor

Through March 31, 2024, the Company advanced an aggregate amount of $136,923 from the Company’s operating account into the Trust Account on the Sponsor’s behalf to extend the time the Company has to complete an initial Business Combination. On April 9, 2024, the Sponsor reimbursed the Company for the outstanding $136,923 of advances it made on Sponsor’s behalf. As of March 31, 2025 and December 31, 2024, amounts due from Sponsor are nil.

Advances from Sponsor

The advances from Sponsor represents the amounts paid by the Sponsor on behalf of the Company in excess of the limit that can be drawn against the promissory note. As of March 31, 2025 and December 31, 2024, there was $139,263 and $923 of outstanding balances in advances from Sponsor, respectively.

Promissory Note - Sponsor

On July 8, 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company was able to borrow up to an aggregate principal amount of $150,000. The note was non-interest bearing and was payable on the earlier of (i) September 30, 2022 and (ii) the completion of the Initial Public Offering. In November 2022 the note was amended and the note became payable on the earlier of (i) June 30, 2023 and (ii) the completion of the Initial Public Offering. The outstanding balance of $150,000 was repaid to the Sponsor on March 28, 2023. As of March 31, 2025 and December 31, 2024, there was no outstanding borrowings on the promissory note, and borrowings under the promissory note are no longer available.

On February 26, 2024, the Company issued an unsecured promissory note (the “2024 Note”) in the aggregate principal amount of up to $1,000,000 to the Sponsor, for the Company’s working capital needs. The 2024 Note does not bear interest and matures upon the earlier of the consummation of an initial Business Combination by the Company or the date of the Company’s liquidation. As of March 31, 2025 and December 31, 2024, total borrowings under this note amounted to $874,239 and $764,274, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of March 31, 2025 and December 31, 2024, the Company has no outstanding borrowings under the Working Capital Loans.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Extension Note - Sponsor

As discussed in Note 1, on November 10, 2023, the Company issued the 2023 Extension Note in the aggregate principal amount of up to $360,000 to the Sponsor, pursuant to which the Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2023 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.01 per Public Share not redeemed) for each calendar month until November 18, 2024, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2023 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. In addition, on November 14, 2024, the Company issued the 2024 Extension Note in the aggregate principal amount of up to $360,000 to the Sponsor, pursuant to which the 2024 Extension Funds will be deposited into the Trust Account in monthly installments for the benefit of each Public Share that was not redeemed in connection with the 2024 Extension Amendment. The Sponsor has agreed to pay $30,000 per month (or approximately $0.046 per Public Share not redeemed) that the Company decides to take to complete an initial Business Combination for each calendar month until November 18, 2025, or portion thereof, that is needed to complete an initial Business Combination, for up to an aggregate of $360,000. The 2024 Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial Business Combination, and (b) the date of the liquidation of the Company. As of March 31, 2025 and December 31, 2024, there were $480,000 and $420,000, respectively, of outstanding borrowings under the Extension Notes.

NOTE 6 - COMMITMENTS

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on February 15, 2023, the holders of the Founder Shares, Representative Shares, Private Units and any units that may be issued on conversion of the Working Capital Loans (and any securities underlying the Private Units or units issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration rights agreement.

The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On February 17, 2023, simultaneously with the closing of the Initial Public Offering, the underwriters elected to fully exercise the over-allotment option to purchase an additional 900,000 Units at a price of $10.00 per Unit.

The underwriters were also entitled to a cash underwriting discount of $0.30 per Unit, or $2,070,000 in the aggregate, which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged I-Bankers Securities, Inc. (“I-Bankers”), the representative of the underwriters in the Initial Public Offering, as an advisor in connection with its Business Combination to assist in holding meetings with the Company shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing its securities in connection with its initial Business Combination and assist with press releases and public filings in connection with the Business Combination. The Company will pay I-Bankers a cash fee for such services upon the consummation of its initial business combination in an amount equal to 4.0%, or $2,760,000 in the aggregate, of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable). The Company will also pay I-Bankers a cash fee in an amount equal to 1.0%, or $690,000 in the aggregate, of the gross proceeds of the Initial Public Offering if it introduces the Company to the target business with whom the Company completes its initial Business Combination.

Business Combination Agreement

On May 17, 2024, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Youlife Group Inc., a Cayman Islands exempted company (“Pubco”), the Sponsor, Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Youlife Business Combination”), (a) First Merger Sub will merge with and into Youlife (the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of Youlife being converted into the right to receive shares of Pubco; and (b) Second Merger Sub will merge with and into the Company, with the Company surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of the Company being converted into the right to receive substantially equivalent securities of Pubco.

On November 13, 2024, the Company, Pubco, the Sponsor, First Merger Sub, Second Merger Sub and Youlife entered into the first amendment to the Business Combination Agreement (the “BCA Amendment”), to, among other things, (i) adopt an American depository share facility, (ii) revise the scope and terms of certain lock-up provisions applicable to the Sponsor and Youlife shareholders, and (iii) clarify certain matters related to the dual-class share structure of Pubco following the closing (the “Closing”) of the Youlife Business Combination. Under the new American depository share facility, at the Closing, Pubco will issue its ordinary shares in the form of American depository shares (“Pubco ADSs”) to the Company and Youlife shareholders holding registered shares, which Pubco ADSs will be listed on the Nasdaq Capital Market in lieu of Pubco ordinary shares, and the warrants to be issued by Pubco will be exercisable for Pubco ADSs. Upon becoming registered shares, Pubco ordinary shares will be exchangeable for Pubco ADSs.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

On January 17, 2025, the Company, Pubco, the Sponsor, First Merger Sub, Second Merger Sub and Youlife entered into the second amendment to the Business Combination Agreement (the “BCA Second Amendment”) to, among others, clarify that Pubco ADSs shall not be issued to any Company or Youlife shareholders that hold restricted shares, including those subject to lock-up restrictions, and those shareholders will instead receive Pubco ordinary shares.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco, the Company and Youlife entered into lock-up agreements (the “Lock-Up Agreements”) with the Sponsor and with certain shareholders of Youlife. The Lock-Up Agreements provide for a lock-up period commencing on the closing date and ending on the 12-month anniversary of the closing date and with respect to 50% of such shares, on the date on which the last reported sales price of the Class A ordinary shares of Pubco equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

Shareholder Support Agreements

Simultaneously with the execution of the Business Combination Agreement, the Company, Youlife and certain shareholders of Youlife entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the shareholders of Youlife have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Youlife Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Business Combination Agreement, certain Youlife shareholders entered into non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”) in favor of Pubco, Youlife and the Company. Under the Non-Competition and Non-Solicitation Agreements, certain Youlife shareholders agreed not to compete with Pubco during the three-year period following the closing and, during such three-year restricted period, not to solicit employees or customers of Pubco. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Vendor Agreement

On March 5, 2024, the Company entered into an agreement with a vendor for legal and consulting services, rendering the previous agreement with the same vendor entered into in 2023 void. The agreement provides that the Company will pay the vendor $500,000 as follows: (i) $200,000, which had already been paid, (ii) $50,000 by no later than March 15, 2024; (iii) $100,000 upon execution of the business combination agreement, or the merger agreement, as the case may be; and (iv) $150,000 upon submission of the S-4/F-4 proxy to the SEC. Additionally, if the Business Combination closes, the Company will make a final additional payment of $950,000. If the Business Combination does not close, the Company shall not be responsible for any further payments. On May 4, 2023, the Company paid the $200,000 retainer based on the previous agreement entered into 2023, which was carried forward to the current agreement. As of December 31, 2023, $169,935 has been charged against the retainer amount, and the remainder of $30,065 was recorded as prepaid expenses. The $30,065 prepaid amount was fully utilized during the year ended December 31, 2024 and this amount was charged to expense. On April 10, 2024, the Company paid the second installment payment of $50,000. In addition, the Company incurred additional business combination fees of $674,821 in relation to this agreement, $210,073 of which has been billed as of March 31, 2025 while the remaining unbilled amount of $464,748 has been included in the accrued expenses balance in the accompanying condensed balance sheets.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 7 - SHAREHOLDERS’ DEFICIT

Preference Shares - The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At March 31, 2025 and December 31, 2024, there were no preference shares issued and outstanding.

Ordinary Shares -  On January 26, 2023, the shareholders of the Company approved, through an ordinary resolution, the redesignation of authorized share capital from two classes of ordinary shares (Class A and Class B) to one class of ordinary shares and related amendments to the memorandum and articles of association. All share and per-share amounts and descriptions have been retrospectively presented.

The Company is authorized to issue 220,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote for each share. In August 2021, the Company effected a share dividend of 0.25 shares for each founder share outstanding, resulting in the Sponsor holding 1,437,500 Founder Shares. On January 30, 2023, the Company effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 Founder Shares. At March 31, 2025 and December 31, 2024, there were 2,548,000 ordinary shares issued and outstanding, which includes 1,725,000 Founders Shares, 545,000 shares in the Private Units, 278,000 Representative Shares, and excluding 652,170 ordinary shares subject to possible redemption. As a result of the underwriters’ election to fully exercise their over-allotment option on February 17, 2023, a total of 225,000 Founder Shares and 33,000 representative shares are no longer subject to forfeiture.

Rights - Each holder of a right will receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Warrants - The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 60 business days following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available.

Once the Public Warrants become exercisable, the Company may redeem the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Rights or Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Rights and Public Warrants may expire worthless.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

Representative Shares

On July 28, 2020 the Company issued to EarlyBirdCapital and its designees an aggregate of 100,000 ordinary shares for aggregate consideration of $10.00, of which 2,250 were subsequently forfeited in August 2021. In August 2021, the Company also issued to I-Bankers Securities, Inc. and its designees an aggregate of 155,250 ordinary shares at a purchase price of $0.0001 per share, for aggregate consideration of $15.50. On October 28, 2021, the Company issued to EarlyBirdCapital and I-Bankers Securities, Inc. and its designees, 12,132 and 12,868, respectively, ordinary shares at a purchase price of $0.0001 per share, for minimal consideration of $2.50. Of the representative shares, 33,000 are no longer subject to forfeiture due to the underwriters’ exercise of their over-allotment option in full at the Initial Public Offering. Upon issuance, the representative shares were accounted for as deferred offering cost and were charged to shareholders equity upon the Initial Public Offering. The Company estimated the fair value of the 97,750 (net of 2,250 forfeited) representative shares issued on July 28, 2020 to be $2,151 based upon the price of the Founder Shares issued to the Sponsor of $0.022 per share and recorded as deferred offering costs accordingly. The 155,250 representative shares issued on August 23, 2021 and 25,000 representative shares issued on October 28, 2021 had an aggregate fair value using the scenario analysis, of which the stock price input into the founder shares scenario analysis was valued using a binomial lattice, of $1,019,993 ($6.57 per share) and $165,500 ($6.62 per share), respectively, or a total aggregate value of $1,185,493. Accordingly, $1,185,493 were accounted for as offering costs at the closing of the Initial Public Offering. The representative shares are classified as Level 3 at the measurement date due to the use of unobservable inputs including the probability of a business combination, the probability of the initial public offering, and other risk factors.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The representative shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(g)(1), these securities will not be sold during the Initial Public Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering or commencement of sales of the Initial Public Offering, except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

Representative Warrants

In addition, the Company entered into a separate warrant agreement with I-Banker Securities, Inc. (referred as “I-Bankers”, the “Representative” of the Underwriters) to issue Representative Warrants exercisable to purchase 172,500 ordinary shares at a price of $12.00 per share, subject to adjustment. The representative warrants were issued at the closing of the Initial Public Offering for consideration of $100. The Company accounted for the representative warrants as an offering cost of the Initial Public Offering, with a corresponding credit to shareholders’ equity. The representative warrants had an estimated fair value of $12,075 based on the third party valuation using the binomial lattice model of $0.07 per warrant. The Representative Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement for the Initial Public Offering and the closing of the Initial Business Combination and terminating on the fifth anniversary of such effectiveness date. Notwithstanding anything to the contrary, neither I-Bankers nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement for the Initial Public Offering. The Representative Warrants and such shares to be purchased pursuant to the Representative Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up period of 180 days immediately following the date of the effectiveness of the registration statement for the Initial Public Offering pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated or the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement for the Initial Public Offering except to any underwriter and selected dealer that participated in the Initial Public Offering and their bona fide officers or partners.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 8 - FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At March 31, 2025, assets held in the Trust Account were comprised of $7,595,517 in money market funds which are invested in U.S. government securities. During the quarter ended March 31, 2025, the Company had no withdrawals from the Trust Account.

At December 31, 2024, assets held in the Trust Account were comprised of $7,456,639 in money market funds which are invested in U.S. government securities. During the period ended December 31, 2024, the Company withdrew $36,300,937 from the Trust Account in connection with shareholder redemptions.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		March 31,	December 31,
	Level	2025	2024
Assets:
Investments held in the Trust Account	1	$7,595,517	$7,456,639

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 9 - SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024
Operating and formation costs	$411,373	$461,331
Interest earned on investments held in the Trust Account	$78,407	$541,076

The key measures of segment profit or loss reviewed by our CODM are interest earned on investments held in the Trust Account and operating and formation costs. The CODM reviews interest earned on investments held in the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Operating and formation costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating and formation costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

DISTOKEN ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2025

(UNAUDITED)

NOTE 10 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, except as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On April 16, 2025, the Company and Pubco entered into a subscription agreement with an investor to purchase 1,184,949 Class A ordinary shares of Pubco, par value $0.0001 per share, at a price of $10.00 per share, for an aggregate purchase price of $11,849,490, in a private placement to be consummated simultaneously with the closing of the Business Combination. Ms. Yunqiu Dai, a director of Youlife is the sole director of the investor. The consummation of the transactions contemplated by the subscription agreement is conditioned on the substantially concurrent closing of the Business Combination and other customary closing conditions. The investor was granted certain customary resale registration rights in the subscription agreement.

On April 22, 2025, the Company deposited $30,000 of the amounts received from the Sponsor into the Trust Account to extend the time the Company has to complete an initial Business Combination to April 18, 2025.

On April 28, 2025, the Company and Pubco entered into additional subscription agreements with additional investors to purchase an aggregate of 1,520,000 Class A ordinary shares of Pubco, at a price of $10.00 per share, for an aggregate purchase price of $15,200,000, in a private placement to be consummated simultaneously with the closing of the Business Combination. The consummation of the transactions contemplated by these subscription agreements is conditioned on the substantially concurrent closing of the Business Combination and other customary closing conditions. The investors were granted certain customary resale registration rights in the subscription agreements.

On April 29, 2025, the Company received a deficiency letter from the staff of the Nasdaq notifying the Company that, for the preceding 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the $15 million minimum requirement under the continued listing standards of The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2) (the “MVPHS Requirement”). The Company intends to monitor its MVPHS and may, if appropriate, consider available options to regain compliance with the MVPHS Requirement and continue the listing of its securities on Nasdaq.