Form 20-F
period 2025-12-31
Youlife Group Inc.
filed 2026-04-30
CIK 2028177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

For the transition period from_____to_____

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Yunlei Wang

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900, China

+86 21 6173-6744

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, each representing one Class A ordinary share, $0.0001 par value per share	YOUL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report: As of December 31, 2025, there were (1) 76,048,500 ordinary shares (consisting of 64,887,692 Class A ordinary shares or Class A ordinary shares represented by American depositary shares and 11,160,808 Class B ordinary shares) and 7,617,500 warrants outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADS(s)” means the American Depositary Share(s) of Youlife, each ADS representing one Class A Ordinary Share of Youlife.

●	“Board” refers to the board of directors of the Company, as constituted from time to time.

●	“Business Combination” refers to the business combination contemplated by the Business Combination Agreement.

●	“Business Combination Agreement” refers to that certain business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025, by and among Distoken, Youlife, the Sponsor, First Merger Sub, Second Merger Sub and Youlife International.

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of the Company, par value $0.0001 per share.

●	“Class B Ordinary Shares” refers to the Class B ordinary shares of the Company, par value $0.0001 per share.

●	“Closing” refers to the closing of the transactions contemplated by the Business Combination Agreement.

●	“Closing Date” refers to the date on which the Business Combination is consummated, which was July 9, 2025.

●	“Cayman Companies Act” refers to the Cayman Companies Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto.

●	“Company Lock-up Agreement” refers to the lock-up agreement to be entered into prior to the Closing by and among by each securityholder of Youlife International (other than Mr. Yunlei Wang), in favor of and for the benefit of Youlife, Distoken, Youlife International and each of Youlife’s, Distoken’s and/or the Youlife International’s present and future affiliates, successors and direct and indirect Subsidiaries, or the amended and restated lock-up agreement amending and restating the lock-up agreement, dated as of May 17, 2024, entered into by certain of the securityholders of Youlife International.

●	“depositary” refers to Citibank, N.A.

●	“Distoken” refers to Distoken Acquisition Corporation, a Cayman Islands exempted company.

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

●	“Exchange Ratio” refers to the quotient obtained by dividing (i) the Company Merger Shares as of the First Merger Effective Time by (ii) the number of Company Securities.

●	“First Merger” refers to the merger by First Merger Sub with and into Youlife International, with Youlife International surviving and continuing as a wholly-owned subsidiary of Youlife.

●	“First Merger Effective Time” refers to the effective time of the First Merger.

●	“First Merger Sub” refers to Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Youlife.

●	“Founder Shares” refers to 1,725,000 Distoken Ordinary Shares held by the Sponsor, which were converted into the ADSs at the Second Merger Effective Time and are subject to a one-year lock-up period pursuant to the Founder Lock-up Agreement. The ADSs to be exchanged from the Founder Shares will be released from such lockup if the ADSs equal or exceed $12.50 for at least 20 trading days out of any 30 consecutive trading days commencing at least 150 days after the Closing Date.

●	“HKD” or “HK$” refers to the Hong Kong dollar, the lawful currency of the Hong Kong Special Administrative Region of the PRC.

●	“Hong Kong Subsidiaries” refers to the subsidiaries of Youlife International incorporated in Hong Kong, the Hong Kong Special Administrative Region of the PRC, including Youlife Technology Limited and You Service Industrial Company Limited.

●	“HR” refers to human resources.

●	“I-Bankers” refers to I-Bankers Securities, Inc., representative of the underwriters in Distoken’s Initial Public Offering.

●	“Insiders” refers to the Sponsor, and the directors and officers of Distoken.

●	“Insider Letter Agreement” refers to the letter agreement, dated February 15, 2023, among Distoken, the Sponsor and the executive officers and directors of Distoken.

●	“Investment Company Act” refers to the Investment Company Act of 1940, as amended.

●	“IPO” or “Initial Public Offering” refers to Distoken’s initial public offering of its Public Units, pursuant to the final prospectus of Distoken, dated February 13, 2023, in connection with the IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on February 15, 2023 (File No. 333-248822)..

●	“JOBS Act” refers to Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.

●	“Mergers” refers to, collectively, the First Merger and the Second Merger.

●	“Nasdaq” refers to The Nasdaq Global Market.

●	“Ordinary Shares” refers to, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

●	“PCAOB” refers to the Public Company Accounting Oversight Board (or any successor thereto).

●	“PFIC” refers to a passive foreign investment company.

●	“PRC” or “China” refers to the People’s Republic of China.

●	“Public Warrants” refers to refers to the redeemable warrants, each entitling its holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“Registration Rights Agreement” refers to that certain registration rights agreement, dated February 15, 2023, entered into by Distoken, the Sponsor and the other parties thereto.

●	“RMB” refers to Renminbi, the lawful currency of the PRC.

●	“Representative Warrants” refers to the warrants held by I-Bankers Securities, Inc., each entitling its holder to purchase one Class A Ordinary Share at an exercise price at a price of $12.00 per share, subject to adjustment.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“SEC” refers to the U.S. Securities and Exchange Commission.

●	“Second Merger” refers to the merger by Second Merger Sub with and into Distoken, with Distoken surviving and continuing as a wholly-owned subsidiary of Youlife.

●	“Second Merger Effective Time” refers to the effective time of the Second Merger.

●	“Second Merger Sub” refers to Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco.

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Shareholder Support Agreement” refers to that certain shareholder support agreement, dated as of May 17, 2024, entered into by and among Distoken, Youlife International and certain shareholders of Youlife International in connection with the Business Combination Agreement.

●	“Shanghai Youerlan” refers to Shanghai Youerlan Information Technology Co., Ltd.

●	“Sponsor” refers to Xiaosen Sponsor LLC.

●	“Sponsor Warrants” refers to the warrants held by the Sponsor, each entitling the Sponsor to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States of America.

●	“US$,” “$” or “USD” refers to the United States dollar, the lawful currency of the United States of America.

●	“Warrants” refers to, collectively, the Public Warrants, the Sponsor Warrants and the Representative Warrants.

●	“Working Capital Loans” refers to working capital loans that the Sponsor, an affiliate of the Sponsor, or certain of Distoken’s officers and directors or their affiliates may, but are not obligated to, loan to Distoken.

●	“Youlife,”“we,” “us,” “our,” “our company,” or “the Company” refers to Youlife Group Inc. and its subsidiaries.

●	“Youlife International” refers to Youlife International Holdings Inc., a Cayman Islands exempted company.

●	“Youlife International Founder Shares” refers an aggregate of 54,649,139 ordinary shares of Youlife International held by Youtch Investment Co., Ltd. (which is indirectly wholly owned by Mr. Yunlei Wang, chief executive officer and chairman of the Board of Youlife International and Pubco) that are issued and outstanding immediately prior to the time the First Merger is effective.

●	“Youlife International Ordinary Shares” refers to the ordinary shares, par value $0.0001 per share, of Youlife International.

●	“Youlife International Shareholders” refers to, collectively, the holders of Youlife International Ordinary Shares.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report includes our audited consolidated financial statements for the 2023, 2024 and 2025 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9931 to US$1.00, the noon buying rate on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The ADSs, representing our Class A Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “YOUL.”

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this annual report.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives;

●	the outcome of any legal proceedings that may be instituted against us;

●	the ability to maintain the listing of our securities on Nasdaq;

●	geopolitical risks and changes in applicable laws or regulations;

●	anticipated economic, business, and/or competitive factors;

●	exchange rate instability;

●	the possibility that expansion of customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;

●	our ability to retain and grow customer base;

●	our success in finding and maintaining future strategic partnerships and inorganic opportunities;

●	the potential liquidity and trading of our public securities;

●	our ability to raise financing in the future;

●	failure to develop and protect our brand; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this annual report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

The Company is a Cayman Islands holding company and not a Chinese operating company. We carry out our business in China through our wholly-owned PRC subsidiaries. We face various legal and operational risks and uncertainties associated with being based in or having substantially all of our operations in China. We are subject to complex and evolving laws and regulations in China. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with very short notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For instance, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For details, see “—D. Risk Factors—Risks Relating to Doing Business in China.”

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”). On December 16, 2021, the PCAOB issued a report notifying the U.S. Securities Exchange Commission (the “SEC”), of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if following the completion of the Business Combination, we are identified as a Commission-identified Issuer for two consecutive years. Our auditor, Onestop Assurance PAC, an independent registered public accounting firm headquartered in Singapore which issues the audit report included elsewhere in this annual report, is a public accounting firm registered with the PCAOB and will be subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is inspected by the PCAOB on a regular basis and was not subject to the determination announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions, and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

We conduct business in the PRC primarily through our PRC subsidiaries. Our operations in the PRC are governed by laws and regulations of the PRC. As of the date of this annual report, our PRC subsidiaries have obtained the necessary licenses and permits from the PRC government authorities, including (1) the Human Resources Service Licenses for the operation of the employment intermediary activities and other human resources services; (2) the Labor Dispatch Operation Licenses for the operation of the labor dispatch business; (3) the Value-added Telecommunications Business License for the future operation of the electronic commerce business; (4) the Food Business Licenses for the sales of food; and (5) the Publication Business Licenses for the operation of the business of book retailing. If (1) we do not receive or maintain any required permissions or approvals, (2) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (3) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, there is no assurance that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and our business, financial condition and results of operations may be materially and adversely affected. In addition, the PRC government has sought to exert more oversight and supervision over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The PRC government has sought to exert more regulation and supervision on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. On September 24, 2024, the Administrative Regulations on Cyber Data Security was promulgated by the State Council and came into effect on January 1, 2025. The Administrative Regulations on Cyber Data Security, among other things, specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, this regulation requires that if the cyber data processing activities affects or may affect national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, (the “Overseas Listing Trial Measures”) and five supporting guidelines, issued by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023, (collectively the “Overseas Listing Filing Rules”), if a PRC domestic company intends to complete a direct or indirect overseas (1) initial public offering and listing, or (2) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (1) any material change to principal business, licenses or qualifications of the issuer; (2) a change of control of the issuer or any material change to equity structure of the issuer; and (3) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (1) a change of control of the issuer; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (3) change of the listing status or transfer of the listing board; and (4) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter. If the reporting entity fails to fulfill the filing procedure in accordance with the Overseas Listing Filing Rules, the relevant domestic entities may be ordered to correct, warned, and imposed a fine of between RMB1,000,000 and RMB10,000,000 by CSRC. Directly liable persons-in-charge and other directly liable persons may be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Furthermore, the controlling shareholder and actual controller of the relevant domestic entities that organize or instruct the aforementioned violations may be imposed a fine of RMB1,000,000 and RMB10,000,000.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC. However, given (1) the evolving enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (2) that the PRC government authorities have discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape.

Cash and Asset Flows through Our Organization

Cash may be transferred within the group in the following manner: (1) we may transfer funds to our subsidiaries by way of equity investments or intercompany loans, and (2) our subsidiaries may make dividends or other distributions to our Company. As of the date of this annual report, except that (1) in 2023, cash in the form of intercompany loans in the amount of US$1.7 million was transferred from Youlife International to Youlife Technologies, and (2) in 2023 and 2024, cash in the form of intercompany loans in the amount of US$4.5 million and US$0.6 million was transferred from Youlife Technology to Shanghai Youerlan, respectively, and (3) in 2025, cash in the form of equity investments in the amount of US$6.4 million was transferred from Youlife International to its Hong Kong Subsidiaries, and cash in the form of equity investments in the amount of US$6.4 million was transferred from the Hong Kong Subsidiaries to Zhejiang Youlan International. No other transfers, dividends or distributions have been made among us and our subsidiaries, or to investors in 2023, 2024 and 2025, and no other cash flows and transfers of other assets by type have occurred between us and our subsidiaries in 2023, 2024 and 2025. None of us or our subsidiaries intends to distribute earnings or settle amounts owed. We have established stringent controls and procedures for cash flows within the organization. Each transfer of cash among us and our subsidiaries is subject to internal approval. Our finance department manages and supervises the transfers of funds based on internal policy. Under this policy, the amount of inter-company transfer of funds is determined based on the working capital needs of the subsidiaries and inter-company transactions, and is subject to internal approval process and funding arrangements. Our finance department closely monitors and manages the cash transfers through the organization by preparing monthly reports and annual budget plans. Each transfer of cash is also subject to internal report and approval process by reference to such policy. We currently do not maintain any cash management policies that specifically dictate how funds may be transferred throughout our organization and investors. Rather, funds can be transferred within the group based on its specific business needs and in accordance with the applicable laws and regulations of mainland China.

There is currently no exchange control in the Cayman Islands and no restriction to transfer funds out of or into the Cayman Islands; however, currency exchange control measures imposed by the PRC government may restrict the ability of the PRC subsidiaries to transfer their cash to us and other subsidiaries incorporated outside the PRC. We may also make loans and additional capital contribution to our subsidiaries or branches, subject to certain requirements under the PRC laws. In addition, our PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our PRC subsidiaries to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. Under the PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including our subsidiaries and U.S. investors. Our ability to distribute earnings to Youlife and U.S. investors is also limited. As the PRC government imposes control over currency conversion pursuant to PRC regulations, it may impose certain limitations on our ability to transfer cash between us, our subsidiaries, and our investors, primarily reflected in the following aspects: (1) we might be restricted from providing capital or loans to the PRC subsidiaries, which may adversely affect the operations of the PRC subsidiaries, (2) the PRC subsidiaries may be restricted from paying dividends to us, and (3) if we are unable to obtain dividends from the PRC subsidiaries, it may adversely impact the dividends distribution to investors. To the extent cash or assets in our business that is in mainland China or Hong Kong or a mainland China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the impositions of restrictions and limitations on our ability, or our subsidiaries by the PRC government to transfer cash or assets. See “—D. Risk Factors—Risks Relating to Doing Business in China—Regulations of the PRC relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of the PRC” and “—D. Risk Factors—Risks Relating to Doing Business in China—Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Recent Developments

On January 22, 2026, we entered into a share exchange agreement with Lightred Investment Co., Ltd. (the “Seller”) and YouheHR Group Inc. in connection with the acquisition of four regional human resources service companies. We expect that this acquisition will enhance our operating foundation in workforce deployment, regional service delivery, and long-term objective of building a scalable, nationwide blue-collar services platform. This acquisition is structured as a pure-equity share exchange, with consideration linked to the future performance of the acquired companies. We expect to issue 4,967,810 Class A Ordinary Shares to the Seller at the closing, which we currently expect to occur in May 2026.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	We have a limited operating history in the evolving blue-collar lifetime service industry, which makes it difficult to evaluate our future prospects.

●	We have incurred net losses and accumulated losses in the past and may not be able to achieve profitability in the future.

●	Our historical growth rates may not be indicative of our future growth.

●	We may not compete successfully in the blue-collar lifetime service industry.

●	If we are unable to keep pace with the rapidly evolving industry in which we operate, our business may suffer.

●	The industry we operate in is highly regulated in the PRC and subject to complicated PRC laws and regulations. Failure to comply with such PRC laws and regulations may adversely affect our reputation, business and results of operations.

Risks Relating to Doing Business in China

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer our securities to investors, and cause the value of our securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.

●	The PRC government exerts substantial influence over the conduct of our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.

●	The PRC government exerts substantial influence over the conduct of our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition, results of operations, and the value of our securities.

Risks Relating to Our Securities

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	The price of our securities may be volatile, and the value of our securities may decline.

●	The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	The exclusive forum provision in the Amended and Restated Warrant Agreement could limit warrant holders’ ability to obtain what they believe to be a favorable judicial forum for the relevant disputes.

●	Our Warrants may never be in the money, and they may expire worthless.

●	We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are not subject to U.S. proxy rules and are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations in China, and a majority of our directors and executive officers reside outside of the United States.

Risks Relating to Our Business and Industry

We have a limited operating history in the evolving blue-collar lifetime service industry, which makes it difficult to evaluate our future prospects.

Although we initiated our business in 2009 as a blue-collar vocational education service provider, we have upgraded our business model over the years to incorporate employee management services and market services and solutions, and became a blue-collar lifetime service provider in China in 2014. Therefore, we have a limited operating history in the evolving blue-collar lifetime service industry. Our business is difficult to evaluate due to a lack of operational history, and our prospects will be dependent on our ability to meet a number of challenges, including difficulties in our ability to achieve market acceptance of our business model and attract and retain blue-collar talent, as well as increasing competition and increasing expenses as we continue to grow our business. Because we have a limited operating history, you may not be able to evaluate our future prospects accurately. Furthermore, we may from time to time decide to make further changes to our business model due to a variety of factors, including changes in the market and competitors introducing new services. If we are not able to successfully meet these challenges, our prospects, business, financial condition and results of operations would be materially adversely affected.

We have incurred net losses and accumulated losses in the past and may not be able to achieve profitability in the future.

We had net losses in the past and may not be able to achieve or maintain profitability in the future. We recorded net profit of RMB79.3 million, net losses of RMB52.4 million and net profit of RMB42.7 million (US$6.1 million) in 2023, 2024 and 2025, respectively. Our ability to achieve and maintain profitability will depend on, among other factors, our ability to attract and retain blue-collar talent, diversify vocational education services, enhance customer satisfaction, develop new technologies, compete effectively and successfully and develop new service offerings, which may be beyond our control. If we are unable to generate adequate revenue and manage our costs and expenses, we may continue to incur losses in the future and may not be able to achieve or subsequently maintain profitability.

In addition, we recorded an accumulated loss of RMB549.8 million, RMB621.8 million and RMB579.8 million (US$82.9 million) in 2023, 2024 and 2025, respectively. We cannot assure you that our accumulated losses would turn into retained profits. If we are not able to continue to improve our financial performance in the future or if we incur further losses in the future, our business, results of operations and prospects may be materially affected. So far as the accumulated losses remain, we may not be able to distribute dividends.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our revenue increased from RMB1,365.9 million in 2023 to RMB1,585.6 million in 2024, with a growth rate of 16.1%. Our gross profit increased from RMB200.4 million in 2023 to RMB229.1 million in 2024, with a growth rate of 14.3%. Our revenue further increased from RMB1,585.6 million in 2024 to RMB1,854.3 million (US$265.2 million) in 2025, with a growth rate of 16.9%. Our gross profit decreased from RMB229.1 million in 2024 to RMB192.1 million (US$27.5 million) in, 2025, with a decrease rate of 16.2%. We recorded net profit of RMB79.3 million, net losses of RMB52.4 million, and net profit of RMB42.7 million (US$6.1 million) in 2023, 2024 and 2025, respectively.

While our business has grown in 2023, 2024 and 2025, we cannot assure you that we are able to continue to grow our business for various reasons, including uncertainty of our continuous launch of new services or expansion of our existing services that currently are of relatively small scale, intensified competition in the blue-collar lifetime service industry in China and uncertainty of customer demand on our services which may be affected by various factors. Our revenue, expenses and results of operations may vary from time to time due to factors beyond our control. As a result of these and other factors, we cannot assure you that our future revenues will increase or that we will continue to be profitable. Accordingly, investors should not rely on our historical results as an indication of our future financial or operating performance. In addition, our anticipated expansion and investment in new services may place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or implement all such systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not compete successfully in the blue-collar lifetime service industry.

We face intense competition from our competitors in the blue-collar lifetime service industry and may suffer from loss of corporate customers, blue-collar talent, students and teachers. The blue-collar lifetime service industry in the PRC is rapidly evolving highly fragmented and competitive, according to CIC. The top five blue-collar lifetime service platforms aggregate accounted for approximately 0.2% of China’s blue-collar lifetime service market in terms of revenue in 2025, and we were the largest blue-collar lifetime service platform in China in terms of revenue generated from blue-collar lifetime services in 2025, according to CIC. Our competitors primarily comprise other blue-collar lifetime service platforms, vocational education service providers, blue-collar transaction-based recruitment service providers, blue-collar employee management service providers and blue-collar market service providers. We compete with our competitors in the HR recruitment service, employee management service and market service industries for corporate customers and blue-collar talent, and those in the vocational education industry for students and teachers. For example, competition for blue-collar talent with proven professional skills, qualifications and experience is intense, and qualified candidates may not be available to us in sufficient numbers or on employment terms acceptable to us. Future competitors may also from time to time enter into this growing market as supported by more favorable government policies. We distinguish us among our competitors and primarily compete on a few major factors, including one-stop comprehensive service offerings for blue-collar talent, in-depth knowledge in skill improvement and lifetime career development, strong digitalization capabilities, clear focus on blue-collar talent, and favorable brand reputation. However, some of our competitors may have longer operating history, wider corporate customer and blue-collar talent base, better brand recognition and reputation, greater management and financial resources, more advanced technologies, and stronger selling and marketing capabilities. Our competitors may copy our business model and plagiarize our services. In addition, our competitors may expand their services through acquisitions and strategic alliance. We may also face potential competition from a variety of blue-collar lifetime service providers that may also build similar integrated service offerings like ours. If we are unable to compete effectively, successfully and at reasonable cost against our existing and potential competitors, our business prospects, financial condition and results of operations could be materially and adversely affected.

Our business and results of operations depend on our ability to price our services and our ability to maintain and raise the fees we charge.

Our results of operations are affected by our ability to price our services, including our service fees for our vocational education services and service fees for our HR recruitment services and employee management services. For example, we determine our management fees and service fees for vocational education management services and curriculum development projects based on a number of factors, primarily including the student enrollment of each school/curriculum, the type of services we provide and the geographic location of the schools our cooperate with. We determine the service fees for HR recruitment services primarily based on (1) the industries and geographic locations of the work vacancies, (2) the working environment and employee welfare, (3) the difficulties and sizes of recruitment and (4) the comparable market prices. Our ability to maintain our pricing model or to raise our fees is primarily dependent on the quality of the services and programs we offer and our brand recognition. However, our customers may enter into new agreements with us on different pricing terms and our pricing model may not be effective and competitive at all times to reflect the supply and demand of our services, which may in turn affect our ability to generate revenue and maintain profitability. Additionally, if the PRC government issues more pricing guidance for our services, it may negatively affect the prices of our services and in turn have a material adverse effect on our business and results of operations. Our corporate customers, especially large and global corporates, may gain more bargaining power and demand for greater price concessions when negotiating the prices, as a result of which, we may need to reduce our prices to maintain competitiveness and retain such customers. Furthermore, with the introduction of new services or competing services, or with voluntary price lowering by our competitors, we may be forced to lower the prices for our services to maintain competitiveness. Although we have been able to keep our pricing model and raise the fees we charged in the past, we cannot assure you that we will be able to do so in the future, failing which may adversely affect our business, results of operations and financial condition.

If we are unable to keep pace with the rapidly evolving industry in which we operate, our business may suffer.

We operate in the blue-collar lifetime service industry, which is rapidly evolving. For example, we design and offer diversified vocational education services in accordance with the industry trend and market demands for blue-collar talent with different skillsets. We also provide various forms of HR recruitment services and employee management services to cater to our corporate customers’ evolving needs and preferences. Our corporate customers, particularly those in the new economy sectors, are experiencing rapid development, therefore their demands for blue-collar talent and in turn our services are constantly changing as well. Our past success has been built on our ability to timely identify and adapt to the evolving market trends and expand our business along the life cycle of blue-collar talent. Our ability to further grow our business and increase profitability largely depends on our capabilities to keep up with the rapid changes in the industry we operate in and our ability to predict the future market trends and demands. If we cannot keep up with the rapid changes in the industry we operate in, including our failure to accommodate our corporate customers’ evolving needs for blue-collar talent with specific skillsets and to design innovative and practical curricula and programs to equip students with the latest knowledge and skillsets, our business, results of operations and prospect may be materially and adversely affected.

The industry we operate in is highly regulated in the PRC and subject to complicated PRC laws and regulations. Failure to comply with such PRC laws and regulations may adversely affect our reputation, business and results of operations.

The blue-collar lifetime service industry we operate in are highly regulated in the PRC and subject to complicated PRC laws and regulations in many aspects. Regulations and policies may vary from region to region and change from time to time. Misinterpretation or misapplication of such laws and regulations may result in our non-compliance. Non-compliance with any applicable laws and regulations may lead to disciplinary warnings, fines or penalties, which may in turn materially and adversely affect our business, financial condition, results of operations and prospects. Moreover, these laws and regulations may change from time to time to accommodate the development of the industry. For example, the Interim Regulation on Human Resources Market strengthens supervision requirements in the HR recruitment service industry. We may also be affected by any government policy that may result in increases in the minimum labor wages.

In addition, we cannot assure you that the implementation of any rules and regulations by the competent authorities will not deviate from our current understanding or interpretation of it. Compliance with any changes in existing or new government laws, regulations or policies may also increase our costs which may adversely affect our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to comply with the requirements of any amended or newly promulgated laws, regulations and policies in all material aspects.

Any misinterpretation and misunderstanding of the applicable laws and regulations could render our business to be terminated or suspended by the relevant authorities, or subject us to fines or penalties, which in turn could materially and adversely affect our reputation, business, financial condition and results of operations.

We depend on our five largest suppliers to provide the HR recruitment and employee management services and the market services, and if we are unable to develop and maintain successful relationships with these suppliers or any delay or interruption in providing these services occurs, our business, results of operations and financial condition could be adversely affected.

We primarily rely on our five largest suppliers to provide the HR recruitment and employee management services and the market services. In 2023, 2024 and 2025, purchases from our five largest suppliers accounted for approximately 38.8%, 21.3% and 36.7% of our total purchases, respectively. There is no guarantee that we will maintain our relationships with them in the future. If we fail to maintain these relationships, in a timely and cost-effective manner, or at all, then our business, results of operations and financial condition could be adversely affected. If any of our five largest suppliers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

We typically derive a significant percentage of our total revenue from our top five customers, and any failure to keep the recurring customers or develop new customers could result in a material adverse impact on our financial performance and business prospects.

In 2023, 2024 and 2025, we derived a significant percentage of our total revenue from a few customers. Our five largest customers in 2023, 2024 and 2025 accounted for approximately 25.5%, 30.8% and 27.8% of our total revenue, respectively. Our success is largely dependent on our ability to attract and maintain major customers and expand our customer base, which in turn is affected by our ability to deliver quality services amid a changing landscape of the blue-collar lifetime service industry in China. Although we do have recurring customers among our top customers, typically we do not enter into long-term contracts with our customers and all the orders are placed on an as-needed base. There is no guarantee that we will continue to obtain new contracts with these major customers or maintain our relationships with them in the future. Any failure in keeping the recurring customers or developing new customers may have a material adverse impact on our financial performance and business prospects.

We rely on the market recognition of our brands. Our failure to maintain or enhance our brand recognition could materially and adversely affect our business, financial condition and result of operations.

We rely on our brands, such as “Youlan,” “Youlife” and “Tiankun Education,” to expand and grow our businesses. Maintaining, protecting and enhancing the market recognition of our brands are critical to the success of our business. This will depend largely on our ability to continue to maintain our market leadership and provide quality and diversified services. In particular, when our existing corporate customers consider repeating business with us, potential customers consider establishing business relationships with us. In addition, it may be difficult to maintain the quality and consistency of our services while we continue to expand our business and service offerings, which in turn may lead to diminishing confidence in our brand recognition. If we cannot successfully maintain the quality and consistency of our services and in turn maintain the market recognition of our brands, our business and results of operations could be harmed. Furthermore, negative publicity about us and our business, shareholders, affiliates, directors, officers, employees and collaborating parties, as well as the industry in which we operate, can harm our operations.

●	Our ability to maintain our brand recognition and reputation depend on a number of factors, some of which are beyond our control, including:

●	the level of satisfaction of the programs offered to the blue-collar talent and the services we provide to our corporate customers and blue-collar talent;

●	any negative publicity relating to our business or the blue-collar lifetime service industry in general, regardless of merit;

●	the quality of our blue-collar talent resources;

●	the successful recruitment of our blue-collar candidates, the initial employment rate of the students;

●	the upgrade of our services and programs according to the evolving industry;

●	the use of our brand names by our employees, cooperative partners or other third parties;

●	the effectiveness of our data privacy and security measures and initiatives; and

●	the innovation and development of our technologies and IT infrastructure.

We promote our brands to attract new corporate customers and blue-collar talent as well as expand students base by encouraging word-of-mouth referrals by our existing corporate customers, blue-collar talent and students and conducting a series of marketing activities. However, we cannot assure you that our brand-building initiatives and activities will be successful or sufficient in helping us to remain competitive. If we are unable to further enhance our brand recognition and reputation, or if we are required to incur excessive marketing and promotional expenses in order to remain competitive, our business, financial condition and results of operations may be materially and adversely affected.

Any unfavorable changes in our collaboration with third parties may adversely affect our business.

We have established collaboration with a number of third parties, such as local government authorities, to provide vocational education management services for secondary vocational schools, and vocational schools nationwide under curriculum development projects. As of December 31, 2025, we managed 37 vocational schools under management model and operated 146 curriculum development projects. We also provide HR recruitment services and employee management services to our corporate customers. If our relationship with such third parties deteriorates and no longer conducive to such operations, we may incur a substantial amount of expenses in connection with our infrastructure, promotion, and other matters relating to our business operations, instead of the current business model, which may materially and adversely affect our business, financial condition and results of operations. In addition, we cannot assure you that the existing collaboration model with third parties, including the local government authorities and vocational schools, would not change or be terminated by such third parties, nor can we be certain that such collaboration model would not be challenged by any government authorities in the future, despite the confirmation we had obtained. We may also be unable to form cooperative relationships with third parties in the geographic areas we plan to enter and expand into, which would materially and adversely affect our ability to grow as quickly as planned or maintain historical growth rates.

Moreover, negative publicity about the abovementioned collaboration model and such third parties can harm our operations. We may be exposed to the risk of any misconduct of such third parties. Any negative publicity and claims asserted against such third parties or fines imposed upon them as a result of actual or perceived failures or any failure to comply with regulatory requirements or meet their contractual obligations with us in a timely manner, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Demand for our HR recruitment services and employee management services may decline or disappear in certain industry sectors where human labor is being or may be replaced by or disrupted by new technology, which may adversely affect our business.

New technology may emerge and, individually or collectively with the existing technologies, may distort the traditional labor market, which in turn adversely affect our business. The introduction and acceptance of new technology may reduce or even replace demand for human labor in certain industry sectors, especially for standard and low-end positions, rending some of our services unattractive or redundant. For example, the use of AI, robotics and automation technologies is becoming increasingly widespread throughout different industries. Further, new technology may emerge and have the effect of replacing, or as the case may be, have a disruptive effect on certain parts of our services and processes. Adoption of new technology may lead to a decrease in demand for human labor, rendering certain parts of our HR recruitment services and employee management services obsolete and ineffective. We have been devoting resources to keeping up with the technology advancements and constantly upgrading our service offerings. However, we cannot assure you that our efforts will suffice. The occurrence of the abovementioned events could materially and adversely affect our business, results of operations and financial condition.

If we fail to timely source adequate blue-collar talent who meet the requirements of our corporate customers, our reputation, business, and results of operations may be adversely affected.

We generated a significant portion of our revenue from our employee management services and HR recruitment services in the past. Many of our corporate customers, particularly those in the intelligent manufacturing, modern services and other new economy industries, require immediate and large-scale hiring of blue-collar talent to fulfil their staffing needs for rapid expansion or to meet seasonal demands. Our employee management services and HR recruitment services depend on our ability to timely and continually source sufficient blue-collar talent to support the staffing needs of our corporate customers. We need to continually evaluate and upgrade our blue-collar talent pool to satisfy the evolving staffing needs of our corporate customers and to keep up with the changing market trends. We may not be able to source suitable and quality blue-collar talent with the required education background, qualification, or work experience timely or on employment terms acceptable to us. From time to time, our corporate customers may also need specialized talent that are not easy to recruit. If we are unable to source enough blue-collar candidates who possess the required skills, qualifications, or experiences for our corporate customers in a timely manner, or such blue-collar talent misbehave or carry out unsatisfactory performance, our reputation, business and results of operations may be adversely affected.

Substandard performance by the blue-collar talent placed to our corporate customers may adversely affect our service quality and reputation and in turn our business and results of operations.

When providing employee management services, we rely on the blue-collar talent we placed to our corporate customers to provide quality services at the work position designated by our corporate customers. Although we provide the blue-collar talent we placed with pre-job trainings before placement from time to time to introduce the job description, service standard and work expectations of our corporate customers, there is no assurance that the blue-collar talent will perform up to our corporate customers’ expectations and specifications. Further, while we designate project managers and assign onsite teams for project supervision, as the blue-collar talent may work directly under the supervision of our corporate customers, we cannot directly monitor the job performance of such blue-collar talent. If the performance of the blue-collar talent is unsatisfactory to our corporate customers, we may be required, depending on the relevant contract terms with our corporate customers, to arrange for appropriate training and/or replacement at our cost. Furthermore, we may be exposed to the risks of fraud or other misconducts committed by the blue-collar talent, which may subject us to claims or legal liabilities brought by our corporate customers and/or their customers. In the occurrence of the above events, our corporate customers’ perception of our service quality and our reputation among our corporate customers may be adversely affected, which may in turn result in reduction in future demands for our services, thereby adversely affecting our business, results of operations and financial condition.

Our efforts to launch new services or programs may subject us to additional risks.

From time to time, we may launch new services to expand into new markets, or design new curricula or programs to diversify our services, such as operating student dormitories and providing welfare services to corporate customers. There may be substantial risks and uncertainties associated with these efforts, particularly in circumstances where the markets are not fully developed to accommodate our new services or programs. To develop and market new services or programs, we may need to invest significant time and managerial and financial resources. However, we cannot assure you that the development and marketing of our new services or programs will be successful. In addition, the operation of our new services or programs may not operate as expected and profitability targets may not be achieved as planned. External factors, such as compliance with the relevant laws and regulations and adverse market trends, may also affect the implementation of our new services or programs. Failure to successfully manage these risks in the development and operation of our new services or programs could therefore have an adverse effect on our business, results of operations and financial condition.

We face various challenges and risks in connection with our expansion into overseas markets.

As we expand our businesses into an increasing number of overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

●	lack of acceptance of our service offerings;

●	investigations regarding anti-dumping;

●	trade wars;

●	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

●	challenges and increased expenses associated with staffing and managing overseas operations and managing an organization spread over multiple jurisdictions;

●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

●	different and potentially adverse tax consequences;

●	increased and conflicting regulatory compliance requirements;

●	increased risks of being involved in legal disputes and labor disputes;

●	adaption to different industry practices;

●	challenges caused by distance, language and cultural differences;

●	the impact of natural disasters;

●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

●	availability and reliability of global and cross-border payment systems; and

●	exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our overseas businesses and operations may not be successful. Failure to expand our overseas businesses and operations could materially and adversely affect our business, financial condition and results of operations.

Transactions conducted through our global and overseas operation may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions.

In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, financial condition and results of operations.

Any global systemic economic and financial crisis could negatively affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be negatively impacted by any prolonged slowdown in the global or Chinese economy. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of Chinese economic growth since 2012, which may continue. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price have materially and negatively affected the global financial markets in March 2020, which resulted in a slowdown of the world’s economy. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, concerns about the economic effect of the relationship between China and surrounding Asian countries, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. For instance, if the inflation intensifies in China, we may have to increase the price level of our product and service offerings while our costs and operating expenses may also increase in the meantime. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. In February and March 2025, the United States administration imposed an additional 20% duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. On April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. Subsequently, on April 16, 2025, the White House announced that China faced tariffs of up to 245% on imports to the United States. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries. Despite a provisional agreement reached between the United States and China on May 12, 2025 and subsequently on October 30, 2025, the international trade environment remains highly uncertain.

Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers, including us, and affect the global macroeconomic environment. For example, on October 28, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a final rule on outbound investment (the “Final Rule”) to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025, and restricts direct and indirect investment by U.S. persons into companies with specified connections to China that use specific technologies of concern related to three sectors: (1) semiconductors and microelectronics, (2) quantum information technologies, and (3) artificial intelligence systems. On December 18, 2025, U.S. President Trump signed into law the National Defense Authorization Act for Fiscal Year 2026, which includes the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”). The Final Rule remains in effect, but the COINS Act requires Treasury to propose certain revisions to the Final Rule within 450 days of December 18, 2025. Those revisions ultimately will include, among other changes to the Final Rule, an expansion of the countries of concern, an expansion of the technologies covered to include hypersonic systems, revisions to key defined terms, and the establishment of a formal advisory opinion process. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. If the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business may be materially and adversely affected.

Natural disasters, acts of war, occurrence of epidemics, public health problems, force majeure, and other disasters could affect our business.

Natural disasters, epidemics such as the human swine flu, also known as Influenza A (H1N1), H5N1 avian flu, severe acute respiratory syndrome (SARS), the Ebola virus, COVID-19 and other natural disasters which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the PRC and globally. Some regions in which we operate in the PRC or globally have been or may in the future be under the threat of flood, earthquake, fire, drought or epidemics. Natural disasters, epidemics and public health problems may disrupt our operations and adversely affect our ability to deliver our services as scheduled. Any future outbreak of flood, earthquake, fire, drought, COVID-19, SARS, avian flu or other similar adverse epidemics may, among other things, significantly disrupt our business, such as temporary closure of our business operations. For example, our vocational education business could also be disrupted if any of students or our staff has contracted or is suspected of having contracted any contagious disease or condition, since it may require them to be quarantined or our facilities to be closed down and disinfected.

If we fail to achieve expected benefits from acquisitions, investment targets or strategic alliances, our business, growth rates and results of operations may be materially and adversely affected.

We have in the past acquired and made investments in businesses that we believe are complementary to our existing service offerings and crucial to executing on our growth strategies. In the past, we also made minority investments in multiple companies in China. We may in the future continue to explore opportunities to acquire or invest in businesses, services or technologies that we believe could complement or expand our service offerings, enhance our technical capabilities or otherwise provide growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Further, such acquisitions or investments could subject us to a number of risks, including our inability to influence the management of such companies in a way that is favorable to our business and growth strategies. Such businesses may also not generate operating and financial results or synergies we expected. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial position may suffer.

To implement our expansion plan, we may enter into strategic alliances with various third parties from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor third-party business partners’ actions. To the extent that the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

Our business may suffer if we cannot successfully manage our growth. We may not be able to obtain external financing to support our expansion plans.

We have continuously expanded and developed our business in recent years and we intend to continue to grow our business by expanding the scale and geographic reach of our services. For example, we are leveraging our past success and brand name to expand our business and may enter into market where we had no business presence before. Entering into new market may have various risks and uncertainties, such as the acceptance level of our services by the local government authorities or customers, the quality of the blue-collar talent, and the local political and economic environment. We cannot assure you that we will be able to expand our geographic reach and address the risks and difficulties successfully. If our assumptions regarding the new markets are incorrect or change, our results of operations could differ materially from our expectations, and our business, results of operations and financial condition could be adversely affected. In addition, our anticipated future growth will likely demand significant managerial, financial, human and other resources. Managing our growth successfully will depend largely on our ability to continue to provide quality and consistent services. If we are unable to properly and prudently manage our operations as we continue to grow, or if the quality of our services deteriorates due to mismanagement, our reputation could be severely harmed, which would in turn materially and adversely affect our business, financial condition and results of operations. We may, in the future, expand our business by acquiring suitable targets. However, we cannot assure you that our acquisition plans will be successful or the acquired companies or assets will be integrated into our business and system adequately. Failure of such acquisition may incur losses and adversely affect our business, results of operations and financial condition.

We expect to incur additional operating expenses to support our expansion plans. To achieve our expansion goals, we need to continuously accumulate our blue-collar talent resources and promotion and marketing efforts, and improve our infrastructure and technology, operational procedures, and internal compliance and controls. All such expansion plans require significant capital investment. If we fail to generate sufficient cash flows in a timely manner, we may be forced to seek external financing, including obtaining additional bank loans, and may not be able to secure sufficient financing for us to expand and grow our business. If we choose to obtain additional bank loans, we may be subject to the fluctuation of interest rates and increasing interest expenses. In addition, our ability to arrange for additional funds on acceptable terms is subject to a variety of uncertainties, including future results of operations, financial condition and cash flows; economic, political conditions and market demand for our services; costs of financing, liquidity and overall condition of financial and capital markets in China and internationally; receipt of applicable business licenses, approvals and other risks associated with our businesses; and limitations on our ability to raise capital in capital markets and conditions of China and other capital markets. If we fail to secure sufficient bank loans in a timely manner or on favorable terms, our business, financial condition and results of operations could be materially and adversely affected.

The integrity and reliability of our technology and IT infrastructure may be vulnerable to interruption and damage and may not perform as anticipated.

The operation of our blue-collar lifetime services depends on the integrity and reliability of our technology and IT infrastructure leveraging our IT-enable capacities and experienced IT team. We rely on a combination of in-house and external technology system and infrastructure to provide our services, the failure or underperformance of which may materially disrupt our business operations. While we regularly update and enhance our IT infrastructure and systems and introduce new versions of our IT infrastructure and systems, the occurrence of errors in any such update or enhancement may cause disruptions to our services and may, as a result, damage our reputation and brand name, and materially and adversely affect our business. In addition, computer viruses and hacking may cause delays or other service interruptions to our systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand name could be materially damaged, and usage of our services may decrease. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

Concerns about our collection, storage, process and use of personal information and other privacy-related matters could damage our reputation and deter our corporate customers and blue-collar talent from using our services. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased operating costs, or otherwise harm our business.

We collect, store, process and use personal information, including data of our blue-collar candidates, corporate customers and third parties in the ordinary course of our business. Any technology or IT infrastructure failure, computer viruses, or employee misbehavior may result in leakage of personal information and other confidential information. In addition, we may, from time to time, engage third-party vendors to verify certain personal identification of our users if needed.

We are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. In addition, regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to different interpretations or significant change from time to time, making the extent of our responsibilities in that regard uncertain. For example, on December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which came into effect on February 15, 2022. Under the Cybersecurity Review Measures, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC. Based on the opinion of our PRC legal counsel, Haiwen & Partners, according to its interpretation of the currently in-effect the PRC laws and regulations, as of the date of this annual report, the completion of the Business Combination does not require the application or completion of the cybersecurity review from the CAC, as we do not qualify as a critical information infrastructure operator or an Internet platform operator that holds personal information of more than a million users, and our business does not involve data possessing that affects or may affect national security, implicates cybersecurity, or involves any type of restricted industry, pursuant to the Cybersecurity Review Measures. However, given (i) the evolving enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape.

With the continuous expansion of our business and growth of our customer base, there can be no assurance that the recent tightening of regulations on the collection and use of personal information by relevant government authorities in the PRC will have no material adverse effect on our business operations in the future. If we cannot meet relevant requirements under the evolving applicable laws or regulations relating to data privacy, data protection or information security or any additional tax related requirements relating to data, or any compromise of security that results in unauthorized access, use or leakage of our customers’ personal information, we could face damage in our reputation or other negative consequences, such as investigations, fines, or suspension of our operations, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, complying with various laws and regulations on cybersecurity and data security could cause us to incur additional costs or require us to change our business practices, including our data practices, which may significantly distract our management’s attention and adversely affect our business.

If we fail to obtain or maintain all required licenses, permits, approvals and filing or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

The blue-collar lifetime service industry is highly regulated. Our failure to obtain and maintain requisite approvals, licenses or permits applicable to our business or any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and operational results. The government authorities in the jurisdictions where we operate regulate the blue-collar lifetime service industry extensively, including regulations on vocational education services, outsourcing services, other HR solutions and market services. A number of regulatory authorities, such as the Ministry of Human Resources and Social Security, or MHRSS, together promulgate and enforce laws and regulations that cover many aspects of the blue-collar lifetime service market including entry into such industry, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industry.

We are required to obtain and maintain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our existing or future business in connection with our provision of blue-collar lifetime services, including but not limited to Human Resources Service License, Labor Dispatch Operation License, Value-added Telecommunications Business License (online data processing and transaction processing business), Publication Business Operation License, Food Operation License, Certificate of Business Registration for Class II Medical Devices and Pre-packaged Food Sale Filing. However, we may need to renew such licenses, permits and approvals if our relevant operational information changes from time to time, including but not limited to our business addresses, legal representatives, registered capital and business scopes. Failure to comply with the abovementioned requirements may be subject to warning, rectification within a limited time, suspension of operation, penalties, confiscation of the respective income or revocation or cancellation of the respective licenses, permits or approvals, as the case maybe, according to the relevant laws and regulations. The government authorities may continue to pass new rules regulating the blue-collar lifetime service industry and we have been continually expanding into new business operations. They may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing or future businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and expose us to potential penalties and fines. Lastly, our existing licenses may expire without proper renewal or be revoked due to violations of relevant licensure maintenance requirements.

If we fail to obtain or renew any necessary licenses, permits, approvals and certificates, or if any of our entities is deemed by government authorities to be operating without appropriate permits and licenses or outside of its authorized scopes of business or otherwise fails to comply with relevant laws and regulations, we may be subject to penalties and our business and results of operations may be materially and adversely affected.

Our continuous success depends on our ability to attract and retain our senior management and other key personnel.

We depend on our senior management and other key personnel for the smooth operations and development of our business, particularly Mr. Yunlei Wang, our chairman and chief executive officer. Furthermore, we rely on the expertise, experience and leadership of directors and our senior management. Their extensive knowledge and experience in the blue-collar lifetime service industry, extensive managerial experience, as well as their established relationships with our customers and their experience dealing with local government authorities, have played a major role in our attainments.

If one or more of our senior management and other key personnel are unable or unwilling to continue to serve in their present positions, we may not be able to replace them with qualified personnel in a timely manner, or at all, or on employment terms acceptable to us, which may disrupt our business and materially and adversely affect our results of operations and financial condition. In addition, although we have entered into confidentiality and non-compete agreements with our senior management and key personnel, there can be no assurance that they will not join our competitors or form a competing business. If any dispute arises between our current or former key personnel and us, we may have to incur substantial costs and expenses to enforce such agreements or we may not be able to enforce them at all.

Our management team has limited experience managing a public company.

Part of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Additionally, some members of our management team were recently hired. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company will subject us to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Our results of operations may fluctuate due to seasonality.

Our results of operations may be subject to fluctuations partly attributable to seasonality in the blue-collar lifetime service industry. The seasonality for each of our business segments may vary. For example, our HR recruitment services and employee management services generally record lower revenue in the first quarter of a year which has a number of major holidays, such as Chinese New Year, when the blue-collar talent tend to return to their hometown to celebrate with their families.

As a result, our periodic results may not be comparable to the corresponding periods of prior years, and you may not be able to predict our annual results of operations based on a half-year to half-year comparison of our results of operations. Our historical revenue performance has masked the impact of seasonality, but if our growth rate declines or business in a particular quarter becomes more pronounced, seasonality could have a material impact on our revenue, cash flows and results of operations from period to period.

Labor activism and unrest or failure to maintain satisfactory labor relations may adversely affect our results of operation.

The formation of labor unions, combined with weak economic conditions, may result in labor unrest and activism. Labor unrest and activism may substantially interfere with our employee management services as the delivery of such services is dependent upon the availability of blue-collar talent. Any significant dispute, unrest, activism or action could impair our ability to source sufficient blue-collar talent to our corporate customers. If we fail to maintain satisfactory labor relations with our blue-collar talent or between the blue-collar talent and our corporate customers, there will be a material adverse effect on our business, financial condition, results of operations and prospects.

Our intellectual property may be infringed by unauthorized third parties and we may not be able to protect our intellectual property rights effectively.

We regard our data assets, software copyrights, trademarks, domain names and similar intellectual property as critical to our success, and we rely on intellectual property laws, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to protect our intellectual property rights or to enforce our contractual rights effectively and timely. Preventing any unauthorized use of our intellectual property is difficult and costly and the measures we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. There can be no assurances that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights or other intellectual property rights held by third parties. In the future, we may, from time to time, be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights and other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our legal analysis. If we were found to have violated the intellectual property rights of third parties, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial condition may be materially and adversely affected.

We may be subject to claims or legal proceedings in the ordinary course of our business. If the outcomes of these claims or proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims or legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, financial condition and results of operations. For example, our employee management business may be exposed to employment related claims from our corporate customers or blue-collar talent, or be vicariously liable for the misbehavior of the blue-collar talent we placed. If we fail to manage such claims, we may have to indemnify them, which in turn may materially and adversely affect our reputation, business, results of operations, financial condition, or prospects.

Furthermore, claims arising out of actual or alleged violations of laws could be asserted against us by blue-collar talent, corporate customers, employees, competitors, government authorities or other third parties in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to labor and employment laws, employee benefit laws, intellectual property laws, unfair competition laws, data protection and privacy laws, tort laws and contract laws. There can be no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws and regulations, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions may expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil fines and penalties, including but not limited to suspension or revocation of our licenses to conduct business, which may in turn adversely affect our business, financial condition and results of operations.

Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.

Under laws of the PRC, all lease agreements are required to be registered with the local housing authorities. The majority of the leased properties in China have not completed the registration of the leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right exists over certain leased properties before such properties are leased to some of our PRC subsidiaries. In addition, since the ownership certificates of certain leased properties have not been provided to us by the relevant lessors, we cannot make sure whether the actual uses of such properties leased to some of our PRC subsidiaries are inconsistent with the planned use indicated on the ownership certificates of such properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

We have limited insurance coverage to cover our potential losses and claims.

We maintained limited insurance policies, which we believe is adequate and in line with the industry practice. In line with general industry practice in China, we do not maintain business interruption insurance, product liability insurance, occupier’s liability, key-men life insurance, any insurance for our IT infrastructure and systems or any insurance for our leased properties. In addition, we maintain insurance policies to safeguard against risks and unexpected events for outsourcing blue-collar talent, such as employers’ liability insurances and group accidents insurance, which may not be sufficient. Any uninsured business disruption, accidents or injuries, litigation, legal proceedings, natural disasters, or other events beyond our insurance coverage, may result in substantial costs and the diversion of our resources, and we have no insurance to cover such losses. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Failure to fully comply with the relevant PRC laws and regulations in respect of contributions to various employee benefit plans may materially and adversely affect our financial condition and results of operations.

Pursuant to PRC laws and regulations, we are required to participate in various employee benefit plans, including social insurance, unemployment insurance, medical insurance, maternity insurance, work-related injury insurance and the housing provident fund, and to contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. In the past, (1) we failed to make social insurance contribution and failed to register housing provident fund account and make housing provident fund contribution for a small number of employees, and (2) we failed to make contributions to the social insurance and housing provident funds in full amount as required by the PRC government for our employees of our certain subsidiaries.

We may, from time to time, be subject to case-by-case requests to make up for our insufficient contributions to the employee benefit plans and/or, if any, the associated late fees or fines. We have made adequate provision in relation to the insufficient contribution of the employee benefit plans in our financial statements. We cannot assure that the relevant local government authorities will not require us to pay the outstanding amount within a specific time limit or impose late or additional fees or fines on us, which may materially and adversely affect our financial condition and results of operations.

We recorded net losses, net current liabilities, net liabilities and net operating cash outflows in the past, which may expose us to certain liquidity risks and could constrain our operational flexibility as well as adversely affect our ability to expand our business.

There can be no assurance that we will not have net current liabilities, net liabilities or net operating cash outflows in the future. The net current liabilities, net liabilities position and/or net operating cash outflows would expose us to liquidity risks, which could constrain our operational flexibility and adversely affect our ability to expand our business. If we do not generate sufficient cash flow from our operations to meet our present and future financial needs, we may need to rely on additional external fundings. We cannot assure you that we will always be able to raise necessary funding to finance our operations, current liabilities and other debt obligations and we may have net current liabilities, net liabilities or net operating cash outflows in the future. Our ability to arrange financing and the cost of such financing are dependent on the global and the PRC economic conditions, capital and debt market conditions, lending policies of the PRC government and banks, and other factors. In the event we are unable to obtain adequate financing to meet our working capital requirements, we may be forced to delay, adjust, reduce or abandon our planned strategies. Our business, financial condition and results of operations may be materially and adversely affected if our cash flow and capital resources are insufficient to finance our debt obligations.

We recognized goodwill historically. If our goodwill was determined to be impaired, it could adversely affect our financial condition and results of operations.

Goodwill represents the excess of the aggregate of consideration transferred over the net fair value of the acquiree’s identifiable assets and liabilities measured as of the acquisition date. We conduct impairment reviews at least annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment is determined by assessing the recoverable amount of the cash-generating unit (the “CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; and it could not be reversed in a subsequent period.

There are inherent uncertainties relating to the factors in relation to the assessment of goodwill impairment that might adversely affect our business operation, or under circumstances where we might fail to sustain the growth as well as the gross profit margin we have estimated. Further, we cannot assure you that our assumptions will prove to be correct. If we were required to recognize material impairment charges due to significant adverse changes in aforesaid factors, our results of operations in the corresponding period might be substantially affected. In addition, impairments of goodwill might also adversely affect our financial ratios, limit our ability to obtain financing and adversely affect our financial condition.

We may not be able to collect all of our trade receivables thus being exposed to credit risk.

Our trade receivables primarily represent outstanding balances due from our customers. As of December 31, 2023, 2024 and 2025, our trade receivables amounted to RMB292.6 million, RMB310.4 million and RMB368.7 million (US$52.7 million), respectively. We recognize the allowance for expected credit losses for trade receivables, which is calculated based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. At the end of each period in the past, we assess whether the credit risk of a financial instrument has increased significantly since its initial recognition. We cannot assure you that we will be able to collect our trade receivables from our customers in full, or at all, in the future, despite our efforts to conduct credit assessment on them. We recorded allowance for impairment loss on trade receivables of RMB20.8 million, RMB22.6 million and RMB25.9 million (US$3.7 million) as of December 31, 2023, 2024 and 2025, respectively.

We may not be able to receive payment on time. Historically, the trade receivables turnover days for 2023, 2024 and 2025 were 57.4 days, 62.7 days and 62.1 days, respectively. The trade receivables turnover days increased in the year of 2025 as we have developed more customers and put more emphasis on the debt collection work to guarantee the turnover days not exceed too much to 60 days. Although our management makes periodic collective assessments on the recoverability of trade receivables, we cannot assure you that our customers will pay us in full for their purchases in a timely manner or at all in the future. If our customers fail to pay us in full in a timely manner, our financial condition and results of operations may be materially and adversely affected.

Share-based payment may cause shareholding dilution to our existing shareholders and have a material and adverse effect on our financial performance.

On November 1, 2022, we adopted the restricted stock units plan (the “RSU Plan”), which was amended on December 9, 2022, to attract and retain personnel for positions of substantial responsibility and to provide additional incentives to our directors and the employees, and consultants of any member of our company. As of the date of this annual report, we have not granted any shares to our employees under the RSU Plan. To further incentivize our employees or consultants to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

Discontinuation of any preferential tax treatments or government grants available to us in the PRC could adversely affect our results of operations and financial condition.

We benefited from preferential tax treatments from the PRC government. One of our PRC subsidiaries is entitled to a favorable statutory tax rate of 15% for the three years from 2021 to 2024 because of its qualification as a “High and New Technology Enterprise.” Such qualification lapsed in 2025, and the subsidiary is no longer entitled to the 15% preferential tax rate. Furthermore, in the past, certain subsidiaries of our company were recognized as small and micro enterprises subject to a preferential income tax rate of 5% to 10% in 2023, 2024 and 2025. The government agencies may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preference which we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatment could adversely affect our financial condition and results of operations.

We also receive government grants primarily in the form of financial support and exemptions on value-added tax granted by the local government authorities. As these grants are provided typically on a one-off basis, there is no guarantee that we will continue receiving or benefitting from them in the future.

In addition, pursuant to applicable laws and regulations, we are subject to various taxes including enterprise income tax, and we are also required to withhold and remit individual income tax for our employees. Any failure to properly pay the relevant taxes or withhold and remit the requisite amount may subject us to fines or administrative penalties. Any change, suspension or discontinuation of the aforementioned preferential tax treatment and government grants to us or failure to fulfill the obligations under the relevant tax laws and regulations could adversely affect our financial condition, results of operations and cash flows.

Risks Relating to Doing Business in China

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations, and our securities may decline in value or become worthless. Also, Chinese regulatory authorities may implement changes to the existing laws and regulations in the future that may disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or be worthless.

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (the “Illegal Securities Opinions”). The Illegal Securities Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, shall be taken to address with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. Moreover, on January 4, 2022, 13 PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission (the “NDRC”), the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security”, any “operator of online platform” holding personal information of more than one million users who seek to list in a foreign stock exchange should also be subject to cybersecurity review. And on February 17, 2023, the CSRC issued the Trial Measures, which reformed the regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. See also “—Risks Relating to Doing Business in China—Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment” and “—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities is required in connection with this our listing under laws of the PRC.” As these regulations were recently issued, official guidance and interpretation of the regulations remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these regulations or any future implementation rules on a timely basis, or at all. Any such risk could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of our securities to significantly decline or be worthless.

The PRC government exerts substantial influence over the conduct of our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.

Our operations are primarily conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC government exerts substantial influence over the conduct of our business, and may intervene in or influence our operations at any time as part of its efforts to enforce PRC law. The PRC government has recently published new policies that substantially affected certain industries. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our securities. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. For more details, see “—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities is required in connection with this our listing under laws of the PRC.”

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law (the “PRC FIL”), effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our securities. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of our securities which you invest in may significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition, results of operations, and the value of our securities.

Substantially all of our business operations are conducted in China. Accordingly, we are affected by the economic, political and legal environment in China. China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, the stages of development, the growth rate, and the control of foreign exchange.

Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, results of operations and financial condition, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed in recent years. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business, financial condition and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

We are subject to evolving laws and regulations of the PRC that could require us to modify our current business practices and incur increased costs.

Our operations in the PRC are governed by the laws of the PRC. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in the PRC. The legal system of the PRC is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade.

As interpretations and enforcements of these laws, regulations and rules are evolving, we may be required to modify our business practices and incur additional costs from time to time to maintain compliance with the relevant requirements. In addition, the PRC company may be subject to applicable processes or procedural requirements in order to obtain or maintain permits or licenses required to conduct business in the PRC. In the absence of required permits or licenses, government authorities could impose material sanctions or penalties on us. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, litigation typically takes time, which may result in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company, such as our company, at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. Recently, PRC government has promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

Certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Rules and regulations in mainland China can change quickly with very short notice. Furthermore, the legal system of mainland China is based in part on government policies, some of which are not published at all or not published on a timely basis and can change quickly with little advance notice. As a result, we may not be aware of our potential violation of such policies and rules.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change, and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. In addition, the PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

Recent regulatory development in China may exert more oversight and control over listings and offerings that are conducted overseas. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that require that an offshore special purpose vehicle formed for the purpose of an overseas listing of equity interests in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s equity securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. On December 23, 2025 and February 12, 2026, we closed two tranches of Preferred Shares Issuance. On February 12, 2026, we closed the Securities Exchange and issued 6,800 New Preferred Shares to an investor. Subsequently, we made a filing with the CSRC on February 13, 2026. See “Item 4. Information on the Company—Regulation—Regulations Relating to Mergers and Acquisitions and Overseas Listing.” As we had been listed on Nasdaq prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing on Nasdaq. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings.

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

On September 6, 2024, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective and replaced the previous version on November 1, 2024. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors. Since none of our PRC subsidiaries engages in businesses in which foreign investment is prohibited, we believe that we are not required to obtain such approval under the Negative List. However, the abovementioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may develop our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to develop our business or maintain our market share.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC, jointly with 12 other governmental authorities, promulgated the revised Cybersecurity Review Measures (2021), which became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), critical information infrastructure operators that intend to purchase internet products and services which have or may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments. As of the date of this annual report, the Measures for the Security Assessment of Cross-Border Transfer of Data has not materially affected our business or results of operations. Since the Measures for the Security Assessment of Cross-Border Transfer of Data was newly enacted, there remain substantial uncertainties about its interpretation and implementation, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as us.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

On February 12, 2025, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years. Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and some of them have not yet taken effect, their interpretation, application and enforcement are subject to substantial uncertainties. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Changes in existing laws or regulations or adoption of new laws and regulations relating to cybersecurity and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

Given that the above mentioned laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), and are subject to changes and may continue to evolve, despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that our practices or offerings meet all of the requirements imposed on us by such laws, regulations or obligations. Any failure on our part to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, could damage our reputation or result in investigations, fines or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations.

Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

Substantially of our operations are conducted in China, and our PRC subsidiaries are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes and prior court decisions in a civil law system have limited precedential value and can only be used as a reference. The PRC has made significant progress in the promulgation of laws and regulations dealing with business and commercial affairs of various participants of the economy, involving foreign investment, corporate organization and governance, commercial transactions, taxation and trade. However, China’s legal system is still evolving, and recently enacted laws, rules and regulations may be subject to interpretation and implementation by PRC regulatory agencies and new laws, rules and regulations may be promulgated from time to time to sufficiently cover all aspects of economic activities in China, which may take time.

Furthermore, because some of the laws, rules and regulations in China are evolving, and because of the nonbinding nature of court decisions, we cannot predict how these laws, rules and regulations will be interpreted and enforced, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, published laws and regulations may not be able to codify all policies and practices of various governmental agencies in China in a timely manner. As a result, we may also need to adjust our operations from time to time following guidance provided by competent governmental agencies to us, and we may be found in violation and be subject to penalties for any historical or ongoing non-compliances.

In addition, administrative and court proceedings in China may be time-consuming, resulting in additional costs and diversion of resources and management attention. As administrative and court authorities are bound to interpret and enforce statutory and contractual terms, they will need to exercise certain discretion and it is possible that the administrative and court authorities in China would not interpret and enforce the statutory and contractual terms in a manner favorable to us, and it may be difficult to predict the outcome of any administrative and court proceedings we may face in the future.

China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of laws and regulations of the PRC have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”), promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM in December 2020 which came into force on January 18, 2021. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered, and SAMR clearance is required to be obtained before completion of such transactions. We cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by NDRC and MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from MOFCOM or other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business

We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries. We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under laws of the PRC. Any loans by us to our PRC subsidiaries are subject to regulations and foreign exchange loan registrations in the PRC. For example, with respect to the registration, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC (“SAFE”), or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (1) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (2) if the relevant PRC subsidiaries adopt the relatively new foreign debt mechanism, the risk-weighted outstanding amount of loans shall not exceed 200% of the net asset of the relevant PRC subsidiaries. We may also finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the SAMR or its local counterparts, and shall be concurrently reported to the MOFCOM through its information reporting and submission system.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015 and was last amended on March 23, 2023 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its RMB registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that RMB converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such RMB fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes. To the extent cash or assets in our business that is in mainland China or Hong Kong or a mainland China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the impositions of restrictions and limitations on the ability of Pubco, or the subsidiaries of Youlife International by the PRC government to transfer cash or assets.

Under laws and regulations of the PRC, we are permitted to utilize the proceeds from the Business Combination or our listing to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations of the PRC may limit our ability to use RMB converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of the PRC permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reached 50% of its registered capital.

Additionally, if our PRC subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration, and to pay for their employees different social insurances including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident funds to the extent required by law.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes, government investigations, and imposition of sanctions. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in China, and a substantial portion of our assets are located in China. In addition, substantially all of our directors, officers or members of senior management are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in the PRC that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Moreover, certain monetary amounts described in this annual report have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing foreign exchange regulations in the PRC, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. We receive a portion of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.

Regulations of the PRC relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of the PRC.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. To the extent cash or assets in the business of our company that is in mainland China or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the impositions of restrictions and limitations on the ability of our company, or the subsidiaries of our company by the PRC government to transfer cash or assets.

If our direct or indirect stakeholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under laws of the PRC for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain, and update any applicable registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with regulations of the PRC regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under laws of the PRC.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. In 2023, 2024 and 2025, we recorded government grants of RMB11.5 million, RMB9.4 million and RMB9.8 million (US$1.4 million), respectively. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time, or require us to repay part or all of the financial subsidies we previously received. The discontinuation, reduction, or repayment of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in December 2017, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-PRC resident enterprises. In addition, non-PRC resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries in mainland China to us through our Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries in mainland China to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries in mainland China to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation (the “SAT”) issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“SAT Circular 7”). SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-PRC resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-PRC resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-PRC resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under laws of the PRC, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative acts in a manner contrary to the interests of any of our PRC subsidiaries, or obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the legal representative and acts in good faith.

Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.

We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Inflation in the PRC could negatively affect our profitability and growth.

The economy of the PRC has been experiencing increases in inflation in recent years. As a result, average wages in the PRC are expected to continue to increase. Future increases in the PRC’s inflation may materially and adversely affect our profitability and results of operations unless we are able to pass on these costs to our customers by increasing management fees and service fees.

Risks Relating to Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which its securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business and prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by our shareholders or warrant holders, as well as the anticipation of lockup releases;

●	significant breaches of disruptions to or other incidents involving our information technology systems or those of its business partners;

●	our involvement in material litigation;

●	conditions or developments affecting the blue-collar lifetime service industry in China;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this annual report, there are 7,617,500 Warrants issued and outstanding, consisting of 6,900,000 Public Warrants, 545,000 Sponsor Warrants, and 172,500 Representative Warrants. The Warrants will not become exercisable until 30 days after the Closing (provided that at the time of such exercise a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares underlying the Public Warrants is effective and a prospectus relating thereto is current), and will expire five years after the Closing. A registration statement on Form F-1 (Registration No.333-289480) covering the issuance of the Class A Ordinary Shares underlying the Warrants has been filed with the SEC. Each Public Warrant, Sponsor Warrant and Representative Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50, $11.50 and $12.00 per whole share, respectively, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. To the extent the Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A Ordinary Shares. The exclusive forum provision in the amended and restated warrant agreement can result in increased costs to investors to bring a claim.

The exclusive forum provision in the Amended and Restated Warrant Agreement could limit warrant holders’ ability to obtain what they believe to be a favorable judicial forum for the relevant disputes.

In connection with the Business Combination, we entered into the Amended and Restated Warrant Agreement on July 9, 2025, which relates to the Warrants. Under the Amended and Restated Warrant Agreement, we, in collaboration with the warrant agent, are required to deliver the Class A Ordinary Shares to warrant holders, provided that they duly exercise their Warrants and make payment in accordance with the terms of the Amended and Restated Warrant Agreement. Disputes with warrant holders may arise in connection with the performance of our contractual obligations under the Amended and Restated Warrant Agreement. The Amended and Restated Warrant Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Amended and Restated Warrant Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Amended and Restated Warrant Agreement is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our securities.

The exclusive forum provision in the Amended and Restated Warrant Agreement may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the Amended and Restated Warrant Agreement, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our Warrants may never be in the money, and they may expire worthless.

Each Public Warrant, Sponsor Warrant and Representative Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50, $11.50 and $12.00 per whole share, respectively, subject to adjustment (subject to adjustment as described in the Amended and Restated Warrant Agreement), which exceeds the market price of the ADSs, which was $0.9983 based on the closing price of the ADSs on Nasdaq on April 27, 2026. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of the ADSs. If the market price for the ADSs is less than the exercise price of the Warrants, we believe warrant holders will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

Subject to the terms of the Amended and Restated Warrant Agreement, we have the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the Reference Value (as defined in the Amended and Restated Warrant Agreement) equals or exceeds $18.00 per share subject to adjustment. If and when the Warrants become redeemable, we may exercise such redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Assumed Public Warrants as described above could force you to (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is expected to be substantially less than the market value of the Warrants.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are not subject to U.S. proxy rules and are exempt from certain provisions applicable to U.S. domestic public companies.

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act providing for liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers such as us are required to file their annual report on Form 20-F within four months of the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. While press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers.  As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

The ADSs, representing our Class A Ordinary Shares, are listed on the Nasdaq Stock Market. The Nasdaq Stock Market corporate governance listing standards permit a foreign private issuer such as us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards.

For instance, we are not required to:

●	have a majority of the board be independent;

●	have a compensation committee or a nominations and corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

We may rely on certain exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations in China, and a majority of our directors and executive officers reside outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations through our subsidiaries in China. Substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

In addition, our corporate affairs will be governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of investors to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for the memorandum and articles of association, the register of mortgages and charges, and special resolutions of our shareholders). Our directors have discretion under the Second Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder’s motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The Second Amended and Restated Memorandum and Articles of Association contain certain provisions, including anti- takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Second Amended and Restated Memorandum and Articles of Association contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Class A Ordinary Shares, and therefore depress the trading price of the Class A Ordinary Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by us or taking other corporate actions, including effecting changes in our management. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of the ADSs, representing our Class A Ordinary Shares, has fluctuated, and may continue to fluctuate significantly due to the market’s reaction to our financial performance, results of operations, and general market and economic conditions. An active trading market for the ADSs may not be sustained. In addition, the price of the ADSs may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if the ADSs are delisted from the Nasdaq Stock Market and are quoted on over-the-counter market, the liquidity and price of the ADSs may be more limited than if our securities were quoted or listed on the Nasdaq Stock Market or another national securities exchange. The Warrants are currently not listed or quoted on any national stock exchange or over-the-counter market and, as such, there is no public trading market for the Warrants and you will need to exercise the Warrants for Class A Ordinary Shares and deposit them with our depositary in exchange for the ADSs in order to liquidate your investment in the Warrants, if at all. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or competitors, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research reports that industry or securities analysts may publish about us, our business, our market or competitors. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of the ADSs to decline.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China could increase our compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in our capital-raising efforts.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, we may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in our capital-raising efforts.

If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing our fiscal year ending December 31, 2026, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management and independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. As a result, we may incur significant expenses and devote substantial effort to expand our accounting and finance functions. We were previously not required to test our internal controls within a specified period, and as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in control systems, misstatements due to error or fraud could occur in the future, and a control system could fail to detect control issues and fraud.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or to maintain proper and effective internal controls, we may not produce accurate financial statements in a timely manner. As a result, the market price of the Class A Ordinary Shares may decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

Our principal shareholders, including our founder, Mr. Yunlei Wang, have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Class A ordinary shares and materially reduce the value of your investment.

Our outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes at general meetings of our shareholders. As of the date of this annual report, Mr. Yunlei Wang beneficially owns all of Class B Ordinary Shares, representing approximately 14.7% of our issued and outstanding share capital, and approximately 77.5% of voting power. This concentration of ownership and the protective provisions in the Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale and reducing the price of the Class A Ordinary Shares. As a result of the foregoing, the value of your investment could be materially reduced.

The issuance of additional share capital in connection with financings, acquisitions, investments, or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We may raise capital through equity financing in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. For example, we expect to issue 4,967,810 Class A Ordinary Shares in our proposed acquisition of YouheHR Group Inc., which operates four regional human resources service companies. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Class A Ordinary Shares to decline.

We do not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation of the price of the Class A Ordinary Shares.

We do not intend to pay any cash dividends before we become profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of the Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We do not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Business Combination, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find our securities less attractive, and there may be a less active trading market for our securities, and the price of such securities may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the continued listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect our financial condition and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm our reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect its financial condition and results of operations.

Holders of the ADSs may not have the same voting rights as our registered shareholders.

Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings and will only be able to exercise the voting rights that are carried by the underlying Class A Ordinary Shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying Class A Ordinary Shares in accordance with these instructions. Holders of ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A Ordinary Shares unless they withdraw the underlying Class A Ordinary Shares and become the registered holder of such Class A Ordinary Shares prior to the record date for the general meeting. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and holders of the ADSs may not be able to exercise rights to direct how the Class A Ordinary Shares represented by the ADSs are voted.

A holder of the ADSs may only exercise the voting rights with respect to the underlying Class A Ordinary Shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying Class A Ordinary Shares in accordance with these instructions. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Class A Ordinary Shares underlying the ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.

We and the depository are entitled to amend the deposit agreement and to change the rights of our ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of our ADS holders.

We and the depository bank are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADS or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and/or other governmental charges, delivery and other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to ADS holders, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A Ordinary Shares, but will have no right to any compensation whatsoever.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), and you, as a holder of ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), and you, as a holder of ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary Bank arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

If we are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we do not believe we were a PFIC for the most recent taxable year ended December 31, 2025.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of making these determinations, a company is generally treated as directly earning a pro rata share of the income (and directly owning a pro rata share of the assets) of any entity in which it is considered to own at least 25% of the shares by value.

Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our securities. Changes in our composition, the composition of our income or the composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, accordingly, there can be no assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS..

If we are a PFIC for any taxable year, a U.S. Holder of our securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive foreign investment company rules.” U.S. Holders of our securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to us and the ownership of our securities.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

On February 26, 2019, Youlife International was incorporated as an exempted company with limited liability in the Cayman Islands.

On March 27, 2019, Youlife Technology Limited (“Youlife Technology”) was incorporated in Hong Kong with a total issued share capital of HK$10,000. On the same day, an aggregate of 10,000 shares were allotted and issued to Youlife International and Youlife Technology became a directly wholly-owned subsidiary of Youlife International.

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

From October to November 2020, Youlife International conducted a share restructuring primarily for the purpose of reflecting the onshore shareholding structure of Shanghai Youerlan at the offshore level and facilitating the aforesaid offshore part of the Series C Investment. Such share restructuring comprised:

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

Pursuant to a share swap agreement dated November 5, 2020, VisionGain Ventures Limited (“VisionGain Ventures”), an offshore affiliate of the then shareholders of You Service, subscribed for 4,666,667 Series C Preferred Shares, in consideration of which, the then shareholders of You Service transferred their entire shareholding interest in You Service to our company. Upon the completion of such share swap on November 13, 2020, both You Service and Shanghai Youerlan became indirectly wholly-owned subsidiaries of Youlife International.

As of the date of this annual report, our operations in China are conducted by our PRC subsidiaries, and we do not have any VIE structure.

Business Combination with Distoken

On July 9, 2025, we consummated the business combination with Distoken, pursuant to the Business Combination Agreement by and among Distoken, the Company, the Sponsor, the First Merger Sub, the Second Merger Sub, and Youlife International Following the Business Combination, the ADSs are listed on Nasdaq under the symbols “YOUL.”

Under the Business Combination Agreement, the Business Combination were effected in two steps. On July 8, 2025, First Merger Sub merged with and into Youlife International, with Youlife International surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife International being converted into the right to receive shares of the Company. On July 9, 2025, Second Merger Sub merged with and into Distoken, with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (in the form of the Company ADSs, except for certain restricted securities).

Under the Business Combination Agreement, the aggregate merger consideration amount paid to the shareholders of Youlife International is $700,000,000 and was paid entirely in newly issued Class A Ordinary Shares (including the Class A Ordinary Shares in the form of the Company ADSs) and the Company Class B Ordinary Shares, in each case as defined below, at the Closing, with each share valued at $10.00.

Prior to the First Merger Effective Time, the Company had caused a sponsored American depositary share facility for the Class A Ordinary Shares to be established with the depositary reasonably acceptable to Distoken for the purpose of issuing and distributing the Company ADSs, each representing one Class A Ordinary Share.

As a result of the Mergers, (a) (i) each security of Youlife International that was not subject to any lock-up restrictions, other than the Youlife International Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of Class A Ordinary Shares equal to the Exchange Ratio in the form of the ADSs, and (ii) each security of Youlife International that was subject to lock-up restrictions, other than the Youlife International Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement, (b) each Youlife International Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Class B Ordinary Shares equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Class B Ordinary Share entitling each holder thereof to 20 votes for each Class B Ordinary Share held by such holder, (c) each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Class A Ordinary Shares in the form of the ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Class A Ordinary Shares), (d) each outstanding warrant of Distoken was converted into one warrant to acquire the ADSs, and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Class A Ordinary Shares) was automatically converted into one-tenth of one Class A Ordinary Shares in the form of the ADSs.

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Lock-up Agreements

The Company, Youlife International and Distoken entered into the Founder Lock-up Agreement with the Sponsor prior to the Closing, amending and restating the lock-up agreement that was executed by the Sponsor on May 17, 2024, and superseding the provisions of the Insider Letter Agreement with respect to transfer restrictions on the Founder Shares. The Founder Lock-up Agreement provides for a lock-up period with respect to the Founder Shares commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing).

The Company, Youlife International and Distoken entered into the Company Founder Lock-up Agreement with Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, prior to the Closing, amending and restating the lock-up agreement that was executed by Youtch Investment Co., Ltd., on May 17, 2024. The Company Founder Lock-up Agreement provides for a lock-up period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing).

The Company, Youlife International and Distoken also entered into the Company Lock-up Agreements with each shareholder of Youlife International (other than Mr. Yunlei Wang) prior to the Closing, certain of which Company Lock-Up Agreements will amend and restate the lock-up agreements that were executed by certain shareholders of Youlife International on May 17, 2024. The Company Lock-up Agreements provide for a lock-up period commencing on the Closing Date and ending on the date that is 180 calendar days after the Closing Date (with respect to 50% of such shares subject to early release if the last trading price of the Company ADSs equals or exceeds $12.50 for any 20 trading days within any 30 trading day period commencing at least 90 days after the Closing). The restrictions set forth in the Company Lock-Up Agreements are waivable in writing by the Company, Youlife International and Distoken at any time prior to the Closing, and they may do so to the extent required for the Company to have sufficient public float to meet Nasdaq initial listing requirements.

Prior to the Closing of the Business Combination, Distoken and Youlife International released the Company Ordinary Shares issuable to certain Youlife International shareholders from the transfer restrictions under the lock-up agreements in order to satisfy the initial listing requirements of the Nasdaq Stock Market.

Shareholder Support Agreements

Simultaneously with the execution of the Business Combination Agreement, Distoken, Youlife International, and shareholders of Youlife International collectively holding approximately 69.1% of outstanding Youlife International Ordinary Shares (calculated on an as-converted basis) have entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, the shareholders of Youlife International have agreed (a) to vote all of Youlife International Ordinary Shares held by the respective Youlife International shareholders in favor of the adoption of the Business Combination Agreement, the Ancillary Documents all of the transactions contemplated by the Business Combination Agreement and the ancillary documents. (including the First Merger), subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Business Combination Agreement, certain Youlife International Shareholders entered into non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”) in favor of the Company, Distoken and Youlife International. Under the Non-Competition and Non-Solicitation Agreements, certain Youlife International Shareholders agreed not to compete with the Company during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of the Company. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on February 15, 2023, the holders of the registration rights pursuant to a registration rights agreement will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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

For details of the terms of the Subscription Agreements please refer to Exhibit 4.7 to this annual report.

B.	Business Overview

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to Youlife International and the PRC subsidiaries prior to the completion of the Business Combination and Youlife Group Inc. and the PRC subsidiaries following the consummation of the Business Combination.

Overview

We are a leading blue-collar lifetime service platform in China, dedicating to serve the needs throughout the entire life cycle of the blue-collar talent. Empowered by our advanced technology, we assist blue-collar talent with their skill improvement and lifetime career development, for their happy work and life. We provide blue-collar lifetime services to students, blue-collar talent and corporate customers, which comprises vocational education services, HR recruitment services, employee management services and market services. Each of our business segments complements and benefits each other.

Vocational Education Services

Vocational education services have been the focus of our business since our inception as vocational education is vital to the blue-collar talent lifetime service industry. Leveraging our keen insight of labor demands from our numerous corporate customers and in-depth understanding of the employment market, we have established a comprehensive blue-collar vocational education network, to provide blue-collar talent and/or students with vocational education services, through vocational education school management services and curriculum development projects.

School Management Services

As one of our main business segments, we primarily enter into cooperation agreements with our customers to manage secondary vocational schools. Such cooperation agreement is usually an entrust agreement under which we own the comprehensive and independent operation right in managing the schools to obtain certain targets on brand, scale, teaching, occupation, etc. We normally agree on a cooperation period with clients for 10 to 20 years. We usually establish a school management council with the client school to coordinate and manage the teaching, personnel, and finance issues of the client school. Leveraging our extensive experiences in both school management and curriculum setting, we provide comprehensive management services under school management model, including among others, talent cultivation planning, curriculum design and development, faculty training and performance review, student management and career orientation. As a return, we receive management fees from the managed schools. We charge a fixed rate per student, and the client’s payment schedule aligns with the school semesters. In accordance with most of the cooperation agreements, a one-month notice was required if any party intend to terminate the agreement.

Curriculum Development Projects

As one of our main business segments, we primarily enter into enterprise-school cooperation agreements with our customers under which we provide curriculum teaching, training guidance, etc, with a cooperation period of three to five years. Leveraging our strong capabilities in talent cultivation, major/curriculum development and school management, we cooperate with vocational schools to jointly develop and manage one or more vocational education curricula under curriculum development projects, and in certain cases, a subordinate school with us. Compared with vocational education services under school management model, we focus more on teaching and practical trainings, primarily including curricula design and teacher cultivation, while we assume less management role under curriculum development projects. As a return, we receive service fees from the schools we collaborated with. We charge a fixed rate per major based on the agreement, and the client’s payment schedule aligns with the school semesters. In accordance with most of the cooperation agreements, a one-month notice was required if any party intend to terminate the agreement.

Smart Campus Services

We primarily enter into supply agreements with our customers under which we provide and set up the products used for smart campus. Utilizing our strong IT capabilities and profound understanding of the increasing requirements for practical training in Chinese vocational schools, we cooperate with well-known technology companies in smart campus projects and provide customized IT systems or training equipment sets for vocational schools, aiming to further expand our vocational education services and diversify our sources of income. In return, we charge service fees to the technology companies we cooperate with.

HR Recruitment Services

As one of our main business segments, we provide multi-channel blue-collar HR recruitment services. We primarily enter into HR recruitment service agreements with our customers under which we proceed the recruitment works according to our customer’s requirements, generally with a service period of one year. In response to corporate customers’ demand for blue-collar talent in a cost-effective and efficient manner, we launched our HR recruitment services in 2014. Leveraging our internal management and quality assurance system of recruitment service, we effectively integrate blue-collar talent acquired through multiple offline service and delivery sites and provide corporate customers with recruitment solutions. We charge our corporate customers service fees based on the number and title of blue-collar talent recruited and we do not charge blue-collar talent for our recruitment services, clients make payments to us based on the recruitment status of blue-collar talents. In accordance with most of the service agreements, a one-month notice was required if any party intend to terminate the agreement.

Employee Management Services

Outsourcing Services

As one of our main business segments, we primarily enter into outsource service agreements, generally with a cooperation period of one to three years, with our customers to provide corporate customers with stable, sustainable and quality outsourcing services covering various industries such as manufacturing industry and modern service industry since 2014. For outsourcing services, we charge our corporate customers service fees based on a number of factors, including, among others, costs and expenses of the services, the industries and the competitive landscape. We charged the client based on the different positions outsourced and the agreed fees for the services while clients usually make payments to us monthly. In accordance with most of the service agreements, a one-month notice was required if any party intend to terminate the agreement.

Other HR Solutions

To a lesser extent, we also provide other HR solutions, such as labor dispatch services to our corporate customers by entering into a labor dispatch agreement, aiming to meet the diversified staffing demands of our corporate customers thereby facilitating them to be more focused on their core business.

Market Services

By signing agreements such as purchase agreement, supply and delivery agreement, we also provide value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

Synergy Among Business Sectors

Leveraging our extensive experience in the blue-collar lifetime service industry and to capture the significant growth opportunities in the industry, we have expanded our business vertically along the life cycle of blue-collar talent, creating a lifetime service platform for them. Each of our business segments complements and benefits each other. We cultivate quality blue-collar talent possessing both academic knowledge and practical skill through the comprehensive and employment-oriented vocational education system we established and students would turn into quality blue-collar talent upon the completion of their study for a period of time. In addition, blue-collar talent can enjoy the efficient recruitment services provided by us through our HR recruitment service system and the onboarding services provided by our nationwide offline service & delivery sites. On the one hand, our vocational education business functions as the additional source of blue-collar talent to address the labor demand of the corporate customers of our HR recruitment and employee management businesses, thereby enhancing their stickiness. On the other hand, the keen industry insight and deep understanding of corporate customers’ need we accumulate from HR recruitment and employee management businesses enable us to better develop and adjust the curricula and programs we provide under vocational education business to cultivate blue-collar talent needed by the market. Also, our collaborative relationships with our corporate customers provide graduates with more employment opportunities. As a supplement, our market services create a comfortable and convenient life circle for students and efficiency for corporate customers, promoting the satisfaction and stickiness of our blue-collar lifetime service platform.

Vocational Education Services

Overview

In order to revitalize the vitality of the labor force in central and western China and provide blue-collar talent for the national industrial transformation and upgrading, we stepped into vocational education business in 2009, aiming to provide high quality school management resources and industry experience to areas with large population base to improve the education quality of the schools and enhance the brands. According to CIC, we are the pioneer in vocational education industry that innovatively established school management model to manage secondary vocational schools. Under the school management model, the vocational schools can be operated in a professional and cost-effective manner while we can commence vocational education business under an asset-light model. Since then, we have gradually expanded and diversified our vocational education service offerings and established a comprehensive vocational education system, covering vocational education school management services and curriculum development projects. Over the years, we have established our leading position in vocational education industry. According to CIC, we are the largest vocational education service provider in China in terms of numbers of vocational schools under school management model in the school year of 2025 to 2026 and the largest secondary vocational education service provider in China in terms of the number of students enrolled in secondary vocational schools under management or curriculum development projects in the school year of 2025 to 2026.

We have established a broad vocational education network across China, with focus on central and western China. As of December 31, 2025, our nationwide vocational education network comprised a total of 37 vocational schools under school management model and operated 146 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China.

The following map illustrates the geographical presence of our vocational education network as of December 31, 2025.

For the years ended December 31, 2023, 2024 and 2025, our revenue generated from our vocational education services amounted to RMB179.0 million, RMB50.0 million and RMB45.1 million (US$6.4 million), respectively, accounting for 12.6%, 3.2% and 2.4% of our total revenue during the same years, respectively.

School Management Services

Our history of providing vocational education services under school management model can be traced back to 2009 when we commenced the management of Gulin Vocational High School, the first vocational school we manage under the school management model. Over years of development, we have extended our managed school portfolio under school management model to a total of 37 vocational schools as of December 31, 2025, among which, 37 were public vocational schools. We enter into cooperation agreements with our customers under school management model to manage such vocational schools.

In 2023, 2024 and 2025, revenue generated from vocational education management services amounted to RMB11.8 million, RMB5.0 million and RMB9.4 million (US$1.3 million), respectively.

Business Process

When we consider the sites of vocational schools to manage, we generally select counties with large population base in central or western China where the education resources are relatively inadequate. Leveraging our industrial resources and operating experience, we can effectively revitalize the local education resources, improve the employment of students and promote the local education quality to achieve a win-win situation. We aim to strategically expand our vocational education management service to a widen coverage of central and western China.

We provide schools with majors/curricula designs, cultivation of the teachers and brand-building that are most responsive to market demands. Once we select the vocational schools to manage and the collaborative agreement has been executed, we may arrange our experts to carry out on-site research on the vocational schools we cooperated with, discuss the curriculum setting with the local vocational schools and provide our advice on the major or curriculum setting. When we design the majors/curricula for the vocational schools, we primarily consider (i) the strength of local industries, such as providing elderly caring and management and intelligent manufacturing curriculum in Vocational High School of Yilong County, Sichuan Province leveraging the local industrial structure of modern services and modern manufacturing, and (ii) the latest local market demand for qualified blue-collar talent, such as providing automobile application and maintenance (new energy automobiles manufacturing) in Pingli County Vocational Education Center.

We will assign our experienced staff to assume the key management roles for the school, including the principal, executive principal and mid-level responsible staff. Upon our entry, we will then adjust the management team of the school, to integrate our assigned staff and the existing management team under our standardized management system. We will participate in the curriculum setting and train “academic-practical” teachers and cultivate students with both moral integrity and practical skills.

In general, it takes us three years from our engagement with the daily operation of managed vocational schools to achieve a satisfactory level on both the quantity and quality of students enrolled, as evidenced by the number of students enrolled and the relatively high initial employment rate compared to industry peers.

Cooperative Arrangement under School Management Model

We enter into school management agreements with our customers in accordance with which we provide comprehensive operation management services to operate such vocational schools, including among others, talent cultivation planning, curriculum design and development, faculty training and performance review, student management and career orientation, leveraging our in-depth insight to the blue-collar talent market, extensive experience in vocational education and long-term collaborative relationships with corporates.

Vocational Schools under School Management Model

As of December 31, 2025, we managed 37 vocational schools located in 13 provinces or autonomous regions under school management model, among which 37 were public vocational schools.

To promote students’ employment and improve their remuneration levels, we endeavor to develop majors and curricula tailored to the latest industry trend as well as corporate customers’ needs, and adjust our major and curriculum offerings from time to time, supported by our in-depth market research on potential employment opportunities. As of December 31, 2025, we offered over 146 majors in the vocational schools we manage. Our featured majors under school management model include UAV application and technology, industrial robotics application and technology, new energy vehicle application and maintenance, and art design and production.

We endeavor to provide employment-oriented education and practical-oriented training programs for students of our school customers, see “—Career Development Initiatives” below. In addition, we also encourage students to continue their study at higher education institutions after graduation to diversify their career approaches in the long run.

Curriculum Development Projects

Leveraging our strong capabilities in talent cultivation, major/curriculum development and school management, we cooperate with vocational schools to jointly develop and manage one or more vocational education curricula under curriculum development projects, and in certain cases, a subordinate school with us. In some cases, we provide the entire subordinate school with more settings of curriculum, development of courses and practical learning sessions. Under curriculum development projects, we primarily assist the school in establishing curriculum/major in response to the industry trend and provide them with relevant teacher resources. As a return, we receive service fees from the schools we collaborated with, which mainly are a pre-agreed amount and the number of students enrolled, generally ranging from RMB1,600 to RMB5,000 for each student per semester.

As of December 31, 2025, we operated 146 curriculum development projects located in ten provinces or autonomous regions. The number of students enrolled in our co-developed curricula was 11,167 in the school year of 2023 to 2024, 12,566 in the school year of 2024 to 2025 and 9,226 in the school year of 2025 to 2026. For the years ended December 31, 2023, 2024 and 2025, revenue generated from curriculum development projects amounted to RMB29.7 million, RMB27.8 million and RMB26.5 million (US$3.8 million), respectively.

Featured Cooperative Mode

Subordinate schools we developed

In addition to providing one or more curricula/majors development services with vocational schools, we also co-operate the subordinate schools of vocational schools in certain cases. As of December 31, 2025, we served a total of 21 subordinate schools, such as Fuzhou Software Vocational College and Chongqing Telecom Vocational College.

Featured Curricula

To accommodate the customers’ blooming demands aligned with the evolving industrial upgrading, we have tilted our resources in the cultivation and development of the curricula and major focusing on technology industries and livelihood industries in recent years, such as the curricula related to elderly caring and management. In addition, as of December 31, 2025, we have successfully created seven distinctive course systems based on market demand and our brand strengths, covering new energy, telecommunications, intelligent technology, modern services and other high-demand sectors.

Intelligent Manufacturing Technology Curriculum System

Focusing on the needs of manufacturing transformation and upgrading, we assist partner vocational colleges in establishing a highly practical curriculum system aligned with industrial standards. This system cultivates interdisciplinary technical professionals with skills in intelligent manufacturing equipment operation, programming, operation and maintenance, and production management, supporting enterprises in achieving intelligent production. The main courses offered include Introduction to Intelligent Manufacturing, Industrial Robot Programming and Maintenance, PLC Programming and Applications, Intelligent Production Line Management, and others.

Transportation Passenger Service Curriculum System

Based on the development needs of the transportation and passenger transport industry, we assist partner colleges in cultivating high-quality service professionals equipped with theoretical knowledge, practical skills and service awareness for transportation passenger services, covering international cruise lines, high-speed rail, civil aviation and other passenger transport fields. The main courses offered include Transportation Passenger Service Etiquette, Passenger Transport Organization and Management, Traffic Safety Laws and Regulations, On-site Emergency Response, Passenger Transport Ticket Management, and others.

International Cultural and Tourism Talent Development Curriculum System

In response to the international development trend of the cultural and tourism industry, we have joined hands with partner colleges to develop specialized courses. We cultivate interdisciplinary cultural and tourism professionals with an international vision, professional tourism expertise, cross-cultural communication skills, and service management capabilities, supporting the high-quality and international development of the cultural and tourism industry. The main courses offered include Introduction to International Tourism, Cross-Cultural Communication, Cultural and Tourism Product Planning and Marketing, Practice of Foreign-Related Tour Guiding, Cultural and Tourism Service Etiquette, and others.

Smart Campus Services

Utilizing our strong IT capabilities and profound understanding of the increasing requirements for practical training in Chinese vocational schools, we launched smart campus services at the end of 2022, providing customized IT systems or training equipment sets for vocational schools, aiming to further expand our vocational education services and diversify our sources of income. As a service provider newly entering the smart campus service market, we collaborate with reputable technology companies in providing smart campus services to vocational schools. Generally, as project subcontractors, we are responsible for developing IT systems or selecting customized training equipment packages. According to the different needs of vocational schools, we mainly provide customized IT systems for vocational schools, digitize their teaching and practical training processes, and improve the learning experience of students. Our customized IT system enables vocational schools to implement online course and exam management, automatic exam scoring, and simulated training.

In addition, we also provide customized training equipment sets for vocational schools, including training equipment and accompanying toolkits and accessories, to meet their diverse vocational training goals. In return, the technology company we cooperate with pays us a service fee ranging from RMB4.0 million to RMB8.0 million for each project. We determine service fees based on multiple factors such as the nature of project, value of required software or equipment, technical complexity, and level of project customization.

As of December 31, 2025, we had completed smart campus projects for ten vocational schools located in Guangdong, Beijing, Anhui, Hubei and Shanxi. We will continue to promote smart campus services, aiming to provide this service to more vocational schools.

Students

Student Admission

We are not responsible for the admission of students to the school. We mainly assist the school in brand promotion and enrollment planning. The admission of students is handled by the school we serve.

Promotion activities. The vocational schools we manage under school management model or cooperative vocational schools co-develop curriculum with us are responsible for their student admission. To promote our brands among vocational schools and attract more students, we also assist the schools in carrying out a variety of marketing activities, including but not limited to: (1) conducting online marketing activities, such as launching advertisement on WeChat and other social media platforms such as Douyin, (2) conducting onsite promotion activities at secondary schools at county-level, and (3) developing student base through word-of-mouth referrals.

Student enrollment plan. Student enrollment is generally carried out in first half of each year for our vocational schools we manage under school management model or cooperative vocational schools co-develop curriculum with us. We typically set up the enrollment plan of the coming year based on the completion status of the enrollment plan in the previous year and the actual numbers of local graduates. The executive principals we designated for schools usually proactively participate in the establishment of detailed enrollment plans and the supervision of the implementation of the enrollment plan.

Requirements on the candidates. For students of our vocational schools we manage under school management model or cooperative vocational schools co-develop curriculum with us, they are required to meet certain requirements, including basic education background or physical condition.

Practical Training Program

We strive to improve the employment rate of graduates through providing a wide array of practical training. To this end, we have devoted great efforts, such as assisting the establishment of the on-campus training rooms and collaborating with third-party enterprises to provide practical training programs. We have made great efforts to help all students of the vocational schools to participate in the practical training programs before graduation.

There are on-campus career centers in charge of the employment-related matters in the schools we cooperate, the functions of which include (i) liaising with third-party enterprises to promote employment and provide career guidance consultation, (ii) obtaining employment-related information from various enterprises, (iii) organizing on-campus recruitment events, and (iv) providing training to staff who are responsible for graduate career orientation.

Career Development Initiatives

As we highly emphasize the career development of students, we have established a comprehensive career development system, providing employment guidance, mock interview and career orientation lectures and internship consultation to students. We offer career planning lectures to provide students with employment-related information. We generally design comprehensive career planning guidance for students at the beginning of their school years in order to develop career awareness and set relevant goals at an early stage. In addition, we also leverage the abundant industrial resources and employment-related information provided by our corporate customers in HR recruitment and employee management services to foster the career development of students. Meanwhile, vocational schools we manage or cooperate with can select quality enterprises from the abundant industrial resources we accumulate in the HR recruitment and employee management services, and invite these corporate customers to host on-campus job fairs. In addition, we have actively enhanced the interaction with our corporate customers of employee management services with the intention to provide potential job opportunities for students.

Fees

We do not charge students any tuition fees under school management model or under curriculum development projects. Instead, the vocational schools we development curricula with us are responsible for charging the students tuition fees, which are strictly regulated by the local authorities.

Our Teachers

Our teachers are essential to our educational quality. We are committed to maintaining a qualified teachers team, primarily through (i) the highly selective recruitment of the full-time teachers at our vocational schools we co-operate, (ii) the continued training we provide to the teachers to improve their teaching performance, and (iii) the promising career development platform for the teachers, supported by a performance-based evaluation system and career advancement opportunities.

Teacher Recruitment

We believe that a steady and sufficient supply of teachers with theoretical knowledge and practical skills are essential to our business operations, as a result of which, we devoted great efforts to the recruitment and retainment of quality teacher team.

We recruit full-time teachers at our vocational schools where operating curriculum development projects, including professional teachers and tutors, and adopt a set of stringent and comprehensive recruitment process to ensure the quality of teachers. We take into account his or her teaching experience, industry experience, educational background, and other relevant factors such as qualifications and licenses he or she holds.

As of December 31, 2025, there were over 6,000 teachers in the vocational schools that we managed, over 30% of whom possessed both the teacher qualifications and certain professional skill certificates. We established employment relationships with 25 of these teachers through executed employment contracts. We do not directly manage the remaining teachers who are employed by the schools we manage. Instead, we primarily provide teaching or training advice to such teachers based on the details of the clauses of the relevant cooperation agreements with the respective vocational schools.

Performance Evaluation

In order to enhance our teaching quality, we maintain a stringent quality control system and a set of performance evaluation scheme, such as the monthly teacher satisfaction survey. The retentions, salaries and promotions of our teachers are largely based on the results of their performance evaluations. We evaluate our teachers’ internal professional levels twice a year, and the teachers with higher professional levels have priority in the internal promotion. Teachers of the vocational schools we manage under school management model who constantly fail our review will be reallocated to other schools by the local education authorities.

HR RECRUITMENT SERVICES

In response to corporate customers’ demand for blue-collar talent in a cost-effective and efficient manner, we launched our HR recruitment services in 2014. We provide multi-channel blue-collar HR recruitment services leveraging our HR recruitment service system, effectively integrate blue-collar talent acquired through multiple offline service and delivery sites and provide corporate customers with efficient recruitment solutions.

For the years ended December 31, 2023, 2024 and 2025, our revenue generated from HR recruitment services amounted to RMB75.5 million, RMB24.2 million and RMB17.7 million (US$2.5 million), representing 5.3%, 1.5% and 1.0% of our total revenue during the same years, respectively.

Recruitment Service Process

The following diagram illustrates the major steps of our HR recruitment services.

We enter into cooperative agreements with our corporate customers, we initiate our services process to understand their detailed demands for blue-collar talent, including the work description, skillset needed and the duration of such services. We then conduct candidate search by sending talent requests to our supplier network through the Compass system and conduct personnel searches on our offline service and delivery sites network based on the needs. The talent information that meets the talent request is registered in the Compass system, and the talent will participate in the interview at the places designated by the enterprise. To promote our successful recruitment rate and customers satisfaction rate, we will conduct preliminary screening through our offline service and delivery sites network in advance, with the intention to explore more suitable match, the result of which will be submitted to our corporate customers for review. From time to time, our offline service and delivery sites assist in interviewing the candidates upon corporate customers’ requests. After the interviews, suitable blue-collar talent will be employed and our corporate customers will enter into labor contracts with such blue-collar talent, and our offline service & delivery sites will assist blue-collar talent with their onboarding process. In addition, our customer service team provides follow-up value-added services throughout the entire recruitment process, to ensure the professionalism of our services. We receive the service fees based on the number and fee level of blue-collar talent recruited as agreed with our corporate customers.

Our Offline Service and Delivery Sites

We have established extensive offline service & delivery sites, aiming to better serve blue-collar talent nationwide. As of December 31, 2025, we operated 91 offline service & delivery sites, with our services outreaching to corporate customers in over 250 cities or counties across China. Such offline network in different levels of cities or counties enables us to extend the outreach of our offline services and facilitate the onsite talent onboarding services to our corporate customers. We have also diversified our offline outreach to cover job fairs and campuses.

Built on the efficient Compass system and our nationwide offline service & delivery sites, supported by our advanced IT capacities to ensure data safety and privacy protection at the same time, we have developed and employed the HR recruitment and employee management service system, through which we can provide services covering talent recruitment, onboarding and dismission record and daily attendance management, while providing blue-collar talent with the convenience provided by our nationwide offline service & delivery sites.

We charge our corporate customers service fees based on the number of blue-collar talents recruited and we do not charge blue-collar talent for our recruitment services. As of December 31, 2025, our services reached to over 7,000 corporates and public entities.

In order to better serve our corporate customers and create more employment opportunities for blue-collar talent, we, from time to time, engage third-party HR corporates to serve as agencies to introduce more corporate customers to us, aiming to flexibly and effectively expand our geographic outreach. As of December 31, 2025, we cooperated with 63 third-party HR corporates.

Instead of solely competing on price as most of HR recruitment service providers, we compete on the high-quality and large-scale talent reserves and satisfactory services we deliver. In addition, we distinguish us from our industry peers for our fast delivery time. Leveraging our accumulated blue-collar resources, it takes us one day at the shortest to match corporate customers’ demands with quality talent, which is above the industry average responding time as confirmed by CIC. As a result of our quality services, we maintain strong customer stickiness, as evidenced by our relatively high repeat recruitment rate, which is higher than the industry average, as confirmed by CIC.

EMPLOYEE MANAGEMENT SERVICES

In recent years, in response to the highly competitive business environment, an increasing number of corporates are inclined to outsource certain works when they deem necessary, for the sake of cutting costs and improving their managerial efficiency. As a leading blue-collar HR service brand in China, we have in-depth understanding of the vast demand for blue-collar outsourcing services from large-scale corporates and are accepted by the market for our strong delivery capacity, tech-oriented platforms, full industry coverage and the national width of services distribution. We have provided corporate customers with stable, sustainable and quality outsourcing services covering various industries such as manufacturing industry and modern service industry since 2014.

We provide flexible and diversified HR solutions to our corporate customers in accordance with their diverse labor demands, supported by the quality services provided by our employee workers. The employee management services we provide can easily adapt to the varying staffing needs of our corporate customers throughout different seasons. During the corporate customers’ busy season each year, we accumulate blue-collar talent resources with different skillset, aiming to provide sufficient talent and fulfill the immediate demand from our corporate customers. During the comparatively slow time of the year, our corporate customers can adjust their labor demand to avoid incurring unnecessary labor costs. For more information about the seasonality of our business, see “—Seasonality”. Leveraging the blue-collar talents of the Compass system, we can maintain a steady labor supply of our employee management services. According to CIC, we ranked first amongst blue-collar employee management service providers in China, in terms of the revenue generated from blue-collar employee management services in 2025 and ranked first in terms of the number of placements of blue-collar talent under labor outsourcing in 2025.

Our employee management services primarily comprise outsourcing services and other HR solutions. Our customers in employee management services are usually corporate customers, primarily comprising (i) who have an increasing demand for blue-collar talent due to continued business expansion, (ii) who focus on their core businesses and seek better control over operating costs associated with hiring, welfare, retirement, taxes and long-term compensation, or (iii) who have temporary or contingent labor needs from time to time. We work closely with our corporate customers to understand their diversified demands for tailored HR service solutions so as to support their workforce strategies. We serve corporate customers in a broad spectrum of industries, such as manufacturing, logistics and modern service.

Labor Outsourcing Services

We have provided corporate customers with stable, sustainable and quality labor outsourcing services since our inception. As our services concern the business and prospects of our corporate customers and the careers of our employee customers, trust and integrity are of particular importance. Our brand image, and consequently the trust placed by customers in us, play an important role in our business origination and development. For the years ended December 31, 2023, 2024 and 2025 the monthly average number of blue-collar talent under our labor outsourcing services reached 13,826, 20,165 and 31,911, respectively.

Different from providing standardized services competed by offering lower prices, we aim to provide corporate customers with differentiated and tailored outsourcing solutions in response to their business needs, to enhance their loyalty with us. To this end, we have developed different types of outsourcing solutions, such as human resource outsourcing, business process outsourcing and IT outsourcing, to address our corporate customers’ demand.

Along with the ever-growing trend of outsourcing services, more and more new economy corporate customers are inclined to outsource their backstage operation management to third-party outsourcing service providers, through which corporate customers could focus on it major business operation while effectively reducing their management costs on backstage operation. As of December 31, 2025, we had provided outsourcing backstage operation management services to an aggregate of 118 new economy corporate customers.

Under outsourcing arrangement, we enter into regular, fixed-term, bilateral employment relationships with the relevant workers, in accordance with the PRC Labor Law, PRC Labor Contract Law and other applicable PRC regulations.

We provide diversified positions under our outsourcing services. As of December 31, 2025, the top five positions we successfully placed under outsourcing services in terms of numbers of talent placed, were Property Service Workers, technical operator, telephone customer service staff, Warehouse Workers and quality inspectors.

Benefitted from the extensive blue-collar talent resources we accumulated, we have provided corporate customers with stable, sustainable and quality labor outsourcing services covering various industries such as manufacturing industry and modern service industry. With our deepening development, we are positioned to attract corporate customers with higher value and more growth potential, especially those in emerging industries.

Below please see an illustrative diagram of our labor outsourcing services.

Other HR Solutions

To a much lesser extent, we also provide other HR solutions to meet the diversified demands of our corporate customers, such as labor dispatch services, in order to supplement our corporate customers with flexible HR solutions.

Labor dispatch is a type of labor arrangement in the PRC, whereby the labor dispatch service provider, the dispatched worker and the employing company jointly enter into a tripartite labor dispatch relationship, and the dispatched worker is working for and supervised by the employing company. For labor dispatch services we provide, we are paid for service fees from our corporate customers, based on the number of employees recruited and type of services provided.

MARKET SERVICES

We also provide blue-collar talents, students of school customers and corporate customers and other end customers with market services primarily comprising value-added services, such as shopping services, catering services, student and blue-collar talents dormitory services and welfare services. For the years ended December 31, 2023, 2024 and 2025, we generated revenue of RMB129.7 million, RMB128.8 million and RMB71.8 million (US$10.2 million), respectively, from market services we provide.

We operate the following market services:

●	Shopping: leveraging our industrial resources accumulated and massive blue-collar consumer base, we sell a wide array of products in vocational schools we manage under school management model, such as daily necessities, stationery and school uniform to satisfy the daily needs of students; and

●	Catering: we provide catering services at the vocational schools we manage under school management model.

●	Welfare services: we started providing welfare services to corporate customers in September 2022. Once we receive a customer’s order, we purchase welfare products from the suppliers, and we do not maintain the inventory of these welfare products. With our close relationships with multiple companies in different industries, such as food and daily necessity manufacturers, we can provide diversified welfare products to businesses at competitive prices.

Having served as the bridges among the corporate customers, blue-collar talent, students and third-party suppliers, we expect to provide diversified market services to corporate customers, blue-collar talent and students, in order to improve their satisfaction and stickiness to our brands.

OUR OVERSEAS BUSINESS DEVELOPMENT

Witnessing the overseas growing demands for qualified blue-collar talent, which arises from the continuous impelling of the “One Belt and One Road” Initiative and the accelerated growth of Chinese enterprises’ strategic expansion, we, as one of the first movers of the industry, have timely seized the opportunities to provide employee management services to our corporate customers overseas. Since our establishment of Singaporean subsidiary in 2020, we have established and will continue to further expand our business existence to countries in Southeast Asia. As of December 31, 2025, we had established our overseas subsidiaries in three countries and provided services to customers with projects located in six countries.

TECHNOLOGY

As of December 31, 2025, our IT team consisted of 34 IT professionals, with an average of three years of working experience.

We have devoted great efforts on the research and development of our IT infrastructure and technology. Leveraging our IT-enable capacities and experienced IT team, we have established a multiple-layer and comprehensive digital system, including IT infrastructure, business support system, data analytics system and featured data product under development, which helps us in the achievement of full digitalization and tech-enabled business intelligence.

IT Infrastructure

Our IT infrastructure comprises IT hardware infrastructure and IT software infrastructure. Among the IT software facilities, we operate integrated management platform for internal control and risk management for our daily office, HR management system and financial management system, which are used to digitalize our business process and improve our operating efficiency.

Business Support System

Our business support system primarily comprises (i) Kuixing education cloud solutions to track the operational data of our vocational education services, such as student enrolment and curriculum setting; (ii) Compass system, which is our business middle-office launched in the second half of 2021 and further iterated in the first half of 2022, through the utilization of which we can effectively digitalize and optimize our business operations thereby significantly improving our operating efficiency and reducing staff costs of the employee management; and (iii) Polestar business intelligence system which helps us to collect, store, analyze and report the operating data in our daily activities, to serve as an effective analytics tool and improve our managerial efficiency.

CUSTOMERS

The customers of our vocational education business primarily comprise local governments, corporates, vocational schools as well as individual students. Customers for our HR recruitment and employee management services primarily comprise companies from a wide array of industries, including manufacturing, retail consumption, service industry, trade, Internet, finance, real estate and logistics, as well as public institutions. Customers of market services primarily comprise students of the vocational schools we manage under school management model and corporate customers. In 2023, 2024 and 2025, revenue generated from our five largest customers accounted for approximately 25.5%, 30.8% and 27.8% of our total revenue, respectively.

SALES AND MARKETING

Branding

We have a centralized marketing team at our headquarters focusing on the formulation of our branding strategies and scheduling of marketing activities. We have adopted a series of measures for the promotion of our brands:

●	to firmly enhance our brand reputation, we hold welfare activities, such as offering free travels opportunities, hosting talent contests and filming microfilm, targeting at blue-collar talent and students;

●	to largely expand our brand influence, we participate in industrial exhibitions and seminars, targeting at enterprises, vocational institutions, and other potential customers;

●	to effectively improve our brand professionalism, we from time to time publish industrial reports, index reports; and

●	to further improve our brand stickiness, we launch forums, conferences, summits, seminars, and other activities from time to time.

We utilize a variety of marketing tools to attract high-quality students for the schools we cooperate with, including on-site promotion and word-of-mouth referrals. We also participate in on-site promotion activities, such as job fairs, industry exhibitions and industry forums to attract new customers for our HR recruitment and employee management services. We primarily promote our market services through word-of-mouth referrals.

SUPPLIERS

Suppliers for our vocational education business primarily comprise suppliers of construction projects and infrastructure services. Suppliers for our HR recruitment and employee management services primarily comprise third-party HR resources suppliers. Suppliers for our market services primarily comprise the suppliers of food, daily necessities, software and hardware. In 2023, 2024 and 2025, purchases from our five largest suppliers accounted for approximately 38.8%, 21.3% and 36.7% of our total purchases, respectively.

SEASONALITY

Our HR recruitment services and employee management services are subject to seasonality. We generally record lower revenue in the first quarter of a year which has a number of major holidays, such as the Chinese New Year, when blue-collar workers tend to return to their hometown to celebrate with their families. Our vocational education services and market services are not subject to seasonality.

INTELLECTUAL PROPERTY

As of December 31, 2025, we had (1) 121 trademarks registered in the PRC, 10 trademarks registered in Hong Kong, (2) 387 copyrights registered in the PRC, (3) five registered domain names, and (4) 27 registered patents and five pending patent application in the PRC.

We recognize the importance of our intellectual property rights and will protect and enforce our intellectual property rights by relying on intellectual property laws, as well as confidentiality agreements we enter into with our employees and customers when we become aware of any potential infringement. As of December 31, 2025, we were not engaged in or threatened with any claim for any material infringement of any intellectual property rights, whether as a claimant or as a defendant. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

INSURANCE

We maintain commercial insurance policies to safeguard against risks and unexpected events for some of our employees that we consider necessary. The insurance coverage for our operations was adequate and in line with industry practice as of December 31, 2025. However, the risks related to our business and operations may not be fully covered by insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage to cover our potential losses and claims.”

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

We give high regard for environmental protection and are committed to promoting corporate social responsibility and sustainable development. Therefore, we seek to and have integrated these core values into our business operation by adopting and implementing various policies in relation to environmental, social, and corporate governance responsibilities (the “ESG policy”) throughout our operations. Our ESG policy sets forth our corporate social responsibility objectives and provides guidance on practicing corporate social responsibility in our daily operations in accordance with all applicable law and regulations, including the Listing Rules.

We have adopted various ESG policies to identify, assess, manage and mitigate ESG - related risks, including but not limited to: we strictly comply with the ESG-related rules and regulations, and adhere to the “sustainable development strategy” during our business development; we from time to time, review and assess the ESG reports issued by our industry peers to ensure that all relevant ESG-related risks are identified; our management from time to time discuss our ESG-related issues to ensure all the material ESG-related procedures are recognized and reported; our Directors’ enhanced supervision regarding ESG-related risks, ensuring that our relevant policies are duly implemented and have continuous updates for full compliance with the latest laws, regulations and standards; we endeavor to improve our employees’ awareness of environmental protection and resource conservation, through the publicity activities we organize; and we assign staff to supervise the implementation of our environmental protection policies, identify any misbehaviors during the implementation and adopt remedial measures as appropriate.

EMPLOYEES

As of December 31, 2025, we had 424 full-time employees, permanent and contractors included. The following table shows a breakdown of the employees working for us by function as of the same date.

Function	Number of employees	% of total employees
Management	78	18.4%
Operations and IT	143	33.7%
Sales and marketing staff	138	32.6%
Finance and legal staff	48	11.3%
Human resources and administrative staff	17	4.0%
Total	424	100.00%

In addition, we had 31,911 blue-collar talent working for our corporate customers under our outsourcing services as of December 31, 2025. For details of our labor outsourcing business, see “—Employee Management Services.” We also had 19 part-time employees as of the same date.

As of December 31, 2025, substantially all of our employees were located in the PRC.

We believe we have maintained good relationships with our employees. Our employees are represented by a labor union. As of December 31, 2025, we did not experience any strikes or any labor disputes with our employees which have had or are likely to have a material effect on our business operation or financial performance. Our employee recruiting channels mainly include referrals, HR recruitment, school recruitment and social recruitment. Our employees typically enter into standard employment contracts incorporating a confidentiality clause with us.

LEGAL PROCEEDINGS

We may from time to time be subject to legal proceedings, disputes and claims that arise in the ordinary course of business, which primarily included cooperation disputes and disputes regarding the outsourcing employees with our corporate customers. As of December 31, 2025, we were not a party to any ongoing material litigation, arbitration, or administrative proceedings, and we were not aware of any claims or proceedings contemplated by government authorities or third parties which would materially and adversely affect our business. As of the same date, our Directors were not involved in any actual or threatened material claims or litigation.

GOVERNMENT REGULATION

Set forth below is a summary of the most significant rules and regulations that affect our business activities in China, or the rights of our shareholders to receive dividends and other distributions from us.

Regulations on HR Services

HR services providers in China are mainly regulated by the Ministry of Human Resources and Social Security (the “MOHRSS”). The principal regulations applicable to HR services providers include (1) the Provisions on Employment Services and Employment Management promulgated on November 5, 2007 and latest amended on January 7, 2022 by the MOHRSS, (2) the Provisions on Talent Market Administration jointly promulgated by the PRC Ministry of Personnel, the PRC State Administration for Industry and Commerce on September 11, 2001 and latest amended on December 31, 2019 by the MOHRSS, and (3) the Interim Regulation on Human Resources Market promulgated by the PRC State Council on June 29, 2018.

Under the Provisions on Employment Services and Employment Management, the Provisions on Talent Market Administration and the Interim Regulation on Human Resources Market, any entity engaging in occupational intermediary activities in China must obtain a HR Services License from the administrative department of human resources and social security. Besides, the profit-making HR service organization shall file with the administrative department of human resources and social security 15 days from the date of carrying out services such as the collection and release of HR supply and demand information, employment and entrepreneurship guidance, human resource management consulting, human resource assessment, HR training, and HR service outsourcing. Where a profit-making HR service organization establishes a branch, it shall, within 15 days from the date of completion of the industrial and commercial registration, report in writing to the administrative department of human resources and social security where the branch office is located.

In addition, according to the Provisions on Talent Market Administration, as a talent recruitment service provider, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisements. According to the Contract Law of PRC, which was implemented on October 1, 1999 and was replaced by the Civil Code on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damage caused.

Regulations on Labor Dispatching Services

Labor dispatching services providers in China are mainly regulated by the MOHRSS. The principal regulation applicable to labor dispatching services providers are the Measures for the Implementation of Administrative License for Labor Dispatch promulgated by the MOHRSS on June 20, 2013 and the Interim Provisions on Labor Dispatch promulgated by the MOHRSS on January 24, 2014.

Under the Measures for the Implementation of Administrative License for Labor Dispatch, the labor dispatching service provider shall apply to the human resources and social security administrative department at its domicile (hereinafter referred to as the licensing authority) for an administrative license according to law. Where a labor dispatching service provider establishes a subsidiary to operate the labor dispatching services, the subsidiary shall apply to the local licensing authority for an administrative license; if the labor dispatching service provider establishes a branch to operate the labor dispatching services, it shall report the licensing authority in writing, and the branch shall file with the local administrative department of human resources and social security.

Under the Interim Provisions on Labor Dispatch, the labor dispatching service provider shall: (1) truthfully inform the dispatched laborer of the provisions of Article 8 of the Labor Contract Law (as defined below), the rules and regulations to be observed, and the contents of the labor dispatch agreement; (2) establish a training system to conduct onboarding knowledge and safety education training for dispatched workers; (3) pay the labor remuneration and conduct the related treatment of the dispatched laborers in accordance with the state regulations and the labor dispatch agreement; (4) in accordance with the provisions of the State and the labor dispatch agreement, pay social insurance premiums for the dispatched workers in accordance with the law, and handle the relevant procedures for social insurance; (5) urge the institutions that accept employment in the form of labor dispatch to provide labor protection and labor safety and sanitation conditions for the dispatched workers according to law; (6) issue the relevant proof regarding dissolving or terminating the labor contract according to law; (7) assist in handling disputes between dispatched laborers and the institutions that accept employment in the form of labor dispatch; and (8) conduct other matters as stipulated by laws, regulations and rules.

In addition, according to the Labor Contract Law of the PRC, which was implemented on January 1, 2008 and amended on July 1, 2013, the labor dispatching service provider shall conclude a fixed-term labor contract with the dispatched laborer for more than two years, and pay the labor remuneration on a monthly basis; when the dispatched laborer has no work, the labor dispatching service provider shall pay to the dispatched laborers according to the minimum wage standard prescribed by the local people’s government monthly. The dispatched laborers of the labor dispatching service provider shall enter into labor dispatch agreements with the institutions that accept employment in the form of labor dispatch. The labor dispatch agreement shall stipulate the number of dispatched posts and personnel, the duration of dispatch, the amount of labor remuneration and social insurance premiums, the method of payment, and the liability for breach of agreement. In the event of a violation of any legal provisions of the Labor Contract Law, administrative penalties may be imposed on the dispatch service provider by the competent PRC government authority in charge of labor administration, including warning, rectification orders, fines, orders for payment of wages and compensation to labors, revocation of business licenses and other penalties. Any institution accepting dispatched laborers may be held jointly and severally liable together with the dispatch service provider in case harm is done to labors as a result of such institution’s violation of the Labor Contract Law.

Provisions on Talent Market Administration

Provisions on Talent Market Administration promulgated by the MOHRSS on September 11, 2001 and last amended on December 31, 2019, provides that “job agencies”, which means the organizations specializing in the provision of intermediary services or other related services for the employers and job seekers, either as their core business or as a sideline, shall obtain the approval and the Job Agency Service License from the personnel administration department of the local government before it engages in the business of providing intermediary job services; the Internet information service providers engaged in Internet-based intermediary job services, either as their core business or as a sideline, must apply for the License. Whoever violates Provisions on Talent Market Administration and establishes a job agency or engages in job intermediary services without approval from the labor administrative department of the relevant government shall be ordered to stop the business by the labor administrative department of the relevant government at or above the county level, and be currently given a fine of up to RMB10,000; where there are illegal gains, the perpetrator may be imposed a fine of up to three times the value of the illegal gains, subject to a maximum of RMB30,000.

Regulations on Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which was further amended on August 27, 2009, on December 29, 2018 and on April 29, 2021, stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Comparing to the version of Education Laws that was amended and came into effect on 2009, which provided that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, the current Education Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

On April 20, 2022, Standing Committee of the National People’s Congress, or the SCNPC, adopted the amended Vocational Education Law of the PRC, or the Amended Vocational Education Law, which became effective on May 1, 2022 and replaced the previous Vocational Education Law of the PRC adopted in 1996. The Amended Vocational Education Law specifies that the vocational education is as important as regular education and that the state encourages the development of various levels and forms of vocational education, the extensive and equal participation of social forces in vocational education and the international communication and the cooperation in vocational education, and strives to improve vocational education recognition. The Amended Vocational Education Law also provides the establishment and improvement of the vocational education system, deepening cooperation between enterprises and schools, and the improvement of the vocational education guarantee system and measures.

The Law for Promoting Private Education and its Implementing Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was last amended on December 29, 2018; and the Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004, and was last amended on April 7, 2021. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules stipulates that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school using internet technology to conduct education activities shall obtain an appropriate private school operating permit and shall establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. The Amended Implementing Rules further stipulates that any entities or individuals shall not control any schools providing compulsory education or any non-profit schools providing pre-school education through merger, acquisition or contractual arrangements. A private school providing compulsory education shall not conduct any transaction with any related party. Any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. A private school shall establish an information disclosure system for related party transactions and relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transactions on an annual basis.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc.

On December 30, 2016, the Ministry of Education, Ministry of Civil Affairs, State Administration for Industry and Commerce (the predecessor of the SAMR), the MOHRSS and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register as for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level. On December 30, 2016, the Ministry of Education, State Administration for Industry and Commerce and the MOHRSS jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of State Administration for Industry and Commerce. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

Regulations on Food Operation License

On June 15, 2023, the SAMR promulgated the Administrative Measures for Food Operation Licensing and Record-filing, and came into effect on December 1, 2023. According to the Administrative Measures for Food Operation Licensing and Record-filing, a food operation license must be obtained in accordance with the law to engage in food selling and catering services within the territory of the PRC, except for: (1) food producers with food operation licensing sell the food producing at their production and processing places or via the Internet; and (2) other circumstances under which the food operation licensing is not required according to laws and regulations. The sales of prepackaged food only shall be filed with the local branches of SAMR. Where food operators conduct food operation activities in different operation places, they shall respectively obtain food operation licensing or make record-filing in accordance with the law.

Regulations on Protection of Personal Information of Citizen

On November 28, 2019, the CAC, the Ministry of Industry and Information Technology (the “MIIT), the Ministry of Public Security and the SAMR jointly promulgated Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, in order to provide reference for the identification of illegal collection and use of personal information by Apps and in the implementation of the PRC Cybersecurity Law and other relevant laws and regulations. This Notice provide the detailed methods to identifying of illegal behaviors in collecting and using personal information by Apps, such as the behavior of “non-disclosure of collection and use rules,” “failing to expressly state the purpose, method and scope of collecting and using personal information,” “collecting or using personal information without the consent of users,” “collecting personal information unrelated to the services they provide in violation of the principle of necessity,” “providing others with personal information without the consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose the information on complaints and whistleblowing reports.”

On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019. According to such Provisions, among other things, (1) “children” in these Provisions refers to minors under the age of 14; any network operator collecting, storing, using, transferring or disclosing children’s personal information shall follow the principles of properness and necessity, informed consent, explicit purpose, security assurance and lawful use; (2) network operators shall establish special rules and user agreements for the protection of children’s personal information, and designate persons to take charge of the protection of children’s personal information; (3) to collect, use, transfer or disclose a child’s personal information, any network operator shall inform the child’s guardians in a noticeable and clear manner, and shall obtain the consent of the child’s guardians; network operators shall, upon seeking consent, provide the option of rejecting option for the child’s guardians; (4) network operators shall not collect children’s personal information unrelated to the services they provide, nor shall they collect children’s personal information in violation of the provisions of laws and administrative regulations and the agreements reached by both parties, and if it is really necessary to use such information beyond the agreed purposes and scope due to business needs, consent shall be obtained from the child’s guardians again; (5) where a network operator entrusts a third party with the processing of children’s personal information, it shall conduct security assessment of the entrusted party and the acts of entrustment, sign an entrustment agreement, specifying responsibilities of both parties, matters to be handled, handling period, nature and purpose of the handling; the entrustment shall not exceed the scope of authorization, and where network operators intend to transfer children’s personal information to a third party, they shall carry out security assessment by themselves or entrust a third-party institution to do so.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an App’s basic functional services, without which the App cannot achieve its basic functional services.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. “Personal information” refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The PRC Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. The PRC Personal Information Protection Law requires, among other things, that (1) the processing of personal information should have a clear and reasonable purpose and should be directly related to its purpose, in a method that has the least impact on personal rights and interests, and (2) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities processing personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties according to the PRC Personal Information Protection Law.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On October 16, 2023, the State Council promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minor’s cyber protection on the basis of the Personal Information Protection Law.

Regulations on Cybersecurity and Data Security

According to the PRC Cybersecurity Law promulgated in November 7, 2016 and effective on June 1, 2017, and last amended on October 28, 2025 and became effective on January 1, 2026, in construction or operation of networks or supply of services through networks, technical measures and other necessary measures must be implemented in accordance with laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to cybersecurity incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On December 28, 2021, the CAC, together with other relevant departments, published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a Critical Information Infrastructure Operator (CIIO) purchasing network products and services and network platform operators engaging in data processing activities that affect or may affect national security shall apply for cybersecurity review and that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. CIIOs shall, based on a leveled system for cybersecurity protection, adopt technical protection and other necessary measures to respond to cybersecurity incidents, defend against cyber-attacks and other criminal activities, ensure the safe and stable operation of critical information infrastructure, and maintain data integrity, confidentiality and availability pursuant to relevant laws, regulations and the mandatory requirements under national standards. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (1) a data processor provides important data abroad; (2) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (3) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (4) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers are required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (1) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (2) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (3) other outbound data transfer activities prescribed by the CAC.

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to this Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirement of outbound data transfer, such as, security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. In addition, Pilot Free Trade Zones are granted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative list without security assessment.

Regulations on Intellectual Property Rights

Copyright Law of the PRC

Pursuant to the Copyright Law of the PRC (the “Copyright Law”), which was promulgated on September 7, 1990 and last amended on November 11, 2020 and became effective on June 1, 2021, copyrights include personal rights such as the right of publication and that of authorship as well as property rights such as the right of production and that of distribution. Works which can be protected under Copyright Law include written works; oral works; musical, dramatic, choreographic and acrobatic art works; works of fine art and architecture; photographic works; audiovisual works; drawings of engineering designs and product designs, maps, sketches and other graphic works as well as model works; computer software, etc.

Trademark Law of the PRC and its Implementing Rules

Trademarks are protected by the Trademark Law of the PRC which was promulgated on August 23, 1982 and last amended on April 23, 2019, effective and took effect on November 1, 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of ten (10) years to registered trademarks, renewable every ten (10) years where a registered trademark needs to be used after the expiration of its validity term.

Patent Law of the PRC and its Implementing Rules

According to the Patent Law of the PRC, promulgated by the SCNPC on March 12, 1984 and further amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, of which latest version came into effect on June 1, 2021 and the Implementing Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, and last amended on December 11, 2023 and came into effect on January 20, 2024, the term “invention-creations” refers to inventions, utility models and designs. The duration of a patent right for inventions shall be twenty (20) years, the duration of a patent right for utility models shall be ten (10) years and the duration of a patent right for designs shall be fifteen (15) years, counted from the filing date. In the event that a dispute arises due to a patent being exploited without the prior authorization of the patentee, that is to say an infringement upon the patent right of the patentee.

Domain Names

Pursuant to the Administrative Measures for Internet Domain Names promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and came into effect on November 1, 2017, the establishment of any domain name root server and institution for operating domain name root servers, domain name registry and domain name registrar within the territory of China shall be subject to the approval of the Ministry of Industry and Information Technology or provincial, autonomous regional and municipal communications administration authorities. The registration of domain name shall follow the principle of “first to file and first to register”, except as otherwise provided for by the corresponding detailed rules for the implementation of domain name registration.

Regulations on Foreign Investment in the PRC

Company Law of the People’s Republic of China

The Company Law of the People’s Republic of China (the “Company Law”), which was promulgated on December 29, 1993 and became effective on July 1, 1994, last amended and effective on December 29, 2023 and came into effect on July 1, 2024, provides that companies established in China may take the form of limited liability company or joint stock company with limited liability. Each company has the status of a legal person and owns the assets itself. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version)

Pursuant to the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “Negative List 2024”) promulgated on September 6, 2024 and effective on November 1, 2024, limitations were stipulated for foreign investments in different industries in the PRC. Foreign investments shall be classified into two categories, namely the Catalog of Encouraged Industries for Foreign Investment and the Special Management Measures (Negative List) for the Access of Foreign Investment. The Negative List 2024 provides restrictions on shareholding ratio and requirements on senior management personnel in restricted industries and prohibitions on foreign investment in certain industries. Industries that do not fall within the Negative List 2024 are industries permitted for foreign investment, and foreign investments in such permitted industries shall be subject to the same requirements on domestic investments.

Foreign Investment Law of the People’s Republic of China

On March 15, 2019, the 2nd meeting of the 13th NPC approved the Foreign Investment Law of the People’s Republic of China (the “FIL”), which became effective on January 1, 2020. According to the FIL, the “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises or other organizations (the “Foreign Investors”) in the PRC, including the following: (1) Foreign Investors establishing foreign-invested enterprises in China alone or collectively with other investors; (2) Foreign Investors acquiring shares, equities, properties or other similar rights of Chinese domestic enterprises; (3) Foreign Investors investing in new projects in China alone or collectively with other investors; and (4) Foreign Investors investing through other ways prescribed by laws and regulations or the State Council. The State adopts the management system of pre-establishment national treatment and negative list for foreign investment. The pre-establishment national treatment refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; and the negative list refers to special administrative measures for access of foreign investment in specific fields as stipulated by the State. The State will give national treatment to foreign investments outside the negative list. The negative list will be released by or upon approval by the State Council. After the FIL came into effect, the FIL replaced the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures and the Wholly Foreign-Owned Enterprise Law of the People’s Republic of China, and became the legal foundation for foreign Investment in the PRC.

On December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China (the “Implementing Rules”), which became effective on January 1, 2020 and replaced the Implementing Rules of the Laws on Sino-Foreign Equity Joint Ventures, the Interim Provisions on the Term of Sino-Foreign Equity Joint Ventures, the Implementing Rules of the Laws on Sino-Foreign Cooperative Joint Ventures and the Implementing Rules of the Wholly Foreign-Owned Enterprise Law. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, that (1) an foreign-invested enterprise’s investment within the territory of China is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (2) an foreign-invested enterprise may, within five years following January 1, 2020, choose to amend its legal form or corporate governance and complete amendment registration, or to keep its original legal form or corporate governance; and (3) provisions regarding the transfer of equity interests or distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing foreign-invested enterprise may survive the FIL after such foreign-invested enterprise amends its legal form or corporate governance in accordance with applicable laws.

Measures on Reporting of Foreign Investment Information

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which took effective on January 1, 2020 and replaced the Interim Measures for the Administration of Record-filing on the Incorporation and Changes of Foreign-invested Enterprises. Foreign Investors carrying out investment activities in the PRC or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System pursuant to the Measures on Reporting of Foreign Investment Information.

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, which were promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide the regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize telecommunications services in the PRC into basic telecommunications services and value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. Under the Telecommunications Regulations, telecommunications services providers shall obtain operating licenses from the MIIT or its provincial counterparts prior to the commencement of operations.

The Administrative Measures for Telecommunications Business Operating License with latest amendments becoming effective from September 1, 2017 set forth more specific provisions regarding the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The value-added telecommunications services operators providing value-added services across multiple provinces are required to obtain inter-regional licenses from the MIIT, whereas value-added telecommunications services operators providing such services within a single province are required to obtain local licenses from the provincial level counterparts.

The Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024 classify internet information services into either commercial internet information services or non-commercial internet information services. Commercial internet information services refer to paid services such as provisions of information or website production to online users via the internet. Companies engaged in commercial internet information services shall obtain the licenses for internet information services from the competent telecommunications authorities.

The Catalog of Classification of Telecommunications Services, attached to the Telecommunications Regulations and last amended on June 6, 2019 by the MIIT, divides information services business into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services.

Restrictions on Foreign Investment in Value-added Telecommunications Services

According to the Negative List 2024, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business, or the Circular No. 196. Circular No. 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services, or the operational e-commerce. In respect of the application for a permit for any foreign-invested enterprise engaging in operational e-commerce, the requirements for the proportion of foreign equity are governed by the Circular No.196 while other requirements and approval procedures are subject to the FITE Regulations.

Regulations on Employment and Social Security

Labor Law of PRC

The Labor Law of PRC, which was promulgated by the SCNPC on July 5, 1994, became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, provides that laborers have the right to be employed on an equal basis, choose occupations, obtain remunerations for labor, take rests, have holidays and leaves, receive labor safety and sanitation protection, get training in professional skills, enjoy social insurance and welfare treatment, and submit applications for settlement of labor disputes, and other labor rights stipulated by law. An employer shall develop and improve its rules and regulations to safeguard the rights of its workers. Labor safety and health facilities must comply with relevant national standards. Workers engaged in special operations shall have received specialized training and obtained the pertinent qualifications.

Labor Contract Law of PRC and its Implementation Regulations

The Labor Contract Law of PRC, which was promulgated by the SCNPC on June 29, 2007, became effective on January 1, 2008, and was amended on December 28, 2012, and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law which was promulgated and came into effect on September 18, 2008 by the State Council, regulate the relations of employer and the employee that an employer shall enter into a written labor contract with its employees, and contain specific provisions involving the terms of the labor contract.

Regulations on Supervision over the Social Security and Housing Funds

The Law on Social Insurance, which was promulgated on October 28, 2010, became effective on July 1, 2011, and was amended on December 29, 2018, regulates that all employees are required to participate in basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance, which must be contributed by both the employers and the employees or by employers only (with respect to maternity insurance and work injury insurance). Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times of the overdue amount.

According to the Provisional Regulations on the Collection and Payment of Social Insurance Premium, effective January 22, 1999 and amended on March 24, 2019, the Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, the Regulations on Unemployment Insurance promulgated on January 22, 1999 and the Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, enterprises in China must provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and must pay or withhold relevant social insurance premiums for or on behalf of employees.

The Regulations on the Administration of Housing Provident Fund, which was promulgated and effective on April 3, 1999 and came into effect on the same date, and was amended on March 24, 2002 and March 24, 2019, stipulates that housing provident fund contributions paid by both an individual employee and housing provident fund contributions paid by his or her employer shall all belong to the individual employee. Companies who fail to process such registrations or open housing provident fund accounts for their employees, shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Otherwise, those who violate such procedures within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach the regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the MOF and the STA, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

According to SAFE Circular 7 issued on February 15, 2012, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to register such stock incentive plan, and obtain the approval for an annual allowance with respect to the purchases of foreign exchanges in connection with stock purchases or stock option exercises. Such PRC individuals’ foreign exchange income received from the sales of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must retain an overseas entrusted institution to handle matters in connection with their stock option exercises and stock purchases and sales. The PRC domestic agent also needs to update the registration with SAFE within three months after the overseas-listed company materially changes its existing stock incentive plans or makes any new stock incentive plans.

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated on March 16, 2007, became effective on January 1, 2008, and was amended by the SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the EIT Law (the “EIT Regulations”), which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and amended by the State Council on December 6, 2024 and came into effect on January 20, 2025. These enterprises are classified as either resident enterprises or non-resident enterprises. Resident enterprises refer to enterprises that are established in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises refer to enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but which (whether or not through the establishment of institutions in the PRC) derive income from the PRC. Under the EIT Law and EIT Regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not established institutions or places in the PRC, or if they have established institutions or places in the PRC but there is no actual relationship between the relevant income derived in the PRC and the institutions or places set up by them, enterprise income tax is set at the rate of 10%.

Certain subsidiaries of the Company have been qualified as “Small Profit Enterprises”. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million, approximately US$141,225, of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million, approximately US$423,675, of the assessable profit before tax is subject to the tax rate of 20%.

According to the EIT Law and the EIT Regulations, an enterprise certified as a high and new technology enterprise is subject to a preferential EIT of 15%. In accordance with the Measures for Administration of Recognition of High and New Technology Enterprise implemented on January 1, 2016, an enterprise certified as a high and new technology enterprise is subject to review by the relevant PRC authorities and shall submit the information about the relevant intellectual property, scientific and technical personnel, research and development expense, operating revenue of previous year and other annual status on the required official web site.

Value-Added Tax

Pursuant to the Value-added Tax Law of the PRC, promulgated on December 25, 2024 and effective on January 1, 2026, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, the sales of services, intangible assets and real property, and the importation of goods within the territory of the PRC shall be liable to pay value-added taxes, or VAT. The VAT tax rates are generally 13%, 9%, 6% and 0%. The Regulations for the Implementation of the Value-Added Tax Law of the PRC, promulgated on December 25, 2025 and effective on January 1, 2026, provides further details on the scope of the tax, applicable tax rate in specific situations, and calculation methods for the amount payable.

Dividend Appropriations

According to the Arrangement on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong Special Administrative Region entered into between Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which beneficially owns 25% or more interest in the PRC enterprise and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under applicable PRC laws, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments once approvals have been obtained from the relevant tax authorities.

According to the Notice on the Several Issues relating to Implementation of Dividend Clauses in Tax Treaties promulgated by the STA on February 20, 2009 and came into effect on the same date, if a Chinese resident company pays dividends to a fiscal resident of the other contracting party to a tax agreement and the fiscal resident of the other contracting party (or dividend recipient) is the beneficial owner of the dividends, the dividends obtained by the fiscal resident of the other contracting party may enjoy the treatment under the tax agreement. The non-resident taxpayer or the withholding agent is required to obtain and keep sufficient documentary evidence proving that the recipient of the dividends meets the relevant requirements for enjoying a lower withholding tax rate under a tax treaty. If the main purpose of an offshore transaction or arrangement is to obtain a preferential tax treatment, the competent tax authority shall have the right to make adjustments if any taxpayer has illicitly enjoyed the treatment under a tax agreement by virtue of such a transaction or arrangement.

According to the Administrative Measures on Non-resident Taxpayers to Enjoy the Treatment under Tax promulgated by the STA on October 14, 2019 and effective as of January 1, 2020, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent. The non-resident taxpayer must, simultaneously gather and retain the relevant materials for future inspection, and accept follow-up administration by the tax authorities.

Regulations on Foreign Exchange Control

The Regulations on the Control of Foreign Exchange of the PRC, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996, and were amended on January 14, 1997 and August 5, 2008, set out that foreign exchange receipts of domestic institutions or individuals may be transferred to China or deposited overseas and that the SAFE shall specify the conditions for transfer to China or deposit overseas and other requirements in accordance with the international receipts, payments status and requirements of foreign exchange control. Foreign exchange receipts for current account transactions may be retained or sold to financial institutions engaged in the settlement or sale of foreign exchange. Domestic institutions or individuals that make direct investments abroad or are engaged in the offering or trade of valuable securities or derivative products overseas should register according to SAFE regulations. Such institutions or individuals subject to prior approval or record-filing with relevant authorities shall complete the required approval or record-filing prior to foreign exchange registration. The exchange rate for RMB follows a managed floating exchange rate system based on market demand and supply.

The Circular 37, the Circular on Issues relating to Foreign Exchange Administration for Financing and Round-trip Investments by Domestic Residents through Overseas Special-purpose Companies ([2014] No. 37) promulgated by SAFE on July 4, 2014 with immediate effect, states that (i) a PRC resident, including a PRC resident natural person or a PRC legal person, shall register with the local branch of the SAFE before it contributes its domestic or oversea assets or equity interest into a special purpose vehicle which shall refer to foreign enterprise established directly or controlled indirectly by such PRC resident for the purpose of investment and financing and (ii) when the special purpose vehicle undergoes change of basic information, such as change in PRC resident natural person shareholder, name or operating period, or occurrence of a material event, such as change in share capital of a PRC resident natural person, performance of equity transfer, merger or separation, the PRC resident shall register such change with the local branch of the SAFE in a timely manner.

According to Circular of SAFE on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “Circular 13”), which became effective on June 1, 2015 and last amended on December 30, 2019, banks are required to review and carry out foreign exchange registration under offshore direct investment directly. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the “Circular 19”), promulgated on March 30, 2015 and amended on December 30, 2019 and March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “Circular 16”), which became effective on June 9, 2016 and amended on December 4, 2023, continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE released the Circular on Further Promoting the Facilitation of Cross- border Trade and Investment (the “Circular 28”) which was implemented on the same date and amended on December 4, 2023. Under Circular 28, besides foreign-invested enterprises engaged in investment business, non-investment foreign invested enterprises are also permitted to make domestic equity investments with their capital funds under the condition that current special administrative measures for foreign investments (negative list) are not violated, and the relevant domestic investment projects are true and compliant.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their income under capital accounts such as capital funds, foreign loans and overseas listing, without the need to provide the evidential materials concerning authenticity of such capital for banks in advance for each payment, provided that they shall utilize such funds in an authentic and compliant way, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checks in accordance with the relevant requirements.

Laws and Regulations Relating to M&A and Overseas Listing

The Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”) were first jointly promulgated by six PRC governmental authorities, namely the MOFCOM, the STA, the SAFE, the SAMR, the State-owned Assets Supervision and Administration Commission of the State Council and the CSRC on August 8, 2006, came into effect on September 8, 2006 and was subsequently amended and re-promulgated by the MOFCOM on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic non-foreign invested enterprise or subscribe the increased capital of a domestic non-foreign invested enterprise, and thus changing of the nature of the domestic non-foreign invested enterprise into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase the assets of a domestic non-foreign invested enterprise and operate the asset via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic non-foreign invested enterprise by agreement, establish a foreign invested enterprise by contributing such assets in such foreign invested enterprise to operate the assets. The M&A Rules requires, among other things, offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by the PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Administrative Measures”) which shall take effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

The Administrative Measures apply to overseas offerings and/or listings directly or indirectly by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, including (i) direct overseas securities offerings and/or listings conducted by companies incorporated in the PRC, or PRC domestic companies, directly and (ii) indirect overseas securities offerings and/or listings conducted by companies incorporated overseas with operations primarily in the PRC and valued on the basis of equity, assets, profits or other interests in PRC domestic companies. An equity or equity-linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and, (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form” approach. The Administrative Measures require (1) the filing of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their overseas underwriters with the CSRC under certain conditions and the submission of an annual report to the CSRC within the required timeline.

Also on February 17, 2023, the CSRC also held a press conference for the release of the Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (“Notice on Overseas Filing”), which, among others, clarified that: (i) on or prior to the effective date of the Administrative Measures, the PRC domestic companies that had already submitted valid applications for overseas offering and listing but not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; and (ii) a six-month transition period was granted to PRC domestic companies which, prior to the effective date of the Administrative Measures, had already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Administrative Measures.

Meanwhile, the Administrative Measures also stipulated that in the following circumstances, domestic enterprises shall not be listed overseas: (i) it is clearly prohibited from listing for financing by the laws and regulations and relevant requirements of the State; (ii) overseas offering or listing will threaten or jeopardize national security as reviewed and determined by the relevant competent authorities of the State Council in accordance with the laws; (iii) the domestic enterprises or their controlling shareholders, actual controllers have committed corruption, bribery, misappropriation or expropriation of property, criminal offences that disrupted the socialist market economic order within the last three years; (iv) the domestic enterprises are being investigated because of suspected crime, or being investigated for material violations or incompliance with laws and regulations, and no conclusions have been made; or (v) there are major disputes over the ownership of equity hold by the controlling shareholders or other shareholders controlled by the controlling shareholders or the actual controllers of the domestic enterprises. If a domestic company falls into the circumstances where overseas offering and listing is prohibited, the domestic company shall suspend or terminate overseas offering and/or listing and report to the CSRC and other relevant department of the State Council.

If domestic companies fail to fulfill the above-mentioned filing procedures, provide false records, misleading statements or make material omissions in relevant filing materials, or carry out overseas offering and/or listing against the prohibited circumstances, they shall be warned and ordered to make correction by the CSRC and be fined between RMB1 million and RMB10 million. The controlling shareholders and actual controller of the domestic companies shall be fined between RMB1 million and RMB10 million if they arrange or command the domestic companies to carry out activities in violation of the foregoing. The person in charge with direct responsibility and other persons directly responsible for the foregoing violation by the domestic companies and their controlling shareholders and/or actual controllers shall be fined between RMB0.5 million and RMB5 million.

If the securities companies and securities service institutions fail to supervise the domestic companies to comply with relevant requirements on filing procedures or prohibitions on oversea offering and listing under the Administrative Measures, they shall be warned by the CSRC and fined between RMB0.5 million and RMB5 million. If the securities companies and securities service institutions fail to fulfill their duties diligently and there are false records, misleading statements, material omissions in (i) the documents produced or issued by such securities companies and securities service institutions in accordance with the PRC laws, administrative regulations, and relevant requirements of the State, or (ii) the documents produced or issued by such securities companies and securities service institutions or documents in accordance with the rules of the overseas listing place that results in disruption of the order of the domestic market and damages to the legitimate rights and interests of domestic investors, the relevant securities company or securities service institutions shall be warned by the CSRC and fined between such amount equal to their services fees and up to ten (10) times the amount of such securities company or securities service institution’s service fees or RMB5 million if there are no service fees. The person in charge with direct responsibility and other person directly responsible for the foregoing violation by the securities companies and securities service institutions shall be fined between RMB0.5 million and RMB5 million.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the SCNPC, the latest amendment of which became effective on August 1, 2022, and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR, the latest amendment of which became effective on April 15, 2023, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the concentrations do not meet the thresholds but there is evidence that the concentrations have or may have the effect of excluding or restricting competition, the SAMR is entitled to require an examination of concentration of undertakings. Where the participation in concentrations by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration shall be carried out pursuant to the provisions of The Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. On March 10, 2023, the SAMR promulgated the Provisions on Prohibition of Monopoly Agreements (last amended on December 9, 2025) and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023 which improve the anti-monopoly rules regarding internet platform economy. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intention liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, etc. Failure to comply with above regulations may result in an order to stop illegal act, confiscate illegal income and fines.

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities on September 19, 2020. Pursuant to the order, an interagency task force composed of central government agencies, or the Working Mechanism, shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the Working Mechanism may decide to take one or more of the following measures: (1) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (2) restricting or prohibiting the foreign entity’s investment within the territory of China; (3) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (4) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (5) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (6) Other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The Working Mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (1) whether international law or the basic principles of international relations are violated; (2) potential impact on China’s national sovereignty, security and development interests; (3) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (4) other factors that shall be taken into account. If the Working Mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.	Organizational Structure

The following diagram illustrates the structure of our company as of the date of this annual report.

B.	Property, Plants and Equipment

Our principal executive offices are located at Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China. As of December 31, 2025, we leased 156 properties with an aggregate GFA of approximately 19,946.2 square meters, which are primarily used as offices purpose.

The table below sets forth the location, approximate gross floor area, terms of lease and uses of our leased properties as of December 31, 2025. For risks in relation to our leased facilities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.”

Location	Approximate gross floor area	Term	Use
	(in square meters)	(in years)

Shanghai	2,848.0	2-3	Daily business operation

Anji	2,796.8	1	Daily business operation

Beijing	234.6	2	Daily business operation

Guangzhou	231.8	2	Daily business operation

Shenzhen	3,345.0	1	Daily business operation

Other	13,500.6	0.5-10	Daily business operation

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report.

A. Operating Results

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

Our ability to control operating costs and expenses

Our profitability is also affected by our ability to control our operating costs and expenses. We have been continuously improving our cost efficiency. In 2023, 2024 and 2025, our cost of sales represented 85.3%, 85.5% and 89.6% of our total revenue, respectively. Our cost of sales primarily consists of personnel costs, constituting approximately 79.8%, 70.0% and 88.6% of our cost of sales in 2023, 2024 and 2025, respectively, and most of the personnel costs were the staff costs of blue-collar talent associated with our employee management services.

We expect the cost of sales to continue to be our most significant operating costs and expenses going forward, in light of our continuous expansion. If we are unable to control our operating costs and expenses, our profitability may be materially and adversely affected.

Our ability to timely and continuously source adequate blue-collar talent who meets the requirements of our customers

We generated a significant portion of our revenue from our employee management services in 2023, 2024 and 2025. Our business depends on our ability to timely and continuously source large number of suitable blue-collar talent to support our corporate customers’ staffing needs. Our ability to continue to drive the organic growth of our blue-collar talent potential is primarily driven by factors including our ability to match them with career opportunities, the quality of our services, the range and effectiveness of our recruitment service and delivery sites, and our brand reputation.

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

Our ability to maintain major customers and expand our customer base

Our success is largely dependent on our ability to attract and maintain major customers and expand our customer base, which in turn is affected by our ability to deliver quality services amid a changing landscape of the blue-collar lifetime service industry in China. In 2023, 2024 and 2025, approximately 25.5%, 28.5% and 28.1% of our total revenue were generated from our top five customers, respectively. There is no guarantee that we will continue to obtain new contracts with these major customers or maintain our relationships with them in the future. In addition, we have a proven record of serving leading domestic and international corporate customers with a deep understanding of their needs and delivery, which we believe would be important to enhance our branding. Our continuous growth will be driven by our ability to expand our customer base to attract larger and medium-sized customers of different industries in more cities and regions. In addition, our success will also be affected by our ability to explore relationships with customers focused on emerging industries with great growth potential.

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

Seasonality

Our financial condition and results of operations are subject to seasonal fluctuations due to various factors. The seasonality for each of our business segments varies. For example, we may generate lower revenue from our employee management services and HR recruitment services in the first quarter of a year, when blue-collar talent tend to return to their hometown to celebrate the Chinese New Year holidays with their families. As a result, any comparison of our sales and results of operations between different periods within a single financial year, or between different periods in different financial years is not necessarily meaningful and may not indicate our future performance.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net profit/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net profit/loss represents net profit before share-based compensation expenses, fair value gains from financial assets at fair value through profit or loss and deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares. Adjusted EBITDA represents adjusted net profit/loss before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net profit/loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of non-GAAP adjustments. We believe that such non-GAAP financial measures also provide useful information about our results of operations, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
GAAP net profit/(loss)	97,046	(52,388)	42,710	6,106
Reconciliation item:
Add:
Share-based compensation, net of tax impact of nil	-	-	-	-
Fair value gains from financial assets at fair value through profit or loss, net of tax impact of nil	(36,500)	21,248	(3,524)	(504)
Deemed dividend to Series C and Series C+ preferred shareholders at modification of Series C and Series C+ Preferred Shares, net of tax impact of nil	-	-	-	-
Other incomes	-	-	(50,270)	(7,188)
Other expenses	-	-	4,913	703
Loss from disposal of equity investment	-	59,018	-	-
Non-GAAP adjusted net profit	60,546	27,878	(6,171)	(883)
Add:
Income tax (benefit)/expense	(30,256)	11,090	7,747	1,108
Depreciation	8,317	10,070	11,456	1,638
Amortization	18,559	16,595	14,935	2,136
Interest expense	2,176	3,171	2,602	372
Non-GAAP adjusted EBITDA	59,342	68,804	30,569	4,371

Key Components of Results of Operations

Revenues

We generated revenues from our vocational education services, HR recruitment services, employee management services and market services and solutions. The following table sets forth a breakdown of our revenues by business line, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Vocational education services	179,031	12.7	50,029	3.2	45,108	6,451	2.4
Employee management services	1,033,837	72.9	1,382,580	87.2	1,719,620	245,902	92.7
HR recruitment services	75,479	5.3	24,237	1.5	17,694	2,530	1.0
Market services and solutions	129,700	9.1	128,794	8.1	71,880	10,279	3.9
Total	1,418,047	100.0	1,585,640	100.0	1,854,302	265,162	100.0
Less: revenues from the discontinued operations	52,182	3.7	-		-	-	-
Revenues from the continuing operations	1,365,865	96.3	1,585,640	100.0	1,854,302	265,162	100.0

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

Cost of revenues

Our cost of sales primarily consists of (1) personnel costs and (2) procurement costs, mainly including our costs of procuring third party recruitment services, commodities and raw materials. The following table sets forth a breakdown of our cost of revenues by nature, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Personnel costs	929,097	65.5	949,906	59.9	1,049,427	150,066	56.6
Procurement costs	217,504	15.3	336,837	21.2	586,131	83,816	31.6
Others	45,209	3.2	69,768	4.4	26,678	3,815	1.4
Total	1,191,810	84.0	1,356,511	85.5	1,662,236	237,697	89.6
Less: cost of revenues from the discontinued operations	26,364	50.5	-	-	-	-	-
Cost of revenues from the continuing operations	1,165,446	85.3	1,356,511	85.5	1,662,236	237,697	89.6

Operating expenses

Our operating expenses primarily consist of sales and distribution expenses, administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	98,056	6.9	51,867	3.3	79,749	11,404	4.3
Administrative expenses	129,689	9.1	126,705	8.0	88,683	12,682	4.8
Research and development expenses	12,285	0.9	10,017	0.6	16,869	2,412	0.9
Total	240,030	16.9	188,589	11.9	185,301	26,498	10.0
Less: operating expenses from the discontinued operations	20,690	39.6	-	-	-	-	-
Operating expenses from the continuing operations	219,340	16.1	188,589	11.9	185,301	26,498	10.0

Selling and marketing expenses. Our selling and marketing expenses primarily consist of (1) personnel costs of our sales team; (2) marketing and promotion expenses paid to online channels for advertising; (3) office and rental fees; (4) travel expenses; and (5) depreciation and amortization.

Administrative expenses. Our administrative expenses primarily include (1) personnel costs of our administrative staff; (2) professional service fees relating to our financing and listing activities; (3) depreciation and amortization; (4) credit impairment losses and (5) office and other miscellaneous expenses.

Research and development expenses. Our research and development expenses mainly consist of (1) payroll expenses, (2) technologies service expenses related to platform development and data analysis to support our business operations, and (3) other expenses related to research and development functions.

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

PRC

Generally, our subsidiaries incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. One of our PRC subsidiaries is entitled to a favorable statutory tax rate of 15% for the three years from 2021 to 2024 because of its qualification as a “High and New Technology Enterprise.” Such qualification lapsed in 2025, and the subsidiary is no longer entitled to the 15% preferential tax rate.

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

In January 2024, we completed our reorganization and discontinued operations of some of our business operations. In accordance with ASC 205-20-45, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations for 2023, 2024 and 2025, as comparative statements of operations.

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Revenue	1,365,865	1,585,640	1,854,302	265,162
Cost of revenue	(1,165,446)	(1,356,511)	(1,662,236)	(237,697)
Gross profit	200,419	229,129	192,066	27,465
Operating expenses
Selling and distribution expenses	(91,688)	(51,867)	(79,749)	(11,404)
Administrative expenses	(115,367)	(126,705)	(88,683)	(12,682)
Research and development expenses	(12,285)	(10,017)	(16,869)	(2,412)
Total operating expenses	(219,340)	(188,589)	(185,301)	(26,498)
(Loss)/income from operations	(18,921)	40,540)	6,765	967
Other income/(expense)
Fair value gains/(losses)	36,500	(21,248)	3,524	504
Other incomes	2,815	11,611	50,270	7,188
Other expenses	(2,220)	(422)	(4,913)	(703)
Gain/(loss) on dissolution of subsidiaries and branches	29,312	(8,820)	4,844	693
Loss from disposal of equity investment		(59,018)	-	-
Financial income/(expenses), net	1,530	(3,941)	(10,033)	(1,435)
Total other income/(expense), net	67,937	(81,838)	43,692	6,247
(LOSS)/PROFIT BEFORE TAX	49,016	(41,298)	50,457	7,214
Income tax (expenses)/benefits	30,256	(11,090)	(7,747)	(1,108)
Net profit/(loss) for the year from continuing operations	79,272	(52,388)	42,710	6,106
Net profit/(loss) from discontinued operations	17,774	-	-	-
Net profit/(loss) attribute to non-controlling interests	(2,217)	(12)	(372)	(53)
Net profit/(loss) attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159
Non-GAAP Financial Data(1)
Adjusted net (loss)/profit	60,546	27,878	6,834	976
Adjusted EBITDA	59,342	68,804	43,574	6,230

(1)	See “ — Non-GAAP Financial Measures.”

Year ended December 31, 2025, compared to year ended December 31, 2024

Revenues

Our revenues increased by 16.9% from RMB1,585.6 million in 2024 to RMB1,854.3 million (US$265.2 million) in 2025, with increases in revenues generated from employee management services as the mainly driven to the increase. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	50,029	3.2	45,108	6,451	2.4	(4,921)	(9.8)
Employee management services	1,382,580	87.2	1,719,620	245,902	92.7	337,040	24.4
HR recruitment services	24,237	1.5	17,694	2,530	1.0	(6,543)	(27.0)
Market Services	128,794	8.1	71,880	10,279	3.9	(56,914	(44.2)
Total	1,585,640	100.0	1,854,302	265,162	100.0	268,662	16.9
Less: revenues from the discontinued operations	-	-	-	-	-	-	-
Revenues from the continuing operations	1,585,640	100.0	1,854,302	265,162	100.0	268,662	16.9

Vocational education services. Revenues generated from vocational education services decreased by 9.8% from RMB50.0 million in 2024 to RMB45.1 million (US$6.4 million) in 2025, primarily due to the discontinuation of a minor service in 2025, which had the long-term payback period.

Employee management services. Revenues generated from employee management services increased by 24.4% from RMB1,382.6 million in 2024 to RMB1719.6 million (US$245.9 million) in 2025, primarily due to (1) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (2) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands.

HR recruitment services. Revenues generated from HR recruitment services decreased by 27.0% from RMB24.2 million in 2024 to RMB17.7 million (US$2.5 million) in 2025, primarily due to (1) our average service fee decreased as our large-scale corporate customers would choose multi-settlement of high fluidity jobs; and (2) part of our HR recruitment services had been disposed with the discontinued operations.

Marketing services. Revenues generated from marketing services decreased by 44.2% from RMB128.8 million in 2024 to RMB71.9 million (US$10.3 million) in 2025, primarily due to the discontinuation of a minor service in 2025.

Cost of revenues

Our cost of revenues increased by 23.4% from RMB1,356.5 million in 2024 to RMB1662.2 million (US$237.7 million) fin 2025, in line with the growth of our business scale. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Personnel costs	949,906	59.9	1,049,427	150,066	56.6	99,521	10.5
Procurement costs	336,837	21.2	586,131	83,816	31.6	249,294	74.0
Others	69,768	4.4	26,678	3,815	1.4	(43,090)	(61.8)
Total	1,356,511	85.5	1,662,236	237,697	89.6	305,725	22.5
Less: cost of revenues from the discontinued operations	-	-	-	-	-	-	-
Cost of revenues from the continuing operations	1,356,511	85.5	1,662,236	237,697	89.6	305,725	22.5

Costs related to personnel procurement costs increased by 10.5% from RMB949.9 million in 2024 to RMB1,049.4 million (US$150.1 million) in 2025. Costs related to Procurement costs increased by 74.0% from RMB336.8 million in 2024 to RMB586.1 million (US$83.8 million) in 2025. Both the variance of personnel costs and procurement costs are primarily because we acquired more clients, which was in line with the revenue increase.

Gross profits and margin

Our gross margin decreased from 14.5% in 2024 to 10.4% in 2025, primarily because we discontinued part of Vocational education services, while expanding cooperation with key strategic clients in employee management service.

Operating expenses

Our operating expenses decreased from RMB188.6 million in 2024, to RMB185.3 million (US$26.5 million) in 2025, representing a decrease of 1.7%. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,					Variance
	2024		2025			Amount
	RMB	%	RMB	US$	%	RMB	%
	(in thousands, except for percentages)
Selling and distribution expenses	51,867	3.3	79,749	11,404	4.3	27,882	53.8
Administrative expenses	126,705	8.0	88,683	12,682	4.8	(38,022)	(30.0)
Research and development expenses	10,017	0.6	16,869	2,412	0.9	6,852	68.3
Total operating expenses	188,589	11.9	185,301	26,498	10.0	(3,288)	(1.7)
Less: operating expenses from the discontinued operations	-	-	-	-	-	-	-
Operating expenses from the continuing operations	188,589	11.9	185,301	26,498	10.0	(3,288)	(1.7)

Selling and marketing expenses. Our selling and marketing expenses increased by 53.8% from RMB51.9 million in 2024 to RMB79.7 million (US$11.4 million) in 2025, primarily because we developed a number of strategic clients.

Administrative expenses. Our administrative expenses decreased by 30.0% from RMB126.7 million in 2024 to RMB88.7 million (US$12.7 million) in 2025, primarily due to cost-saving measures, including the streamlining of certain management departments and a reduction in rental expenses.

Research and development expenses. Our research and development expenses increased by 68.4% from RMB10.0 million in 2024 to RMB16.9 million (US$2.4 million) in 2025, primarily due to increased R&D investment in innovative fields, such as industrial robotics.

(Loss)/income from operations

As a result of the foregoing, we recorded profits from operations of RMB6.8 million (US$0.9 million) in 2025, compared with profits from operation of RMB40.5million in 2024, primarily due to our business development efforts and increased efficiency.

Other income/(expense), net

We incurred other expense, net of RMB81.8 million and other income, net of RMB43.7 million (US$6.2 million) in 2024 and 2025, respectively, primarily due to the restructuring of low-profit business and subsidiaries and other gain or loss.

Income taxes

Our income tax expenses decreased from RMB11.1 million in 2024 to RMB7.7 million (US$1.1 million) in 2025, primarily due to the increase of net profit and deferred tax assets.

Net profit/(loss)

As a result of the foregoing, we recorded net profit of RMB42.7 million (US$6.1 million) in 2025, compared to net loss of RMB52.4 million in 2024.

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Our revenues increased by 16.1% from RMB1,365.9 million in 2023 to RMB1,585.6 million in 2024, with increases in revenues generated from employee management services as the mainly driven to the increase. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,				Variance
	2023		2024		Amount
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Vocational education services	179,031	12.7	50,029	3.2	(129,002)	(72.1)
Employee management services	1,033,837	72.9	1,382,580	87.2	348,743	33.7
HR recruitment services	75,479	5.3	24,237	1.5	(51,242)	(67.9)
Market Services	129,700	9.1	128,794	8.1	(906)	(0.7)
Total	1,418,047	100.0	1,585,640	100.0	167,593	11.8
Less: revenues from the discontinued operations	52,182	3.7	-	-	(52,182)	(100.0)
Revenues from the continuing operations	1,365,865	96.3	1,585,640	100.0	219,775	16.1

Vocational education services. Revenues generated from vocational education services decreased by 72.1% from RMB179.0 million in 2023 to RMB50.0 million fin 2024, primarily due to (1) the decrease in our smart campus services resulting from we had completed most of our smart campus projects in 2023; and (2) our vocational training services and self-operated vocational school services had been disposed with the discontinued operations.

Employee management services. Revenues generated from employee management services increased by 33.7% from RMB1,033.8 million in 2023 to RMB1,382.6 million in 2024, primarily due to (1) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (2) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands.

HR recruitment services. Revenues generated from HR recruitment services decreased by 67.9% from RMB75.5 million in 2023 to RMB24.2 million in 2024, primarily due to (1) our average service fee decreased as our large-scale corporate customers would choose multi-settlement of high fluidity jobs; and (2) part of our HR recruitment services had been disposed with the discontinued operations.

Marketing services. Revenues generated from marketing services remained relatively stable at RMB129.7 million and RMB128.8 million in 2023 and 2024, respectively.

Cost of revenues

Our cost of revenues increased by 15.6% from RMB1,165.4 million in 2023 to RMB1,356.5 million in 2024, in line with the growth of our business scale. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,				Variance
	2023		2024		Amount
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Personnel costs	929,097	65.5	949,906	59.9	20,809	2.2
Procurement costs	217,504	15.3	336,837	21.2	119,333	54.9
Others	45,209	3.2	69,768	4.4	24,559	54.3
Total	1,191,810	84.0	1,356,511	85.5	164,701	13.8
Less: cost of revenues from the discontinued operations	26,364	50.5	-	-	(26,364)	(100.0)
Cost of revenues from the continuing operations	1,165,446	85.3	1,356,511	85.5	191,065	16.4

Procurement costs. Costs related to procurement costs increased by 54.9% from RMB217.5 million in 2023 to RMB336.8 million in 2024, primarily due to the increase in revenue in cost paid to third-party services providers engaged in the employee management services, generally in line with our revenue growth.

Gross profits and margin

Our gross margin decreased from 14.7% in 2023 to 14.5% fin 2024, primarily due to the decrease of HR recruitment services which has a higher gross margin with almost 55.5% margin. The percentage of the gross profit from HR recruitment services decreased from 25.1% in 2023 to 5.9% in 2024.

Operating expenses

Our operating expenses decreased from RMB219.3 million in 2023 to RMB196.5 million in 2024, representing a decrease of 10.4%. The following table sets forth a breakdown of our cost of revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,				Variance
	2023		2024		Amount
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling and distribution expenses	98,056	6.9	51,867	3.3	(46,189)	(47.1)
Administrative expenses	129,689	9.1	126,705	8.0	(2,984)	(2.3)
Research and development expenses	12,285	0.9	10,017	0.6	(2,268)	(18.5)
Total operating expenses	240,030	16.9	188,589	11.9	(51,441)	(21.4)
Less: operating expenses from the discontinued operations	20,690	39.6	-	-	(20,690)	(100.0)
Operating expenses from the continuing operations	219,340	16.1	188,589	11.9	(30,751)	(14.0)

Selling and marketing expenses. Our selling and marketing expenses decreased by 47.1% from RMB98.1 million in 2023 to RMB51.9 million in 2024, primarily because we reduced related marketing and promotion activities for retail services.

Administrative expenses. Our administrative expenses decreased by 2.3% from RMB129.7 million in 2023 to RMB126.7 million in 2024, primarily because RMB13.0 million of credit losses of other receivables and RMB2.4 million of credit losses of accounts receivable were reversed in 2023 due to effective receivables collection but RMB1.6 million (US$0.2 million) credit losses of other receivables were reversed and RMB1.8 million (US$0.3 million) credit losses of accounts receivable charged to expense in 2024.

Research and development expenses. Our research and development expenses decreased by 18.5% from RMB12.3 million in 2023 to RMB10.0 million in 2024, primarily due to the decrease in technologies services expenses resulting from the continuous investment in our platforms.

(Loss)/income from operations

As a result of the foregoing, we recorded profits from operations of RMB40.5 million in 2024, compared with loss from operation of RMB18.9 million in 2023, primarily due to our business development efforts and increased efficiency.

Other income/(expense), net

We incurred other incomes, net of RMB67.9 million and other expense, net of RMB81.8 million in 2023, and 2024, respectively, primarily due to the fair value loss and disposal loss from our equity investment.

Income taxes

Our income tax expenses were RMB11.1 million in 2024, compared to income tax benefits RMB30.3 million in 2023, primarily due to the recognition of deferred tax assets have been utilized.

Net profit/(loss)

As a result of the foregoing, we recorded net loss of RMB52.4 million in 2024, compared to net profit of RMB79.3 million in 2023.

 B. Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand, demand deposit.

The following table sets forth a summary of our cash flow for the year presented.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	11,501	6,263	11,994	1,714
Net cash provided by (used in) investing activities	(22,605)	(10,876)	(98,539)	(14,091)
Net cash provided by (used in) financing activities	(231,838)	(54,305)	104,182	14,898
Effect of foreign exchange rate changes, net	2,931	24	51	7
Net increase/(decrease) in cash and cash equivalents	(240,011)	(58,894)	17,688	2,528
Cash and cash equivalents, beginning of the year	428,961	185,425	126,531	18,094
Cash and cash equivalents, ended of the year	188,950	126,531	144,219	20,622
Less: cash and cash equivalents at end of the year from discontinued operations	3,525	-	-	-
Cash and cash equivalents at end of the year from continuing operations	185,425	126,531	144,219	20,622

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. In the future, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Our net cash provided by operating activities in 2025 was RMB11.9 million (US$1.7 million), primarily due to our net profit of RMB42.7 million (US$6.1 million), as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included (1) reversal of credit loss of other receivables and (2) gain from disposal of equity investment.

Our net cash provided by operating activities in 2024 was RMB6.3 million, primarily due to our net loss of RMB52.4 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value losses from financial assets at fair value through profit or loss of RMB21.2 million and loss from disposal of equity investment of RMB59.1 million. Changes in the working capital mainly included (1) a decrease in accounts payables of RMB32.0 million; (2) an increase in other payables and accruals of RMB29.4 million; and (3) a decrease in contract liabilities of RMB19.3 million.

Our net cash provided by operating activities in 2023 was RMB11.5 million, primarily due to our net profit of RMB79.3 million, as adjusted to reflect certain non-cash or non-operating activities related items, which primarily included fair value gains from financial assets at fair value through profit or loss of RMB36.5 million. Changes in the working capital mainly included (1) an increase of RMB140.8 million in trade receivables; (2) an increase in contract liability of RMB36.6 million; (3) an increase in other payables and accruals of RMB82.4 million; and (4) principle of lease payments of RMB8.1 million and the net cash provided by operating activities from discontinued operations of RMB1.2 million.

Investing activities

Our net cash used in investing activities in 2025 was RMB98.5 million (US$14.1 million), primarily due to long-term investment.

Our net cash used in investing activities in 2024 was RMB10.9 million, primarily due to (1) net cash paid for business acquisitions of RMB9.6 million, and (2) cash used in purchase of items of property and equipment of RMB1.1 million.

Our net cash used in investing activities in 2023 was RMB22.6 million, primarily due to (1) cash used in purchase of items of property and equipment of RMB94.7 million; (2) cash used in purchase of intangible assets of RMB8.7 million; and (3) cash received of short-term investment of RMB84.2 million and the net cash used in investing activities from discontinued operations of RMB3.5 million.

Financing activities

Our net cash provided by financing activities in 2025 was RMB104.2 million (US$14.9 million), primarily due to (1) proceed from PIPE investors and (2) payment for listing expenses.

Our net cash used in financing activities in 2024 was RMB54.3 million, primarily due to repayment of advances from third parties of RMB58.6 million.

Our net cash used in financing activities in 2023 was RMB231.8 million, primarily due to (1) repayment of advances from third parties of RMB96.5 million; and (2) repayment of bank and other borrowings of RMB9.0 million and the net cash used in financing activities from discontinued operations of RMB115.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025, and any subsequent period primarily included our capital expenditures and contractual obligations.

Capital Expenditures

We did not incur capital expenditure in 2024 and 2025. Capital expenditure primarily represents capital payment to the new vocational facility. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash balance and proceed with this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025.

Payment Due by Period
	Total	Within One Year	More Than One Year
	(RMB in thousands)

Operating lease obligation	32,284	8,173	24,111

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purpose of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP and SEC reporting experience. We engaged a consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. We also engaged an internal control consulting firm in 2024 to review, test and improve our internal accounting controls and internal control over financial reporting. We have adopted and are implementing policies, procedures and practices recommended in the report of the consultant and have arranged training of internal control for our employees and management on disclosure controls and procedures. We continue to make efforts to implementing our existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

However, we cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Operations—If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.”

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

Off-Balance Sheet Commitments and Arrangements

We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third party. In addition, we have not entered any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our PRC subsidiaries.

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

Quantitative and Qualitative Disclosures about Market Risk

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. We are not exposed to significant transactional foreign currency risk since we usually recognize revenues and purchases in RMB. At the same time, we are not exposed to translational foreign currency risk since most operating subsidiaries are in the PRC, which has RMB as the functional currency.

Credit Risk

The carrying amounts of cash and bank balances, trade receivables, financial assets included in prepayments, other receivables and other assets, and financial assets included in other non-current assets included in the consolidated statements of financial position represent our maximum exposure to credit risk in relation to its financial assets as of December 31, 2023, 2024 and 2025. We classify financial instruments based on shared credit risk characteristics, such as instrument types and credit risk ratings for the purpose of determining significant increases in credit risk and calculation of impairment.

Cash and cash balances

As of December 31, 2023, 2024 and 2025, all cash and bank balances were deposited in high-credit-quality financial institutions without significant credit risk. These financial assets were not yet past due, and their credit exposure is classified as stage 1.

Account receivable

To manage the risk arising from trade receivables, we have policies in place to ensure that credit terms are made only to counterparties with an appropriate credit history and management performs ongoing credit evaluations of our counterparties. The credit period granted to the customers is generally within 30 days to 90 days and the credit quality of these customers is assessed, considering their financial position, experience and other factors. We also have other monitoring procedures to ensure that follow-up action is taken to recover overdue receivables. In addition, we review regularly the recoverable amount of trade receivables to ensure that adequate impairment losses are made. We have no significant concentrations of credit risk, with exposure spread over many counterparties and customers.

Other receivables

Management makes periodic collective assessments for other receivables as well as individual assessment on the recoverability of other receivables based on historical settlement records and experience. We recognized allowance for these financial assets based on lifetime ECLs and adjusted for forward-looking macroeconomic data.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance for continuity of funding to finance its working capital needs as well as capital expenditure.

Long-term investment

We have elected to apply the NAV practical expedient under ASC 820-10-15-4 to measure the fair value of this investment. The investment represents an equity interest in a segregated portfolio of an SPC fund and meets the eligibility criteria. Accordingly, the investment is excluded from the Level 1/2/3 fair value hierarchy, no additional independent valuation support is required, and disclosures will be provided in accordance with ASC 820-10-50-6A through 50-6B. The investment is subject to a mandatory 10-year lock-up period, which represents a restriction on redemption. The investment was made in May 2025.

Critical Accounting Policies and Estimates

Basis of presentation

Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on the basis that we will be able to continue as a going concern for a period of one year after the issuance of the Consolidated Financial Statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Principle of consolidation

The consolidated financial statements include the financial statements of our company and our subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Fair value measurement

We measure our financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, if market participants act in their best economic interest.

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

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

Business combination

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that we allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	We have transferred our rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When we have transferred our rights to receive cash flows from an asset or has entered into a pass-through arrangement, we evaluate if, and to what extent, we have retained the risk and rewards of ownership of the asset. When we have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, we continue to recognize the transferred asset to the extent of our continuing involvement. In that case, we also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that we have retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in our consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and fair value measurement of convertible redeemable preferred shares and unlisted equity investments. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of our Group, transactions, assets and liabilities dominated in foreign currency were few within 2025.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 6.9931) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

We adopted ASC Topic 326, “Financial Instruments—Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. Our in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

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

Leases

We follow ASC Topic 842, Leases. We lease office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Revenue is presented net of value-added taxes (“VAT”) collected on behalf of tax authorities, as we act as an agent in collecting such taxes from customers.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accredited on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a) Vocational education services

We provide vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, we agree the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that we expect to earn within one year. The academic year of our schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, we agree the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, we recognize the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by us.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b) HR recruitment services

We provide HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c) Employee management services

We provide employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, we charged service fees in respect of the labor outsourcing services on a lump sum basis. We act as principal and are primarily responsible for providing the labor outsourcing services to customers. We recognize the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. We recognize the labor outsourcing services fee received or receivable as our revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by us.

For labor dispatch services, we act as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the we do not control employee’s labor services; therefore, our labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by us, while the labor costs paid to the employees are recorded to net off revenue.

Our other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d) Market services

We provide market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. In February 2020 the FASB issued ASU 2020-02 which updated SEC Staff Accounting Bulletin No. 119 providing interpretive guidance on methodology and supporting documentation for measuring credit losses. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)—Simplifying the accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We adopted ASU on January 1, 2022, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is effective for us on July 1, 2023 and the Group does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for us on December 15, 2023 and we are in the process determine the impact of the adoption of this standard on its consolidated financial statements.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (collectively with subsequent amendments in ASU 2025-01, “ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for the Company beginning December 15, 2026. Early adoption is permitted. We are currently evaluating the impact of adopting the standard.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In November 2025, Mr.  Lidong Zhu resigned as a director of the board of directors of our company (the “Board”) and the chief financial officer of our company, and Ms. Liqun Yao agreed to be and was appointed as a new director of the Board and the acting chief financial officer of our company.

In November 2025, Mr. Clement Ka Hai Hung resigned as an independent director of the Board and from all his positions with the committees of the Board, and Mr. Jianming Yan agreed to be and was appointed as a new independent director of the Board, a member and the chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board.

In April 2026, Mr. Tianshi Yang was appointed as the Chief Strategy Officer of our company by the Board. In the same month, Ms. Liqun Yao was promoted to be the Chief Financial Officer of our company by the Board.

Name	Age	Position
Yunlei Wang	50	Chairman of the Board, executive director and chief executive officer
Liqun Yao	44	Director, chief financial officer
Xiaolin Gou	51	Director and senior vice president
Yunqiu Dai	36	Director
Tianshi Yang	36	Chief strategy officer
Jianming Yan	46	Independent director
Yeeli Hua Zheng	55	Independent director
Huifang Cheng	73	Independent director

Our Executive Officers and Directors

Mr. Yunlei Wang has served as a director, chairman of the Board, and chief executive officer of Youlife International since July 2014 and of our company since its incorporation. Prior to the foundation of Youlife International in July 2014, he founded the predecessor of our Group, Wenzhou Yunlei, in January 2008. He served as a senior manager of the human resources department of Tsingshan Holding Group Company Limited from March 2004 to January 2008, primarily responsible for human resources management of the group. From September 1996 to February 2004, he successively worked at Anyue Heyi Township Junior Middle School Anyue Lijia Senior Middle School and Anyue Vocational and echnical Education Center as a Chinese teacher. Mr. Wang obtained a bachelor’s degree in Chinese language and literature from Central Radio and Television University in July 2004 and an executive master of business administration degree from Cheung Kong Graduate School of Business in September 2016. Mr. Wang also completed the executive master of business administration program of Tsinghua University in May 2009.

Ms. Liqun Yao has served as a director of the Board, the Acting Chief Financial Officer of the Company since November 2025, and the Chief Financial Officer of the Company since April 2026. She has been the general manager of the finance department of a PRC subsidiary of the Company since August 2021. Prior to joining the Company, Ms. Yao served as the finance director at Shanghai Yuyuan Tourist Mart Co., Ltd. from August 2015 to July 2021, where she was comprehensively responsible for budgeting, internal controls, and team development. Ms. Yao worked as a senior auditor at PricewaterhouseCoopers Zhong Tian Certified Public Accountants LLP from February 2011 to August 2015. She has extensive experience in investment and M&A, having led financial due diligence, risk analysis, and post-investment integration for multiple major acquisition projects. Ms. Yao received her master’s degree in accounting from Dongbei University of Finance and Economics in 2007 and is a Certified Public Accountant in the PRC.

Mr. Xiaolin Gou has served as a director and senior vice president of Youlife International since May 2017 and of our company since its incorporation. Prior to that, he served as the chief executive officer of Beijing Zhongfa Zhixun Technology Development (Group) Co., Ltd. from March 2016 to April 2017, a company mainly engaged in cultural tourism real estate and intelligent manufacturing, where he was in charge of formulating corporate strategies, business management and organizational development. From April 2014 to February 2016, he served as the vice president of Mango Net Co., Ltd., a company mainly engaging in tourism, where he was responsible for management of Internet products, technology development and operation. Mr. Gou obtained a bachelor’s degree in automation from Yanshan University in July 1998 and a master’s degree in business administration from University of Wales in December 2012.

Ms. Yunqiu Dai has served as a director of our company since May 2024. She currently serves as the chairwoman of the board and the founder partner of the Fengshi Capital since June 2022. Prior to that she worked in Zhejiang Saize Investment Group Co., Ltd with the title of investment manager, managing director and partner since January 2015 to January 2022. Ms. Dai received a bachelor’s degree in applied psychology from Huangshan College in July 2012 and a master’s degree in business administration from Hong Kong Finance and Economics College in September 2017. We believe she is well qualified to serve on our board of directors due to her experience in capital investment in multiple industries.

Mr. Tianshi Yang has more than 12 years of experience in finance and investment in the United States, mainland China and Hong Kong, as well as management experience in four Nasdaq-listed companies and directorship in an HKEx-listed company. Mr. Yang has been serving as an independent director of ICZOOM Group Inc. (Nasdaq: IZM) since August 2021, and has also been serving as an independent director of SAIHEAT Global Corporation Inc. (Nasdaq: SAI) since June 2024. Prior to joining the Company, Mr. Yang served as the chief strategy officer of Suncar Technology Group (Nasdaq: SDA) from January 2024, a company engaged as China’s largest car insurance platform, with comprehensive responsibility for its capital market management, reporting, strategic investment, international financing and investor relations. From June 2021 to September 2023, Mr. Yang served as the chief financial officer of TD Holdings, Inc. (Nasdaq: GLG), a company engaged in commodity trading and supply chain service businesses in China. From March 2020 to May 2021, Mr. Yang served as the Head of Investor Relations at Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH), a company engaged in providing aesthetic medical services. From January 2019 to February 2020, Mr. Yang served as the Financial Director of Meten International Education Group Ltd. (Nasdaq: METX), a company engaged in providing English language training services. From May 2016 to October 2018, Mr. Yang served as the Investment Director of China First Capital Group (HKEx: 01269), a company engaged in educational investment. From September 2011 to September 2013, Mr. Yang served as an auditor at Ernst & Young. Mr. Yang received his bachelor’s degree in economics from Tianjin University of Finance and Economics in China in June 2011 and his master’s degree in finance from Brandeis University in Boston, the U.S. in February 2016.

Mr. Jianming Yan has served as an independent director of our company since November 2025. Prior to joining us, Mr. Yan served as a department head of an investment department at Guojin Dingxing Investment Co., Ltd. from June 2018 to December 2023 and from June 2014 to March 2016. Mr. Yan served as an executive director at New Times Securities Co., Ltd. from March 2016 to April 2018. Mr. Yan served as a senior director at Hualin Securities Co., Ltd. from March 2012 to May 2014. Mr. Yan served as an director at Donghai Securities Co., Ltd. from January 2011 to March 2012. Mr. Yan served as a senior auditor at Ernst & Young Hua Ming LLP from December 2006 to January 2011. Mr. Yan received his master’s degree in business administration from East China Normal University in 2016 and his bachelor’s degree in accounting from Beijing Wuzi University in 2003. Mr. Yan is qualified as a sponsor representative, Certified Public Accountant in the PRC, and holds a fund practice license.

Ms. Yeeli Hua Zheng has served as an independent director of our company since July 2025. She currently serves as an independent non-executive director of Bitfufu Inc. (Nasdaq: FUFU). She had been the head of Nasdaq Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on Nasdaq. Prior to Nasdaq, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining NYSE in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001. We believe she is well qualified to serve on our board of directors due to her extensive experience in securities transactions and the U.S. capital markets.

Ms. Huifang Cheng has served as an independent director of our company since July 2025. Ms. Cheng currently serves as an independent non-executive director of Zhejiang China Light & Textile Industrial City Group Co., Ltd. (Stock Code: 600790.SH), Ningbo Fujia Industrial Co., Ltd. (Stock Code: 603219.SH) and China Kings Resources Group Co., Ltd. (Stock Code: 603505.SH). Ms. Cheng currently serves as a professor and doctoral supervisor of Zhejiang University of Technology. Prior to that, she served as the president of School of Economics and Management at Zhejiang University of Technology from 2001 to 2009 and the executive vice president of School of Economics and Management of Zhejiang University of Technology from 1994 to 2000. Ms. Cheng obtained a doctoral degree in finance from Fudan University in January 1999. We believe she is well qualified to serve on our board of directors due to her academic expertise in financial management.

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

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. We have also purchased a policy of directors’ and officers’ liability insurance that will insure our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and will insure us against our obligations to indemnify our officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders.

B.	Compensation

In 2023, 2024 and 2025, we paid an aggregate of approximately RMB3.0 million, RMB4.3 million and RMB3.7 million (US$0.5 million), respectively, in cash to our executive officers and directors. We made contributions to such officers and executive directors’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which amounted to approximately RMB0.5 million (US$700 thousands) in 2025.

As of the date of this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits for our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

RSU Plan

Our restricted share unit plan (the “RSU Plan”) was adopted in connection with the Business Combination Agreement and becomes effective upon the Closing. Under the RSU Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan, or the award pool, shall be 10,018,119 Class A Ordinary Shares. We adopted the RSU Plan to provide equity awards as part of our compensation program, an important tool for motivating, attracting and retaining talented employees and for creating shareholder value.

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

New Plan Benefits

No awards have been previously granted under the RSU Plan and no awards have been granted that are contingent on shareholder approval of the RSU Plan. The awards that are to be granted to any participant or group of participants are indeterminable as of the date of this annual report because participation and the types of awards that may be granted under the RSU Plan are subject to the discretion of the RSU Plan administrator. Consequently, no new plan benefits table is included in this annual report.

C.	Board Practices

Board of Directors

The Board consists of seven directors, including three executive directors, one non-executive director and three independent directors. A director is not required to hold any of our shares by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice given to the Board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified. A director must disclose any material interest, and such director may not vote at any meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The director shall be counted in the quorum present at a meeting when any such resolution is under consideration and such resolution may be passed by a majority of the disinterested directors present at the meeting even if such disinterested directors together constitute less than a quorum.

The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and assets and uncalled capital, and subject to the Companies Act, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors, and to adopt a charter for each of the three committees following the completion of the Business Combination. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jianming Yan, Ms. Yeeli Hua Zheng and Ms. Huifang Cheng, and is chaired by Mr. Jianming Yan. Mr. Jianming Yan, Ms. Yeeli Hua Zheng and Ms. Huifang Cheng satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Jianming Yan qualifies as an “audit committee financial expert.” The audit committee oversees the accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Yeeli Hua Zheng, Ms. Huifang Cheng and Mr. Jianming Yan, and is chaired by Ms. Yeeli Hua Zheng. Ms. Yeeli Hua Zheng, Ms. Huifang Cheng and Mr. Jianming Yan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. The executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Huifang Cheng, Mr. Jianming Yan and Ms. Yeeli Hua Zheng, and is chaired by Ms. Huifang Cheng. Ms. Huifang Cheng, Mr. Jianming Yan and Ms. Yeeli Hua Zheng satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become its directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of our company. None of our company’s anticipated executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves as a member of the board or compensation committee of our company.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise their skills and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. We have a right to seek damages against any director who breaches a duty owed to it.

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which is applicable to all of its directors, executive officers and employees. We have made its code of business conduct and ethics publicly available on its website. Information contained on or accessible through this website is not a part of this annual report, and the inclusion of this website address in this annual report is an inactive textual reference only. The nominating and corporate governance committee of the Board is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. The Company expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

In addition, we have adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions, following the completion of the Business Combination.

Terms of Directors and Officers

Pursuant to the Second Amended and Restated Memorandum and Articles of Association, our directors may be appointed and removed by an ordinary resolution of shareholders. The directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of the Company (and such appointment shall terminate at the commencement of such general meeting of the Company). Our directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution. In addition, a director will cease to be a director if he (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes any arrangement or composition with his creditors generally; (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to the Company; (5) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company as of the date of this annual report by:

●	each person known by us to be the beneficial owner of 5% or more of outstanding Ordinary Shares of the Company;

●	each of the executive officer or director of the Company; and

●	all of the executive officers and directors of the Company as a group.

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

The calculations in the table below are based on 64,887,692 Class A Ordinary Shares and 11,160,808 Class B Ordinary Shares issued and outstanding as of the date of this annual report, and does not include 7,617,500 Class A Ordinary Shares issuable upon the exercise of the Warrants.

Name and Address of Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	% of Voting Power
Directors and Executive Officers:
Yunlei Wang(1)	11,160,808	14.7%	77.5%
Liqun Yao	-	-	-
Lidong Zhu(2)	-	-	-
Xiaolin Gou	390,001	*	*
Yunqiu Dai	168,396	*	*
Tianshi Yang	-	-	-
Jianming Yan	-	-	-
Clement Ka Hai Hung(3)	-	-	-
Yeeli Hua Zheng	-	-	-
Huifang Cheng	-	-	-
All directors and executive officers as a group	11,719,205	15.4%	77.7%

Other 5% Shareholders:
Youtch Investment Co., Ltd(1)	11,160,808	14.7%	77.5%
LanXin Blue Limited (4)	10,018,148	13.2%	3.5%

*	Less than one percent

†	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Youlife International Group Inc., Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

(1)	Represents 11,160,808 Company Class B Ordinary Shares to be received by Youtch Investment Co., Ltd., a British Virgin Island company wholly owned by Mr. Yunlei Wang. The registered address of Youtch Investment Co., Ltd is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Mr. Lidong Zhu ceased to be our director and chief financial officer since November 2025.

(3)	Mr. Clement Ka Hai Hung ceased to be our director since November 2025.

(4)	Represents 10, 018,148 Class A Ordinary Shares in the form of the Company ADSs to be received by Lanxin Blue Limited, a British Virgin Islands company established as the nominee company to hold shares under Youlife International’s previous share incentive scheme. The sole shareholder and director of Lanxin Blue Limited is TCT(BVI) Limited, the trustee appointed by Youlife International to administrate such share incentive scheme. Youlife International, as the settlor of the trust, has delegated its board of directors with exclusive and unconditional authority and power to exercise right attached to shares underlying unvested awards under the share incentive scheme. As such, the board of directors of Youlife International, currently consisting of Mr. Yunlei Wang, Ms. Liqun Yao, Mr. Xiaolin Gou, and Mr. Bo Tang, may be deemed as having voting and/or investment control over the Class A Ordinary Shares in the form of the Company ADSs to be received by Lanxin Blue Limited. The registered address of Lanxin Blue Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

B. Related Party Transactions

Related Party Transactions

We had no significant related party transactions with related parties.

Related Person Transactions Policy

We have adopted a related party transaction policy, which requires certain related party transactions to be approved by the audit committee of the Board, once implemented.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—RSU Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this annual report for our consolidated financial statements and other financial information.

Legal proceedings

We may from time to time be subject to legal proceedings, disputes and claims that arise in the ordinary course of business, which primarily included cooperation disputes and disputes regarding outsourcing employees with our corporate customers. As of December 31, 2025, we were not a party to any ongoing material litigation, arbitration, or administrative proceedings, and we were not aware of any claims or proceedings contemplated by government authorities or third parties which would materially and adversely affect our business. As of the same date, our Directors were not involved in any actual or threatened material claims or litigation.

Dividend Policy

We have never declared or paid any cash dividend on the ADSs. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on the ADSs would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

In light of our holding company structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by our PRC subsidiaries, despite that we may obtain financing at the holding company level through other methods. However, our PRC subsidiaries are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

B. Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this annual report. Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2025.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of the Company ADSs

The ADSs are listed on Nasdaq under the symbol “YOUL.” Holders of the ADSs should obtain current market quotations for their securities. There can be no assurance that the ADSs will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the ADSs could be delisted from Nasdaq. A delisting of the ADSs will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to the ADSs and/or our Warrants held by the Sponsor and certain former shareholders of Youlife International is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.

B. PLAN OF DISTRIBUTION

Not applicable.

C. Markets

The ADSs have been listed on Nasdaq under the symbol “YOUL.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act and other legislation and common law of the Cayman Islands.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Class A Ordinary Shares and Class B Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Second Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025.

Class A Ordinary Shares

Holders of our Class A Ordinary Shares are entitled to one (1) vote for each Class A Ordinary Share held on all matters to be voted on by shareholders.

Class B Ordinary Shares

Holders of our Class B Ordinary Shares are entitled to twenty (20) votes for each Class B Ordinary Share held on all matters to be voted on by shareholders.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof by written notice to the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Class B Ordinary Shares have the same rights, including dividend rights, in all circumstances as Class A Ordinary Shares, except for the conversion right and the voting right at general meetings described above.

Except with respect to any matter requiring a separate class vote under the Cayman Companies Act or the Second Amended and Restated Memorandum and Articles of Association, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall at all times vote as one class on all matters submitted to a vote by Members at general meetings of the Company.

General Meetings

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

Unless specified in the Second Amended and Restated Memorandum and Articles of Association, or as required by applicable provisions of the Companies Act of the Cayman Islands or applicable stock exchange rules, the affirmative vote by ordinary resolution, being a resolution passed at a general meeting by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting, is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Second Amended and Restated Memorandum and Articles of Association, being a resolution passed at a general meeting by a majority of at least two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at such general meeting. Such actions include amending the Second Amended and Restated Memorandum and Articles of Association and approving a statutory merger or consolidation with another company.

Appointment of Directors

Our directors may be appointed and removed by an ordinary resolution of shareholders. Our directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting of our shareholders (and such appointment shall terminate at the commencement of such general meeting). Our directors are not automatically subject to a term of office and shall hold office until such time as they are removed from office by an ordinary resolution. In addition, a director will cease to be a director if she/he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns her/his office by notice to the Company; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that her/his office be vacated. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

Treasury Shares

Our directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a treasury share. As of the date of this annual report, we have no shares in treasury.

Issuance of Shares

Subject to the Second Amended and Restated Memorandum and Articles of Association and, where applicable, the rules and regulations of the applicable stock exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law, the Company directors may, in their absolute discretion and without approval of the existing Company shareholders, issue, grant options over or otherwise deal with any of our unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share shall be issued at a discount to par, except in accordance with the provisions of the Cayman Companies Act. In accordance with our Second Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act, we shall not issue bearer shares.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, which:

o	distinguishes each share by our number (so long as the share has a number);

o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

o	confirms the number and category of shares held by each member; and

o	confirms whether each relevant category of shares held by a member carries voting rights under the Amended and Restated Memorandum and Articles of Association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of an exempted company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by an exempted company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the our shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Dividends

Our company may pay by Ordinary Resolution from time to time declare dividends (including interim dividends) in accordance with the respective rights of the shareholders Members, but no dividend shall exceed the amount recommended by the Directors. At any and every time the Company declare dividends.

Our Board may also from time to time declare dividends (including interim dividends) in accordance with the respective rights of the shareholders if it appears to them that they are justified by our financial position and that such dividends may lawfully be paid. We have not paid any cash dividends on its shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, our capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the board of directors at such time, and we will only pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

Class A Ordinary Shares and Class B Ordinary Shares shall have identical rights in the dividends so declared.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Cayman Companies Act and listing rules of the applicable stock exchange, the share premium account.

Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

Transfer of Shares

Subject to applicable laws, including applicable securities laws, and the restrictions contained in the Second Amended and Restated Memorandum and Articles of Association, any Company shareholder may transfer all or any of their shares by an instrument of transfer in the usual or common form or any other form prescribed by applicable stock exchange or approved by our board of directors from time to time. We shall be entitled to retain any instrument of transfer which is registered. However, an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given by the directors.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our Board may also decline to recognize any instrument of transfer unless:

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

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferors and the transferee notice of such refusal.

The transferor shall be deemed to remain the holder of any transferred shares until the name of the transferee is entered into our register of members.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our Board may from time to time make calls upon our shareholders for any amounts unpaid on their shares (whether in respect of nominal value or premium) in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Variations of Rights of Shares

Whenever our capital is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of two-thirds of all of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Redemption, Purchase and Surrender of Own Shares

Subject to the provisions of the Cayman Companies Act and the Second Amended and Restated Memorandum and Articles of Association, we may issue shares on terms that such shares are subject to redemption, our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our Board and agreed with the relevant members. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if we have commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by the Cayman Companies Act to call annual general meetings; however, the Second Amended and Restated Memorandum and Articles of Association provides that the Company may (but is not obliged to) in each year hold a general meeting as our annual general meeting in which case the Company shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our directors (acting by a resolution of the Board). Advance notice of at least ten (10) clear days is required for the convening of any general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued and outstanding shares of the Company entitled to vote upon the business to be transacted at such general meeting.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Second Amended and Restated Memorandum and Articles of Association provides that upon the requisition of members holding at the date of deposit of the requisition not less than one-fourth, in par value of the issued shares which as at that date carry the right to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Second Amended and Restated Memorandum and Articles of Association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose, our directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) clear days. If the register of members shall be so closed for the purpose of determining those shareholders that are entitled to receive notice of, attend or vote at a meeting of shareholders, the register of members shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of members.

In lieu of, or apart from, closing the register of members, our directors may fix in advance or arrears a date as the record date for any such determination of shareholders entitled to notice of, or to vote at any meeting of the shareholders or any adjournment thereof, or for the purpose of determining the shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose.

Directors

Appointment, Disqualification and Removal of Directors

Our management is vested in a board of directors. The Second Amended and Restated Memorandum and Articles of Association provides that our Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time.

Our directors may be appointed and removed by an ordinary resolution of our shareholders. Without prejudice to our power to appoint a person to be a director by ordinary resolution and subject to the Second Amended and Restated Memorandum and Articles of Association, the directors shall have power at any time to appoint any person who is willing to act as a director, to fill any vacancies on the board of directors arising other than upon the removal of a director by ordinary resolution. Any such appointment shall be as an interim director to fill such vacancy until the next general meeting (and such appointment shall terminate at the commencement of such general meeting). In addition, a director will cease to be a director if he (i) becomes prohibited by law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (iv) resigns his office by notice to us; (v) has for more than six months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by the board of directors.

In the case of an equality of votes on any matter arising at any meeting of the directors, the chairperson of the board of directors shall exercise a second or casting vote.

Indemnity of Directors and Officers

The Cayman Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect or the consequences of committing a crime. The Second Amended and Restated Memorandum and Articles of Association provides that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inspection of Books and Records

Our Board will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection by our shareholders not being directors, and none of our shareholders (not being a director) will otherwise have any right of inspecting any of our account or book or document except as required by the Cayman Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting us) or Nasdaq listing rules or authorized by our Board.

Changes in Capital

We may from time to time by ordinary resolution do any of the following and amend our memorandum of association for such purpose:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by our memorandum of association; and

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the provisions of the Cayman Companies Act (and any other law and regulation of the Cayman Islands applicable to the Company) and any rights for the time being conferred on shareholders holding a particular class of shares, we may by special resolution reduce our share capital.

Winding Up

On our winding up, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the surplus shall be distributed pari passu amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. The above is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Certain Differences in Corporate Law

Cayman Islands exempted companies are governed by the Cayman Companies Act. The Cayman Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Act applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. Campbells, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the Company will be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

 Special Considerations for Exempted Companies. The Company is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that we have conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Cayman Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; and

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

In the event of delay or failure on the part of the prospective shareholder in producing any information or evidence required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We will not be liable for any loss suffered by a prospective shareholder arising as a result of a refusal of, or delay in processing, an application from a prospective shareholder if such information and documentation requested has not been provided by the prospective shareholder in a timely manner.

We also reserve the right to refuse to make any dividend, repurchase or redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of dividend, repurchase or redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

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

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our company or remain invested in our company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website here: ombudsman.ky.

Certain Anti-Takeover Provisions of the Second Amended and Restated Memorandum and Articles of Association

Our authorized but unissued Class A Ordinary Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued Class A Ordinary Shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. However, under Cayman Islands law, the Board may only exercise the rights and powers granted to them under the Second Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

C. Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under United States state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC, and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

We do not believe that our Cayman Islands holding company meets all of the conditions above. Our Cayman Islands holding company is not a PRC resident enterprise for PRC tax purposes. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Haiwen & Partners, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises with no institutions or premises established in the PRC or income bearing no de facto relationship with the institution or premises established. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Conducting Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Warrants by a U.S. Holder, as defined below, that holds the ADSs or Warrants as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, administrative pronouncements, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

The following discussion is for general information only and does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, or to persons in special tax situations, including:

●	banks and other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	dealers in securities or currencies;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

●	investors that hold their ADSs or Warrants as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors that have a functional currency other than the U.S. dollar;

●	certain former U.S. citizens or long-term residents;

●	investors that hold their ADSs or Warrants through a permanent establishment or fixed base outside the United States;

●	investors who own stock in an individual retirement or other tax-deferred account;

●	persons who acquired ADSs or Warrants pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding Class B ordinary shares; or

●	investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Warrants as a result of such income being recognized on an applicable financial statement;

●	all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any United States state, local, or non-United States tax considerations, any minimum tax, the Medicare contribution tax on net investment income, or any non-income tax (such as U.S. federal estate or gift tax) considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or Warrants.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Warrants that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Warrants, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Warrants are urged to consult their tax advisors regarding an investment in such ADSs or Warrants.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax. Unless otherwise specified, references to “ADSs” herein should also be considered references to the Class A ordinary shares underlying such ADSs for United States federal income tax purposes.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF ADSS OR WARRANTS. EACH HOLDER OF ADSS OR WARRANTS IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF ADSS OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS.

Taxation of Distributions

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder of the ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s basis in its ADSs and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ADSs (see “—Sale or other taxable disposition of ADSs or Warrants” below).

Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States, which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We expect the ADSs (but not our Class A ordinary shares), which are listed on Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard, or that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), although no assurance can be given, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose). If we were eligible for such benefits, subject to the PFIC rules described below, dividends we pay on the ADSs would potentially be eligible for the reduced rates of taxation. However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate U.S. Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive foreign investment company rules” below. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

For United States foreign tax credit purposes, dividends paid on the ADSs will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other taxable disposition of ADSs or Warrants

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other taxable disposition of the ADSs or Warrants in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Warrants. Any capital gain or loss will be long-term capital gain or loss if the ADSs or Warrants have been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Warrants is subject to tax in the PRC (see “—PRC Taxation”), and if you are eligible for the benefits of the United States-PRC income tax treaty, you may be able to elect to treat such gain as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If you are not eligible for the benefits of the United States-PRC income tax treaty or fail to treat any such gain as PRC-source, then you would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Warrants unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Warrants, including the availability of the foreign tax credit under their particular circumstances.

Exercise, lapse or redemption of Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of ADSs on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in ADSs received upon exercise of the Warrant generally will equal the sum of the U.S. Holder’s initial tax basis in the Warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the ADSs will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to its tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the ADSs received generally would equal the U.S. Holder’s tax basis in the Warrants surrendered. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period for the ADSs will commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ADSs would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange of a portion of the Warrants surrendered in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of Warrants having a value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the ADSs received would equal the sum of the U.S. Holder’s initial tax basis in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the ADSs would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

While not free from doubt, a redemption of Warrants for ADSs should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, subject to the PFIC rules discussed below, a U.S. Holder should not recognize any gain or loss on the redemption of Warrants for ADSs. In such event, a U.S. Holder’s aggregate tax basis in the ADSs received in the redemption generally should equal the U.S. Holder’s aggregate tax basis in the Warrants redeemed and the holding period for the ADSs should include the U.S. Holder’s holding period for the surrendered Warrants. However, there is some uncertainty regarding this tax treatment, and it is possible such a redemption could be treated in part as a taxable exchange in which gain or loss would be recognized in a manner similar to that discussed above for a cashless exercise of Warrants. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the tax consequences of a redemption of Warrants for ADSs.

Subject to the PFIC rules described below, if Warrants are redeemed for cash or if Warrants are purchased in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above in “Sale or other taxable disposition of ADSs or Warrants.”

Possible constructive distributions

The terms of each Warrant provide for an adjustment to the number of Class A ordinary shares (underlying the ADSs) for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the U.S. Holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ADSs that would be obtained upon exercise) as a result of a distribution of cash or other property to the holders of ADSs which is taxable to the U.S. Holders of such ADSs as described in “Taxation of Distributions” above. Such constructive distribution would be subject to tax as described in that section in the same manner as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest.

Passive foreign investment company rules

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we do not believe we were a PFIC for the most recent taxable year ended December 31, 2025.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and a company’s unbooked intangibles associated with active business activities may generally be classified as active assets. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-United States corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

While we reasonably do not expect to become a PFIC in the current or any future taxable year, the determination of whether we are or will become a PFIC will depend upon (i) the composition and characterization of our income (which may differ from our historical results and current projections) and (ii) the composition and characterization of our assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs from time-to-time and which has been and may continue to be volatile). Therefore, fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or any future taxable year. It is also possible that the IRS may challenge our classification of assets or income or the valuation of our goodwill and other unbooked intangibles, which may result in us being, or becoming, a PFIC for the current or one or more future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2026 or any future taxable year. If we are a PFIC for any year during which you hold the ADSs or Warrants, you will be subject to the special tax rules discussed below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ADSs or Warrants and, in the case of ADSs, the U.S. Holder did not timely make a mark-to-market election (described below), such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs or during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs).

Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Warrants;

●	the amount of the excess distribution or gain allocated to the taxable year of distribution or gain and to any taxable years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such taxable year, a pre-PFIC year) will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each prior taxable year, other than the current taxable year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other taxable year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or Warrants, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Warrants (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Warrants had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs (but not the Warrants), provided that such ADSs are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable United States Treasury regulations). Beginning on July 10, 2025, the ADSs are listed on Nasdaq. Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on Nasdaq which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election or that the ADSs will continue to be listed on the Nasdaq. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs, held at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any lower-tier PFIC.

Alternatively, U.S. taxpayers can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to provide information necessary for U.S. Holders to make this election.

As discussed above under “Taxation of Distributions,” dividends that we pay on the ADSs will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or Warrants during any taxable year that we are a PFIC, the U.S. Holder must file an annual information return (on IRS Form 8621) with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing of the ADSs or Warrants if we are or become a PFIC.

Information reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or Warrants. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, the ADSs or Warrants by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, the ADSs or Warrants within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Quantitative and Qualitative Disclosures about Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

As of the date of this annual report, there are 7,617,500 Warrants issued and outstanding. Each Public Warrant, Sponsor Warrant and Representative Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50, $11.50 and $12.00 per whole share, respectively, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Warrants, please refer to Exhibit 2.4 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 17, 2025.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares	Up to US$0.05 per ADS issued
Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to US$0.05 per ADS held
ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement))).	Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements;

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

●	the amounts payable t4o the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Any failure by us to timely pay any fees, charges and reimbursements of the depositary bank for which we are responsible pursuant to the deposit agreement, or any ancillary agreement between us and the depositary bank, may suspend the obligation of the depositary bank to provide the services contemplated in the deposit agreement at our expense (including services being made available to you), and the depositary bank shall have no obligation to provide any such services made available at our expense (including services being made available to you) unless and until we have made payment in full.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purpose of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP and SEC reporting experience. We engaged a consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. We also engaged an internal control consulting firm in 2024 to review, test and improve our internal accounting controls and internal control over financial reporting. We have adopted and are implementing policies, procedures and practices recommended in the report of the consultant and have arranged training of internal control for our employees and management on disclosure controls and procedures. We continue to make efforts to implementing our existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

However, we cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Operations—If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements within one year of the completion of the securities offering. Our board of directors has also determined that Mr. Jianming Yan qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and chief financial officer. This code is publicly available on our website at https://ir.youlife.cn/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, namely Onestop Assurance PAC, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2023	2024	2025
	(RMB in thousands)
Audit fees (1)	2,087	2,374	1,538

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq Global Market listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq Global Market listing standards. Under SEC rules and the Nasdaq Global Market listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq Global Market permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. We currently intend to rely on the home country practices that will exempt us from (1) having a majority of the board be independent; (2) having a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) having regularly scheduled executive sessions with only independent directors each year. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Group (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our group.

The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside our Group under any circumstances unless approved by the compliance officer in advance, or to anyone within the our group other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of our Group with anyone outside our group, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6. Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our group to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To preserve the confidentiality, integrity and availability of our information systems, safeguard our assets, data, intellectual property and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated IT staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures. Our board of directors receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our IT staff will present them to the board of directors for their review and approval.

Our IT staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBT

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of Youlife Group Inc., (incorporated by reference to Exhibit 1.1 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
2.1*	Description of Securities
2.2	Deposit Agreement, dated as of July 9, 2025, by and among Youlife Group Inc., the depositary named therein, and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.1 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
2.3	Specimen American Depositary Receipt of Youlife Group Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-285178) (included in Exhibit 4.5 thereto), initially filed with the SEC on February 25, 2025).
2.4	Specimen Class A Ordinary Share Certificate of Youlife Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
2.5	Specimen Warrant Certificate of Youlife Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
2.6	Warrant Agreement, dated February 15, 2023, by and between Distoken Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on February 17, 2023).
2.7	Amendment to Warrant Agreement, dated July 9, 2025, by and between Distoken Acquisition Corporation, Youlife Group Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.6 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 17, 2025).
4.1	Business Combination Agreement, dated as of May 15, 2024, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
4.2	First Amendment to the Business Combination Agreement, dated November 13, 2024, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
4.3	Second Amendment to the Business Combination Agreement, dated January 17, 2025, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
4.4	Registration Rights Agreement, dated February 15, 2023, by and among Distoken Acquisition Corporation, Xiaosen Sponsor LLC, and certain securityholders (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on February 17, 2023).
4.5	Amendment to Founder Registration Rights Agreement, dated as of July 9, 2025, by and among Youlife Group Inc., Distoken Acquisition Corporation, Xiaosen Sponsor LLC, and certain shareholders (incorporated by reference to Exhibit 4.5 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
4.6	Seller Registration Rights Agreement, dated as of July 9, 2025, by and among Youlife Group Inc. and certain shareholder (incorporated by reference to Exhibit 4.6 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 17, 2025).

4.7	Form of PIPE Subscription Agreement by and among Youlife Group Inc., Distoken Acquisition Corporation and certain investor named therein. (incorporated by reference to Exhibit 10.23 to the Post-Effective Amendment No.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on May 9, 2025).
4.8	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on May 23, 2024).
4.9	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.3 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on May 23, 2024).
4.10	Form of Amended Founder Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on November 18, 2024).
4.11	Form of Amended Company Founder Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on November 18, 2024).
4.12	Form of Amended Company Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Distoken Acquisition Corporation’s Current Report on Form 8-K, filed with the SEC on November 18, 2024).
4.13	Form of Director and Officer Indemnification Agreement. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
4.14	Form of Employment Agreement (incorporated by reference to Exhibit 4.14 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
4.15	Form of Director Agreement (incorporated by reference to Exhibit 4.15 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
4.16	Closing Agreement, dated July 9, 2025 (incorporated by reference to Exhibit 4.16 to the shell company report on Form 20-F (Reg. No. 001-42682) filed with the SEC on July 9, 2025).
4.17	RSU Plan of Youlife Group Inc. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
8.1*	Principal Subsidiaries of Youlife Group Inc.
10.1	Share Exchange Agreement dated January 22, 2026 by and among Youlife Group Inc., YouheHR Group Inc., and Lightred Investment Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, filed with the SEC on January 22, 2026.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Haiwen & Partners
15.2*	Consent of Campbells
15.3*	Consent of China Insights Consultancy
97.1*	Youlife Group Inc. Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herein
**	Furnished herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

Youlife Group Inc.

Date: April 30, 2026	By:	/s/ Yunlei Wang
	Name:	Yunlei Wang
	Title:	Chairman of the Board, Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Youlife Group Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Youlife group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youlife Group Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025 (the “Relevant Years”) and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
Singapore
April 30, 2026

PCAOB ID# 6732

YOULIFE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	126,531	144,219	20,623
Accounts receivables, net	287,860	342,783	49,017
Prepayments and other receivables, net	248,494	448,083	64,075
Inventories, net	3,704	2,086	298
Total current assets	666,589	937,171	134,013
Property and equipment	147,303	61,864	8,846
Right-of-use assets	43,156	37,048	5,298
Intangible assets	9,986	8,361	1,196
Long-term investment	-	96,738	13,833
Deferred tax assets	28,147	23,369	3,342
Other non-current assets	13,182	78,305	11,198
Total non-current assets	241,774	305,685	43,713
Total assets	908,363	1,242,856	177,726
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	19,991	34,640	4,953
Trade payables	70,690	74,485	10,651
Other payables and accruals	141,888	212,849	30,437
Short-term borrowings	45,893	126,054	18,025
Lease liabilities	9,401	6,793	971
Tax payable	2,182	9,300	1,330
Total current liabilities	290,045	464,121	66,367
Lease liabilities-non current	27,902	25,491	3,645
Long-term borrowings	1,474	-	-
Total non-current liabilities	29,376	25,491	3,645
Total liabilities	319,421	489,612	70,012

YOULIFE GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as at December 31, 2024 and December 31, 2025; 70,000,000 shares and 76,048,501 shares issued and outstanding as at December 31, 2024 and December 31, 2025, respectively)*	51	55	8
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	1,181,993	1,303,581	186,410
Statutory surplus reserve	9,367	10,531	1,506
Accumulated losses	(621,794)	(579,876)	(82,921)
Total Youlife Group Inc. shareholders’ equity	569,586	734,260	104,999
Non-controlling interests	19,356	18,984	2,715
Total shareholders’ equity	588,942	753,244	107,714
Total liabilities, mezzanine equity and shareholders’ equity	908,363	1,242,856	177,726

*	On July 9, 2025, the Company consummated a business combination with Distoken Acquisition Corporation. In connection therewith, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value US$0.0001 each. Upon consummation of the Business Combination, all preferred shares were converted into Class A ordinary shares, and the share capital structure has been retroactively adjusted.

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Revenue	1,365,865	1,585,640	1,854,302	265,162
Cost of revenue	(1,165,446)	(1,356,511)	(1,662,236)	(237,697)
Gross profit	200,419	229,129	192,066	27,465
Operating expenses
Selling and distribution expenses	(91,688)	(51,867)	(79,749)	(11,404)
Administrative expenses	(115,367)	(126,705)	(88,683)	(12,682)
Research and development expenses	(12,285)	(10,017)	(16,869)	(2,412)
Total operating expenses	(219,340)	(188,589)	(185,301)	(26,498)
(Loss)/income from operations	(18,921)	40,540	6,765	967
Other income/(expense)
Fair value gains/(losses)	36,500	(21,248)	3,524	504
Other incomes	2,815	11,611	50,270	7,188
Other expenses	(2,220)	(422)	(4,913)	(703)
Gain/(loss) on dissolution of subsidiaries and branches	29,312	(8,820)	4,844	693
Loss from disposal of equity investment	-	(59,018)	-	-
Financial income/(expenses), net	1,530	(3,941)	(10,033)	(1,435)
Total other income/(expense), net	67,937	(81,838)	43,692	6,247
(LOSS)/PROFIT BEFORE TAX	49,016	(41,298)	50,457	7,214
Income tax (expenses)/benefits	30,256	(11,090)	(7,747)	(1,108)
Net profit/(loss) for the year from continuing operations	79,272	(52,388)	42,710	6,106
Net profit from discontinued operations	17,774	-	-	-
Net loss attribute to non-controlling interests	(2,217)	(12)	(372)	(53)
Net profit/(loss) attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159
Net earnings/(loss) per share:
Basic and diluted
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Basic net earnings/(loss) per share	1.42	(0.75)	0.59	0.08
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Diluted net earnings/(loss) per share	1.42	(0.75)	0.59	0.08
Shares used in net earnings per share computation
Basic	70,000,000	70,000,000	72,899,967	72,899,967
Diluted	70,000,000	70,000,000	72,899,967	72,899,967
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	97,046	(52,388)	42,710	6,106
Comprehensive loss attribute to non-controlling interest	(2,217)	(12)	(372)	(53)
Comprehensive (loss)/income attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares*			Treasury	Additional paid-in	Statutory surplus	Accumulated		Non- controlling	Total
	Shares	Class B	Amount	shares	capital	reserve	losses	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	45,292,909	11,160,808	31	(31)	226,396	8,253	(647,669)	(413,020)	28,591	(384,429)
Profit/(loss) for the year	-	-	-	-	-	-	99,263	99,263	(2,217)	97,046
Total comprehensive loss for the year	-	-	-	-	-	-	99,263	99,263	(2,217)	97,046
Waiver of receivables from founder	-	-	-	-	(48,731)	-		(48,731)	-	(48,731)
Conversion of preferred shares to ordinary shares	24,707,091	-	20	-	1,006,028	-	-	1,006,048	-	1,006,048
Dividends paid to non-controlling shareholders, and dissolution of subsidiaries and branches	-	-	-	-	-	(442)	-	(442)	275	(167)
Transfer from retained profits	-	-	-	-		1,406	(1,406)	-	-	-
Balance as of December 31, 2023	70,000,000	11,160,808	51	(31)	1,183,693	9,217	(549,812)	643,118	26,649	669,767

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares*			Treasury	Additional paid-in	Statutory surplus	Accumulated		Non- controlling	Total
	Shares	Class B	Amount	shares	capital	reserve	losses	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	70,000,000	11,160,808	51	(31)	1,183,693	9,217	(549,812)	643,118	26,649	669,767
Loss for the year	-	-	-	-	-	-	(52,376)	(52,376)	(12)	(52,388)
Total comprehensive loss for the year	-	-	-	-	-	-	(52,376)	(52,376)	(12)	(52,388)
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	-	(1,269)	(1,269)
Transfer from retained profits	-	-	-	-	-	1,330	(1,330)	-	-	-
Disposal of discontinued operations(1)	-	-	-	-	(1,700)	(1,180)	(18,276)	(21,156)	(6,012)	(27,168)
Balance as of December 31, 2024	70,000,000	11,160,808	51	(31)	1,181,993	9,367	(621,794)	569,586	19,356	588,942

(1)	On June 29, 2022, Shanghai Youerlan Information Technology Co., Ltd.(“Shanghai Youerlan”) entered into the contractual arrangements with Shanghai Youzhilan Education Technology Co., Ltd. (“Shanghai Youzhilan”)and its registered shareholders, pursuant to which, Shanghai Youerlan has acquired effective control over the financial and operational policies of Shanghai Youzhilan and its subsidiaries and Jiangsu Youlan Network Technology Co., Ltd. and its subsidiaries (collectively, “PRC Technology Entities”), and has become entitled to all the relevant economic benefits derived from their operations. The Group terminated the contractual agreement on January 1, 2024, and PRC Technology Entities were accounted for as discontinued operations under U.S. GAAP. in accordance with ASC 205-20-45 in the financial statements for the year ended December 31, 2023.

	Attributable to owners of the parent
	Ordinary shares*			Treasury	Additional paid-in	Statutory surplus	Accumulated		Non- controlling	Total
	Shares	Class B	Amount	shares	capital	reserve	losses	Total	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	70,000,000	11,160,808	51	(31)	1,181,993	9,367	(621,794)	569,586	19,356	588,942
Profit (Loss) for the year	-	-	-	-	-	-	43,082	43,082	(372)	42,710
Total comprehensive profit for the year	-	-	-	-	-	-	43,082	43,082	(372)	42,710
Shares issued in connection with reverse recapitalization	3,343,552	-	2	-	(14,455)	-	-	(14,453)	-	(14,453)
Issuance of common stocks-cash	2,704,949	-	2	-	192,310	-	-	192,312	-	192,312
Transfer from retained profits	-	-	-	-	-	1,164	(1,164)	-	-	-
Costs incurred in connection with reverse recapitalization	-	-	-	-	(56,267)	-	-	(56,267)	-	(56,267)
Balance as of December 31, 2025	76,048,501	11,160,808	55	(31)	1,303,581	10,531	(579,876)	734,260	18,984	753,244
Balance as of December 31, 2025 in USD	76,048,501	11,160,808	8	(4)	186,410	1,506	(82,921)	104,999	2,715	107,714

*	On July 9, 2025, the Company consummated a business combination with Distoken Acquisition Corporation. In connection therewith, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value US$0.0001 each. Upon consummation of the Business Combination, all preferred shares were converted into Class A ordinary shares, and the share capital structure has been retroactively adjusted.

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss)	97,046	(52,388)	42,710	6,106
Net profit from discontinued operations	17,774	-	-	-
Net profit/(loss) from continuing operations	79,272	(52,388)	42,710	6,106
Adjustments for:
Depreciation of items of property and equipment	8,317	10,070	11,456	1,638
Amortization of right-of-use assets	15,296	14,802	13,310	1,903
Amortization of other intangible assets	3,263	1,793	1,625	232
Interest on lease liabilities	1,835	2,045	4,602	658
(Gain)/Loss on dissolution of subsidiaries and branches	(29,312)	8,820	(4,844)	(693)
Gain/(loss) from waive of other payables	-	-	(13,005)	(1,858)
Other payables from Distoken	-	-	25,185	3,601
Fair value (gains)/losses from financial assets at fair value through profit or loss	(36,500)	21,248	(3,524)	(504)
(Reversal)/provision for credit loss of trade receivables	(2,371)	1,827	3,288	470
Reversal of credit loss of other receivables	(9,590)	(1,637)	(25,665)	(3,670)
Foreign exchange differences, net	(3,783)	(24)	(51)	(7)
Gain on disposal of property and equipment	-	-	(28,637)	(4,095)
Shares issued in connection with reverse recapitalization	-	-	(14,455)	(2,067)
Loss from disposal of equity investment	-	59,018	-	-
Changes in operating assets and liabilities:
Increase in accounts receivables	(140,792)	(27,216)	(58,211)	(8,324)
(Increase)/Decrease in prepayments, other receivables and other assets	(2,493)	(7,551)	2,477	354
Decrease/(Increase) in inventories	5,039	(444)	1,618	231
(Increase)/Decrease in deferred tax assets, net	(35,469)	7,322	4,778	683
Increase/(Decrease) in contract liabilities	36,583	(19,290)	14,648	2,095
Increase/(Decrease) in accounts payables	64,728	(31,952)	3,795	543
Increase in other payables and accruals	82,363	29,440	45,776	6,546
(Decrease)/Increase in tax payable	(15,077)	1,627	7,118	1,018
Increase in right-of-use assets	(1,091)	-	(12,379)	(1,770)
Payment in lease liabilities	(9,940)	(11,247)	(9,621)	(1,376)
Net cash flows generated from operating activities from continuing operations	10,278	6,263	11,994	1,714
Net cash flows generated from operating activities from discontinued operations	1,223	-	-	-
Total Net cash flows generated from operating activities	11,501	6,263	11,994	1,714

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of items of property and equipment	(94,652)	(1,126)	(27)	(4)
Purchases of items of intangible assets	(8,675)	(116)	-	-
Long-term investments	-	-	(93,214)	(13,329)
Net cash paid for business acquisitions	-	(9,634)	-	-
Short-term investment	84,230	-	-	-
Net cash flows used in investing activities from continuing operations	(19,097)	(10,876)	(93,241)	(13,333)
Net cash flows used in investing activities from discontinued operations	(3,508)	-	-	-
Total Net cash flows used in investing activities	(22,605)	(10,876)	(93,241)	(13,333)
CASH FLOWS USED IN FINANCING ACTIVITIES
Proceeds from issuance of common stocks-cash	-	-	192,312	27,500
Payment for listing expenses	(46,442)	(14,069)	(56,267)	(8,046)
Dividends paid to non-controlling interests	-	(1,269)	-	-
New bank and other borrowings	35,274	45,061	172,640	24,687
Repayment of bank and other borrowings	(9,000)	(25,474)	(93,953)	(13,435)
Repayment of advances from third parties	(96,500)	(58,554)	(115,848)	(16,566)
Net cash flows used in financing activities from continuing operations	(116,668)	(54,305)	98,884	14,140
Net cash flows generated used in financing activities from discontinued operations	(115,170)	-	-	-
Total Net cash flows generated used in financing activities	(231,838)	(54,305)	98,884	14,140
Net (decrease)/increase in cash and cash equivalents from continuing operations	(125,487)	(58,918)	17,637	2,521
Net decrease in cash and cash equivalents from discontinued operations	(117,455)	-	-	-
Effect of foreign exchange rate changes, net	2,931	24	51	8
Cash and cash equivalents at beginning of year from continuing operations	307,981	185,425	126,531	18,094
Cash and cash equivalents at beginning of the year from discontinued operations	120,980	3,525	-	-
Less: cash and cash equivalents at beginning of the year from discontinued operations	-	3,525	-	-
Cash and cash equivalents at end of year	188,950	126,531	144,219	20,623
Less: cash and cash equivalents at end of the year from discontinued operations	3,525	-	-	-
Cash and cash equivalents at end of the year from continuing operations	185,425	126,531	144,219	20,623
Supplemental disclosures of cash flow information:
Income taxes paid	9,467	5,939	2,355	337
Interest received	127	431	217	31
Interest expense	3,171	2,176	2,602	372

YOULIFE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Youlife Group Inc. (the “Company”) was incorporated as a Cayman Islands exempted company on April 2, 2024. The registered office of the Company is located at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

On July 9, 2025, the Company consummated a de-SPAC transaction with Distoken Acquisition Corporation (“Distoken”) pursuant to the Business Combination Agreement dated May 17, 2024, as amended. In connection with the Business Combination, Youlife International Holdings Inc. (“Youlife”) and Distoken became wholly-owned subsidiaries of the Company, and the Company changed its name to Youlife Group Inc.

Youlife International Holdings Inc. was incorporated in the Cayman Islands on February 26, 2019. Its registered office is located at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Youlife International Holdings Inc. is an investment holding company. Prior to the Business Combination, it and its subsidiaries were principally engaged in the provision of vocational education services, human resources recruitment services, employee management services and market services in the People’s Republic of China.

The largest shareholder of Youlife International Holdings Inc. is Youtch Investment Co., Ltd., a British Virgin Islands company indirectly controlled by Mr. Yunlei Wang since its incorporation on July 15, 2020.

The Group refers to Youlife Group Inc. (the “Company”) and its consolidated subsidiaries.

As a result of the Business Combination completed on July 9, 2025, Youlife International Holdings Inc. became a wholly-owned subsidiary of the Company.

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Youerlan Information Technology Co., Ltd. (“Shanghai Youerlan”)	July 10, 2014	PRC	100%	Provision of employee management service, HR recruitment service
Wuhu Lanfu Internet Technology Co., Ltd.	December 13, 2019	PRC	100%	Provision of employee management service, HR recruitment service
Hubei Youlife External Service Information Technology Co., Ltd.	August 25, 2020	PRC	100%	Provision of employee management service, HR recruitment service
Shanghai Lanyu Cloud Software Development Co., Ltd.	December 8, 2023	PRC	100%	Provision of market service
Anqing Bicai Property Management Co., Ltd.	January 12, 2023	PRC	51%	Provision of employee management service, HR recruitment service
Zhejiang Youlan International Holding Co., Ltd.	April 4, 2023	PRC	100%	Provision of employee management service, HR recruitment service
Youlife Technology Limited	March 27, 2019	Hong Kong	100%	Investment holding

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Going concern consideration

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, the Group has the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group recorded net profit of RMB 42,710 for the year ended December 31, 2025. As of December 31, 2025, the Group had a shareholders’ equity of RMB734,260, net current assets of RMB 473,050.Net increase in cash and cash equivalents from continuing operations were RMB17,688. Based on these factors, management has concluded that no conditions or events exist that raise substantial doubt about the Group’s ability to continue as a going concern for a period of at least one year after the issuance date of these consolidated financial statements.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

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

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2025.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 6.9931) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

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

Revenue is presented net of value-added taxes (‘VAT’) collected on behalf of tax authorities, as the Group acts as an agent in collecting such taxes from customers.

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

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated results of operations of the managed schools in the whole management period.

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

Other (expense)/ incomes, net

Other incomes mainly consist of non-operating income and gains, such as government grants, proceeds of interest from maturities of short-term investments, fair value gains or losses, other gain or loss, loss from disposal of equity investment and gain or loss on dissolution of subsidiaries and branches. Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss.

Income tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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

	For the Year Ended December 31, 2023
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	146,372	61,665	1,029,360	128,468	1,365,865
Cost of revenue	(103,708)	(11,385)	(946,543)	(103,810)	(1,165,446)
Gross profit	42,664	50,280	82,817	24,658	200,419
Gross profit %	29.1	81.5	8.0	19.2	14.7

	For the Year Ended December 31, 2023
	Discontinued operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	32,659	13,814	4,477	1,232	52,182
Cost of revenue	(20,758)	(752)	(4,854)	-	(26,364)
Gross profit	11,901	13,062	(377)	1,232	25,818
Gross profit %	36.4	94.6	(8.4)	100.0	49.5

	For the Year Ended December 31, 2024
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB	USD
Segment revenue
Sales to external customers	50,029	24,237	1,382,580	128,794	1,585,640	217,232
Cost of revenue	(25,856)	(10,781)	(1,220,725)	(99,149)	(1,356,511)	(185,841)
Gross profit	24,173	13,456	161,855	29,645	229,129	31,391
Gross profit %	48.3	55.5	11.7	23.0	14.5	14.5

	For the Year Ended December 31, 2025
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB	USD
Segment revenue
Sales to external customers	45,108	17,694	1,719,620	71,880	1,854,302	265,162
Cost of revenue	(22,121)	(7,742)	(1,577,482)	(54,891)	(1,662,236)	(237,697)
Gross profit	22,987	9,952	142,138	16,989	192,066	27,465
Gross profit %	51.0	56.2	8.3	23.6	10.4	10.4

Loss from Continuing Operations before Income Tax:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Vocational education	19,800	6,834	7,486	1,070
HR recruitment	11,527	9,887	8,644	1,236
Employee management	193,383	136,814	168,157	24,046
Market service	15,320	35,054	1,014	146
Total operating expenses	240,030	188,589	185,301	26,498
Less: revenues from the discontinued operations	20,690	-	-	-
Revenues from the continuing operations	219,340	188,589	185,301	26,498
Income (Loss) from continuing operations before income tax	49,016	(41,298)	50,457	7,214

	As of December 31,
	2024	2025
	RMB	RMB	USD
Segment assets:
Vocational education	74,234	86,620	12,386
HR recruitment	10,958	14,209	2,032
Employee management	784,490	1,105,533	158,089
Market service	38,681	36,493	5,219
Total assets	908,363	1,242,855	177,726

Geographical information

More than 95% of the Group’s revenues for the year ended December 31, 2023, 2024 and 2025 were generated from the PRC. As of December 31, 2023, 2024 and 2025, all of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Information about major customers

No revenue from sales to a single customer or a group of customers under common control accounted for 10% or more of the Group’s revenue for the year ended December 31, 2023, 2024 and 2025.

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

2) Credit Risk

The carrying amounts of cash and bank balances, trade receivables, financial assets included in prepayments, other receivables and other assets, and financial assets included in other non-current assets included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk in relation to its financial assets as at December 31, 2023, 2024 and 2025. The Group classifies financial instruments based on shared credit risk characteristics, such as instrument types and credit risk ratings for the purpose of determining significant increases in credit risk and calculation of impairment.

Cash and cash balances

As of December 31, 2023, 2024 and 2025, all cash and bank balances were deposited in high-credit-quality financial institutions without significant credit risk. These financial assets were not yet past due, and their credit exposure is classified as stage 1.

Account receivable

To manage the risk arising from trade receivables, the Group has policies in place to ensure that credit terms are made only to counterparties with an appropriate credit history and management performs ongoing credit evaluations of the Group’s counterparties. The credit period granted to the customers is generally within 30 days to 90 days and the credit quality of these customers is assessed, considering their financial position, experience and other factors. The Group also has other monitoring procedures to ensure that follow-up action is taken to recover overdue receivables. In addition, the Group reviews regularly the recoverable amount of trade receivables to ensure that adequate impairment losses are made. For the year ended December 31, 2023, 2024 and 2025, revenue from the Group’s five largest customers accounted for approximately 25.5%, 30.8% and 27.8% of total revenue. Despite this customer concentration, the Group does not consider the associated credit risk to be significant, as the remaining exposure is spread across a large number of diversified counterparties and customers.

The Group applies the simplified approach to provide for ECLs, which permits the use of the lifetime expected loss provision for all trade receivables. The expected credit losses also incorporate forward-looking information based on key economic variables such as inflation rate.

Accounts Payable

Trade payables are settled within 30 to 90 days. For the years ended December 31, 2023, 2024 and 2025, purchases from the Group’s five largest suppliers represented approximately 38.8%, 21.3% and 36.7% of total purchases. Management does not believe this supplier concentration poses a material risk to the Group, as alternative sources of supply are readily available.

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

Long-term investment

The Group has elected to apply the NAV practical expedient under ASC 820-10-15-4 to measure the fair value of this investment. The investment represents an equity interest in a segregated portfolio of an SPC fund and meets the eligibility criteria. Accordingly, the investment is excluded from the Level 1/2/3 fair value hierarchy, no additional independent valuation support is required, and disclosures will be provided in accordance with ASC 820-10-50-6A through 50-6B. The investment is subject to a mandatory 10-year lock-up period, which represents a restriction on redemption. The investment was made in May 2025.

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

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Group for annual periods beginning after December 15, 2023.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (collectively with subsequent amendments in ASU 2025-01, “ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for the Company beginning December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

3. REVERSE CAPITALIZATION

On July 9, 2025, in accordance with the Business Combination Agreement, the Closing occurred, pursuant to which the Company issued ordinary shares to Distoken Acquisition Corporation shareholders.

Immediately after giving effect to the Business Combination, the Company has 76,048,501 ordinary shares issued and outstanding consisting of (i) 70,000,000 ordinary shares issued to the shareholders of the Company pursuant to the Merger Agreement; (ii) 3,343,552 ordinary shares held by former Distoken public shareholders and its Sponsor; and (iii) 2,704,949 ordinary shares issued to PIPE investors as part of the private placement.

The 3,343,552 ordinary shares held by former Distoken public shareholders and its Sponsor consist of (a) 51,052 ordinary shares held by former Distoken public shareholders; (b) 690,000 ordinary shares converted from Public Rights; (c) 1,725,000 ordinary shares converted from Founder Shares held by the Sponsor; (d) 545,000 ordinary shares converted from Private Shares held by the Sponsor; (e) 54,500 ordinary shares converted from Private Rights held by the Sponsor; and (f) 278,000 ordinary shares held as Representative Shares.

Common shares issued and outstanding following the Closing are as follows:

	Shares Outstanding
	Shars	%

Youlife Shareholders A	58,839,192	77.3
Youlife Shareholders B	11,160,808	14.6
Distoken Public Shareholders	51,052	0.1
Holder of Founder Shares	1,725,000	2.3
Holder of Private Shares	545,000	0.7
Holders of Representative Shares	278,000	0.4
Holders of Public Rights	690,000	0.9
Holders of Private Rights	54,500	0.1
PIPE Investors	2,704,949	3.6
Total Shares Outstanding	76,048,501	100.0

4. ACCOUNTS RECEIVABLES, NET

	As of December 31,
	2024	2025
	RMB	RMB	USD
Accounts receivable	310,449	368,660	52,717
Less: allowance for credit loss	(22,589)	(25,877)	(3,700)
Accounts receivable, net	287,860	342,783	49,017

Movement of allowance of doubtful accounts is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD
Beginning balance	20,762	22,589	3,230
Charge to expense	1,827	3,288	470
Ending balance	22,589	25,877	3,700

5. PREPAYMENTS AND OTHER RECEIVABLES, NET

	As of December 31,
	2024	2025
	RMB	RMB	USD

Other receivables	189,066	269,426	38,528
Receivable from asset disposal	-	89,000	12,726
Less: allowance for credit loss of other receivables	(28,565)	(2,900)	(415)
Prepayments	72,904	73,705	10,540
Deductible input VAT	7,565	14,710	2,104
Deposits	7,524	4,142	592
Prepayment, other receivables other, net	248,494	448,083	64,075

Other receivables primarily include:

Fund transaction receivables from third parties – arising from cash transactions and fund settlements with external parties;

Social security advances and withholdings – amounts paid by the Group on behalf of employees for social security and housing provident fund contributions, which will be either recovered from employees or remitted to government authorities;

Staff advances and borrowings – travel advances and petty cash advances provided to employees in the ordinary course of business;

Other short-term receivables expected to be recovered within twelve months.

Prepayments primarily include:

Project prepayments – advances made to third-party vendors for specific project-based development and implementation activities;

Online promotion fees – prepayments made to internet platforms for digital marketing, advertising, and promotional services;

Other short-term balances expected to be realized within twelve months.

Receivable from asset disposal represents the consideration receivable from the transfer of school trusteeship rights for five schools completed in December 2025. The transfer has been finalized. The buyer is a third party. As of April 17, 2026, RMB 4 million has been received. Of the remaining balance, RMB85 million is expected to be collected by the end of 2026, and the remainder RMB17 million is expected to be collected by the end of 2027. The expected credit loss for this receivable is not material to the consolidated financial statements.

Movement of allowance for credit loss is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD
Beginning balance	42,683	28,565	4,085
Reversal of expense	(1,637)	(25,665)	(3,670)
Less: disposal of discontinued operations	(12,481)	-	-
Ending balance	28,565	2,900	415

6. INVENTORIES

	As of December 31,
	2024	2025
	RMB	RMB	USD
Finished Goods	3,704	2,086	298

Inventories, finished goods as retail goods, are accounted for using the first-in-first-out cost method and are valued at the lower of cost and net realizable value. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

No impairment provision made as the carrying amounts of inventories are lower than the net realizable value.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD
Leasehold improvement	145,720	64,521	9,225
Furniture and office equipment	2,182	1,972	282
Electronic equipment	9,893	9,893	1,415
Vehicles	2,696	2,613	374
Less: accumulated depreciation	(13,188)	(17,135)	(2,450)
Property and equipment, net	147,303	61,864	8,846

As of December 31, 2025, leasehold improvements decreased by approximately RMB81 million, primarily attributable to disposals following the transfer of school trusteeship rights for five schools completed in December 2025.

Depreciation of property and equipment was RMB8,317, RMB10,070 and RMB11,456 for the years ended December 31, 2023, 2024 and 2025, respectively.

8. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the year ended December 31, 2024 and 2025 was RMB18,254 and RMB11,029, comprised of operating lease expenses of RMB16,847 and RMB9,621, and short-term lease expenses of RMB1,407 and RMB1,408, and depreciation of right-of-use assets of RMB14,802 and RMB13,310 (USD1,903), respectively.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD
Operating lease right-of-use assets	43,156	37,048	5,298
Lease liabilities – current	9,401	6,793	971
Lease liabilities – non-current	27,902	25,491	3,645
Total operating lease liabilities	37,303	32,284	4,616

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025

Weighted average remaining lease term (years)	5.87	5.61
Weighted average discount rate	4.77%	4.77%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As of December 31, 2025
	RMB	USD
2026	8,173	1,169
2027	7,228	1,034
2028	5,567	796
2029	5,355	766
2030 and after	10,294	1,471
Total undiscounted cashflows	36,617	5,236
Less: imputed interest	(4,333)	(620)
Present value of lease liabilities	32,284	4,616

9. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	USD
As of December 31:
Systems software	15,228	15,228	2,178
Trademark	132	132	19
Less: accumulated amortization	(5,374)	(6,999)	(1,001)
Intangible assets, net	9,986	8,361	1,196

Amortization of intangible assets was RMB1,793 and RMB1,625 for the years ended December 31, 2024 and 2025, respectively.

	As of December 31, 2025
	RMB	USD
2026	1,687	241
2027	1,415	202
2028	940	134
2029	940	134
2030 and after	3,379	485
Total	8,361	1,196

10. GOODWILL

	As of December 31,
	2024	2025
	RMB	RMB	USD
Net carrying amount as at the beginning of the year	19,713	-	-
Less: impairment provided during the year	-	-	-
Net carrying amount as at the end of the year	19,713	-	-
Less: net carrying amount of the discontinued operation	(19,713)	-	-
Net carrying amount of the continuing operations	-	-	-

11. LONG-TERM INVESTMENT

In May 2025, the Group invested HKD103,950 in 13,413 Class B participating shares. The Group holds an investment in Renascence Global Capital SPC Limited - Number 1 SP.  The Fund is a BVI-registered high-risk closed-end fund investing primarily in non-investment grade bonds, private equity and derivatives, aiming for medium-to-long-term capital appreciation through diversified asset allocation. The 10-year lock-up period is consistent with market practice for such funds, and the associated liquidity discount is embedded in the NAV. The fair value is determined accordingly based on the net asset value (NAV) per share provided by the fund administrator. In accordance with ASC 820-10-50-6A, the Group provides the following supplemental disclosures: The investment objective and strategy of the fund have not been provided by the fund manager as of the reporting date; the Group has no unfunded commitments and the subscription amount has been fully paid; no redemption is permitted without the prior written consent of the Fund’s directors, and if permitted, not less than 60 days’ prior written notice is required.

Based on fund’s governing documents, the Fund meets the definition of an investment company under ASC 946. Accordingly, this investment is measured using the NAV practical expedient and is not classified within the fair value hierarchy (Level 1, 2 or 3).

As of December 31, 2025, accordingly to the NAV per share confirmed by third-party valuation, the fair value of long-term investment was HKD 107,669 (RMB96,738, USD13,833), resulting in a fair value gain of HKD 3,719(RMB3,524, USD504) recognized in profit.

12. OTHER NON-CURRENT ASSETS

	As of December 31,
	2024	2025
	RMB	RMB	USD
Receivable from asset disposal	-	17,025	2,434
Deposit	8,000	56,098	8,022
Long-term prepayment for service fee	5,182	5,182	742
Other non-current assets	13,182	78,305	11,198

The long-term prepayment for service fee represented the advance payment made for catering services of vocational education and will subsequently be charged to profit or loss as service fee expenses for catering services over the cooperation period with vocational education schools.

Deposits mainly represent business cooperation security deposits paid to third parties under various contractual arrangements. These include:

Performance security deposits – paid to ensure the Group’s fulfillment of contractual obligations under service agreements;

Lease deposits – paid to lessors under operating lease agreements;

Other refundable deposits – paid to business partners as collateral for cooperation arrangements, which are typically refundable upon contract expiry or termination.

Receivable from asset disposal represents the consideration receivable from the transfer of school trusteeship rights for five schools completed in December 2025. The transfer has been finalized. The buyer is a third party. As of April 17, 2026, RMB 4 million has been received. Of the remaining balance, RMB85 million is expected to be collected by the end of 2026, and the remainder RMB17 million is expected to be collected by the end of 2027. No allowance for credit losses is considered necessary.

13. ACCOUNTS PAYABLES

	As of December 31,
	2024	2025
	RMB	RMB	USD
Service fees payable	70,690	74,485	10,651
Total	70,690	74,485	10,651

14. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB	USD
Payroll and welfare payables	128,521	149,415	21,366
Other liabilities	13,367	63,434	9,071
Total	141,888	212,849	30,437

Other liabilities primarily include:

Accrued consultation fees – professional fees incurred but not yet paid for consulting, legal, audit, and other advisory services;

Staff costs for outsourced personnel – social security contributions, and housing provident fund payments payable on behalf of outsourced personnel engaged in the Group’s employee management services;

Fund transaction payables – temporary payables arising from cash transactions and fund settlements with third parties;

Deposits – refundable deposits received from business partners, customers, or other third parties as collateral for performance or cooperation arrangements;

Other miscellaneous payables – various other short-term payables expected to be settled within one year.Other liabilities include accrued consultation fees, staff costs for outsourced personnel, fund transaction payables, and deposits.

15. BORROWINGS

	As of December 31,
	2024	2025
	RMB	RMB	USD
CURRENT
Bank borrowings – unsecured	43,005	124,580	17,815
Long-term borrowing – secured, current portion	2,888	1,474	210
Subtotal	45,893	126,054	18,025

NON-CURRENT
Long-term borrowing – secured	1,474	-	-
Subtotal	1,474	-	-

Total	47,367	126,054	18,025

Effective interest rate range of bank borrowings was 3.65% to 4.00% as of December 31, 2025.

The Group has entered into finance lease arrangements for certain property and equipment. As of December 31, 2025, the effective interest rate implicit in the finance leases was 6.04%, and the lease liabilities mature in September 2026. The finance lease liabilities are secured by the underlying leased assets.

16. REVENUES

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Vocational education services	179,031	50,029	45,108	6,451
Employee management services	1,033,837	1,382,580	1,719,620	245,902
HR recruitment services	75,479	24,237	17,694	2,530
Market Services	129,700	128,794	71,880	10,279
Revenues	1,418,047	1,585,640	1,854,302	265,162
Less: revenues from the discontinued operations	(52,182)	-	-	-
Revenues from the continuing operations	1,365,865	1,585,640	1,854,302	265,162

Under the requirements of ASC 606-10-50-8, the changes in contract liabilities are presented as follows:

	As of December 31,
	RMB	USD

As of January 1, 2023	2,698	386
Addition	1,402,448	200,547
Recognized as revenue from continuing operations	(1,365,865)	(195,316)
As of December 31, 2023	39,281	5,617
Addition	1,566,350	223,985
Recognized as revenue	(1,585,640)	(226,744)
As of December 31, 2024	19,991	2,858
Addition	1,868,951	267,257
Recognized as revenue	(1,854,302)	(265,162)
As of December 31, 2025	34,640	4,953

17. FAIR VALUE MEASUREMENT

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
For the Year Ended December 31, 2024	RMB	RMB	RMB
Financial assets at fair value through
Fair value gains from financial assets at fair value through profit or loss-Chengdu Fish Bubble Technology Co, Ltd., net	-	-	(21,248)

The movements of financial assets at fair value through profit or loss are set out as below:

	As of December 31,
	2023	2024	2025*
	RMB	RMB	RMB	USD
At the beginning of year	69,129	105,629	-	-
Exchange difference of beginning balance	-	-	-	-
Total gains recognized in profit or loss	36,500	(21,248)	3,524	504
Disposals	-	(84,381)	-	-
At the end of year	105,629	-	3,524	504

*	Fair value measurement was RMB3,524 (USD504) for the year ended December 31, 2025. The Group elected the NAV practical expedient under ASC 820-10-15-4 to measure this investment. The investment is excluded from the Level 1/2/3 fair value hierarchy. The fund’s NAV as of December 31, 2025 was HKD 8,027.23 per share (confirmed by third- party valuation). The investment has a 10-year lock-up period. The Group subscribed in May 2025 for HKD 103,950.

The fair values of the unlisted equity investments included in the financial assets at fair value through profit or loss have been estimated using the option-pricing method based on assumptions that are not supported by observable market prices or rates. Management has estimated the potential effect of using reasonably possible alternatives as inputs to the valuation model. This disclosure applies only to the unlisted equity investment held and disposed of in 2024. The following table lists the inputs to the model used:

	As of December 31,
	2024	2025
	%	%
Risk-free interest rate	4.48%	-
Discounts for lack of marketability	5%-22%	-

18. TAXATION

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

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC subsidiaries for the Relevant Periods. Certain of the Group’s PRC subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 5% during 2024 and 2025, respectively. Certain of the Group’s PRC subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2024 but lost the “High and New Technology Enterprise” qualification in 2025. Accordingly, the 25% standard CIT rate applies in 2025. This change may affect the recoverability of deferred tax assets. If taxable profits remain low, the recognized DTAs may not be fully recoverable. Management reassesses the valuation allowance adequacy annually. Any additional allowance would reduce net profit.

The income tax expense of the Group for the Relevant Periods is analysed as follows:

	For the Year Ended 31 December,
	2023	2024	2025
	RMB	RMB	RMB	USD
Current tax:
PRC corporate income tax	5,776	3,767	2,969	425
Deferred tax liabilities	(1,497)	-	-	-
Deferred tax assets, net	(35,469)	7,323	4,778	683
Total income tax expense/(benefit)	(31,190)	11,090	7,747	1,108
Less: income tax expenses from the discontinued operations	934	-	-	-
Income tax income tax expense/(benefit) from the continuing operations	(30,256)	11,090	7,747	1,108

A reconciliation of tax expense applicable to profit before tax at the statutory rate for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the income tax expense at the effective income tax rate for each of the Relevant Periods is as follows:

	For the Year Ended 31 December,
	2023	2024	2025
	RMB	RMB	RMB	USD
Profit/(Loss) before tax	49,016	(41,298)	50,457	7,214
Tax at the statutory tax rate (25%)	12,254	(10,325)	12,614	1,804
Impact of preferential tax rates	1,836	13,190	(756)	(108)
Non-taxable income	(8,912)	(822)	(6,910)	(988)
Non-deductible expense	622	605	5,127	733
Research and development super-deduction	(12,254)	(2,504)	(4,217)	(603)
Loss from equity investment	-	13,244	-	-
Change of valuation allowance	(23,802)	(2,298)	1,889	270
Income tax (benefit)/ expense	(30,256)	11,090	7,747	1,108

Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	USD
Deferred tax assets:
Bad debt provision	12,788	7,194	1,029
Lease liabilities	9,326	8,071	1,154
Net operating loss carry forwards	57,345	59,778	8,548
Total gross deferred tax assets	79,459	75,043	10,731
Valuation allowance on deferred tax assets	(40,523)	(42,412)	(6,065)
Deferred tax assets, net of valuation allowance	38,936	32,631	4,666
Deferred tax (liabilities)-non current:
Right-of-use assets	(10,789)	(9,262)	(1,324)
Total deferred tax	28,147	23,369	3,342

As of December 31, 2025, there was no significant unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

As of December 31, 2025, the Group had net operating loss carry forwards of RMB239,112, primarily attributable to the PRC subsidiaries. For HNTEs, the loss carried forward will expire during the period from year 2025 to year 2034. For the other PRC companies, the loss carried forward will expire during the period from year 2025 to year 2029.

	As of December 31,
	RMB	USD
2026	28,689	4,103
2027	44,331	6,339
2028	58,698	8,394
2029	71,436	10,215
Thereafter	35,958	5,142
Total	239,112	34,193

19. ORDINARY SHARES

On 26 February 2019, the Company was incorporated as an exempted company with limited liability in the Cayman Islands with an authorized share capital of US$50,000 divided into 372,691,551 class A ordinary shares and 127,308,449 class B ordinary shares with a par value of US$0.0001 each. On July 9, 2025, the Company amended its memorandum and articles of association to increase the authorized share capital to 500,000,000 ordinary shares, comprising 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, with a par value of US$0.0001 each.

Upon the completion of the Business Combination on July 9, 2025: (i) the Company issued 3,343,552 ordinary shares to the shareholders of Distoken as consideration for the merger; (ii) the Company issued 2,704,949 ordinary shares to PIPE investors, at a purchase price equal to $10.00 per share; (iii) all preferred shares were converted into 24,707,091 Class A ordinary shares, and the share capital structure has been retroactively adjusted; (iv) as of December 31, 2024, the Company had 45,292,909 ordinary shares issued and outstanding.

As of December 31, 2025, the Company had 76,048,501 ordinary shares issued.

20. SHARE-BASED COMPENSATION

On July 9, 2025, the Company adopted a new RSU Plan. The maximum number of Class A ordinary shares available for issuance under the plan is 10,018,119. As of December 31, 2025, no awards have been granted under the plan.

21. EARNINGS PER SHARE

The following table sets forth the basic and diluted net (loss)/earnings per share for the following periods:

	For the Year Ended 31 December,
	2023	2024	2025
	RMB	RMB	RMB	USD
Basic and diluted earnings per share calculation
Numerator:
Net profit attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159
Net profit/(loss) attribute to ordinary shareholders	99,263	(52,376)	43,082	6,159
Denominator:
Basic Weighted average number of shares outstanding	70,000,000	70,000,000	72,899,967	72,899,967
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Basic net earnings per share	1.42	(0.75)	0.59	0.08
Diluted Weighted average number of shares outstanding	70,000,000	70,000,000	72,899,967	72,899,967
Continuing operations	1.13	(0.75)	0.59	0.08
Discontinued operations	0.29	-	-	-
Diluted net earnings per share	1.42	(0.75)	0.59	0.08

22. GAIN/(LOSS) ON DISSOLUTION OF SUBSIDIARIES AND BRANCHES

The total gains (loss) on dissolution of subsidiaries and branches for the year ended December 31, 2023 and 2024 were RMB29,312 and RMB(8,820). The Group recorded gain of RMB4,844 on dissolution of subsidiaries and branches for the year ended December 31, 2025. The dissolution of subsidiaries and branches does not represent a strategic shift, but rather an ordinary course of business. Subsidiaries and branches are set up to provide employee management services to cater to customers’ evolving needs and localization preferences and are dissolved when contracts end.

23. BUSINESS COMBINATION

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

The fair value assessment for the acquisitions was based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. No goodwill is recognized as the consideration is based on the net assets.

The results of operations of the acquired companies were included in the consolidated statement of comprehensive loss from the acquisition date. Pro forma results of operations were not presented because the effect of the acquisition was not material to the Group’s consolidated financial statements.

24. SUBSEQUENT EVENTS

On January 22, 2026, the Company entered into a Share Exchange Agreement to acquire 100% of YouheHR Group Inc. Upon closing, YouheHR will become a wholly-owned subsidiary. Consideration consists of 4,967,809 newly issued Class A Ordinary Shares (approx. 7.1% of outstanding Class A shares). Closing is subject to customary conditions.

25. COMMITMENT AND CONTINGENCIES

The Group does not have any material commitments and contingencies as of December 31, 2025

26. DISCONTINUED OPERATIONS

The Group terminated the Contractual Agreement on January 1, 2024, stated in 2. SIGNIFICANT ACCOUNTING POLICIES, Principle of Consolidation.

For the year ended December 31, 2024 and 2025, the Group had no discontinued operations. The summarized results of operations of discontinued operations for the years ended December 31, 2023 consist of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Revenue	52,182	-	-	-
Cost of revenue	(26,364)	-	-	-
Gross profit	25,818	-	-	-

Selling and distribution expenses	(6,368)	-	-	-
Administrative expenses	(14,322)	-	-	-
Other income, net	10,972	-	-	-
Financial income, net	740	-	-	-
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	16,840	-	-	-

Income tax profit	934	-	-	-
Net profit for the year from discontinued operations	17,774	-	-	-
Comprehensive income for the year from discontinued operations	17,774	-	-	-

27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The ultimate holding company of the Group was Youlife International Holdings Inc. in 2024. Following the Business Combination on July 9, 2025, the ultimate holding company became Youlife Group Inc.

The table below presents the standalone financial information of the parent company at each reporting date:

(1) CONDENSED STATEMENTS OF FINANCIAL POSITION OF THE COMPANY

	As of December 31,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and bank equivalents	84	82	12
Prepayments, other receivables and other assets	228,170	52,616	7,524
Total current assets	228,254	52,698	7,536
Investments in subsidiaries	341,332	681,562	97,463
Total non-current assets	341,332	681,562	97,463
Total assets	569,586	734,260	104,999
Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized as at December 31, 2024 and December 31, 2025; 70,000,000 shares and 76,048,501 shares issued and outstanding as at December 31, 2024 and December 31, 2025, respectively)	51	55	8
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	1,181,993	1,303,581	186,410
Statutory surplus reserve	9,367	10,531	1,506
Accumulated losses	(621,794)	(579,876)	(82,921)
Total equity	569,586	734,260	104,999

(2) CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME OF THE COMPANY

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Administrative expenses	(9,628)	(9,348)	(1,480)	(212)
Financial expense, net	(508)	(13)	(3,564)	(510)
Share of income/(loss) of subsidiaries	109,401	(43,015)	47,754	6,828
PROFIT/(LOSS) BEFORE TAX	99,265	(52,376)	42,710	6,106
Income tax expenses	(2)	-	-	-
Net profit/(loss) for the year	99,263	(52,376)	42,710	6,106
Net profit attribute to ordinary shareholders	99,263	(52,376)	42,710	6,106
Net profit attribute to non-controlling interests	2,217	12	(372)	(53)
Comprehensive income/(loss)	97,046	(52,388)	43,082	6,159

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Net cash (used in) generated from operating activities	(8,775)	8,911	(37,400)	(5,348)
Net cash flows used in investing activities	-	-	(98,512)	(14,087)
Net cash used in financing activities	(9,498)	(9,348)	136,045	19,454
Exchange rate effect on cash and cash equivalents	(501)	(2)	(51)	(7)
Net (decrease) increase in cash and cash equivalents	(18,774)	(439)	82	12
Cash and cash equivalents at beginning of the year	19,297	523	-	-
Cash and cash equivalents at end of the year	523	84	82	12

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

Under PRC rules and regulations, all subsidiaries of the Company in the PRC are required to appropriate 10% of their net income to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to this statutory surplus reserve must be made before distribution of dividends can be made. The statutory reserve is non-distributable, other than during liquidation, and can be used to fund previous years losses, if any, and may be converted into share capital by issuing new shares to existing shareholders in proportion to their shareholders or by increasing the par value of the shares currently outstanding, provided that the remaining balance of the statutory reserve after such issue is not less than 25% of the registered capital. The restriction amounted to RMB552,845 (USD79,056) as of December 31, 2025.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.